

2023

**Notice of 2024 Annual Meeting
of Stockholders, Proxy Statement,
and 2023 Annual Report**

2023 Highlights

2023 marked a pivotal year for Western Union as we embarked on year one of our Evolve 2025 strategy, a three-year journey to becoming a customer-centric business.

Business Performance



Retail
Transaction Growth[1]

- 1Q22: -8.4%
- 2Q22: -7.1%
- 3Q22: -6.3%
- 4Q22: -5.7%
- 1Q23: -3.6%
- 2Q23: -2.4%
- 3Q23: -0.1%
- 4Q23: +0.2%

[1] Excludes the impact related to the Company's suspension of operations in Russia and Belarus and the impact from Iraq



Branded Digital
Transaction Growth

- 1Q22: 0%
- 2Q22: -3%
- 3Q22: -1%
- 4Q22: +2%
- 1Q23: +7%
- 2Q23: +12%
- 3Q23: +12%
- 4Q23: +13%

Launch of new go-to-market strategy

Financial Highlights

$4.36B
in revenue

19.6%
adjusted operating margin[2]

$1.74
in adjusted EPS[2]

$783M
in generated operating cash flow

$646M
returned to shareholders through dividends and share repurchases

[2] Refer to Annex A of the 2024 Proxy Statement attached herein for a reconciliation between GAAP and non-GAAP metrics.

Optimizing our Global Network

+200 Concept stores

+100 Owned stores

12 Countries using next-gen app

~30K Rebranded retail locations

5 Countries using digital wallet


4.6B Bank accounts for payout


400K Active retail locations


200+ Countries and territories


130+ Currencies

A message from the CEO



Dear Fellow Shareholders,

It has been a little over two years since I became the President and CEO of Western Union and was given the privilege to steer our venerable company, and its 173-year legacy, towards an exciting new chapter. Today, our goal remains steadfast: to emerge as the unrivaled leader in providing accessible financial services to aspiring populations across the globe.

During this pivotal period, we have been diligently laying the groundwork essential for future growth, while navigating through some challenges. The sale of Western Union Business Solutions, our exit from Russia and Belarus, the realignment of our go-to-market positioning, and our investments in next generation capabilities, have all weighed on our recent share price. That said, I echo the wisdom of Warren Buffett, "In the short run, the market is a voting machine, but in the long run, it is a weighing machine."

Over the last year our company has begun to gain weight again. We have witnessed a significant uptick in our ability to attract new customers, resulting in transaction growth and a rejuvenated market presence. Notably, our 5+% transaction growth in the latter half of 2023 was the strongest that the company has seen in many years. Additionally, given the strength of our business in Iraq, we've surpassed revenue growth expectations set forth during our 2022 Investor Day. The underlying health of our business has improved significantly, laying a strong foundation for continued positive momentum.

Our organization has undergone a significant transformation to drive overall customer lifetime value in lieu of maximizing near-term transaction economics. This philosophical shift required us to reorient many core processes, including marketing, pricing, customer service, and risk decisioning, to pursue a more customer-centric and longitudinal approach across all interactions.

Our recent investments in underlying data management, core process technology, and customer-facing programs like loyalty, are poised to pay dividends for many years to come. Increasing our customer retention is the single most powerful driver of long-term economic value creation we have. Last year, I highlighted the unique advantage we have in our ability to acquire millions of new customers annually. Retaining these customers and expanding the range of products and services we deliver is the key to sustainably growing revenue and adding long-term value.

In 2023, we also maintained strong financial discipline with adjusted operating margin at 19.6%[i] and adjusted free cash flow conversion over 100%[i] – generating over three quarters of a billion dollars in operating cash flow. With a clearly articulated capital allocation strategy focused on supporting our dividend, a focused approach to M&A, and a commitment to returning excess capital to our shareholders through share repurchases, we returned nearly $650 million to our shareholders in 2023.

As I look forward to 2024, I am confident in our long-term ability to enhance the lives of hundreds of millions of people around the world while simultaneously working to generate a solid return on investment for our shareholders.

Our Evolve 2025 Journey Continues on Pace

As discussed at our Investor Day in 2022, our Evolve 2025 strategy is built on four pillars:

---

[i] Refer to Annex A of the 2024 Proxy Statement attached herein for a reconciliation between GAAP and non-GAAP metrics.

- Stabilizing our Retail business, recognizing it as the gateway to Western Union.

- Re-accelerating our Branded Digital business, aimed at returning it to double-digit revenue growth.

- Building new businesses that deliver accessible financial services to the aspiring populations of the world.

- Driving operational excellence to deliver enhanced customer and agent experiences and improved retention rates.

During 2023, we made significant strides within our core consumer money transfer business, including improving our retail point-of-sale experiences, updating our digital platforms, accelerating our revised go-to-market strategies, and improving our customer and agent experiences. As a result, we enhanced our overall value proposition in the marketplace and improved our ability to win and retain customers. We achieved this while maintaining our industry-leading operating margins by driving ongoing operational improvements that enabled us to free up investment capital.

Our commitment to innovation and expansion has led to the introduction of several new products and services designed to enhance accessibility and convenience for our customers. Among notable achievements, we continued the expansion of our digital wallet, relaunched an improved prepaid product in the US, and expanded our global footprint by introducing foreign exchange services in multiple countries. We enhanced our bill pay capabilities and distribution channels, ensuring greater convenience and accessibility for our customers, and have also forged two strategic partnerships to offer tailored lending solutions to our customers.

As a result, the accompanying financial results have begun to materialize. In the third quarter, we achieved positive revenue growth in Branded Digital, underscoring the momentum of our innovative initiatives. We achieved flat transaction growth in Retail in Q3 excluding Iraq, and we delivered double-digit revenue growth in Consumer Services in 2023 while maintaining 20+% operating margins for the year in that segment.

Following is a summary of the progress we made during 2023 against our four strategic pillars:

Stabilizing our Retail Business

- Transaction growth flat year-over-year, and revenue growth of 1%.

- Significantly enhanced retail customer and agent experience through new functionality and product enhancements to our point-of-sale system, including Remember Me, Quick Resend, debit payment enablement, digital receipts, and enhanced payout to account capabilities.

- Achieved 78% overall network productivity, up nearly 8% over 2022.

- Drove "Retail as the Gateway to Western Union," delivering 5% of new Branded Digital customers from retail conversions.

- Expanded our presence globally by opening 100 new owned locations and introducing 200 new concept stores in Latin America and the Caribbean, Europe, the Middle East, and Asia Pacific, increasing our controlled distribution channel by over 35%.

- Modernized roughly 30,000 high-impact retail locations worldwide with our new Western Union brand format, delivering a more contemporary and omni-channel experience to our valued retail customers.

Re-accelerating our Branded Digital Business

- Achieved flat revenue growth for the year while growing new Branded Digital customers by 13% and transactions by 11%.

- Branded Digital revenue returned to year-over-year growth in Q3, a full quarter ahead of our initial projections, a result of our competitive value proposition and marketing strategy.

- An enhanced go-to-market strategy resulted in reduced customer acquisition costs, with a decrease of over 15% last year.

- Launched our next-generation digital app, now available in 12 countries, amplifying our reach and fostering international momentum.

- Updated the user interface in our digital app to reduce friction and make it easier for our customers to access the most important features, elevating the user experience and satisfaction.

- Offered a new customer value proposition, featuring promotional pricing for new customers and market-based pricing on subsequent transactions.

Delivering Accessible Financial Services

- In addition to our digital wallet offering in Europe (Germany, Romania, Poland, and Italy), we launched a digital wallet in Argentina. We have now onboarded over 200,000 customers to our digital wallet in Europe and over 50,000 in Argentina.

- Introduced new innovative products, such as our prepaid debit card and lending services, expanding our reach in Argentina and Australia, along with establishing a currency conversion business in select locations across Europe and Asia Pacific.

- Grew our retail money order business substantially over the last 2 years with principal up nearly 20% and investable assets up over $135 million. The retail money order business now accounts for roughly a third of our Consumer Services segment revenue.

Driving Operational Excellence

- Successfully executed on our five-year, $150 million operating expense redeployment program, to date, delivering over $50 million in savings, earmarked for redeployment.

- Empowered our front-line support teams with comprehensive training, resulting in a substantial reduction of 4.6 million calls into our customer call centers compared to the previous year.

- Streamlined operations by leveraging robotics and automation, saving nearly 310,000 manual work hours driving cost efficiencies, enhancing output quality, and elevating customer and agent experiences.

- Enhanced our customer communications to ensure more personable interactions, thereby increasing satisfaction and delivering tailored customer experiences.

- Made significant strides in our talent evolution, orchestrating a meaningful realignment of the top 100 executives at the company through a blend of internal promotions and strategic external hires.

Looking Ahead

We remain optimistic about our strategic direction, the improved underlying trajectory of our business, and our 2024 outlook. In meeting with customers, employees, and agents around the world,

" I have sensed something more than can be expressed as numbers in a report. I see excitement and optimism about our future – not only for us as a company, but in our ability to help our customers build their own futures. I believe the optimism I feel — and sense in those around me—is the start of our new chapter."

I would also like to thank the fantastic efforts of the nearly 9,000 Western Union employees and the support of our Board of Directors in 2023 as this year will stand as a pivotal year in Western Union's 173-year history; a year that helped put us on the path to sustainable, profitable revenue growth, and a year where we made tangible advancements in becoming the partner our customers and agents want and deserve.

As always, thank you for joining us on this journey, and for your continued support in building Western Union's future.

Devin B. McGranahan
President and Chief Executive Officer



2023

**Notice of 2024 Annual
Meeting of Stockholders,
Proxy Statement, and
2023 Annual Report**



THE WESTERN UNION COMPANY
7001 E. Belleview Avenue
Denver, Colorado 80237

April 2, 2024

DEAR STOCKHOLDER:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of The Western Union Company (the "Company"), to be held at 8:00 a.m., local time, on Friday, May 17, 2024, at the Company's headquarters located at 7001 E. Belleview Avenue, Denver, Colorado 80237. The registration desk will open at 7:30 a.m.

The attached notice and Proxy Statement contain details of the business to be conducted at the Annual Meeting. In addition, the Company's 2023 Annual Report, which is being made available to you along with the Proxy Statement, contains information about the Company and its performance. Directors and certain officers of the Company will be present at the Annual Meeting.

Your vote is important! Whether or not you plan to attend the Annual Meeting, **please read the Proxy Statement and then vote** at your earliest convenience by telephone, Internet, tablet or smartphone, or request a proxy card to complete, sign, date and return by mail. Using the telephone, Internet, tablet or smartphone voting systems, or mailing your completed proxy card, will not prevent you from voting in person at the Annual Meeting if you are a stockholder of record and wish to do so.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the Company.

Regards,



Devin B. McGranahan
President, Chief Executive Officer and Director

YOUR VOTE IS IMPORTANT!

PLEASE PROMPTLY VOTE BY TELEPHONE, INTERNET, TABLET OR SMARTPHONE, OR REQUEST A PROXY CARD TO COMPLETE, SIGN, DATE AND RETURN BY MAIL SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND SO THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. YOUR PROMPT ACTION WILL AID THE COMPANY IN REDUCING THE EXPENSE OF PROXY SOLICITATION.



THE WESTERN UNION COMPANY
7001 E. BELLEVIEW AVENUE
DENVER, COLORADO 80237
(866) 405-5012

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS


When:
May 17, 2024
at 8:00 a.m. Mountain Time


Where:
Company Headquarters
7001 E. Belleview Avenue
Denver, Colorado 80237


Record Date:
March 20, 2024

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement before voting.

ITEMS OF BUSINESS		BOARD'S RECOMMENDATION	FURTHER INFORMATION
1	Election of Directors named in this Proxy Statement to serve as members of the Company's Board of Directors until the Company's 2025 Annual Meeting of Stockholders	**FOR** each director nominee	Page 15
2	Hold an advisory vote to approve executive compensation	**FOR**	Page 70
3	Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for 2024	**FOR**	Page 72
4	Approve The Western Union Company 2024 Long-Term Incentive Plan (the "2024 Plan")	**FOR**	Page 73
5	Transact any other business as may properly come before the Annual Meeting or any postponement or adjournment of the Annual Meeting		

ATTENDING THIS MEETING

All stockholders will be required to show valid, government-issued, photo identification or an employee badge issued by the Company. If you own shares as a stockholder of record (a "Registered Holder"), your name will be compared to the list of registered stockholders to verify your share ownership. If you own shares through a broker, agent, or other nominee (a "Beneficial Holder"), you will need to bring evidence of your share ownership, such as your most recent brokerage account statement or a legal proxy from your broker, agent or other nominee. If you do not have valid picture identification and proof that you own Company shares, you will not be admitted to the Annual Meeting. All packages and bags are subject to inspection. Please note that the registration desk will open at 7:30 a.m. Please arrive in advance of the start of the Annual Meeting to allow time for identity verification.

WHO CAN ATTEND AND VOTE

Our stockholders of record on March 20, 2024 are entitled to notice of, and to vote at, the Annual Meeting and at any adjournment or postponement that may take place. A list of stockholders entitled to vote at the Annual Meeting will be available for examination during normal business hours by any stockholder for ten days prior to the Annual Meeting at our principal executive offices located at 7001 E. Belleview Avenue, Denver, Colorado 80237.

YOUR VOTE IS EXTREMELY IMPORTANT.

				
TELEPHONE	**INTERNET**	**BY MAIL**	**BY TABLET OR SMARTPHONE**	**IN PERSON**
Beneficial Holders call toll free at 1-800-454-8683	Beneficial Holders visit www.proxyvote.com	Request a paper proxy card to complete, sign, date and return	Beneficial Holders vote your shares online with your tablet or smartphone by scanning the QR code above.	Attend the Annual Meeting
Registered Holders call toll free at 1-866-883-3382	Registered Holders visit www.proxypush.com/WU		Registered Holders vote your shares online with your tablet or smartphone by scanning the QR code on your Proxy Card.	

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

The Company's Proxy Statement and Annual Report to Stockholders are available at *www.proxyvote.com* or *www.proxydocs .com/brokers/WU* for Beneficial Holders and *www.proxydocs.com/WU* for Registered Holders. To access such proxy materials, you will need the control/identification numbers provided to you in your Notice of Internet Availability of Proxy Materials or your Proxy Card.

We appreciate your prompt vote. After reading the Proxy Statement, please vote at your earliest convenience, by telephone, Internet, tablet or smartphone, or request a proxy card to complete, sign, date and return by mail. If you decide to attend the Annual Meeting and would prefer to vote in person by ballot, your proxy will be revoked automatically and only your vote at the Annual Meeting will be counted.

Please note that all votes cast via telephone, Internet, tablet or smartphone must be cast prior to 11:59 p.m., Eastern Time on Thursday, May 16, 2024. For shares held in The Western Union Company Incentive Savings Plan, direction regarding how to vote such shares must be received by mail on or before Tuesday, May 14, 2024, or by telephone, Internet, tablet or smartphone by 11:59 p.m., Eastern Time, on May 14, 2024.

By Order of the Board of Directors

Darren Dragovich
Secretary

April 2, 2024

Table of Contents

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PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement before voting.

2024 ANNUAL MEETING OF STOCKHOLDERS OF THE WESTERN UNION COMPANY (the "Company," "Western Union," "we," "our," or "us")

 **When:**
May 17, 2024
at 8:00 a.m. Mountain Time

Where:
Company Headquarters
7001 E. Belleview Avenue
Denver, Colorado 80237

Record Date:
March 20, 2024

MEETING AGENDA AND VOTING MATTERS

ITEM	MANAGEMENT PROPOSALS	BOARD VOTE RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
1	Election of Directors named in this Proxy Statement to serve as members of the Company's Board of Directors until the Company's 2025 Annual Meeting of Stockholders	**FOR** each director nominee	15
2	Advisory Vote to Approve Executive Compensation	**FOR**	70
3	Ratify the Selection of Ernst & Young LLP as our independent registered public accounting firm for 2024	**FOR**	72
4	Approve the 2024 Plan	**FOR**	73

INFORMATION ABOUT OUR DIRECTOR NOMINEES (PAGE 6)



91% INDEPENDENT — 11 MEMBERS

64% CEO EXPERIENCE

73% REGULATED INDUSTRY/ GOVERNMENT EXPERIENCE

91% GLOBAL OPERATIONS EXPERIENCE

55% DIVERSITY

4 Female
1 Hispanic/ Latino
1 Asian*
1 LGBTQ+
1 American Indian**

* Asian Female
** American Indian Female

This chart reflects the composition, skills, qualifications, and characteristics of our Board of Directors nominated for election at the 2024 Annual Meeting.

OUR DIRECTOR NOMINEES

Julie M. Cameron-Doe
Independent



Age **54**

Director Since **2023**

Committee(s)

- **Audit Committee**
- **Compliance Committee**

Martin I. Cole
Independent



Age **67**

Director Since **2015**

Committee(s)

- **Compensation and Benefits Committee**
- **Corporate Governance, ESG, and Public Policy Committee**

Suzette M. Deering
Independent



Age **54**

Director Since **2023**

Committee(s)

- **Compensation and Benefits Committee**
- **Compliance Committee**

Betsy D. Holden
Independent



Age **68**

Director Since **2006**

Committee(s)

- **Compensation and Benefits Committee**
- **Corporate Governance, ESG, and Public Policy Committee Chair**

Jeffrey A. Joerres
Independent



Age **64**

Director Since **2015**

Chair of the Board

Committee(s)

- **None**

Devin B. McGranahan



Age **55**

Director Since **2021**

Committee(s)

- **None**

Michael A. Miles, Jr.
Independent



Age **62**

Director Since **2006**

Committee(s)

- **Compensation and Benefits Committee Chair**
- **Corporate Governance, ESG, and Public Policy Committee**

Timothy P. Murphy
Independent



Age **62**

Director Since **2020**

Committee(s)

- **Audit Committee**
- **Compliance Committee Chair**

Jan Siegmund
Independent



Age **59**

Director Since **2019**

Committee(s)

- **Audit Committee Chair**
- **Compliance Committee**

Angela A. Sun
Independent



Age **49**

Director Since **2018**

Committee(s)

- **Audit Committee**
- **Compensation and Benefits Committee**

Solomon D. Trujillo
Independent



Age **72**

Director Since **2012**

Committee(s)

- **Audit Committee**
- **Compliance Committee**

GOVERNANCE HIGHLIGHTS (PAGE 16)

✓ Annual Election of Directors

✓ Proxy Access

✓ Majority Vote Standard in Uncontested Elections

✓ Stockholder Right to Call Special Meetings at 10% Ownership Threshold

✓ No Stockholder Rights Plan ("Poison Pill")

✓ No Supermajority Voting Provisions in the Company's Organizational Documents

✓ Independent Board, Except Our Chief Executive Officer ("CEO")

✓ Independent Non-Executive Chair

✓ Independent Board Committees

✓ Confidential Stockholder Voting

✓ Board Committee Authority to Retain Independent Advisors

✓ Robust Codes of Conduct

✓ Board Committee Oversight of Environmental, Social, and Governance ("ESG") Matters

✓ Robust Stock Ownership Guidelines for Senior Executives and Directors

✓ Prohibition Against Pledging and Hedging of Company Stock by Senior Executives and Directors

✓ Regular Stockholder Engagement

CORE COMPONENTS OF 2023 EXECUTIVE COMPENSATION (PAGE 41)

• **Base Salary** - Fixed compensation component payable in cash

• **Annual Incentive Awards** - Variable compensation component payable in cash based on performance against annually established performance objectives

• **Performance-Based Restricted Stock Units ("PSUs")** - Restricted stock units vest based on the Company's achievement of financial performance objectives, with a payout modifier based on the Company's relative total stockholder return ("TSR") versus the Standard & Poor's 500 Index ("S&P 500 Index")

• **Restricted Stock Units ("RSUs")** - RSUs vest in one-third annual increments based on continued service during the vesting period

• **Stock Options** - For our CEO, non-qualified stock options granted with an exercise price equal to fair market value on the date of grant that expire ten years after grant and become exercisable in 25% annual increments over a four-year vesting period

KEY FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM (PAGE 32)

WHAT WE DO

✔ **Pay-for-performance and at-risk compensation.**

A significant portion of our targeted annual compensation is performance-based and/or subject to forfeiture ("at-risk"), with emphasis on variable pay to reward short- and long-term performance measured against pre-established objectives informed by our Company's strategy. For 2023, performance-based compensation comprised approximately 76% of the targeted annual compensation for our CEO, and, on average, approximately 55% of the targeted annual compensation for our other named executive officers ("NEOs"). The remaining components of such NEOs' 2023 targeted annual compensation consisted of base salary and service-based RSUs, with the Compensation and Benefits Committee (the "Compensation Committee") viewing the service-based RSUs as at-risk as their value fluctuates based on our stock price performance.

✔ **Align compensation with stockholder interests.**

Performance measures for incentive compensation are linked to the overall performance of the Company and are designed to be aligned with the creation of long-term stockholder value.

✔ **Emphasis on future pay opportunity vs. current pay.**

Our long-term incentive awards are equity-based, use multi-year vesting provisions to encourage retention, and are designed to align our NEOs' interests with long-term stockholder interests. For 2023, long-term equity compensation comprised approximately 78% of the targeted annual compensation for our CEO and, on average, approximately 55% of the targeted annual compensation for our other NEOs.

✔ **Mix of performance metrics.**

The Company utilizes a mix of performance metrics that emphasize both absolute performance goals, which provide the primary links between incentive compensation and the Company's strategic operating plan and financial results, and a relative payout modifier, which measures the Company's relative TSR versus the S&P 500 Index.

✔ **Stockholder engagement.**

The Compensation Committee chair and members of management engage with stockholders regularly to discuss and understand their perceptions or concerns regarding our executive compensation program.

✔ **"Clawback" policies.**

Pursuant to the Company's Dodd-Frank Clawback and Forfeiture Policy (the "Dodd-Frank Policy"), the Company is required to recoup certain incentive compensation from covered officers in the event of a financial restatement. In addition, the Company maintains a separate Misconduct Clawback and Forfeiture Policy (the "Misconduct Policy") which provides that the Company may, in its sole discretion, recoup certain incentive compensation, including time-based equity awards, from covered officers in the event the covered officer engages in compliance misconduct or detrimental conduct, which may include actions that resulted in a financial restatement.

✔ **Robust stock ownership guidelines.**

We require our executive officers to own a meaningful amount of Company stock to align them with long-term stockholder interests (6x base salary in the case of our CEO and 3x base salary for our other NEOs).

✔ **Include ESG metrics in compensation program.**

Our annual incentive program incorporates ESG metrics, which qualitatively assess progress towards the Company's three ESG pillars - Integrity of Global Money Movement, Economic Prosperity, and Diversity, Equity, Inclusion, and Belonging. In addition, our annual incentive program incorporates compliance and leadership metrics.

✔ **Multi-year vesting and/or performance periods for long-term incentive awards.**

✔ **Independent compensation consultant retained by the Compensation Committee.**

✔ **"Double trigger" severance benefits in the event of a change-in-control.**

✔ **Maximum payout caps for annual cash incentive compensation and PSUs.**

WHAT WE DON'T DO

✘ No repricing or buyout of underwater stock options without stockholder approval.

✘ No change-in-control tax gross ups.

✘ Prohibition against pledging and hedging of Company securities by senior executives and directors.

  Please see "Summary of Corporate Governance Practices" for additional details.

✘ No dividends or dividend equivalents are paid on unvested or unearned PSUs or RSUs.

✘ No service-based defined benefit pension plan.

CHIEF EXECUTIVE OFFICER COMPENSATION

The following chart illustrates our CEO pay philosophy of heavily weighting targeted CEO compensation toward variable, performance-based pay elements.

CEO 2023 TOTAL TARGET DIRECT COMPENSATION

■ Base Salary
■ Annual Incentive
■ PSUs
■ Stock Options
■ RSUs



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PROXY STATEMENT

The Board of Directors (the "Board of Directors" or the "Board") of The Western Union Company ("Western Union" or the "Company") is, on the Company's behalf, soliciting your proxy to vote at the 2024 Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 17, 2024 at 8:00 a.m., local time, and any adjournment or postponement of the Annual Meeting. The Annual Meeting will be held at the Company's Headquarters, 7001 E. Belleview Avenue, Denver, Colorado 80237.

In accordance with U.S. Securities and Exchange Commission (the "SEC") rules and regulations, instead of mailing a printed copy of our proxy materials to each stockholder of record or beneficial owner, we furnish proxy materials, which include this Proxy Statement and the accompanying Proxy Card, Notice of Meeting, and Annual Report to Stockholders, to our stockholders over the Internet unless otherwise instructed by the stockholder. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials.

The Notice of Internet Availability of Proxy Materials was first mailed on April 2, 2024 to all stockholders of record as of March 20, 2024 (the "Record Date"). The only voting securities of the Company are shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), of which there were 340,367,279 shares outstanding as of the Record Date. The closing price of the Company's Common Stock on the Record Date was $13.72 per share.

The Company's Annual Report to Stockholders, which contains consolidated financial statements for the year ended December 31, 2023 (the "2023 Annual Report"), accompanies this Proxy Statement. You also may obtain a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 that was filed with the SEC, without charge, by writing to Investor Relations, The Western Union Company, 7001 E. Belleview Avenue, WU-HQ-10, Denver, Colorado 80237, or by calling (866) 405-5012. Requests may also be directed to westernunion.ir@westernunion.com. If you would like to receive a copy of any exhibits listed in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, please call (866) 405-5012 or submit a request in writing to Investor Relations at the above address, and the Company will provide you with the exhibits upon the payment of a nominal fee (which fee will be limited to the expenses we incur in providing you with the requested exhibits). The Company's Annual Report on Form 10-K for the year ended December 31, 2023 and these exhibits are also available in the "Investor Relations" section of *www.westernunion.com.* This Proxy Statement and the 2023 Annual Report are also available on the SEC's website at *sec.gov.*

Information on the Company's website, including our Environmental, Social, and Governance (ESG) Reports and EEO-1 reports, is not incorporated by reference into, and does not form part of, this Proxy Statement.

THE PROXY PROCESS AND STOCKHOLDER VOTING

Q WHY DID I RECEIVE THESE MATERIALS?

A Our Board of Directors has made these materials available to you on the Internet or, upon your request, has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at our Annual Meeting, which will take place on May 17, 2024, or any adjournment or postponement thereof. Our stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

Q WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR SET OF PROXY MATERIALS?

A This means you hold shares of the Company in more than one way. For example, you may own some shares directly as a Registered Holder and other shares through a broker or you may own shares through more than one broker, agent or other nominee (a "broker"). In these situations, you may receive multiple Notices of Internet Availability of Proxy Materials or, if you request proxy materials to be delivered to you by mail, Proxy Cards. It is necessary for you to vote, sign, and return all of the Proxy Cards or follow the instructions for any alternative voting procedure on each of the Notices of Internet Availability of Proxy Materials you receive in order to vote all of the shares you own. If you request proxy materials to be delivered to you by mail, each Proxy Card you receive will come with its own prepaid return envelope; if you vote by mail, make sure you return each Proxy Card in the return envelope that accompanied that Proxy Card.

Q WHY DID MY HOUSEHOLD RECEIVE ONLY ONE COPY OF THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR PROXY MATERIALS?

A In addition to furnishing proxy materials electronically, we take advantage of the SEC's "householding" rules to reduce the delivery cost of materials. Under such rules, only one Notice of Internet Availability of Proxy Materials or, if you have requested paper copies, only one set of proxy materials is delivered to multiple stockholders sharing an address unless we have received contrary instructions from one or more of the stockholders. If you are a stockholder sharing an address and wish to receive a separate Notice of Internet Availability of Proxy Materials or copy of the proxy materials,

you may so request by contacting the Broadridge Householding Department by phone at 1-866-540-7095 or by mail to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. A separate copy of the proxy materials will be promptly provided following receipt of your request, and you will receive separate materials in the future. If you currently share an address with another stockholder but are nonetheless receiving separate copies of the materials, you may request delivery of a single copy in the future by contacting the Broadridge Householding Department at the number or address shown above.

Q DOES MY VOTE MATTER AND WHAT IS A QUORUM?

A **YOUR VOTE MATTERS!** We are required to obtain stockholder approval for the election of directors and other important matters. Each share of Common Stock is entitled to one vote and every share voted has the same weight. In order for the Company to obtain the necessary stockholder approval of proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares entitled to vote) must be represented at the Annual Meeting in person or by proxy. If a quorum is not obtained, the Company must adjourn or postpone the Annual Meeting and solicit additional proxies; this is an expensive and time-consuming process that is not in the best interest of the Company or its stockholders. Since few stockholders are able to attend the Annual Meeting in person, voting by proxy is important to obtain a quorum and complete the stockholder vote. See also below "*How Many Votes are Required to Approve a Proposal?*"

Q HOW DO I VOTE?

A @ By Telephone or Internet—You may vote your shares via telephone as instructed on the Proxy Card, or the Internet as instructed on the Proxy Card or the Notice of Internet Availability of Proxy Materials. The telephone and Internet procedures are designed to authenticate your identity, to allow you to vote your shares, and confirm that your instructions have been properly recorded. The telephone and Internet voting facilities will close at 11:59 p.m., Eastern Time, on May 16, 2024.

 **By Mail**—If you request or otherwise receive one or more paper Proxy Cards, you may elect to vote by mail. If you elect to do so, you should complete, sign, and date each Proxy Card you receive, indicating your voting preference on each proposal, and return each Proxy Card in the prepaid envelope that accompanied each Proxy Card. If you return a signed and dated Proxy Card but you do not indicate your voting preferences, your shares will be voted in accordance with the recommendations of the Board of Directors. By returning your signed and dated Proxy Card or providing instructions by the alternative voting procedure in time to be received for the Annual Meeting, you authorize Devin McGranahan and Darren Dragovich to act as your proxies (the "Proxies") to vote your shares of Common Stock as specified.

 **By Tablet or Smartphone**—If you are a Beneficial Holder, you may vote your shares online with your tablet or smartphone by scanning the QR code above. If you are a Registered Holder, you may vote your shares online with your tablet or smartphone by scanning the QR code on your Proxy Card. The ability to vote in this way by tablet or smartphone will expire at 11:59 p.m., Eastern Time, on May 16, 2024.

 **At the Annual Meeting**—Shares held in your name as a Registered Holder may be voted by you in person at the Annual Meeting. Shares held by Beneficial Holders may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker that holds your shares giving you the right to vote the shares, and you bring such proxy to the Annual Meeting. For shares held in The Western Union Company Incentive Savings Plan (the "ISP"), that plan's trustee will vote such shares as directed. If no direction is given on how to vote such shares to the trustee by mail on or before May 14, 2024 or by Internet, telephone, tablet or smartphone by 11:59 p.m., Eastern Time, on May 14, 2024, the trustee will vote your shares held in that ISP in the same proportion as the shares for which it receives instructions from all other participants in the ISP.

  **HOW MANY VOTES ARE REQUIRED TO APPROVE A PROPOSAL?**

A The Company's By-Laws (the "By-Laws") require that directors be elected by the majority of votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director with abstentions and broker non-votes not counted as votes "for" or "against"). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

The advisory vote to approve executive compensation (Proposal 2), the ratification of Ernst & Young LLP's selection as independent registered public accounting firm for 2024 (Proposal 3), and the approval of the 2024 Plan (Proposal 4) each require the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. For NYSE purposes, the approval of the 2024 Plan (Proposal 4) requires the affirmative vote of the majority of the votes cast with respect to the approval of the 2024 Plan (the number of shares voted "for" the approval of the 2024 Plan must exceed the number of votes cast "against" the approval of the 2024 Plan with abstentions and broker non-votes not counted as votes "for" or "against").

  **WHAT IS THE EFFECT OF NOT VOTING?**

A It depends on how ownership of your shares is registered and the proposal to be voted upon. If you own shares as a Registered Holder, rather than through a broker, your unvoted shares will not be represented at the Annual Meeting and will not count toward the quorum requirement.

If you own shares as a Beneficial Holder through a broker and do not give voting instructions to your broker, your broker may represent your shares at the meeting for purposes of obtaining a quorum by voting on "routine matters" as further described in the answer to the following question, but will not be able to vote on any "non-routine" matter without your instruction.

Notice of 2024 Annual Meeting of Stockholders and Proxy Statement

Q IF I DON'T VOTE, WILL MY BROKER VOTE FOR ME? WHICH MATTERS ARE CONSIDERED "ROUTINE"?

A If you own your shares as a Beneficial Holder through a broker and you don't vote, your broker may vote your shares in its discretion on some "routine matters." With respect to other proposals, however, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as the "broker non-vote." A "broker non-vote" share will not affect the determination of whether the matter is approved. The Company believes that the proposal to ratify Ernst & Young LLP's selection as independent registered public accounting firm for 2024 (Proposal 3) set forth in this Proxy Statement is the only routine matter to be presented at the Annual Meeting on which brokers will be permitted to vote shares on your behalf, even without voting instructions. If your broker votes these shares on your behalf, your shares will be counted as present for purposes of establishing a quorum at the Annual Meeting.

Other than Proposal 3, the Company believes that all proposals set forth in this Proxy Statement are not considered routine matters and brokers will not be able to vote on behalf of their clients if no voting instructions have been furnished. Please give your broker voting instructions on all proposals to ensure your shares are represented in the vote.

Q HOW ARE ABSTENTIONS TREATED?

A Whether you own your shares as a Registered Holder or as a Beneficial Holder, abstentions are counted toward the quorum requirement and have the same effect as votes "against" a proposal, other than the proposal to elect directors (Proposal 1), on which they have no effect. However, as noted above, for NYSE purposes only, the approval of the 2024 Plan (Proposal 4) requires the affirmative vote of the majority of the votes cast with respect to the approval of the 2024 Plan (the number of shares voted "for" the approval of the 2024 Plan must exceed the number of votes cast "against" the approval of the 2024 Plan with abstentions and broker non-votes not counted as votes "for" or "against").

Q IF I OWN MY SHARES THROUGH A BROKER, HOW IS MY VOTE RECORDED?

A Brokers typically own shares of Common Stock for many stockholders. In this situation, the Registered Holder on the Company's stock register is the broker. This often is referred to as holding shares in "Street Name." The Beneficial Holders of such shares do not appear in the Company's stockholder register. If you hold your shares in Street Name, and elect to vote via telephone, Internet, tablet or smartphone, your vote will be submitted to your broker. If you request paper Proxy Cards and elect to vote by mail, the accompanying return envelope is addressed to return your executed Proxy Card with voting instructions to your broker. Shortly before the Annual Meeting, each broker will total the votes submitted by telephone, Internet, tablet or smartphone or mail by the Beneficial Holders for whom it holds shares and submit a Proxy Card reflecting the aggregate votes of such Beneficial Holders. If you would like to vote at the Annual Meeting see "How Do I Vote? – At the Annual Meeting" above.

Q IS MY VOTE CONFIDENTIAL?

A In accordance with the Company's Corporate Governance Guidelines, the vote of any stockholder will not be revealed to anyone other than a non-employee tabulator of votes or an independent election inspector (the "Inspector of Election"), except (i) as necessary to meet applicable legal and stock exchange listing requirements, (ii) to assert claims for or defend claims against the Company, (iii) to allow the Inspector of Election to certify the results of the stockholder vote, (iv) in the event a proxy, consent, or other solicitation in opposition to the voting recommendation of the Board of Directors takes place, (v) if a stockholder has requested that his or her vote be disclosed, or (vi) to respond to stockholders who have written comments on Proxy Cards.

Q CAN I REVOKE MY PROXY AND CHANGE MY VOTE?

A Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a Registered Holder, your proxy can be revoked in several ways: (i) by delivery of a written revocation to the Corporate Secretary, The Western Union Company, 7001 E. Belleview Avenue, Denver, Colorado 80237, by 11:59 p.m., Eastern Time, on May 16, 2024, (ii) by timely submission of another valid proxy bearing a later date (including through any alternative voting procedure described on the Notice of Internet Availability of Proxy Materials or Proxy Card), or (iii) by attending the Annual Meeting and giving the Inspector of Election notice that you intend to vote your shares in person. If your shares are held by a broker, you must contact your broker to receive instructions on how to revoke your proxy. See "How do I Vote?" above for additional information about how to timely submit another proxy.

Q WILL ANY OTHER BUSINESS BE TRANSACTED AT THE MEETING? IF SO, HOW WILL MY PROXY BE VOTED?

A Management does not know of any business to be transacted at the Annual Meeting other than those matters described in this Proxy Statement. The period specified in the Company's By-Laws for submitting additional proposals to be considered at the Annual Meeting has passed and there are no such proposals to be considered. However, should any other matters properly come before the Annual Meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the Proxies will be voted by the Proxies in accordance with their judgment.

Q WHO COUNTS THE VOTES?

A Votes will be counted and certified by the Inspector of Election, who is an employee of Equiniti Trust Company, the Company's Transfer Agent and Registrar ("Equiniti"). If you are a Registered Holder, your telephone, Internet, tablet, or smartphone vote is submitted, or your executed Proxy Card is returned, directly to Equiniti for tabulation. As noted above, if you hold your shares as a Beneficial Holder, your broker returns a single Proxy Card to Equiniti on behalf of its clients.

Q HOW MUCH DOES THE PROXY SOLICITATION COST?

A The Company has engaged the firm of MacKenzie Partners, Inc., 1407 Broadway, New York, NY 10018, to assist in distributing and soliciting proxies for a fee of approximately $20,000, plus expenses. However, the proxy solicitor fee is only a small fraction of the total cost of the proxy process. A significant expense in the proxy process is printing and mailing the proxy materials. The Company will also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to Beneficial Holders of our Common Stock. Proxies also may be solicited on behalf of the Company by directors, officers, or employees of the Company in person or by mail, telephone, email, or facsimile transmission. No additional compensation will be paid to such directors, officers, or employees for soliciting proxies. The Company will bear the entire cost of solicitation of proxies, including the preparation, assembly, printing, and mailing of the Notice of Internet Availability of Proxy Materials, and this Proxy Statement and the accompanying Proxy Card, Notice of Meeting, and 2023 Annual Report.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

The Company's Proxy Statement and 2023 Annual Report are available at *www.proxyvote.com* or *www.proxydocs.com/brokers/WU* for Beneficial Holders and www.proxydocs.com/WU for Registered Holders. To access such materials, you will need the control/identification numbers provided to you in your Notice of Internet Availability of Proxy Materials or your Proxy Card.

Notice of 2024 Annual Meeting of Stockholders and Proxy Statement

BOARD OF DIRECTORS INFORMATION

In accordance with applicable Delaware law, the business of the Company is managed under the direction of its Board of Directors. Pursuant to the Company's Charter, the Board of Directors is to consist of not less than one nor more than 15 directors. All directors' terms will expire at the Annual Meeting. At the Annual Meeting, director nominees will stand for election for one-year terms, expiring at the 2025 Annual Meeting of Stockholders.

The Board currently consists of eleven directors. The Board selects director nominees on the basis of experience, integrity, skills, diversity, ability to make independent analytical inquiries, understanding of the Company's business environment, and willingness to devote adequate time to Board duties, all in the context of an assessment of the perceived needs of the Board at a given point in time. In addition to the individual attributes of each of the directors described above, the Company highly values the collective business experience and qualifications of the directors. We believe that the diversity of experiences, viewpoints, and perspectives of our directors result in a Board with the commitment and energy to advance the interests of our stockholders.

At the Annual Meeting, Julie M. Cameron-Doe and Suzette M. Deering will stand for election by our stockholders for the first time. Each of Mses. Cameron-Doe and Deering were first identified as candidates for the Board by a third-party executive search firm.

During 2023, the Board of Directors met 6 times (not including committee meetings). Each of the directors attended at least 75% of the aggregate number of meetings of the Board and Board committees on which they served during 2023. More information regarding our director nominees is provided below.



JULIE M. CAMERON-DOE
Chief Financial Officer of Wynn Resorts, Limited

Age	54	**Committee(s)**	Audit Committee, Compliance Committee
Director Since	2023	**Term Expires**	2024
Other Public Directorship	Wynn Macau, Limited		

CFO Experience

Financial Literacy

Eligible for Audit Committee Financial Expert

Regulated Industry/Government

Global Operational Experience

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS
Ms. Cameron-Doe serves as Chief Financial Officer of Wynn Resorts, Limited, a luxury hotel and casino operator, a position she has held since 2022. Previously, she served as Chief Financial Officer of Aristocrat Leisure Limited, a leading gaming manufacturer, from 2018 to 2022 and was Group General Manager-Finance at Aristocrat Leisure Limited from 2013 to 2018. Prior to that, Ms. Cameron-Doe held various financial leadership roles at entertainment and e-commerce companies in the United Kingdom and Australia. Ms. Cameron-Doe currently serves on the Board of Directors for Wynn Macau, Limited, a public company listed on the Hong Kong Stock Exchange and an indirect majority owned subsidiary of Wynn Resorts, Limited.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD
Ms. Cameron-Doe brings to the Board experience as a financial leader in publicly and privately held international businesses gained through service as a chief financial officer of a large, U.S.-based luxury hotel and casino operator and an international developer and manufacturer of consumer gaming products.



MARTIN I. COLE

Former Chair of the Board and Interim CEO of Cloudera, Inc.

Age	67	**Committee(s)**	Compensation and Benefits Committee, Corporate Governance, ESG, and Public Policy Committee
Director Since	2015	**Term Expires**	2024
Other Public Directorship	Western Digital Corporation		

- CEO Experience
- Regulated Industry/ Government
- Financial Literacy
- Emerging Markets
- Global Operational Experience

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS

Mr. Cole served as Chair of the Board of Magnitude Software Inc., a provider of enterprise application data integration and analytics solutions to businesses from 2020 to 2021 and served as its Interim Chief Executive Officer in 2020. Previously, Mr. Cole served as the Chair of the Board of Directors and Interim Chief Executive Officer of Cloudera, Inc., an enterprise data cloud company from 2019 to 2020, and served as a director of Cloudera, Inc. from 2014 to 2020. Prior to that, Mr. Cole served as Chief Executive of the Technology Group at Accenture plc ("Accenture"), a professional services company, from 2012 until his retirement from Accenture in 2014. During his career at Accenture, Mr. Cole also served as the Chief Executive of the Communications, Media & Technology Operating Group from 2006 to 2012, Chief Executive of the Government Operating Group from 2004 to 2006, Managing Partner of the Outsourcing and Infrastructure Delivery Group from 2002 to 2004 and Partner in the Outsourcing and Government Practices Group from 1989 to 2002. Mr. Cole joined Accenture in 1980. Mr. Cole has served as a director of Western Digital Corporation since 2014.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD

Mr. Cole brings to the Board experience as a former chief executive and chair of the board of directors of an enterprise data cloud company and a provider of enterprise application data integration and analytics solutions, and as a former executive officer of a multinational management consulting, technology services, and outsourcing company, leading various practice groups, including: outsourcing and infrastructure; communications, media, and technology; and government services and technology. Mr. Cole also brings to the Board his experience as a member of the board of directors of a large multinational manufacturer of computer storage products and solutions and a software company.



SUZETTE M. DEERING

Founder of The Grit Advisory and Former Global Chief Marketing Officer of Ford Motor Company

Age	54	**Committee(s)**	Compensation and Benefits Committee, Compliance Committee
Director Since	2023	**Term Expires**	2024
Other Public Directorship	None		

- CEO Experience
- Financial Literacy
- Global Operational Experience

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS

Ms. Deering is the founder of The Grit Advisory, a marketing advisory company she formed in May 2023 and currently sits as an advisor for McKinsey & Company. Prior to that, she served as Global Chief Marketing Officer of Ford Motor Company, an automobile manufacturing and selling company, from 2021 through 2022. Previously, she served as Vice President and Global Chief Marketing Officer of eBay, a global e-commerce company during 2020 and was Chief Marketing Officer of eBay's North America business from 2015 to 2020. Ms. Deering was Chief Executive Officer of Moxie, a marketing agency, from 2012 to 2015 and held various leadership roles at Home Depot and Verizon Communications from 1998 to 2011.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD

Ms. Deering brings to the Board experience as a former chief marketing officer of large, U.S.-based global companies that manufacture and deliver consumer products around the world and provide global e-commerce services. She also brings to the Board experience as a former chief executive officer of a marketing agency.



CEO Experience

Regulated Industry/Government

Financial Literacy

Emerging Markets

Global Operational Experience

BETSY D. HOLDEN
Former Senior Advisor to McKinsey & Company and Former Co-CEO of Kraft Foods Inc.

Age	68	**Committee(s)**	Compensation and Benefits Committee, Corporate Governance, ESG, and Public Policy Committee Chair
Director Since	2006	**Term Expires**	2024
Other Public Directorships		Dentsply Sirona Inc., NNN Reit, Inc. (formerly known as National Retail Properties, Inc.), and Kenvue Inc.	

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS
Ms. Holden served as Senior Advisor to McKinsey & Company, a global management consulting company, from 2007 to 2020 leading strategy, marketing and board effectiveness initiatives for consumer goods, healthcare, and financial services clients. Prior to that, Ms. Holden spent 25 years in marketing and line positions in consumer goods. Ms. Holden served as President, Global Marketing and Category Development of Kraft Foods Inc. from 2004 to 2005, Co-Chief Executive Officer of Kraft Foods Inc. from 2001 to 2003, and President and Chief Executive Officer of Kraft Foods North America from 2000 to 2003. Ms. Holden began her career at General Foods in 1982. Ms. Holden currently serves as a Director of Dentsply Sirona, NNN Reit, Inc. (formerly known as National Retail Properties, Inc.), and Kenvue Inc. Ms. Holden also serves on the Food Chain Advisory Board and several private portfolio company boards for Paine Schwartz Partners, a private equity firm focused on sustainable agriculture and food products. She has served on ten public boards over the last 25 years, including Diageo Plc (from 2009 to 2018), Time, Inc. (from 2014 to 2018), and Catamaran Corporation (from 2012 to 2015).

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD
Ms. Holden brings to the Board experience as a former chief executive officer of a large global public company and as a board member and former consultant to multiple, large international companies. She is familiar with the challenges of operating in a highly regulated industry. She brings extensive corporate governance experience across multiple industries. Ms. Holden has held numerous leadership roles in marketing and product management both as an executive and as a consultant, successfully implementing growth strategies and innovative marketing plans to win in competitive industries.



CEO Experience

Financial Literacy

Global Operational Experience

Regulated Industry/Government

Emerging Markets

JEFFREY A. JOERRES
Non-Executive Chair of the Board of Directors

Age	64	**Committee(s)**	None
Director Since	2015	**Term Expires**	2024
Other Public Directorships		Artisan Partners Asset Management Inc. and ConocoPhillips	

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS
Mr. Joerres served as the Executive Chair of ManpowerGroup Inc. ("ManpowerGroup"), a provider of workforce solutions, from 2014 to 2015. From 1999 to 2014, Mr. Joerres served as Chief Executive Officer of ManpowerGroup and from 2001 to 2014, he served as its Chair of the Board. Mr. Joerres joined ManpowerGroup in 1993, and also served as Vice President of Marketing and Senior Vice President of European Operations and Marketing and Major Account Development. Mr. Joerres served as a director of Artisan Funds, Inc. from 2001 to 2011 and of Johnson Controls International plc from 2016 to 2017. Mr. Joerres currently serves as a director of Artisan Partners Asset Management Inc. and ConocoPhillips.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD
Mr. Joerres brings to the Board experience as the former chief executive officer and executive chair of a large, U.S.-based global company that delivers workforce solutions around the world. Mr. Joerres also brings to the Board his prior experience as a board member of global industrial and energy companies and an investment firm.



 CEO Experience

 Regulated Industry/ Government

 Financial Literacy

 Global Operational Experience

 Emerging Markets

DEVIN B. MCGRANAHAN

President and Chief Executive Officer

Age	55	**Committee(s)**	None
Director Since	2021	**Term Expires**	2024
Other Public Directorships	None		

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS

Mr. McGranahan has served as the Company's President and CEO since December 2021. Prior to joining Western Union, Mr. McGranahan was with Fiserv, Inc., a global provider of payments and financial services technology solutions, where he served as Executive Vice President, Senior Group President, Global Business Solutions, from 2018 to 2021 and Group President, Billing and Payments Group, from 2016 to 2018. Before joining Fiserv, Mr. McGranahan served as a senior partner at McKinsey & Company, a global management consulting firm. While there, he held a variety of senior management roles, including leader of the global insurance practice from 2013 to 2016 and as a co-chair of the global senior partner election committee from 2013 to 2015. In addition, Mr. McGranahan served as co-leader of the North America financial services practice from 2009 to 2016. He joined McKinsey & Company in 1992.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD

Mr. McGranahan is the only Director who is also an executive of the Company. Mr. McGranahan provides his insight as the Company's leader, and from his prior financial services and operations insight gained through his experience with a global payments and financial services technology firm and a global management consulting firm.



 Financial Literacy

 Global Operational Experience

MICHAEL A. MILES, JR.

Advisory Director, Berkshire Partners and Former President and Chief Operating Officer, Staples, Inc.

Age	62	**Committee(s)**	Compensation and Benefits Committee Chair, Corporate Governance, ESG, and Public Policy Committee
Director Since	2006	**Term Expires**	2024
Other Public Directorships	Portillo's Inc.		

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS

Since 2013, Mr. Miles has served as an Advisory Director for Berkshire Partners, a private equity firm. Previously, he was President and Chief Operating Officer of Staples, Inc., an office products provider, from 2006 until 2013, and Chief Operating Officer from 2003 to 2006. Prior to that, Mr. Miles was Chief Operating Officer, Pizza Hut for Yum! Brands, Inc. from 2000 to 2003. From 1996 to 1999, he served Pizza Hut as Senior Vice President of Concept Development & Franchise. Mr. Miles also serves as Chair of the Board of Portillo's Inc.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD

Mr. Miles has experience as an executive of an international consumer goods retailer with large acquisitions outside of the United States and franchise distribution networks, which are similar to the Company's agent network. Mr. Miles also brings U.S. and global operational expertise to the Board discussions.

Notice of 2024 Annual Meeting of Stockholders and Proxy Statement



CEO Experience

CFO Experience

Financial Literacy

Regulated Industry/Government

TIMOTHY P. MURPHY
Former President and Chief Executive Officer of Consortium Networks

Age	62	**Committee(s)**	Compliance Committee Chair, Audit Committee
Director Since	2020	**Term Expires**	2024
Other Public Directorships	None		

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS
Mr. Murphy served as President and Chief Executive Officer of Consortium Networks, a cybersecurity and networking company, from 2019 through 2023. Previously, he served as President of Thomson Reuters Special Services, a wholly-owned subsidiary of Thomson Reuters ("TRSS"), from 2015 to 2019. TRSS provides management consulting services to help customers with intelligence collection and analysis, network analysis, insider threat, and global risk management solutions. Mr. Murphy currently serves as Chair of the Board of Directors for TRSS and served on the Board of Directors of Genius Group Limited from 2022 to 2023. From 1988 to 2011, Mr. Murphy served in the United States Federal Bureau of Investigation (the "FBI"), where he held various positions of increasing responsibility until retiring from the FBI in 2011 as Deputy Director.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD
Mr. Murphy has substantial global law enforcement, cybersecurity, intelligence, counterterrorism, and business and operational experience gained through his time as chief financial officer and chief operating officer at the FBI and as president and chief executive officer of a cybersecurity and networking company. Mr. Murphy also brings experience in intelligence collection and analysis, network analysis, and insider threat and global risk management gained during his tenure with TRSS.



CFO Experience

Financial Literacy

Eligible for Audit Committee Financial Expert

Global Operational Experience

JAN SIEGMUND
Former Chief Financial Officer of Cognizant Technology Solutions Corporation

Age	59	**Committee(s)**	Audit Committee Chair, Compliance Committee
Director Since	2019	**Term Expires**	2024
Other Public Directorships	None		

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS
Mr. Siegmund served as Chief Financial Officer of Cognizant Technology Solutions Corporation, a professional services company, from 2020 through 2023. Prior to that, Mr. Siegmund served as Corporate Vice President and Chief Financial Officer of Automatic Data Processing, Inc. ("ADP"), a global provider of cloud-based human capital management solutions, from 2012 to 2019. Prior to his appointment as Chief Financial Officer in 2012, he served as President, Added Value Services and Chief Strategy Officer of ADP from 2009 to 2012. Prior to that time, Mr. Siegmund held various positions of increasing responsibility with ADP. Mr. Siegmund joined ADP in 1999.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD
Mr. Siegmund brings to the Board experience as a former chief financial officer of a professional services provider and former chief financial officer and chief strategy officer of a global provider of cloud-based human capital management solutions.



Financial Literacy

Regulated Industry/ Government

Emerging Markets

Global Operational Experience

ANGELA A. SUN
Former Chief Operations Officer & Partner, Alpha Edison

Age	49	**Committee(s)**	Audit Committee, Compensation and Benefits Committee
Director Since	2018	**Term Expires**	2024
Other Public Directorships	Cushman & Wakefield plc		

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS
Ms. Sun is an investor in early stage companies. Previously, she served as Chief Operations Officer and Partner of Alpha Edison, a venture capital firm, from 2019 to 2021. Prior to that, Ms. Sun served as Global Head of Strategy and Corporate Development for Bloomberg L.P, a privately held financial software, data, and media company, from 2014 to 2017, where she led new business development, and acquisitions and commercial partnerships across the company's media, financial products, enterprise and data businesses. From 2008 to 2014, Ms. Sun served as Chief-of-Staff to Bloomberg's former CEO. Prior to joining Bloomberg, L.P., Ms. Sun served as a Senior Policy Advisor in the Bloomberg Administration where she oversaw a citywide portfolio of economic development agencies and led urban planning and real estate development projects. From 2001 to 2005, Ms. Sun served as a management consultant at McKinsey & Company, where she focused on the Financial Services and Healthcare sectors. Prior to McKinsey, from 1996 to 1998, Ms. Sun was an investment banker at J.P. Morgan and in 2001 was a Visiting Associate at the Henry L. Stimson Center, a non-partisan international security and defense analysis think tank in Washington, D.C. Ms. Sun currently serves on the board of Cushman & Wakefield plc and served on the board of Apollo Strategic Growth Capital II from 2021 to 2023.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD
Ms. Sun brings to the Board substantial operations management experience and valuable insight into the technology industry. Ms. Sun also has extensive strategic, operational, and government experience from her time in the Bloomberg Administration and at Bloomberg L.P. Ms. Sun also gained financial services experience at McKinsey & Company and J.P. Morgan.



CEO Experience

Regulated Industry/ Government

Financial Literacy

Emerging Markets

Global Operational Experience

SOLOMON D. TRUJILLO
Founder and Chair, Trujillo Group, LLC

Age	72	**Committee(s)**	Audit Committee, Compliance Committee
Director Since	2012	**Term Expires**	2024
Other Public Directorship	Cano Health, Inc.		

PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE, AND DIRECTORSHIPS
Mr. Trujillo founded Trujillo Group, LLC, a private investment company, and has served as its chair since 2003. Mr. Trujillo also served as the Chief Executive Officer and as director of Telstra Corporation Limited, Australia's largest media-communications enterprise which also operated in the Asia Pacific region, from 2005 to 2009. From 2003 to 2004, Mr. Trujillo was Orange SA's Chief Executive Officer. Earlier in his career, Mr. Trujillo was President and Chief Executive Officer of US West Communications and President, Chief Executive Officer and Chair of the Board of US West Inc. Mr. Trujillo previously served as a director of globally branded companies including WPP plc from 2010 to 2020, and PepsiCo, Inc., Target Corporation, Fang Holdings Ltd. (formerly SouFun Holdings Limited), Bank of America Corporation, Electronic Data Systems Corp., Orange S.A., Telstra Communications Limited, and Gannett Co., Inc. Mr. Trujillo currently serves as the Non-Executive Chair of Cano Health, Inc.

EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, AND SKILLS SUPPORTING DIRECTORSHIP POSITION ON THE COMPANY'S BOARD
Mr. Trujillo is an international business executive with experience as a former chief executive officer of global companies in the telecommunications, media, and cable industries headquartered in the United States, the European Union, and the Asia-Pacific region. He has global operations experience and provides the Board with substantial international experience and expertise in the retail, technology, media, and communications industries.

DIRECTOR SKILLS, QUALIFICATIONS, AND CHARACTERISTICS

The following matrix and charts are provided to illustrate the skills, qualifications, and characteristics of our Board of Directors nominated for election at the 2024 Annual Meeting.

	JULIE M. CAMERON-DOE	MARTIN I. COLE	SUZETTE M. DEERING	BETSY D. HOLDEN	JEFFREY A. JOERRES	DEVIN B. McGRANAHAN	MICHAEL A. MILES, JR.	TIMOTHY P. MURPHY	JAN SIEGMUND	ANGELA A. SUN	SOLOMON D. TRUJILLO
Skills and Qualifications											
CEO Experience		●	●	●	●	●		●			●
CFO Experience	●							●	●		
Financial Literacy	●	●	●	●	●	●	●	●	●	●	●
Audit Committee Financial Expert	●								●		
Regulated Industry/Government Experience	●	●		●	●	●		●		●	●
Emerging Markets Experience		●			●	●	●			●	●
Gender											
Female	●		●	●						●	
Male		●			●	●	●	●	●		●
Race and Ethnicity											
White	●	●	●	●	●	●		●	●		
Hispanic/Latino											●
Asian										●	
American Indian			●								
Did not disclose							●				
LGBTQ+									●		
Age	54	67	54	68	64	55	62	62	59	49	72
Tenure	1	9	1	18	9	3	18	4	5	6	12

The demographic information listed above is based on responses from the directors in our annual director questionnaires.

KEY EXPERIENCE

55% Emerging Markets Experience


6

64% CEO Experience


7

73% Regulatory Industry/Government Experience


8

91% Global Operational Experience


10

100% Financially Literate


11



91% INDEPENDENT

11 MEMBERS

DIVERSITY BALANCE



55% DIVERSITY

4 Female
1 Hispanic/ Latino
1 Asian*
1 LGBTQ+
1 American Indian**

 * Asian Female
** American Indian Female

GENDER BALANCE



36% FEMALE

Female

Male

AGE BALANCE



61 years AVERAGE AGE

70+
40-49
50-59
60-69

TENURE BALANCE



7.5 years AVERAGE TENURE

10+ Years
1-5 Years
6-10 Years

Notice of 2024 Annual Meeting of Stockholders and Proxy Statement

DIVERSITY, EQUITY, INCLUSION, AND BELONGING

As a global company operating in more than 200 countries and territories, diversity, equity, inclusion, and belonging ("DEIB") is central to who we are and an important factor in driving innovation and performance at Western Union. We are focused on diversifying our workforce to align with the communities we serve and creating a culture of inclusion and belonging to support retention and career growth. Our commitment to DEIB also includes providing equitable pay.

We advance this work in a variety of ways, including through our policies and practices in hiring, training, promotion, and compensation. We have a longstanding commitment to fair and equitable compensation practices, and regularly review our compensation programs and practices to ensure they support pay equity. We also support global and regional Employee Resource Groups to further build our culture of inclusion, drive engagement, and support equity in opportunity.

In 2023, we continued to focus on our commitment to increase diversity and enhance our belonging and inclusion-focused initiatives on a global basis. As of December 31, 2023:

- women accounted for more than 50% of our global workforce;
- three out of our seven executive officers identified as diverse; and

- women accounted for approximately 36% of senior management and above employees.

In 2024, we conducted an overall pay equity assessment in partnership with an independent third party that confirmed that we have achieved gender pay equity globally and racial/ethnicity pay equity in the U.S. Specifically, after accounting for key factors that may impact pay, such as role, level, tenure, and geography[1], the results of our review show that as of March 1, 2024:

- Globally, women at Western Union earn 100 cents on the dollar compared to male colleagues; and
- In the U.S., colleagues who identify as racially or ethnically diverse[2] earn at least 100 cents on the dollar compared to Caucasian/white colleagues.

More details, metrics and workforce demographics appear in our latest environmental, social, and governance report ("ESG Report"), which can be found on our Investor Relations website: https://corporate.westernunion.com/esg/, in the Human Capital Management section of our Annual Report on Form 10-K for the year ended December 31, 2023, and in our EEO-1 report, which can be found on our website: https://corporate.westernunion-microsites.com/wp-content/uploads/2024/03/EEO1-2022.pdf

(1) We have excluded from our analysis employees in countries where the total workforce is too small to permit meaningful analysis.

(2) Racially or ethnically diverse includes U.S. EEO-1 defined categories Asian, Black or African American, Hispanic or Latino, American Indian or Alaskan Native, Native Hawaiian or Pacific Islander, or Two or More Races.

PROPOSAL 1
ELECTION OF DIRECTORS

At the 2024 Annual Meeting, all director nominees will be elected for one-year terms.

The terms of each director if elected or re-elected, as the case may be, will expire at the 2025 Annual Meeting of Stockholders. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal. See the "Board of Directors Information" section of this Proxy Statement for information concerning all nominees.

The Board currently consists of eleven directors. The Company's By-Laws require that directors be elected by the majority of votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director, with abstentions and broker non-votes not counted as cast either "for" or "against"). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Under the Company's By-Laws, if an incumbent director does not receive the majority of votes cast, the director will promptly tender his or her resignation to the Board of Directors. The Corporate Governance, ESG, and Public Policy Committee, or such other committee as may be designated by the Board of Directors, will make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors will act on the resignation, taking into account the Corporate Governance,

ESG, and Public Policy Committee's recommendation, and publicly disclose (by a press release, a filing with the SEC or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days following certification of the election results. If such incumbent director's resignation is not accepted by the Board of Directors, such director will continue to serve until the next annual meeting and until his or her successor is duly elected or his or her earlier resignation or removal. In the case of a vacancy, the Board of Directors may appoint a new director as a replacement, may leave the vacancy unfilled or may reduce the number of directors on the Board.

Your shares will be voted as you instruct via the voting procedures described on the Proxy Card or the Notice of Internet Availability of Proxy Materials, or as you specify on your Proxy Card(s) if you elect to vote by mail. If unforeseen circumstances (such as death or disability) require the Board of Directors to substitute another person for any of the director nominees, your shares will be voted for that other person.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE TO RE-ELECT MR. COLE, MS. HOLDEN, MR. JOERRES, MR. MCGRANAHAN, MR. MILES, MR. MURPHY, MR. SIEGMUND, MS. SUN, AND MR. TRUJILLO, AND ELECT MS. CAMERON-DOE AND MS. DEERING, EACH TO SERVE UNTIL THE 2025 ANNUAL MEETING OF STOCKHOLDERS OR UNTIL HIS OR HER RESPECTIVE SUCCESSOR IS ELECTED AND QUALIFIED.**

CORPORATE GOVERNANCE

SUMMARY OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that strong corporate governance is key to long-term stockholder value creation. Over the years, our Board of Directors has responded to evolving governance standards by enhancing our practices to best serve the interests of the Company's stockholders, including:

✓ **Annual election of directors.**

✓ **Proxy access.** Our By-Laws permit qualifying stockholders or groups of qualifying stockholders that have each beneficially owned at least 3% of the Company's Common Stock for three years to nominate up to the greater of (x) two or (y) an aggregate of 20% of the members of the Board and have information and supporting statements regarding those nominees included in the Company's Proxy Statement.

✓ **Majority vote standard in uncontested elections.** In an uncontested election, each director must be elected by a majority of votes cast, rather than by a plurality.

✓ **Stockholder right to call special meetings at 10% ownership threshold.**

✓ **No stockholder rights plan ("poison pill").**

✓ **No supermajority voting provisions in the Company's organizational documents.**

✓ **Independent Board, except our CEO** Our Board is comprised of all independent directors, except our CEO.

✓ **Independent non-executive chair.** The Chair of the Board of Directors is a non-executive independent director.

✓ **Independent Board committees.** All of our Board Committees are made up of independent directors. Each standing committee operates under a written charter that has been approved by the Board.

✓ **Confidential stockholder voting.** The Company's Corporate Governance Guidelines provide that the vote of any stockholder will not be revealed to anyone other than a non-employee tabulator of votes or an independent election inspector, except under circumstances set forth in the Company's Corporate Governance Guidelines.

✓ **Board Committee authority to retain independent advisors.** Each Board Committee has the authority to retain independent advisors.

✓ **Robust codes of conduct.** The Company is committed to operating its business with honesty and integrity and maintaining the highest level of ethical conduct. These shared values are embodied in our Code of Conduct and require that every customer, employee, agent and member of the public be treated accordingly. The Company Code of Conduct applies to all employees, but the Company's senior financial officers are also subject to an additional code of ethics, reflecting the Company's commitment to maintaining the highest standards of ethical conduct. In addition, the Board of Directors is subject to a Directors' Code of Conduct.

✓ **Board oversight of ESG matters** The Board oversees Western Union's ESG strategy development and relevant ESG matters. To assist the Board with its oversight duties:

○ The Corporate Governance, ESG, and Public Policy Committee is responsible for reviewing and advising the Board with respect to ESG matters related to the Company.

○ The Audit Committee oversees Western Union's controls and procedures relating to its ESG material disclosures and reporting, including assurance processes where applicable, as well as integration of ESG risks in the Company's enterprise risk management framework.

○ The Compensation Committee oversees the alignment of the Company's ESG strategy with compensation practices.

○ The Compliance Committee evaluates executive performance of the Company's ESG compensation metric related to compliance.

The Company has produced an ESG Report annually since 2018 and intends to continue to do so. The ESG Report for fiscal year 2022 can be found on the Company's investor relations website: https://corporate.westernunion.com/esg/.

✓ **Robust stock ownership guidelines for senior executives and directors .** Robust stock ownership requirements for our senior executives and directors strongly link the interests of management and the Board with those of stockholders.

✓ **Prohibition against pledging and hedging of Company stock.** The Company's insider trading policy prohibits the Company's executive officers and directors from pledging the Company's securities and prohibits all employees (including executive officers) and directors from engaging in hedging or short-term speculative trading of the Company's securities, including, without limitation, short sales or put or call options involving the Company's securities. Please see "Compensation of Directors—Prohibition Against Pledging and Hedging of

the Company's Securities" and "Compensation Discussion and Analysis—The Western Union 2023 Executive Compensation Program—Prohibition Against Pledging and Hedging of the Company's Securities," below.

✓ **Regular stockholder engagement.** The Company regularly seeks to engage with its stockholders to better understand their perspectives.

You can learn more about our corporate governance by visiting the "Investor Relations, Corporate Governance" portion of the Company's website, *www.westernunion.com*, or by writing to the attention of: Investor Relations, The Western Union Company, 7001 E. Belleview Avenue, WU-HQ-10, Denver, Colorado 80237.

INDEPENDENCE OF DIRECTORS

The Board of Directors has adopted Corporate Governance Guidelines, which contain the standards that the Board of Directors uses to determine whether a director is independent. A director is not independent under these categorical standards if:

- The director is, or has been within the last three years, an employee of Western Union, or an immediate family member of the director is, or has been within the last three years, an executive officer of Western Union.

- The director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from Western Union, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

- (i) The director is a current partner or employee of a firm that is Western Union's internal or external auditor; (ii) the director has an immediate family member who is a current partner of such a firm; (iii) the director has an immediate family member who is a current employee of such a firm and personally works on Western Union's audit; or (iv) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on Western Union's audit within that time.

- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Western Union's present executive officers at the same time serves or served on that company's compensation committee.

- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Western Union for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues.

- The director is a current employee, or an immediate family member is a current executive officer, of a company which was indebted to Western Union, or to which Western Union was indebted, where the total amount of either company's indebtedness to the other, in any of the last three fiscal years, exceeded 5% or more of such other company's total consolidated assets.

- The director or an immediate family member is a current officer, director, or trustee of a charitable organization where Western Union's (or an affiliated charitable foundation's) annual discretionary charitable contributions to the charitable organization, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

The Board has reviewed the independence of the current directors under the Company's categorical standards and the rules of the New York Stock Exchange (the "NYSE") and found Ms. Cameron-Doe, Mr. Cole, Ms. Deering, Ms. Holden, Mr. Joerres, Mr. Miles, Mr. Murphy, Mr. Siegmund, Ms. Sun, and Mr. Trujillo to be independent. The Board has also reviewed the independence of each of Richard A. Goodman and Joyce A. Phillips, who each served as a director of the Company until the 2023 Annual Meeting of Stockholders, and found each of Mr. Goodman and Ms. Phillips to be independent.

BOARD LEADERSHIP STRUCTURE

The Board has a non-executive Chair. This position is independent from management. The Chair sets the agendas for and presides over the Board meetings, as well as meetings of the independent directors. Our CEO is a member of the Board and participates in its meetings. The Board believes that this leadership structure is appropriate for the Company at this time because it allows for independent oversight of management, increases management accountability, and encourages an objective evaluation of management's performance relative to compensation.

The Board will determine its leadership structure in a manner that it determines to be in the best interests of the Company and its stockholders at the time. The Chair of the Board and CEO positions may be filled by the same individual or separated, as deemed appropriate by the Board.

The Chair of the Board, among other things:

- presides at, and chairs, Board meetings and meetings of stockholders;

- establishes agendas for each Board meeting in consultation with the chairs of applicable committees of the Board;
- leads executive sessions of the Board;
- has authority to call Board meetings;
- leads the Board in discussions concerning the CEO's performance and CEO succession;
- approves meeting schedules for the Board;
- approves information sent to the Board;
- if requested by major stockholders, is available for consultation and direct communication; and
- performs such other duties and responsibilities as requested by the Board.

However, if the Chair of the Board is not independent, the independent directors of the Board shall elect a Lead Director.

RISK OVERSIGHT

The Board regularly devotes time during its meetings to review and discuss the most significant risks facing the Company and management's process for identifying, prioritizing, and responding to those risks. During these discussions, the CEO, the Chief Legal Officer, the Chief Financial Officer, the Chief Risk and Compliance Officer, the Chief Compliance Officer (the "CCO"), the Chief Information Security Officer, the Chief Privacy and Data Governance Officer, and the Chief Internal Auditor present management's process for assessment of risks, a description of the most significant risks facing the Company, and any mitigating factors, plans, or policies in place to address and monitor those risks. The Board has also delegated certain risk oversight responsibilities to its committees.

Our management team, led by the Chief Risk and Compliance Officer, utilizes a range of processes to identify risks associated with our strategy and business, financial activities and reporting, legal and regulatory issues, information technology, and people-related skills and availability. Information technology risks include those related to cybersecurity. In 2023, management's risk assessment process included a cybersecurity risk assessment involving, among other things, an evaluation by external annual audits (service organization controls ("SOC") 2 report and payment card industry ("PCI") compliance). For more information on cybersecurity oversight and strategy, please refer to Item 1C, "Cybersecurity" in our Annual Report on Form 10-K for the year ended December 31, 2023.

Key Board Committee Oversight Responsibilities

Audit Committee. Consistent with the NYSE listing standards, to which the Company is subject, the Audit Committee bears responsibility for oversight of the Company's policies with respect to risk assessment and risk management and must discuss with management the major risk exposures facing the Company and the steps the Company has taken to monitor and control such exposures. The Audit Committee is also responsible for assisting Board oversight of the Company's compliance with legal and regulatory requirements, which represent many of the most significant risks the Company faces. During the Audit Committee's discussion of risk, the Company's CEO, Chief Financial Officer, Chief Legal Officer, CCO, the Chief Information Security Officer, the Chief Privacy and Data Governance Officer, Chief Risk and Compliance Officer, and Chief Internal Auditor present information and participate in discussions with the Audit Committee regarding risk and risk management. Risks discussed regularly include those related to global economic and political trends, business and financial performance, legal and regulatory matters, cybersecurity, data privacy, competition, legislative developments, ESG, and other matters.

Compliance Committee. While the Board committee with primary oversight of risk is the Audit Committee, the Board has delegated to other committees the oversight of risks within their areas of responsibility and expertise. For example, in light of the breadth and number of responsibilities that the Audit Committee must oversee,

and the importance of the evaluation and management of the Company's compliance programs, policies, and key risk exposures associated with anti-money laundering ("AML"), sanctions, anti-corruption, fraud prevention, consumer protection, and privacy laws, including investigations or other matters that may arise in relation to such laws, the Board formed the Compliance Committee in 2013 to assist the Audit Committee and the Board with oversight of those areas. This function was previously performed by the Corporate Governance, ESG, and Public Policy Committee. Oversight of privacy matters was formally added to the Compliance Committee charter in February 2021. The Compliance Committee reports regularly on these matters to the Board and Audit Committee and during the Compliance Committee's meetings, each of the Chief Legal Officer, CCO, and Chief Privacy and Data Governance Officer regularly present and participate in discussions.

Compensation Committee. In addition, the Compensation Committee oversees the risks associated with the Company's compensation practices, including an annual review of the Company's risk assessment of its compensation policies and practices for its employees and the Company's succession planning process.

COMMITTEES OF THE BOARD OF DIRECTORS

The current members of each Board Committee are indicated in the table below.

Director	Audit	Corporate Governance, ESG and Public Policy	Compensation and Benefits	Compliance
Julie M. Cameron-Doe	● Member			● Member
Martin I. Cole		● Member	● Member	
Suzette M. Deering			● Member	● Member
Betsy D. Holden		● Chair	● Member	
Jeffrey A. Joerres★				
Devin B. McGranahan				
Michael A. Miles, Jr.		● Member	● Chair	
Timothy P. Murphy	● Member			● Chair
Jan Siegmund	● Chair			● Member
Angela A. Sun	● Member		● Member	
Solomon D. Trujillo	● Member			● Member

★ Chair of the Board
● Committee Chair
● Member

BOARD AND COMMITTEE GOVERNING DOCUMENTS

Each committee operates under a charter approved by the Board. The Company's Audit Committee Charter, Compensation and Benefits Committee Charter, Corporate Governance, ESG, and Public Policy Committee Charter, Compliance Committee Charter, and Corporate Governance Guidelines are available without charge through the "Investor Relations, Corporate Governance" portion of the Company's website, *www.westernunion.com*, or by writing to the attention of: Investor Relations, The Western Union Company, 7001 E. Belleview Avenue, WU-HQ-10, Denver, Colorado 80237.

Audit Committee



"During 2023, the Audit Committee continued to oversee financial reporting, internal audit, and legal and regulatory matters, with a strong focus on the Company's controls, culture of compliance, and enterprise risk management and mitigation. The Committee is continuing to focus on these areas, with an emphasis on the maturity of the Company's cybersecurity program, technology capabilities, and data privacy controls."

Jan Siegmund, Committee Chair

Additional Committee Members: Julie M. Cameron-Doe, Timothy P. Murphy, Angela A. Sun, and Solomon D. Trujillo

Meetings Held in 2023: 8

Primary Responsibilities: Pursuant to its charter, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to:

- integrity of the Company's consolidated financial statements;
- compliance with legal and regulatory requirements;
- review of the Company's guidelines and policies that govern the process by which the Company goes about assessing and managing its exposure to risks;
- the independent registered public accounting firm's qualifications, independence and compensation;
- review of critical audit matters with the independent registered public accounting firm; and
- performance of the Company's internal audit function and independent registered public accounting firm.

Independence: Each member of the Audit Committee meets the independence requirements of our Corporate Governance Guidelines, the NYSE and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as the Board has determined, has no material relationship with the Company. Each member of the Audit Committee is financially literate, knowledgeable, and qualified to review financial statements. The Board has designated each of Mr. Siegmund and Ms. Cameron-Doe as a "financial expert" as defined by Item 407(d) of Regulation S-K.

Service on Other Audit Committees: No director may serve as a member of the Audit Committee if such director serves on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee. Currently, none of the Audit Committee members serve on more than two other public company audit committees.

Compensation and Benefits Committee



"In 2023, the Compensation and Benefits Committee continued to focus on pay-for-performance to further the Company's strategic priorities through the Company's executive compensation program. The Committee also reviewed the Company's organizational health and oversaw the development and implementation of the Company's Dodd-Frank Clawback and Forfeiture Policy."

Michael A. Miles, Jr., Committee Chair

Additional Committee Members: Martin I. Cole, Suzette M. Deering, Betsy D. Holden, and Angela A. Sun

Meetings Held in 2023: 5

Primary Responsibilities: Pursuant to its charter, the Compensation Committee has the authority to administer, interpret, and take any actions it deems appropriate in connection with any incentive compensation or equity-based plans of the Company, any salary or other compensation plans for officers and other key employees of the Company, and any employee benefit or fringe benefit plans, programs, or policies of the Company. Among other things, the Compensation Committee is responsible for:

- in consultation with senior management, establishing the Company's general compensation philosophy, and overseeing the development and implementation of compensation and benefits policies;

- reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and other executive officers in light thereof, and setting compensation levels and other benefits for the CEO (with the ratification by the independent directors of the Board) and other executive officers based on this evaluation;

- overseeing the Company's regulatory compliance with respect to compensation matters;

- reviewing and making recommendations to the Board regarding severance or similar termination agreements with the Company's CEO or to any person being considered for promotion or hire into the position of CEO;

- approving grants and/or awards of options, restricted stock, restricted stock units, and other forms of equity-based compensation under the Company's equity-based plans;

- developing and implementing policies with respect to the recovery or "clawback" of any excess compensation paid to any executive officers;

- reviewing with management and preparing an annual report regarding the Company's Compensation Discussion and Analysis to be included in the Company's Proxy Statement and Annual Report;

- determining stock ownership guidelines for the Company's directors and monitoring compliance with such guidelines;

- in consultation with the CEO, reviewing management succession planning;

- reviewing and recommending to the Board of Directors compensation for non-employee directors; and

- periodically reviewing the overall effectiveness of the Company's principal strategies related to human capital management, recruiting, retention, career development, and diversity.

The Compensation Committee has the authority to delegate all or a portion of its duties and responsibilities to a subcommittee and, in some situations, may also delegate its authority and responsibility with respect to certain compensation and benefit plans and programs to one or more employees.

Independence: Each member of the Compensation Committee meets the independence requirements of our Corporate Governance Guidelines, the NYSE, the Exchange Act and such other independence or other requirements as may be applicable from time to time, and as the Board has determined, has no material relationship with the Company.

Compliance Committee



 "The Compliance Committee shares with regulators the goals of protecting consumers and the integrity of the global money transfer network and remains focused on the execution and enhancement of the Company's compliance policies and procedures, and privacy and data governance initiatives. In 2023, the Compliance Committee continued to focus on sustaining and enhancing the Company's compliance programs in light of increasing regulatory requirements around the globe, including in Iraq."

Timothy P. Murphy, Committee Chair

Additional Committee Members: Julie M. Cameron-Doe, Suzette M. Deering, Jan Siegmund, and Solomon D. Trujillo

Meetings Held in 2023: 4

Primary Responsibilities: Pursuant to its charter, the Compliance Committee assists the Audit Committee and the Board in fulfilling the Board's oversight responsibility for the Company's compliance with legal and regulatory requirements. Among other things, the Compliance Committee is responsible for reviewing and discussing with management:

- the Company's compliance programs, policies and key risk exposures relating to AML, sanctions, anti-corruption, fraud prevention, consumer protection, and privacy laws, including establishing procedures to be apprised of material investigations or other material matters that may arise in relation to such laws; and

- legal, compliance or other regulatory matters that may have a material effect on the Company's business, financial statements or compliance policies, including material notices to or inquiries received from governmental agencies.

Independence: Each voting member of the Compliance Committee meets the independence requirements of our Corporate Governance Guidelines, the NYSE, and the Exchange Act, and as the Board has determined, has no material relationship with the Company. The Board may appoint non-voting members to the Compliance Committee that are not independent from the Company.

Corporate Governance, ESG, and Public Policy Committee



"In 2023, the Committee assisted the Board in recruiting, appointing, and onboarding two new Board members, with the objective of furthering the Company's strategic objectives and enhancing the skills, experience, diversity, and effectiveness of the Board. The Committee also continued to focus on oversight of the Company's ESG disclosures and strategy development in light of evolving regulatory standards and expectations."

Betsy Holden, Committee Chair

Additional Committee Members: Martin I. Cole and Michael A. Miles, Jr.

Meetings Held in 2023: 4

Primary Responsibilities: Pursuant to its charter, the Corporate Governance, ESG, and Public Policy Committee is responsible for:

- recommending to the Board of Directors criteria for Board and committee membership;

- considering, in consultation with the Chair of the Board and the CEO, and recruiting candidates to fill positions on the Board of Directors;

- evaluating current directors for re-nomination to the Board of Directors;

- recommending director nominees to the Board of Directors;

- recommending to the Board of Directors appointments to committees of the Board of Directors;

- monitoring changes in the outside commitments of directors and considering whether such changes may impact their ability to effectively serve on the Board of Directors;

- recommending to the Board of Directors corporate governance guidelines, reviewing the Corporate Governance Guidelines at least annually, and recommending modifications to the Corporate Governance Guidelines to the Board of Directors;

- advising the Board of Directors with respect to the charters, structure, and operations of the various committees of the Board of Directors and qualifications for membership thereon;

- overseeing the development and implementation of an orientation and continuing education program for directors;

- establishing and implementing self-evaluation procedures for the Board of Directors and its committees;

- reviewing stockholder proposals submitted for inclusion in the Company's Proxy Statement;

- reviewing emerging corporate governance issues and practices, including proxy advisory firm policies and recommendations;

- reviewing the Company's related persons transaction policy, and as necessary, reviewing specific related person transactions;

- reviewing and advising the Board of Directors regarding public policy and ESG matters that are relevant to the Company or the industries in which the Company operates, including trends, policies, and regulatory developments relating to ESG strategy and reporting; and

- overseeing the Company's policies and practices regarding political expenditures, including an annual review of the Company's political contributions, lobbying activities and trade association dues and payments.

Independence: Each member of the Corporate Governance, ESG, and Public Policy Committee meets the independence requirements of our Corporate Governance Guidelines, the NYSE and the Exchange Act, and as the Board has determined, has no material relationship with the Company.

CHIEF EXECUTIVE OFFICER SUCCESSION PLANNING

The Company's Board of Directors has developed a governance framework for CEO succession planning that is intended to provide for a talent-rich leadership organization that can drive the Company's strategic objectives. Under its governance framework, the Board of Directors:

- Reviews succession planning for the CEO on an annual basis. As part of this process, the CEO reviews the annual performance of each member of the management team with the Board and the Board engages in a discussion with the CEO and the Chief People Officer regarding each team member and the team member's development;

- Maintains a confidential plan to address any unexpected short-term absence of the CEO and identifies candidates who could act as interim CEO in the event of any such unexpected absence; and

- Ideally three to five years before the retirement of the current CEO, manages the succession process and determines the current CEO's role in that process.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any stockholder of the Company or other interested party who desires to contact the non-management directors either as a group or individually, or Mr. McGranahan in his capacity as a director, may do so by writing to: The Western Union Company, Board of Directors, 7001 E. Belleview Avenue, Denver, Colorado 80237. Communications that are intended specifically for non-management directors should be addressed to the attention of the Chair of the Corporate Governance, ESG, and Public Policy Committee. All communications will be forwarded to the Chair of the Corporate Governance, ESG, and Public Policy Committee unless the communication is specifically addressed to another member of the Board, in which case, the communication will be forwarded to that director.

BOARD ATTENDANCE AT ANNUAL MEETING OF STOCKHOLDERS

Although the Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's Annual Meeting of Stockholders, it encourages directors to attend. All members of the Board of Directors serving at the time attended the Company's 2023 Annual Meeting of Stockholders.

PRESIDING DIRECTOR OF NON-MANAGEMENT DIRECTOR MEETINGS

The non-management directors meet in regularly scheduled executive sessions without management. The Chair of the Board of Directors is the presiding director at these meetings.

NOMINATION OF DIRECTORS

The Company's Board of Directors is responsible for nominating directors for election by the stockholders and filling any vacancies on the Board that may occur. The Corporate Governance, ESG, and Public Policy Committee is responsible for identifying, screening, and recommending candidates to the Board for Board membership. The Corporate Governance, ESG, and Public Policy Committee does not have any single method for identifying director candidates, but will consider candidates suggested by a wide range of sources, including by any stockholder, director, or officer of the Company.

The Corporate Governance, ESG, and Public Policy Committee will consider candidates for election to the Board suggested in writing by a stockholder and will make a recommendation to the Board using the same criteria as it does in evaluating candidates submitted by members of the Board of Directors. Any such suggestions should be submitted to the Corporate Secretary, The Western Union Company, 7001 E. Belleview Avenue, Denver, Colorado 80237. If the Company receives such a suggestion, the Company may request additional information from the candidate to assist in its evaluation.

DIRECTOR QUALIFICATIONS, REQUIREMENTS, AND EVALUATIONS

CRITERIA

General criteria for the nomination of director candidates include experience, high ethical standards and integrity, skills, diversity, ability to make independent analytical inquiries, understanding of the Company's business environment, and willingness to devote adequate time to Board duties— all in the context of an assessment of the perceived needs of the Board at that point in time. In exercising its director nomination responsibilities, the Corporate Governance, ESG, and Public Policy Committee considers diversity in gender, ethnicity, geography, background, and cultural viewpoints when considering director nominees, given the global nature of the Company's business. However, the Board has not adopted a formal policy governing director diversity.

RETIREMENT POLICY

Our Corporate Governance Guidelines also require that a director retire effective at the next annual meeting of stockholders following the time such director reaches the age of 74. The Board may waive this requirement for one year if it determines it is in the best interests of our Company. Each director is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a Board or Committee member.

BOARD EVALUATIONS

Pursuant to our Corporate Governance Guidelines, we evaluate the overall effectiveness of the Board annually. The Board together with the Corporate Governance, ESG, and Public Policy Committee conducts annual self-evaluations of Board and committee performance, including an evaluation of the effectiveness of the nomination process. In addition, the Board conducts annual evaluations of each individual independent director.

STOCKHOLDER NOMINEES

Stockholders may submit nominations for director candidates by giving notice to the Corporate Secretary, The Western Union Company, 7001 E. Belleview Avenue, Denver, Colorado 80237. The requirements for the submission of such stockholder nominations are set forth in Article II of the Company's By-Laws, which are available on the "Investor Relations, Corporate Governance" section of the Company's website, www.westernunion.com.

SUBMISSION OF STOCKHOLDER PROPOSALS

Stockholder proposals, including stockholder director nominations, requested to be included in the Company's Proxy Statement for its 2025 Annual Meeting of Stockholders must be received by the Company not later than December 3, 2024. Such stockholder proposals must comply with the requirements of Rule 14a-8, and such nominations must comply with the Company's proxy access By-laws. Otherwise, a stockholder proposal or director nomination to be considered at the Company's 2025 Annual Meeting of Stockholders must be received by the Company no sooner than January 17, 2025 and no later than February 16, 2025 and must comply with the requirements set forth in the Company's By-Laws.

All proposals or nominations a stockholder wishes to submit at the meeting should be directed to the Corporate Secretary, The Western Union Company, 7001 E. Belleview Avenue, Denver, Colorado 80237. In addition to satisfying the foregoing requirements and those under the Company's By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 18, 2025.

CODE OF ETHICS

The Company's Director's Code of Conduct, Code of Ethics for Senior Financial Officers, Reporting Procedure for Accounting and Auditing Concerns, Attorney's Professional Conduct Policy, and the Code of Conduct are available without charge through the "Investor Relations, Corporate Governance" section of the Company's website, *www.westernunion.com*, or by writing to the attention of: Investor Relations, The Western Union Company, 7001 E. Belleview Avenue, WU-HQ-10, Denver, Colorado 80237. In the event of an amendment to, or a waiver from, the Company's Code of Ethics for Senior Financial Officers, the Company intends to post such information on its website, *www.westernunion.com*.

COMPENSATION OF DIRECTORS

The following table provides information regarding the compensation of our outside directors for 2023. Mr. McGranahan, our President and CEO, did not receive additional compensation in 2023 for his service as a director, and has been excluded from the table. Please see the "2023 Summary Compensation Table" for the compensation received by Mr. McGranahan with respect to 2023.

2023 DIRECTOR COMPENSATION

NAME	FEES EARNED OR PAID IN CASH ($000)[1]	STOCK AWARDS ($000)[2]	OPTION AWARDS ($000)[3]	ALL OTHER COMPENSATION ($000)[4]	TOTAL ($000)[5]
Julie M. Cameron-Doe[6]	4.6	8.8	—	—	13.4
Martin I. Cole	105.0	160.0	—	10.0	275.0
Suzette Deering[7]	29.3	44.7	—	—	74.0
Richard A. Goodman[8]	39.8	—	34.2	—	74.0
Betsy D. Holden	118.5	160.0	—	35.0	313.5
Jeffrey A. Joerres	125.0	360.0	—	—	485.0
Michael A. Miles, Jr.	120.0	160.0	—	—	280.0
Timothy Murphy	130.0	160.0	—	—	290.0
Joyce A. Phillips[8]	38.0	34.2	—	—	72.2
Jan Siegmund	125.0	160.0	—	25.0	310.0
Angela A. Sun	110.0	160.0	—	4.5	274.5
Solomon D. Trujillo	110.0	80.0	80.0	—	270.0

Footnotes:

(1) Messrs. Joerres and Miles elected to receive their annual retainer fees for 2023 in the form of equity compensation as described below under "Compensation of Directors—Equity Compensation."

(2) The amounts in this column represent the value of stock units granted to directors as annual equity grants. Stock awards consist of stock units that are settled in shares of Common Stock, with a one-year vesting schedule and which may be subject to a deferral election consistent with Section 409A of the Internal Revenue Code. The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("FASB ASC Topic 718"). See Note 16 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of the relevant assumptions used in calculating these amounts.

(3) The amounts in this column represent the value of stock options granted to directors as an annual equity grant. The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 16 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of the relevant assumptions used in calculating these amounts.

(4) All Other Compensation represents matches under the Company's gift matching program that the Company made in 2023. Outside directors are eligible to participate in the Company's gift matching program on the same terms as the Company's executive officers and employees. As noted below, contributions made or directed to be made to an eligible organization, up to an aggregate amount of $25,000 per calendar year, will be matched by the Company. Matching contributions to various charities were made in 2023 on behalf of the following directors: Messrs. Cole and Siegmund, and Mses. Holden and Sun. Contributions up to $100,000 per calendar year that a director makes to the Western Union Foundation (the "Foundation") without designating a recipient organization will be matched by the Company $2 for every $1 contributed.

(5) As of December 31, 2023, each outside director had outstanding the following number of stock units, including fully vested deferred stock units, and stock options:

NAME	STOCK UNITS	STOCK OPTIONS
Julie M. Cameron-Doe	738	—
Martin I. Cole	20,744	9,208
Suzette Deering	3,459	—
Richard A. Goodman	58,849	117,720
Betsy D. Holden	118,545	23,130
Jeffrey A. Joerres	191,591	11,448
Michael A. Miles, Jr.	166,244	—
Timothy Murphy	15,295	20,084
Joyce A. Phillips	6,286	—
Jan Siegmund	20,651	79,247
Angela A. Sun	34,275	22,620
Solomon D. Trujillo	39,681	218,231

(6) Ms. Cameron-Doe was appointed to the Board effective December 12, 2023.

(7) Ms. Deering was appointed to the Board effective September 21, 2023.

(8) Ms. Philips and Mr. Goodman each retired from the Board at the 2023 Annual Meeting of Stockholders.

DETERMINATION OF DIRECTOR COMPENSATION

The Compensation Committee is responsible for recommending to the Board the compensation of the Company's outside directors. As part of this process, the Compensation Committee reviews the outside director compensation program annually to evaluate whether it is competitive with market practices by considering input from Meridian Compensation Partners, LLC ("Meridian"), the Compensation Committee's independent compensation consultant, regarding the Company's historical practices with respect to outside director compensation as well as market data for the same peer group used for determining executive compensation. Based on such review with respect to 2023, the Compensation Committee did not recommend and the Board did not approve any adjustments to the outside director compensation levels.

CASH COMPENSATION

In 2023, each outside director (other than our Non-Executive Chair) received the following cash compensation for service on our Board and committees of our Board:

- an annual Board retainer fee of $85,000;

- an annual committee chair retainer fee of $30,000 for the chairs of the Audit Committee and the Compliance Committee and $25,000 for the chairs of the Compensation Committee and the Corporate Governance, ESG and Public Policy Committee; and

- an annual committee member retainer fee of $15,000 for non-chair members of the Audit Committee and $10,000 for non-chair members of each other committee of our Board.

Cash compensation payable to an outside director will be prorated for any partial years of service on the Board or a committee.

EQUITY COMPENSATION

The 2023 outside director equity awards were granted pursuant to our Long-Term Incentive Plan. The purpose of these awards is to advance the interests of the Company and its stockholders by encouraging stock ownership by our outside directors and by helping the Company attract, motivate, and retain highly qualified outside directors.

In 2023, all of our outside directors (other than our Non-Executive Chair) were eligible to receive an annual equity grant with a value of $160,000 for service on our Board and committees of our Board.

The 2023 equity grant was settled in shares of common stock and had a one-year vesting requirement, subject to pro-rata vesting for a qualifying departure from the Board. For 2023, each outside director had the choice to receive such director's annual retainer fees described above in the form of cash, equity or a combination thereof. For 2023, each outside director had the choice to receive such director's annual equity grant in the form (a) all stock options, (b) all restricted stock units, (c) a combination of 75% stock options and 25% restricted stock units, (d) a combination of 50% stock options and 50% restricted stock units, or (e) a combination of 75% restricted stock units and 25% stock options.

COMPENSATION OF OUR NON-EXECUTIVE CHAIR

In 2023, our Non-Executive Chair received the following compensation in lieu of the compensation described above for our other outside directors:

- an annual retainer fee of $125,000; and

- an annual equity grant with a value of $360,000.

Our Non-Executive Chair has the choice to receive his annual retainer fee in the forms discussed above under "Compensation of Directors—Equity Compensation." The Non-Executive Chair annual equity grant has a one-year vesting condition, subject to pro-rata vesting for a qualifying departure from the Board.

CHARITABLE CONTRIBUTIONS

Outside directors may participate in the Company's gift matching program on the same terms as the Company's executive officers and employees. Under this program, contributions up to $100,000 per calendar year that the director makes to the Foundation without designating a recipient organization will be matched by the Company $2 for every $1 contributed. Contributions made or directed to be made to an eligible organization, as defined in the program, up to an aggregate amount of $25,000 per calendar year will be equally matched by the Company through the Foundation.

REIMBURSEMENTS

Directors are reimbursed for their expenses incurred by attending Board, committee, and stockholder meetings, including those for travel, meals, and lodging. A spouse or other guest may accompany directors on corporate aircraft when the aircraft is already scheduled for business purposes and can accommodate additional passengers. In those cases, there is no aggregate incremental cost to the Company and, as a result, no amount is reflected in the 2023 Director Compensation table.

INDEMNIFICATION AGREEMENTS

Each outside director has entered into a Director Indemnification Agreement with the Company to clarify indemnification procedures. Consistent with the indemnification rights already provided to directors of the Company in the Company's Charter, each agreement provides that the Company will indemnify and hold harmless each outside director to the fullest extent permitted or authorized by the General Corporation Law of the State of Delaware in effect on the date of the agreement or as such laws may be amended or replaced to increase the extent to which a corporation may indemnify its directors.

EQUITY OWNERSHIP GUIDELINES

Each outside director is expected to maintain an equity investment in the Company equal to five times his or her annual cash retainer, which must be achieved within five years of the director's initial election to the Board. The holdings that generally may be counted toward achieving the equity investment guidelines include outstanding stock awards or units, shares obtained through stock option exercises or stock award vesting, shares owned jointly with or separately by the director's spouse, and shares purchased on the open market. As of the Record Date, all outside directors have met or, within the applicable period, are expected to meet, these equity ownership guidelines.

PROHIBITION AGAINST PLEDGING AND HEDGING OF THE COMPANY'S SECURITIES

The Company's Insider Trading Policy prohibits the Company's directors from pledging the Company's securities or engaging in hedging or short-term speculative trading of the Company's securities, including, without limitation, short sales or put or call options involving the Company's securities.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is currently comprised of five independent directors and operates under a written charter adopted by the Board. The Audit Committee reviews the charter at least annually, reviewing it last in December 2023. The charter is available through the "Investor Relations, Corporate Governance" portion of the Company's website *www.westernunion.com.*

The Board has the ultimate authority for effective corporate governance, including the role of oversight of the management of the Company. The Audit Committee's purpose is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's consolidated financial statements, independent registered public accounting firm qualifications and independence, performance of the Company's internal audit function and independent registered public accounting firm, and other matters identified in the Audit Committee Charter. The Audit Committee relies on the expertise and knowledge of management, the internal auditors and the independent registered public accounting firm in carrying out its responsibilities. Management is responsible for the preparation, presentation, and integrity of the Company's consolidated financial statements, accounting and financial reporting principles, internal control over financial reporting and disclosure controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. In addition, management is responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of the Company's system of internal control. The Company's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of the consolidated financial statements and for expressing an opinion on the conformity of those financial statements with United States generally accepted accounting principles. The Company's independent registered public accounting firm is also responsible for expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee engages in an annual evaluation of the independent public accounting firm's qualifications, assessing the firm's quality of service, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity, and professional skepticism. In evaluating and selecting the Company's independent registered public accounting firm, the Audit Committee considers, among other things, historical and recent performance of the firm, an analysis of known significant legal or regulatory proceedings related to the firm, recent Public Company Accounting Oversight Board (the "PCAOB") reports regarding the firm, industry experience, audit fee revenues, audit approach, and the independence of the firm. The Audit Committee also periodically considers the advisability and potential impact of selecting a different independent public accounting firm. In addition, the Audit Committee is involved in the lead audit partner selection process.

During fiscal year 2023, the Audit Committee fulfilled its duties and responsibilities as outlined in its charter. Specifically, the Audit Committee, among other actions:

- reviewed and discussed with management and the independent registered public accounting firm the Company's quarterly earnings press releases, consolidated financial statements, and related periodic reports filed with the SEC;

- reviewed the Company's guidelines and policies that govern the process by which the Company goes about assessing and managing its exposure to risks, including discussing with management, internal auditors and the independent auditor their assessment of the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures;

- reviewed with management, the independent registered public accounting firm and the internal auditor, management's assessment of the effectiveness of the Company's internal control over financial reporting, and the effectiveness of the Company's internal control over financial reporting;

- reviewed with the independent registered public accounting firm, management, and the internal auditor, as appropriate, the audit scope and plans of both the independent registered public accounting firm and internal auditor;

- reviewed with the independent registered public accounting firm the critical audit matter expected in their report for the 2023 audit;

- met in periodic executive sessions with each of the independent registered public accounting firm, management, and the internal auditor;

- received the written disclosures and the annual letter from Ernst & Young LLP provided to us pursuant to PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*, concerning their independence and discussed with Ernst & Young LLP their independence; and

- reviewed and pre-approved all services to be performed by Ernst & Young LLP and the related fees, as described in Proposal 3–Ratification of Selection of Auditors, and considered whether Ernst & Young LLP's provision of non-audit services to the Company was compatible with the independence of the independent registered public accounting firm.

The Audit Committee has reviewed and discussed with the Company's management and independent registered public accounting firm the Company's audited consolidated financial statements and related footnotes for the fiscal year ended December 31, 2023, and the independent registered public accounting firm's report on those financial statements. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with United States generally accepted accounting principles.

We have discussed with Ernst & Young LLP the matters required to be discussed with the Audit Committee by the applicable requirements of the PCAOB and the SEC. Such communications include, among other items, matters relating to the conduct of an audit of the Company's consolidated financial statements under the standards of the PCAOB. This review included a discussion with management and the independent registered public accounting firm about the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in the Company's financial statements, including the disclosures relating to critical accounting policies.

In reliance on the review and discussions described above, we recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

Audit Committee

Jan Siegmund (Chair)
Julie M. Cameron-Doe
Timothy P. Murphy
Angela A. Sun
Solomon D. Trujillo

COMPENSATION AND BENEFITS COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Company's Compensation Discussion and Analysis with management and based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement and its Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Compensation and Benefits Committee

Michael A. Miles, Jr. (Chair)
Martin I. Cole
Suzette M. Deering
Betsy D. Holden
Angela A. Sun

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

BUSINESS OVERVIEW

The Western Union Company provides people and businesses with fast, reliable, and convenient ways to send money and make payments around the world. Western Union offers its services in more than 200 countries and territories. Our business is complex: our regulatory environment is disparate and developing; our consumers are different from those addressed by traditional financial services firms; and our agent and client relationships are numerous and varied.

Managing these complexities is at the center of Western Union's success, and our leadership must be capable of supporting our Company's goals amid this complexity.

The Company's key strategic pillars for 2023 are set forth in the chart below. The performance goals and objectives under our annual incentive and long-term incentive programs were designed to support these strategic pillars.



Strategic Pillars

Retail as the gateway to Western Union
Accelerate digital
Drive customer experience and operational excellence
Deliver accessible financial services

2023 Selected Results

GAAP revenue of $4,357.0 million, down 3% from 2022; adjusted revenue up 4% from 2022[1]

In 2023, the Company returned approximately $646 million to stockholders consisting of $300 million in share repurchases and $346 million in dividends

Branded Digital revenue remained flat with an 11% increase in transactions from 2022

Operating income of $817.5 million and adjusted operating income of $846.5 million; GAAP operating margin of 18.8% and adjusted operating margin of 19.6%[1]

Diluted earnings per share of $1.68 in 2023 compared to $2.34 in 2022; adjusted earnings per share of $1.74 in 2023 compared to $1.76 in 2022[1]

Please see our 2023 Annual Report on Form 10-K for more information regarding our performance.

(1)   See Annex A for a reconciliation of measures that are not based on accounting principles generally accepted in the United States ("GAAP") to the comparable GAAP measure.

EXECUTIVE COMPENSATION FRAMEWORK

The Company's executive compensation framework is designed to reinforce our executive compensation philosophy and objectives and includes the following:

WHAT WE DO

✓ **Pay-for-performance and at-risk compensation.**

A significant portion of our targeted annual compensation is performance-based and/or subject to forfeiture ("at-risk"), with emphasis on variable pay to reward short- and long-term performance measured against pre-established objectives informed by our Company's strategy. For 2023, performance-based compensation comprised approximately 76% of the targeted annual compensation for our CEO and, on average, approximately 55% of the targeted annual compensation for our other NEOs. The remaining components of such NEOs' 2023 targeted annual compensation consisted of base salary and service-based RSUs, with the Compensation Committee viewing the service-based RSUs as at-risk as their value fluctuates based on our stock price performance.

✓ **Align compensation with stockholder interests.**

Performance measures for incentive compensation are linked to the overall performance of the Company and are designed to be aligned with the creation of long-term stockholder value.

✓ **Emphasis on future pay opportunity vs. current pay.**

Our long-term incentive awards are equity-based, use performance and multi-year vesting provisions to encourage retention, and are designed to align our NEOs' interests with long-term stockholder interests. For 2023, long-term equity compensation comprised approximately 78% of the targeted annual compensation for our CEO and, on average, approximately 55% of the targeted annual compensation for our other NEOs.

✓ **Mix of performance metrics.**

The Company utilizes a mix of performance metrics that emphasize both absolute performance goals, which provide the primary links between incentive compensation and the Company's strategic operating plan and financial results, and a relative payout modifier, which measures the Company's relative TSR versus the S&P 500 Index.

✓ **Stockholder engagement.**

The Compensation Committee chair and members of management engage with stockholders regularly to discuss and understand their perceptions or concerns regarding our executive compensation program.

✓ **"Clawback" policies.**

Pursuant to the Company's Dodd-Frank Policy, the Company is required to recoup certain incentive compensation from covered officers in the event of a financial restatement. In addition, the Company maintains a separate Misconduct Policy which provides that the Company may, in its sole discretion, recoup certain incentive compensation, including time-based equity awards, from covered officers in the event the covered officer engages in compliance misconduct or detrimental conduct, which may include actions that resulted in a financial restatement.

✓ **Robust stock ownership guidelines.**

We require our executive officers to own a meaningful amount of Company stock to align them with long-term stockholder interests (6x base salary in the case of our CEO and 3x base salary for our other NEOs).

✓ **Include ESG metrics in compensation program.**

Our annual incentive program incorporates ESG metrics, which qualitatively assess progress towards the Company's three ESG pillars - Integrity of Global Money Movement, Economic Prosperity, and Diversity, Equity, Inclusion, and Belonging. In addition, our annual incentive program incorporates compliance and leadership metrics.

✓ **Multi-year vesting and/or performance periods for long-term incentive awards.**

✓ **Independent compensation consultant retained by the Compensation Committee.**

✓ **"Double trigger" severance benefits in the event of a change-in-control.**

✓ **Maximum payout caps for annual cash incentive compensation and PSUs.**

WHAT WE DON'T DO

✘ **No repricing or buyout of underwater stock options without stockholder approval.**

✘ **No change-in-control tax gross-ups.**

✘ **Prohibition against pledging and hedging of Company securities by senior executives and directors.**

✘ **No dividends or dividend equivalents paid on unvested or unearned PSUs or RSUs.**

✘ **No service-based defined benefit pension plan.**

CHIEF EXECUTIVE OFFICER COMPENSATION

Mr. McGranahan's 2023 base salary and annual incentive award target remained unchanged from the levels set at the time he joined the Company in December 2021, while Mr. McGranahan's long-term incentive award target increased from $8,000,000 to $9,500,000. In February 2023, the Compensation Committee approved (and the independent members of the Board ratified) this increase based on their assessment of his performance, and consideration of relevant market data (as provided by the Compensation Committee's independent consultant, Meridian). In approving the adjustment, the Compensation Committee elected to deliver the entire increase in Mr. McGranahan's total direct compensation in the form of long-term incentive awards to further align his interests with stockholders through the risks and rewards of equity ownership and to further support the execution of the Company's long-term strategy. Following this adjustment, Mr. McGranahan's 2023 target compensation was aligned with median compensation for chief executive officers in the 2023 peer group, based on the most recent publicly available information, as compiled by the Company's independent consultant.

For 2023 performance, Mr. McGranahan received an annual incentive payout of $1,870,000; reflecting a payout of 110% of target, as further described on pages 42-44.

In 2023, Mr. McGranahan's long-term incentive allocation was comprised of 60% PSUs, 20% stock options and 20% service-based RSUs. Further information with respect to the 2023 long-term incentive awards can be found on pages 44-48.

Mr. McGranahan's 2023 total target direct compensation (which includes base salary, target bonus opportunity and the 2023 long-term incentive grant value) was weighted significantly toward variable and performance-based

incentive pay over fixed pay, and long-term, equity-based pay over annual cash compensation, because the Compensation Committee desired to tie a significant level of the CEO's compensation to the performance of the Company.

The percentage of compensation delivered in the form of performance-based compensation in 2023 was higher for Mr. McGranahan as compared to our other NEOs because the Compensation Committee believes that the CEO's leadership is one of the key drivers of the Company's success and that a greater percentage of the CEO's total compensation should be variable as a reflection of the Company's level of performance. Market data provided by the Compensation Committee's independent compensation consultant supported this practice as well.

The following chart illustrates our CEO pay philosophy of heavily weighting targeted CEO compensation toward variable, performance-based pay elements.

CEO 2023 TOTAL TARGET DIRECT COMPENSATION



2023 SAY ON PAY VOTE

The Company received approximately 92% support for its "say on pay" vote at the Company's 2023 Annual Meeting of Stockholders and an average support level of 91% for the Company's "say on pay" votes over the last five years. After considering the 2023 "say on pay" results, the Compensation Committee determined

that the Company's executive compensation philosophy, compensation objectives, and compensation elements continued to be appropriate and did not make any specific changes to the Company's executive compensation program in response to the 2023 "say on pay" vote.

STOCKHOLDER ENGAGEMENT

Management and the Compensation Committee Chair regularly reach out to stockholders to better understand their views on the Company's executive compensation program, the "say on pay" vote and our executive compensation disclosure. In 2023, the Company reached out to stockholders who held approximately 54% of the Company's outstanding common stock to discuss the Company's executive compensation program. Over the past few years, the Compensation Committee and management have found these discussions to be very helpful in their ongoing evaluation of the Company's executive compensation program, and intend to continue to obtain this feedback in the future.

ESTABLISHING AND EVALUATING EXECUTIVE COMPENSATION

INTRODUCTION

This Compensation Discussion and Analysis describes how the Compensation Committee determined 2023 executive compensation, the elements of our executive compensation program and the compensation of each of our NEOs. The information provided should be read together with the information presented in the "Executive Compensation" section of this Proxy Statement. For 2023, the NEOs were:[1]



Devin McGranahan
President and
Chief Executive Officer



Matt Cagwin[2]
Executive Vice
President, Chief
Financial Officer



Andrew Walker
Executive Vice
President, Chief
Operations Officer



Benjamin Adams
Executive Vice
President, Chief
Legal Officer



Giovanni Angelini
President, Europe
and Africa

(1)   For 2023, the NEOs also included Jean Claude Farah, former President, Middle East and Asia Pacific (not pictured above). On November 15, 2023, the Company determined that Mr. Farah would cease serving as President, Middle East and Asia Pacific, effective as of December 1, 2023.

(2)   Effective January 20, 2023, Mr. Cagwin was promoted to the position of Chief Financial Officer ("CFO").

OUR EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

The Compensation Committee has adopted the following compensation objectives and guiding principles to align the Company's incentive compensation program with the Company's overall executive compensation philosophy:

Our Executive Compensation Philosophy

The Compensation Committee believes the Company's executive compensation program should reward actions and behaviors that build a foundation for the long-term strength and performance of the Company, while also rewarding the achievement of short-term performance goals informed by the Company's strategy.



Objectives

- Align executive goals and compensation with stockholder interests
- Attract, retain and motivate outstanding executive talent
- Pay-for-performance – Hold executives accountable and reward them for achieving financial, strategic and operating goals



Guiding Principles

- **Pay-for-Performance:** Pay is significantly performance-based and at-risk, with emphasis on variable pay to reward short- and long-term performance measured against pre-established objectives informed by the Company's strategy.
- **Align Compensation with Stockholder Interests:** Link incentive payouts with the overall performance of the Company, including achievement of financial and strategic objectives, as well as individual performance and contributions, to create long-term stockholder value.
- **Stock Ownership Guidelines:** Our program requires meaningful stock ownership by our executives to align them with long-term stockholder interests.
- **Emphasis on Future Pay Opportunity vs. Current Pay:** Our long-term incentive awards are delivered in the form of equity-based compensation with multi-year vesting provisions to encourage retention.
- **Hire, Retain and Motivate Top Talent:** Offer market-competitive compensation which clearly links payouts to actual performance, including rewarding appropriately for superior results, facilitating the hire and retention of high-caliber individuals with the skills, experience and demonstrated performance required for our Company.
- **Principled Programs:** Structure our compensation programs considering corporate governance best practices and in a manner that is understandable by our participants and stockholders.

THE BOARD OF DIRECTORS AND THE COMPENSATION COMMITTEE

Our Board oversees the goals and objectives of the Company and the CEO, evaluates succession planning with respect to the CEO and evaluates the CEO's performance. The Compensation Committee supports the Board by:

- Establishing the Company's compensation philosophy;
- Overseeing the development and implementation of the Company's compensation and benefits policies;
- Reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers;

- Approving the compensation levels of each of the executive officers;
- Approving the compensation of the CEO, with ratification by the independent directors of the Board; and
- Overseeing critical role development and succession efforts by providing strategic direction as the Board identifies key executive skills and experience priorities.

The Compensation Committee's responsibilities under its charter are further described in the "Corporate Governance—Committees of the Board of Directors" section of this Proxy Statement.

Mr. McGranahan, while not a member of the Compensation Committee, attended portions of each meeting of the Compensation Committee in 2023 to contribute to and understand the committee's oversight of, and decisions relating to, executive compensation. Mr. McGranahan did not attend portions of the meetings relating to his compensation. The Compensation Committee regularly conducts executive sessions without management present.

The Compensation Committee also engages in an ongoing dialog with the CEO and the committee's independent compensation consultant in the evaluation and establishment of the elements of our executive compensation program. Further, the Compensation Committee received input from employees in the Company's human resources department, including the Chief People Officer, in making executive compensation decisions.

COMPENSATION CONSULTANTS

During 2023, Meridian continued to provide executive and director compensation consulting services to the Compensation Committee.

Meridian is retained by and reports directly to the Compensation Committee and participates in committee meetings. Meridian informs the committee on market trends, as well as regulatory issues and developments and how they may impact the Company's executive compensation program. Meridian also:

• Participates in the design of the executive compensation program to help the committee evaluate the linkage between pay and performance;

• Reviews market data and advises the committee regarding the compensation of the Company's executive officers;

• Reviews and advises the committee regarding outside director compensation; and

• Performs an annual risk assessment of the Company's compensation program, as described in the "Executive Compensation—Risk Management and Compensation" section of this Proxy Statement.

Meridian does not provide any other services to the Company. The Compensation Committee has assessed the independence of Meridian pursuant to the NYSE rules and the Company concluded that the work performed by Meridian for the Compensation Committee did not raise any conflict of interest.

During 2023, management retained the services of Willis Towers Watson PLC ("WTW") to assist the Company in evaluating the Company's annual and long-term incentive programs. The Compensation Committee has assessed the independence of WTW pursuant to the NYSE rules and the Company concluded that WTW's work did not raise any conflict of interest.

SETTING 2023 COMPENSATION

In late 2022 and early 2023, the Compensation Committee, working with Meridian and the CEO, engaged in a detailed review of the Company's executive compensation program to evaluate whether the design and levels of each compensation element were:

• Appropriate to support the Company's strategic performance objectives, strategic transformation and leadership transition;

• Consistent with the philosophy and objectives described under "—Our Executive Compensation Philosophy and Objectives" above; and

• Reasonable when compared to market pay practices (see "—Market Comparison" below).

Consistent with the 2022 executive compensation program, the Company's 2023 executive compensation program continued to be significantly weighted towards performance-based compensation and included a diversified mix of long-term incentive awards. For 2023, the Compensation Committee

made certain modifications to the performance goals used in the executive compensation program as compared to the prior year in order to further align the incentive plans with the Company's long-term business strategy and key growth enablers, incentivize the achievement of financial commitments made at the Company's 2022 Investor Day, drive greater accountability for business unit or functional outcomes and properly reward participants for Company, team and individual results.

With respect to the 2023 Annual Incentive Plan, the Compensation Committee reduced the weighting of the financial component of the Annual Incentive Plan from 70% to 50% and allocated 20% of the 2023 Annual Incentive Plan payouts to business unit/functional group goals and compliance-related initiatives in order to increase business unit/functional group accountability while continuing to emphasize compliance as a priority throughout the organization. For the financial portion of the 2023 Annual Incentive Plan, the Compensation Committee also modified the performance metrics as compared to prior years by removing profit margin as a metric and increasing the

weight on EPS. The strategic component of the 2023 Annual Incentive Plan included goals relating to customer retention as well as customer growth goals in order to align with the Company's long-term business strategy. Finally, the 2023 Annual Incentive Plan retained the +/-25% individual performance modifier for participants other than the CEO with the modifier to be determined based on a qualitative assessment with respect to leadership and impact on areas such as customer focus, ESG and team engagement.

With respect to the 2023 Long-Term Incentive Plan design, the Compensation Committee replaced consolidated revenue as the sole financial performance metric with consolidated revenue growth, operational efficiency and Consumer Services revenue growth, weighted 50%, 25%, and 25%, respectively. To emphasize the alignment of the executive compensation program with the interests of the Company's stockholders and consistent with the 2022 design, PSU payouts are subject to a relative TSR performance modifier, pursuant to which the number of PSUs scheduled to vest will be multiplied by a payout modifier (ranging from 75% to 125%) based on the Company's relative TSR performance. The Compensation Committee approved the 2023 Long-Term Incentive Plan design to incentivize the building of a sustainable business for the Company's stockholders. Consistent with the 2022 design, financial performance for the 2023 PSUs will be measured against annual performance goals established at the beginning of each year during the performance period to reflect the difficulty of establishing three-year performance goals as the Company continues to execute on its strategic transformation plan.

The Compensation Committee set the annual and long-term incentive targets for the 2023 executive compensation program in February 2023. The Compensation Committee

believed at the time that the performance targets were rigorous yet achievable, and therefore established the targets so that they would be achieved, at the target performance level, if the Company successfully executed against its operating plan for 2023 with respect to the annual incentive plan and successfully executed against its long-term targets during the 2023-2025 performance period.

With respect to setting 2023 compensation levels, Mr. McGranahan presented to the Compensation Committee his evaluation and recommendation for each of the other NEOs and their respective salary, annual bonus targets, and long-term incentive award targets. Mr. McGranahan based his assessments on a number of factors, including but not limited to: individual performance and relative contributions to the Company's success; the performance of the executive's respective business unit or functional area; retention considerations; market data; compensation history; and internal equity. After consideration and discussion, the Compensation Committee reviewed and approved Mr. McGranahan's 2023 recommendations for the NEOs other than himself.

In setting Mr. McGranahan's 2023 compensation, the Compensation Committee considered market data regarding chief executive officer compensation levels provided by Meridian and a tally sheet of Mr. McGranahan's historical and current compensation data, among other information. No member of management made any recommendations regarding Mr. McGranahan's compensation or, except for the Company's Chief People Officer, participated in the portions of the Compensation Committee meeting or in the meeting of the independent directors of the Board during which Mr. McGranahan's compensation was determined or ratified.

MARKET COMPARISON

For 2023, the Compensation Committee considered market pay practices when setting executive compensation, but did not target percentile ranks of specific compensation elements or total target direct compensation against the market data. Instead, the committee used market data to assess the overall competitiveness and reasonableness of the Company's executive compensation program.

While the Compensation Committee considers relevant market pay practices when setting executive compensation, it does not believe it is appropriate to establish compensation levels based only on market practices. The Compensation Committee believes that compensation decisions are complex and require a deliberate review of Company and individual performance and peer compensation levels. The factors that influence the amount of compensation awarded include, but are not limited to:

- Market competition for a particular position;

- Experience and past performance inside or outside the Company;

- Role and responsibilities within the Company;

- Tenure with the Company and associated institutional knowledge;

- Long-term potential with the Company;

- Innovative thinking and leadership;

- Money transfer or financial services industry expertise;

- Personal performance and contributions;

- Succession planning;

- Past and future performance objectives; and

- Value of the position within the Company.

As further discussed below, the Compensation Committee considered market data from both an executive compensation peer group and a general industry compensation survey, but did not assign a specific weight to either data source.

The Compensation Committee believes that the Company's executive compensation peer group should reflect the markets in which the Company competes for business, executive talent and capital. Accordingly, the Company's peer group includes companies meeting either of the following criteria:

• Global brands providing virtual products or services; or

• Companies involved with payment and/or processing services.

The executive compensation peer group used for evaluating 2023 compensation decisions consisted of the companies below, which was the same executive compensation peer group used to evaluate 2022 compensation decisions. Meridian compiled compensation information from the peer group based on the publicly filed documents of each member of the peer group. Based on the information below, the Company estimates that it is between the 25th and 50th percentiles of the peer group in terms of revenues, above the 75th percentile of the peer group in terms of percentage of total revenues outside of the US, and below the 25th percentile of the peer group in terms of market capitalization.

PEER GROUP	FISCAL YEAR 2022 REVENUES* (IN MILLIONS)	INTERNATIONAL BUSINESS (% OF TOTAL REVENUES OUTSIDE OF THE US)	MARKET CAP (AS OF 12/31/2022) (IN MILLIONS)
Bread Financial Holdings, Inc.	$2,232	**	$1,877
Broadridge Financial Solutions, Inc.	$5,709	13%	$15,781
CME Group Inc.	$5,009	**	$60,492
Discover Financial Services	$10,978	0%	$26,730
eBay Inc.	$9,795	51%	$22,504
Euronet Worldwide, Inc.	$3,359	75%	$4,681
Fidelity National Information Services, Inc.	$14,528	24%	$40,261
Fiserv, Inc.	$17,737	14%	$64,182
FLEETCOR Technologies, Inc.	$3,427	39%	$13,547
Genpact Limited	$4,371	76%	$8,489
Global Payments Inc.	$8,976	16%	$26,856
Intercontinental Exchange, Inc.	$7,292	33%	$57,302
Jack Henry & Associates, Inc.	$1,943	0%	$12,807
MoneyGram International, Inc.	$1,310	58%	$1,051
Nasdaq, Inc.	$6,226	18%	$30,140
Paychex, Inc.	$4,612	1%	$41,656
PayPal Holdings, Inc.	$27,518	43%	$81,193
SS&C Technologies Holdings, Inc.	$5,283	29%	$13,114
25th Percentile	**$3,663**	**14%**	**$12,884**
50th Percentile	**$5,496**	**27%**	**$24,617**
75th Percentile	**$9,590**	**45%**	**$41,307**

* All data was compiled by Meridian who obtained peer company financial market intelligence from S&P Capital IQ.

** Data not available for this metric.

The Compensation Committee also referenced general industry compensation survey data in evaluating executive pay in order to consider a broader perspective on market practices. To assist the Compensation Committee in its review of the general industry compensation survey data, Meridian extracts compensation information from the surveys with respect to companies with annual revenues generally ranging from $3 billion to $6 billion. For the 2023 compensation review, Meridian compiled compensation data from general industry executive pay surveys provided by WTW (which included data from companies with annual revenues between $3 billion and $6 billion), and peer group data taken directly from peer group proxy statements or from the Equilar Top 25 database. Executive positions were matched to the peer group proxy data and third-party survey data based on role, responsibility, and reporting relationships.

Use of Tally Sheets

The Compensation Committee reviews tally sheets that present historical and current compensation data, valuations of future equity vesting, value of option exercises in the past five years, as well as analyses for hypothetical terminations and retirements to allow the Compensation Committee to consider the Company's obligations under such circumstances. The tally sheets provide additional context for the Compensation Committee in determining and assessing NEO compensation.

THE WESTERN UNION 2023 EXECUTIVE COMPENSATION PROGRAM

Pay-For-Performance and At-Risk Compensation

The principal components of the Company's 2023 annual executive compensation program were annual base salary, annual incentive awards, and long-term incentive awards in the form of PSUs, stock options (for Mr. McGranahan) and RSUs. The Compensation Committee designed the 2023 executive compensation program so that performance-based pay elements (Annual Incentive Plan awards, PSUs and, if applicable, stock options) would constitute a significant portion of the executive compensation awarded, determined at target levels. The following charts illustrate the mix of the targeted annual compensation for Mr. McGranahan and the average targeted annual compensation for the other NEOs, and the portion of that compensation that is performance-based and/or at-risk.

For purposes of these charts, the percentage of targeted annual compensation was determined based on the annual base salary and target incentive opportunities applicable to the NEOs as of December 31, 2023.

CEO 2023 TOTAL TARGET DIRECT COMPENSATION

- Base Salary
- Annual Incentive
- PSUs
- Stock Options
- RSUs



NEO 2023 TOTAL TARGET DIRECT COMPENSATION

- Base Salary
- Annual Incentive
- PSUs
- RSUs



ELEMENTS OF 2023 EXECUTIVE COMPENSATION PROGRAM

The following table lists the material elements of the Company's 2023 executive compensation program for the Company's NEOs. The Compensation Committee believes that the design of the Company's executive compensation program focuses on performance-based compensation elements, provides alignment with the Company's short- and long-term financial and strategic priorities at the time through the annual and long-term incentive programs, and provides alignment with stockholder interests.

	Fixed	At-Risk / Performance-Based			
	Base Salary +	Annual Incentive Awards +	PSUs +	Stock Options (CEO only) +	RSUs
Key Characteristics	Fixed compensation component payable in cash.	Variable compensation component payable in cash based on performance against annually established performance objectives.	PSUs vest based on the Company's achievement of financial performance and operational efficiency objectives, with a payout modifier based on the Company's relative TSR performance. The value of PSUs is also dependent on our stock price over the performance period. PSUs accrue dividend equivalents, with dividend equivalents paid only to the extent the underlying shares vest.	Non-qualified stock options granted with an exercise price equal to fair market value on the date of grant that expire 10 years after grant and become exercisable in 25% annual increments over a four-year vesting period based on continued service during the vesting period. The value of stock options is dependent on our stock price over the option term.	RSUs vest in one-third annual increments based on continued service during the vesting period. The value of RSUs is dependent on our stock price over the vesting period. RSUs accrue dividend equivalents, with dividend equivalents paid only to the extent the underlying shares vest.
Why We Pay This Element	Establish a pay foundation at competitive levels to attract and retain talented executives.	Motivate and reward executives for performance on key financial, strategic, business unit and compliance, and/or individual performance goals over the year. Hold our executives accountable, with payouts based on actual performance against pre-established and communicated performance goals.	Align the interests of executives with those of our stockholders by focusing the executives on the Company's financial, operational efficiency, and TSR performance over a multi-year performance period. Hold our executives accountable, with payouts varying from target based on actual performance against pre-established and communicated performance goals.	Align interests of the CEO with those of our stockholders by focusing on long-term stock price appreciation over the option term.	Competitive with market practices in order to attract and retain top executive talent. Align the interests of executives with those of our stockholders by focusing the executives on long-term objectives over a multi-year vesting period, with the value of the award fluctuating based on stock price performance.
How We Determine Amount*	Experience, job scope, responsibilities, market data, internal equity, and individual performance.	Internal pay equity, market practice, corporate and individual performance. Cash payouts ranging from 0% to 200% of target based on the achievement of financial and strategic goals (inclusive of an additional +/- 25% modifier for participants other than Mr. McGranahan based on individual leadership and impact as measured across areas such as customer focus, ESG and team engagement). Payouts are capped at a total of 200% of target.	Internal pay equity, market practice and individual performance. PSUs are subject to vesting ranging from 0% to 200% of target based on revenue growth and operational efficiency goals during the performance period. The number of PSUs scheduled to vest based on our achievement will be multiplied by a payout modifier (ranging from 75% to 125%), based on the Company's relative TSR versus the S&P 500 Index over the 2023-2025 performance period.	Internal pay equity, market practice and individual performance.	Internal pay equity, market practice and individual performance.

*   See the "Setting 2023 Compensation" section for further information regarding the determination of 2023 compensation levels.

Each of Western Union's 2023 executive compensation program elements is described in further detail below.

Base Salary

Our philosophy is that base salaries should meet the objectives of attracting and retaining the executives needed to lead the business. Base salary is a fixed compensation component payable in cash. In connection with his appointment to the position of CFO in January 2023, Mr. Cagwin received a base salary increase from $425,000 to $525,000, which was determined based upon input of the Compensation Committee's independent compensation consultant and competitive market data. Mr. Angelini received a base salary increase from $440,000 to $442,300 in December 2023 in accordance with the local collective bargaining agreement to which he and similarly situated employees are subject. None of our other NEOs received a base salary increase during 2023.

The following table sets forth each NEO's 2022 and 2023 base salary levels as of December 31 of each year:

EXECUTIVE	2022 BASE SALARY ($000)	2023 BASE SALARY ($000)
Devin McGranahan	1,000.0	1,000.0
Matt Cagwin	425.0	525.0
Andrew Walker	550.0	550.0
Benjamin Adams	450.0	450.0
Giovanni Angelini*	440.0	442.3
Jean Claude Farah*	500.0	500.0

* For 2022 and 2023, Messrs. Angelini and Farah's salary were denominated in U.S. dollars but were paid to or on behalf of Mr. Angelini in euros, based on a conversion rate of 1.1, and Mr. Farah in Emirati dirham, based on a conversion rate of 0.272261.

Annual Incentive Compensation

Our Annual Incentive Plan is designed to motivate and reward our NEOs for achieving short-term performance objectives. We believe the program supports our "pay-for-performance" culture. Specifically, in designing the 2023 Annual Incentive Plan, the Compensation Committee established goals designed to further align the plan with the Company's long-term business strategy and key growth enablers, incentivize the achievement of financial commitments made at the Company's 2022 Investor Day, drive greater accountability for business unit or functional outcomes and properly reward participants for Company, team and individual results.

Target payout opportunities under the Annual Incentive Plan are expressed as a percentage of a participant's annual base salary. For 2023, in connection with Mr. Cagwin's appointment to the position of CFO, the Compensation Committee increased his target bonus opportunity from 50% to 100% of base salary in order to align his annual incentive target with market data and the Company's historical compensation practices. None of our other NEOs received an Annual Incentive Plan target increase with respect to 2023.

Potential payouts ranged from 0% to 200% of target based on the achievement of pre-established financial, strategic, and business unit and compliance goals. To measure individual performance against key objectives for the Company as well as the executive's success in fulfilling the executive's responsibilities, the total payout under the Annual Incentive Plan for the NEOs other than Mr. McGranahan was subject to a +/- 25% modifier based on the Compensation Committee's assessment of performance on metrics relating to leadership, ESG, and customer focus. In addition to the specific ESG metrics included in the program, the Compensation Committee believes the compliance and leadership metrics support key ESG initiatives for the Company. Payouts for the NEOs were capped at 200% of each individual's target bonus opportunity.

The Annual Incentive Plan was based on the achievement of financial, strategic, and business unit and compliance goals weighted 50%, 30%, and 20%, respectively. The weighting of the performance measures reflects the desire of the Compensation Committee to tie a significant portion of annual incentive compensation to performance measures that the committee believes are meaningful to and readily accessible by our investors, while at the same time emphasizing strategic performance objectives focused on the Company's growth imperatives and execution of its long-term strategic plan and compliance objectives.

Financial Performance and Goal Setting. Consistent with prior years, the Compensation Committee set the annual incentive targets for the 2023 Annual Incentive Plan in February 2023. In order to better align the incentives with the Company's long-term strategy, for 2023, the Compensation Committee approved certain modifications to the financial component of the Annual Incentive Plan. In particular, the financial component of the 2023 Annual Incentive Plan measured performance based on adjusted revenue and adjusted EPS targets, weighted 40% and 60%, respectively, as compared to the 2022 design of measuring performance with respect to adjusted revenue, adjusted profit margin, and adjusted earnings per share weighted 50%, 30% and 20% respectively. The changes to the performance metrics were made to focus on performance measures aligned with the Company's long-term strategy and measures viewed as meaningful to and readily accessible by our investors. The Compensation Committee believed at the time that the performance targets were rigorous yet achievable, and therefore established the targets so that they would be achieved, at the target performance level, if the Company successfully executed against its operating plan for 2023. In addition, the 2023 annual incentive targets were set based on the Company's "Evolve 2025" strategy and related publicly announced 2023 financial projections. At the time the targets were set, they were designed to be challenging based on the operating environment and projections at the time, but achievable with the successful execution of our operating strategy.

	2023 TARGET*	2023 INCENTIVE RESULTS	ACHIEVEMENT (%)
Adjusted Revenue Growth	1.0%	1.5%	124%
Adjusted EPS	$1.60	$1.74	200%
Financial Performance Achievement			85%

* 2023 target and actual results for total revenue growth exclude Argentina inflation and Business Solutions revenue and are shown on a constant currency basis, calculated assuming no changes in the currency exchange rates from 2022 currency exchange rates. 2023 target and actual results for EPS exclude special items, such as acquisition and separation costs, the gain on the sale of Business Solutions, severance and other expenses from our operating expense redeployment program, and the income tax impact of these and other tax adjustments. The performance curve provided payout opportunities for performance ranging from (3.0)% to 3.0% for revenue growth and $1.55 to $1.70 for adjusted EPS.

When the financial performance measures were established, the Compensation Committee determined that the items described in the footnote to the table immediately above should be excluded from both the establishment of goals as well as the determination of payout calculations, to more closely align with the underlying operating performance of the business.

As described above, the Compensation Committee set the 2023 financial performance goals by establishing payout ranges based on the Company's revenue and EPS. The Compensation Committee established the performance goals and corresponding payout percentages based upon input from management regarding the Company's expected performance in the upcoming year and considering the Company's new long-term strategy. The Compensation Committee designed the goals to encourage strong, focused performance by our executives, with the intention of encouraging profitable revenue growth while placing an emphasis on EPS. The 2023 performance goals provided a maximum initial payout level of 200% of target if adjusted revenue grew by 3.0% as compared to 2022 adjusted performance and adjusted EPS was equal to or greater than $1.70.

Strategic Performance and Goal Setting. Participants in the 2023 Annual Incentive Plan had 30% of their award opportunity allocated to the achievement of pre-established performance objectives based upon the Company's strategic operating plan, with goals relating to retail customer retention, new digital customer growth, digital bank/wallet customer growth, and omnichannel customer growth. The strategic performance objectives were designed to be achievable, but required the coordinated, cross-functional focus and effort of the executives. Based on the achievement of the strategic performance objectives, the Compensation Committee certified a payout equal to 19% of each NEO's target allocated to the strategic performance objectives.

Business Unit and Compliance Performance and Goal Setting. In order to emphasize regional and functional accountability and compliance as a continued priority throughout the organization, participants in the 2023 Annual Incentive Plan had 20% of their award opportunity allocated to the achievement of pre-established regional adjusted revenue and adjusted contribution margin targets (or, for non-regional specific dedicated individuals, average achievement of regional targets), as well as compliance/enterprise risk goals. Performance levels of the objectives were designed to be achievable, but required the coordinated, cross-functional focus and effort of the executives. Based on the achievement of the business unit and compliance objectives, the Compensation Committee certified a payout equal to 14%-15% of each continuing NEO's target allocated to the business unit and compliance performance objectives.

Individual Performance Modifier and Goal Setting. Other than for Mr. McGranahan, each NEO's payout under the 2023 Annual Incentive Plan was subject to a +/- 25% modifier based on the Compensation Committee's assessment of individual performance. In making its assessment, the Compensation Committee considered the recommendations of Mr. McGranahan based on his review of the performance of each NEO against the objectives established by the Compensation Committee at the beginning of the year with respect to the individual performance modifier. For 2023, the application of the individual performance modifier was determined based on performance with respect to individual leadership and impact as measured across areas such as customer focus, the achievement of our ESG pillars (with a focus on diversity, equity, inclusion, and belonging) and team engagement.

The Compensation Committee believes that the performance objectives established for the individual performance modifier are indicators of our executives' success in fulfilling their responsibilities to the Company, supporting the Company's strategic operating plan and executing on key Company initiatives. The committee believes that including an assessment of contributions towards the Company's progress on the Company's three ESG pillars (Integrity of Global Money Movement, Economic Prosperity, and Diversity, Equity, Inclusion, and Belonging) reinforces these objectives as priorities throughout the organization. The performance required to receive a positive adjustment under the individual performance modifier was designed to be achievable, but required strong and consistent performance by the executive. Based on the Compensation Committee's assessment of individual and business unit performance, the committee did approve individual performance modifiers for certain of the NEOs ranging from (10)% to 11%.

Compliance Evaluation. The 2023 award agreements under the Annual Incentive Plan are subject to the Company's Misconduct Clawback and Forfeiture Policy (as amended effective as of October 2, 2023), which specifically authorizes the clawback of annual incentive payments due to compliance failures. In early 2024, the Compensation Committee determined that each NEO met the compliance-related evaluation criteria and therefore determined that each NEO remained eligible for a bonus with respect to 2023.

NEO Payouts Under the 2023 Annual Incentive Plan. The following table sets forth each NEO's 2023 target award opportunity expressed (i) as a percentage of 2023 base salary and (ii) in dollars and (iii) the annual incentive payouts received by each NEO. As described above, based on the Company's total revenue and adjusted EPS results as compared to the pre-established goals, the overall achievement for the financial component of the annual incentive plan was 118%-119% for the continuing NEOs. The Company's achievement level was, in part, impacted by a change in monetary policy by the Central Bank of Iraq, which resulted in an increase in demand for the Company's services in that region. Although the formulaic results equated to an achievement level of 118%-119%, management recommended that the Compensation Committee consider the use of negative discretion to take into account that the change in Iraq monetary policy was not within the control of management, although still recognizing that our network of agents and infrastructure positioned the Company to benefit from the change in monetary policy. After considering management's recommendation as well as the overall performance of the Company, the Compensation Committee approved 109%-110% as the overall achievement level for the financial component of the annual incentive plan, reflecting a 9% reduction in the formulaic achievement level.

EXECUTIVE	TARGET BONUS AS A % OF BASE SALARY	TARGET AWARD OPPORTUNITY ($000)	FINAL BONUS ($000)
Devin McGranahan	170%	1,700.0	1,870.0
Matt Cagwin	100%	525.0	635.3
Andrew Walker	90%	495.0	490.1
Benjamin Adams	90%	405.0	423.2
Giovanni Angelini	100%	442.3	535.2
Jean Claude Farah*	110%	550.0	709.5

* As discussed under "Potential Payments Upon Termination or Change-in-Control − Executive Severance Policy," Mr. Farah received a bonus payment with respect to the 2023 Annual Incentive Plan under the terms of his Release and Waiver Agreement. The bonus payment was based on projected achievement under the 2023 Annual Incentive Plan at the time that he entered into the Release and Waiver Agreement.

Long-Term Incentive Compensation

The objectives for the long-term incentive awards for 2023 were to:

- Align the interests of our executives with the interests of our stockholders by focusing on objectives that support stock price appreciation and building a sustainable business for our stockholders;

- Increase cross-functional executive focus in the coming years on Company performance through PSU awards with vesting tied to the achievement of absolute performance goals;

- Continue executive focus on stockholder returns through the use of a relative TSR payout modifier; and

- Retain the services of executives through multi-year vesting provisions.

The Company's stockholder-approved Long-Term Incentive Plan allows the Compensation Committee to award various forms of long-term incentive grants, including stock options, RSUs, and performance-based equity and cash awards. The Compensation Committee approves all equity grants made to our senior executives, with the equity grants made to the CEO ratified by the independent members of the Board. In addition to the factors listed in the table under "*Elements of 2023 Executive Compensation Program,*" the Compensation Committee also considers dilution of the Company's outstanding shares when making equity grants.

2023 Annual Long-Term Incentive Awards. In early 2023, the Compensation Committee approved the NEOs long-term incentive targets under the Long-Term Incentive Plan. Mr. McGranahan received a long-term incentive award target increase from the level established when he joined the Company in 2021, the value of which was determined based on their assessment of his performance, and consideration of relevant market data (as provided by Meridian). In approving the adjustment, the Compensation Committee elected to deliver the entire increase in Mr. McGranahan's total direct compensation in the form of long-term incentive awards to further align his interests with stockholders through the risks and rewards of equity ownership and to further support the execution of the Company's long-term strategy. Mr. Cagwin also received a long-term incentive award target increase with respect to 2023 in connection with his appointment to the position of CFO, with the value determined after considering market data and the Company's historical compensation practices for the CFO role. Mr. Farah's long-term incentive award target was adjusted to reflect the scope of his role relative to the competitive market.

The table sets forth the target award value and actual grant value, as of the date of grant, of the 2023 long-term incentive awards received by each NEO. In approving the actual grant value, the Compensation Committee may approve adjustments from the target award level to reflect individual performance, expanded responsibilities, retention concerns, or other factors considered relevant by the Compensation Committee.

EXECUTIVE	2023 LTI TARGET VALUE ($000)	2023 LTI GRANT VALUE ($000)
Devin McGranahan	9,500.0	9,500.0
Matt Cagwin	2,150.0	2,150.0
Andrew Walker	1,200.0	1,200.0
Benjamin Adams*	1,060.0	1,300.0
Giovanni Angelini*	800.0	840.0
Jean Claude Farah	1,050.0	1,050.0

* The Compensation Committee increased Mr. Adams' 2023 LTI grant value by $240,000 as compared to the target value to reflect his expanded duties as Interim Chief People Officer. In addition, Mr. Angelini's 2023 LTI grant value was increased as compared to the target value by $40,000. Both of the adjustments to Messrs. Adams' and Angelini's LTI awards were intended to be one time in nature.

The 2023 LTI grant value was then allocated among PSUs, RSUs and stock options, as applicable. In 2023, the Compensation Committee granted the long-term incentive allocation indicated below to each of the NEOs:

CEO 2023 LONG-TERM INCENTIVE AWARDS

- RSUs
- PSUs
- Stock Options



Revenue growth and operational efficiency goals during a 3-year performance period with a modifier based on the Company's TSR performance relative to the S&P 500 Index measured over the same period

OTHER NEO 2023 LONG-TERM INCENTIVE AWARDS

- RSUs
- PSUs



Revenue growth and operational efficiency goals during a 3-year performance period with a modifier based on the Company's TSR performance relative to the S&P 500 Index measured over the same period

The Compensation Committee believes that this mix is appropriate because it is designed to align the interests of our NEOs with the interests of our stockholders, drive long-term performance with respect to strategic measures, support retention of our NEOs and align with market practices as reported by Meridian. The Compensation Committee believes that this mix also represents a balanced reflection of stockholder returns and financial performance.

2023 PSU Awards. The 2023 PSUs will vest based on performance against goals with respect to (i) adjusted revenue growth (based on GAAP revenue, measured on a constant currency basis, and excluding the impact of Argentina inflation and material acquisitions and dispositions), weighted 50%, (ii) Consumer Services adjusted revenue growth (based on all non-transactional money transfer revenue, measured on a constant currency basis and excluding the impact of Argentina inflation), weighted 25%, and (iii) operational efficiency (evaluated based on cost savings as compared to 2022), weighted 25%. Consistent with the 2022 PSUs, the 2023 PSUs include an overall +/- TSR payout modifier, with the number of PSUs scheduled to vest based on the Company's revenue and capital efficiency performance multiplied by a payout modifier ranging from 75% to 125%, determined based on our TSR relative to the S&P 500 Index and subject to

a maximum payout of 200% of target. The performance goals represent a change from the goals set in 2022 for the PSU program, which was determined based solely on consolidated revenue with the TSR modifier. The committee approved this design change in order to encourage management focus on building a sustainable business for stockholders through an emphasis on growing non-money transfer revenue and driving cost efficiencies rather than focusing solely on consolidated revenue.

For 2023 and consistent with the 2022 design, the Compensation Committee approved a PSU design that will measure financial performance annually during each year of the three-year performance period, with each performance year equally weighted, the goals for each year established at the beginning of each of the three years in the performance period and the payout based on an average of the performance during each year over the three-year performance period. While financial performance will be measured on an annual basis, the TSR payout modifier will be determined based on a three-year performance period and the PSUs will remain subject to a full three years of stock price fluctuations as the awards do not vest until the third anniversary of the grant date (February 2026), except as otherwise provided under the Company's Executive Severance Policy or the Long-Term Incentive Plan and related award agreement.

For the first year of the three-year performance period, the Compensation Committee required adjusted revenue growth compared to prior year ranging between -1% and 1%, Consumer Services adjusted revenue growth compared to prior year of 10%, and operational efficiency savings of $30M in order to achieve target level performance for each of the performance goals with respect to the portion of the PSUs allocated to the first year of the three-year performance period. Similar to the Annual Incentive Plan design, for purposes of the adjusted revenue goal, the committee approved a target payout range rather than having one performance goal equating to target payout. The adjusted revenue, Consumer Services adjusted revenue, and operational efficiency goals were certified at 46%, 50%, and 50%, respectively, of target achievement, resulting in 146% of the portion of the 2023 PSUs attributable to the first year of the three-year performance period eligible for vesting.

With respect to the TSR payout modifier, relative TSR results between the 25th and 75th percentiles of the S&P 500 Index will be interpolated linearly (i.e., +/- 1% change from the 50th percentile), such that relative TSR results for 50th percentile performance will not result in the application of any TSR modifier (whereas relative TSR results for 60th percentile performance would result in the application of 110% of the TSR payout modifier).

The Compensation Committee approved the use of adjusted revenue growth, Consumer Services adjusted revenue growth, and operational efficiency in conjunction with the TSR modifier in order to place an emphasis on absolute Company performance and growing non-money transfer revenue and driving cost efficiencies while aligning to stockholder interests. The Compensation Committee utilized revenue as an element in both the Company's Annual Incentive Plan and long-term incentive program. When designing the Company's 2023 executive compensation program, the Compensation Committee evaluated a range of performance metrics for purposes of the Company's incentive programs and considered input from management and Meridian. Based on such review, the Compensation Committee determined that while revenue continues to be viewed as a core driver of the Company's performance and stockholder value creation and should remain a component in both the Annual Incentive Plan and long-term incentive program, the 2023 long-term incentive plan should be designed to focus management on building a sustainable business for our stockholders by incorporating performance goals which promote cost savings through operational efficiencies as well as non-transactional money transfer revenue.

The following table sets forth each NEO's threshold, target and maximum award opportunity with respect to the 2023 PSUs:

| EXECUTIVE | 2023 PSU WITH TSR MODIFIER AWARD OPPORTUNITY | | |
	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)
Devin McGranahan	128,862	429,541	859,082
Matt Cagwin	28,773	95,911	191,822
Andrew Walker	16,060	53,532	107,064
Benjamin Adams	17,398	57,993	115,986
Giovanni Angelini	11,242	37,473	74,946
Jean Claude Farah*	14,052	46,841	93,682

* In connection with Mr. Farah's separation from the Company and in accordance with the underlying award agreement, Mr. Farah will be eligible to receive prorated vesting of his 2023 PSU award based upon his period of service during the vesting period and actual performance during the performance period (resulting in a threshold, target, and maximum award opportunity of 4,770 units, 15,899 units, and 31,798 units, respectively).

Annual RSU Awards. Service-vesting RSUs are granted to our NEOs to support retention and alignment of our NEOs' interests with the interests of our stockholders. The 2023 annual RSU grants vest in one-third annual increments, subject to the NEO's continued service or as otherwise provided for under the Company's Executive Severance Policy or the Long-Term Incentive Plan and related award agreement.

The following table sets forth each NEO's 2023 annual RSU grant:

EXECUTIVE	ANNUAL RSU GRANT (#)
Devin McGranahan	143,181
Matt Cagwin	63,941
Andrew Walker	35,688
Benjamin Adams	38,662
Giovanni Angelini	24,982
Jean Claude Farah*	31,227

* In connection with Mr. Farah's separation from the Company and in accordance with the underlying award agreement, Mr. Farah received prorated vesting of his 2023 RSU award based upon his period of service during the vesting period.

Stock Option Award. With respect to Mr. McGranahan, stock options were granted to further emphasize the achievement of long-term objectives and encourage long-term value creation as the stock options will have value to Mr. McGranahan only if the Company's stock price appreciates from the date of grant. The stock options have a 10-year term and vest in 25% annual increments over four years, subject to Mr. McGranahan's continued service or as otherwise provided for under the Company's Executive Severance Policy or the Long-Term Incentive Plan and related award agreement. For 2023, Mr. McGranahan received a stock option award representing the right to purchase 909,091 shares of the Company's common stock, subject to the satisfaction of the underlying service-based vesting conditions.

2021 PSU Awards. Under the terms of the 2021 PSUs, 2023 represented the final year of the three-year performance period for the 2021 Financial PSUs and the 2021 TSR PSUs. The 2021 Financial PSU awards were scheduled to vest based on performance metrics relating to a targeted constant currency growth rate for revenue, excluding the impact of Argentina inflation, and operating margin (each weighted 50%), measured annually during each year of the three-year performance period, with each performance year equally weighted. The 2021 TSR PSUs had performance and payouts determined based on performance over the three-year cumulative performance period ending December 31, 2023.

The 2021 Financial PSU and 2021 TSR PSU performance objectives and the achievement levels are set forth in the tables below. While the performance periods for the 2021 PSUs concluded as of December 31, 2023, these awards remained subject to service-based vesting conditions until the third anniversary of the grant date (February 2024). Pursuant to the terms of the underlying award agreements and consistent with the adjustment methodology used in prior years, the Compensation Committee excluded from the 2021 Financial PSU payout calculations costs incurred in connection with the Company's acquisition and divestiture activity from 2021 through 2023. Exclusions in 2022 also included the impact of Business Solutions operating results, severance and other expenses from our operating expense redeployment program, Russia/Belarus exit costs and the impact of Russia/Belarus operating results. Exclusions in 2023 included: the impact of Business Solutions operating results and severance and other expenses from our operating expense redeployment program.

2021 FINANCIAL PSUs
(PERFORMANCE PERIOD 2021-2023)

PERFORMANCE OBJECTIVES*	TARGET PERFORMANCE GOALS	ACTUAL PERFORMANCE**
Revenue growth (comparing 2021 adjusted performance against 2020 adjusted performance) and operating margin (each weighted 50%)	Revenue growth rate: 6.6% - 7.3% Operating margin: 21.4% - 21.6%	Revenue growth rate: 3.7% Operating margin: 22.5%
Revenue growth (comparing 2022 adjusted performance against 2021 adjusted performance) and operating margin (each weighted 50%)	Revenue growth rate: 4.9% Operating margin: 22.6%	Revenue growth rate: Below threshold Operating margin: 22.0%
Revenue growth (comparing 2023 adjusted performance against 2022 adjusted performance) and operating margin (each weighted 50%)	Revenue growth rate: 5.6% Operating margin: 22.9%	Revenue growth rate: Below threshold Operating margin: Below threshold
		Overall Attainment Level 52%

*   Each year equally weighted at 33.3% in determining the overall attainment level.

**   At constant currency, calculated assuming no changes in the currency exchange rates from the prior year's currency exchange rates.

2021 TSR PSUs
(PERFORMANCE PERIOD 2021-2023)

PERFORMANCE OBJECTIVE	PERFORMANCE GOALS			ACTUAL PERFORMANCE
	THRESHOLD	TARGET	MAXIMUM	
TSR relative to S&P 500 Index*	30th percentile	60th percentile	90th percentile	6th percentile
				Overall Attainment Level 0%

*   Relative TSR performance for purposes of the 2021 TSR PSUs was calculated based on the terms of the 2021 TSR PSU award agreement, which requires using a beginning stock price calculated as the average company closing stock price for all trading days during December 2020 and an ending stock price calculated as the average company closing stock price for all trading days during December 2023. In determining the TSR for the companies in the S&P 500 Index, the S&P companies comprising the S&P 500 Index on December 31, 2023 were used.

Based on performance over the three-year performance period, as described above, the 2021 PSUs vested as follows for each of the participating NEOs:

EXECUTIVE*	2021 TARGET FINANCIAL PSUs (#)	2021 EARNED FINANCIAL PSUs (#)	2021 TARGET TSR PSUs (#)	2021 EARNED TSR PSUs (#)
Giovanni Angelini	14,547	7,565	N/A	N/A
Jean Claude Farah*	31,915	16,596	12,127	—

* Messrs. McGranahan, Cagwin, Walker, and Adams commenced employment with the Company following the commencement of the performance period and, accordingly, did not receive 2021 PSUs.

2022 PSU Awards. Under the terms of the 2022 PSUs, 2023 represented the second year of the three-year performance period. The 2022 PSUs are scheduled to vest based on performance against revenue growth goals, measured on a constant currency basis and excluding the impact of Argentina inflation and Business Solutions results, with a +/- TSR payout modifier for TSR relative to the S&P 500 Index and subject to a maximum payout of 200% of target. Based on 2023 performance, the Company experienced a decrease in revenue of (2.6)%, resulting in 92% of the portion of the 2022 PSUs attributable to the second year of the three-year performance period eligible for vesting based on the NEO's continued service through February 2025. As previously disclosed in the Company's Proxy Statement filed with the Securities and Exchange Commission on March 28, 2023, the Company's revenue performance in 2022 resulted in 0% of the portion of the 2022 PSUs attributable to the first year of the three-year performance period being eligible for vesting.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we provide the benefits listed in the following table to our U.S.-based employees:

BENEFIT OR PERQUISITE	NAMED EXECUTIVE OFFICERS	OTHER OFFICERS AND KEY EMPLOYEES	ALL FULL-TIME AND REGULAR PART-TIME EMPLOYEES
401(k) Plan	✔	✔	✔
Supplemental Incentive Savings Plan (a nonqualified defined contribution plan)	✔	✔	
Severance and Change-in-Control Benefits (Double-Trigger)	✔	✔	✔
Health and Welfare Benefits	✔	✔	✔
Limited Perquisites	✔	✔	

Severance and Change-in-Control Benefits. The Company has an Executive Severance Policy for our executive officers. The Executive Severance Policy helps accomplish the Company's compensation philosophy of attracting and retaining exemplary talent. The Compensation Committee believes it is appropriate to provide executives with the rewards and protections afforded by the Executive Severance Policy. This policy reduces the need to negotiate individual severance arrangements with departing executives and protects our executives from termination for circumstances not of their doing. The committee also believes the Executive Severance Policy promotes management independence and helps retain, stabilize, and focus the executive officers in the event of a change-in-control. In the event of a change-in-control, the Executive Severance Policy's severance benefits are payable only upon a "double trigger." This means that severance benefits are triggered only when an eligible executive is involuntarily terminated (other than for cause, death, or disability), or terminates his or her own employment voluntarily for "good reason" (including a material reduction in title or position, reduction in base salary or bonus opportunity or an increase in the executive's commute to his or her current principal working location of more than 50 miles without consent) within 24 months after the date of a change-in-control. Severance benefits under this policy are conditioned upon the executive executing an agreement and release that includes, among other things, non-solicitation and non-competition restrictive covenants and a release of claims against the Company.

The Executive Severance Policy was amended and restated in February 2023 to make various modifications to the plan, including modifications to align with market practices, as well as to eliminate the legacy tax gross-up provision with respect to change-in-control benefits, a provision which no longer had any operative effect at the time of amendment. Accordingly, no executive officer of the Company is eligible for excise tax gross-up payments under the Executive Severance Policy or otherwise.

As noted below, Mr. Farah was subject to an employment agreement, which is a customary practice for executives located in the United Arab Emirates ("UAE"). Under the terms of Mr. Farah's employment agreement, he was required to receive three months' notice of involuntary termination of employment or, in lieu of such notice, three months of pay. In addition, Mr. Farah was also eligible for statutory end of service gratuity/severance amounts in accordance with local law, with any statutory payments to reduce any amounts payable to Mr. Farah under the Executive Severance Policy. In connection with his involuntary termination of employment, Mr. Farah became eligible for benefits under the Executive Severance Policy as well as statutory end of service gratuity/severance in accordance with local law. Because the statutory severance amounts exceeded the amounts due to Mr. Farah under the Executive Severance Policy, Mr. Farah received his statutory severance amounts in lieu of the cash severance under the Executive Severance Policy. Our executive officers are also entitled to severance amounts if required to comply with local law, with the amounts paid under local law coordinated with and offsetting any amounts payable under the Executive Severance Policy.

Please see the "*Executive Compensation—Potential Payments Upon Termination or Change-in-Control*" section of this Proxy Statement for further information regarding the Executive Severance Policy, including the treatment of awards upon qualifying termination events or a change-in-control, as well as the amounts to be received by Mr. Farah in connection with his separation.

Employment Arrangements. The Company generally executes an offer of employment before an executive joins the Company. This offer describes the basic terms of the executive's employment, including his or her start date, starting salary, annual incentive target and long-term incentive award target. The terms of the executive's employment are based thereafter on sustained good performance rather than contractual terms, and the Company's policies, such as the Executive Severance Policy, will apply as warranted.

Under certain circumstances, the Compensation Committee recognizes that special arrangements with respect to an executive's employment may be necessary or desirable. For example, Mr. Farah and a subsidiary of the Company entered into an employment contract in June 2008 with respect to Mr. Farah's employment with the Company and Mr. Angelini and a subsidiary of the Company entered into an employment contract in December 2020 with respect to Mr. Angelini's employment with the Company. Employment contracts are a competitive market practice in the UAE where Mr. Farah resides and in Italy where Mr. Angelini resides, and the Compensation Committee believes the terms of these contracts were consistent with those for similarly situated executives in the UAE and Italy. The terms of Messrs. Angelini's and Farah's employment agreements provided for (i) eligibility to participate in an annual incentive program and Long-Term Incentive Plan and (ii) eligibility to participate in retirement, health, and welfare benefit programs on the

same basis as similarly situated employees in their locations. The employment agreements with Messrs. Angelini and Farah also included non-competition, non-solicitation, and confidentiality provisions.

Retirement Savings Plans. The Company executives on U.S. payroll are eligible for retirement benefits through a qualified defined contribution 401(k) plan, the Incentive Savings Plan, and a nonqualified defined contribution plan, the Supplemental Incentive Savings Plan ("SISP"). The SISP provides a vehicle for additional deferred compensation with contributions from the Company. We maintain the Incentive Savings Plan and the SISP to encourage our employees to save some percentage of their cash compensation for their eventual retirement. The Compensation Committee believes that these types of savings plans are consistent with competitive pay practices, and are an important element in attracting and retaining talent in a competitive market. Please see the 2023 Nonqualified Deferred Compensation Table in the "Executive Compensation" section of this Proxy Statement for further information regarding the Company's retirement savings plans.

Retention Arrangement. In 2023, the Compensation Committee granted Mr. Angelini a cash retention award of $100,000. The first installment of $50,000 was paid in May 2023 and the second installment was paid in January 2024. This retention award was provided to incentivize Mr. Angelini to remain with the Company, particularly during a period of leadership transition.

Benefits and Perquisites. The Company's global benefit philosophy for employees, including executives, is to provide a package of benefits consistent with local practices and competitive within individual markets. While employed with the Company, each of our NEOs participates in the health and welfare benefit plans and fringe benefit programs generally available to all other Company employees in the individual market in which they are located. For example, Mr. Farah resides in the UAE where it is customary to provide certain fringe benefits, including annual housing, education, transportation, health and wellness and technology allowances.

The Company provided its NEOs with limited, yet competitive perquisites and other personal benefits that the Compensation Committee believes are consistent with the Company's philosophy of attracting and retaining exemplary executive talent and, in some cases, such as the annual physical examination, the Company provides such personal benefits because the Compensation Committee believes they are in the interests of the Company and its stockholders. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to NEOs.

Based on a comprehensive security assessment conducted by an independent security firm, the Board of Directors advised Mr. McGranahan to utilize the Company's leased aircraft for personal travel at the Company's expense. The Company

believes that the costs of this aircraft use are appropriate and necessary based on its security assessment. Occasionally, Mr. McGranahan's spouse or other guests accompanied him on corporate aircraft when the aircraft was already scheduled for business purposes and could accommodate additional passengers. In certain of those cases, there was no additional aggregate incremental cost to the Company and, as a result, no amount is reflected with respect to those cases in the "2023 All Other Compensation Table." Also, in connection with the Company's sponsorship of certain events and partnerships with various organizations and venues, certain perquisites, including tickets and parking access, were made available to officers and employees of the Company, including Mr. McGranahan and the other NEOs. These perquisites had no additional aggregate incremental cost to the Company, and therefore, no amount is reflected in the "2023 All Other Compensation Table."

Stock Ownership Guidelines

To align our executives' interests with those of our stockholders and to assure that our executives own meaningful levels of Company stock throughout their tenures with the Company, the Compensation Committee established stock ownership guidelines that require each of the NEOs to own shares of the Company's common stock worth a specified multiple of base salary. Under the stock ownership guidelines, the executives must retain, until the required ownership guideline levels have been achieved and thereafter if required to maintain the required ownership levels, at least 50% of after-tax shares resulting from the vesting of RSUs, including PSUs. The chart below shows the salary multiple guidelines and the equity holdings that count towards the requirement as of the Record Date. Each NEO is progressing towards meeting the NEO's respective ownership guideline.

EXECUTIVE	GUIDELINE	STATUS
Devin McGranahan	6x salary	Must hold 50% of after-tax shares until guideline is met
Matt Cagwin	3x salary	Must hold 50% of after-tax shares until guideline is met
Andrew Walker	3x salary	Must hold 50% of after-tax shares until guideline is met
Benjamin Adams	3x salary	Must hold 50% of after-tax shares until guideline is met
Giovanni Angelini	3x salary	Must hold 50% of after-tax shares until guideline is met

WHAT COUNTS TOWARD THE GUIDELINE	WHAT DOES NOT COUNT TOWARD THE GUIDELINE
✔ Company securities owned personally	✘ Stock options
✔ Shares held in any Company benefit plan	✘ PSUs
✔ After-tax value of service-based restricted stock awards and RSUs	

Grant Timing Practice

The Compensation Committee and senior management monitor the Company's equity grant practices to evaluate whether such policies comply with governing regulations and are consistent with good corporate practices. When making regular annual equity grants, the Compensation Committee's practice is to approve them at its meeting in February of each year as part of the annual compensation review and after results for the preceding fiscal year become available. In addition, the Compensation Committee may make grants at any time during the year it deems appropriate, including with respect to new hires or transitions.

Prohibition Against Pledging and Hedging of the Company's Securities

The Company's insider trading policy prohibits the Company's executive officers and directors from pledging the Company's securities, and prohibits all Company employees, including executive officers, and directors from engaging in hedging or short-term speculative trading of the Company's securities, including, without limitation, short sales or put or call options involving the Company's securities.

Clawback Policies

The Company maintains two clawback policies to which the NEOs are subject. Under the Company's Dodd-Frank Policy, which was adopted effective October 2, 2023 to comply with SEC and NYSE listing rules, the Company is required in certain situations to recoup incentive compensation paid or payable to certain current or former executive officers of the Company, including the NEOs, in the event of an accounting restatement. The Company also maintains the Misconduct Clawback Policy, most recently amended and restated effective as of October 2, 2023, under which the Company may, in its discretion and subject to applicable law, "clawback" incentive compensation (including time-based equity awards) paid to certain officers of the Company if such officer engaged in detrimental conduct, as defined in the clawback policy, or if the executive officer engaged in conduct that is determined to have directly contributed to material compliance failures, including actions that resulted in a financial restatement.

EXECUTIVE COMPENSATION

The following table contains compensation information for our NEOs for the year ended December 31, 2023 and, to the extent required under the SEC executive compensation disclosure rules, the years ended December 31, 2022 and December 31, 2021.

2023 SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($000)[1]	BONUS ($000)[2]	STOCK AWARDS ($000)[3]	OPTION AWARDS ($000)[3]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($000)[4]	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS ($000)	ALL OTHER COMPENSATION ($000)[5]	TOTAL ($000)
Devin McGranahan President and Chief Executive Officer	2023	1,000.0	—	5,033.4	1,900.0	1,870.0	—	163.5	9,966.9
	2022	1,000.0	—	3,407.1	1,600.0	986.0	—	248.6	7,241.7
	2021	17.4	1,000.0	6,500.0	6,600.0	—	—	—	14,117.4
Matt Cagwin Executive Vice President, Chief Financial Officer	2023	525.6	—	1,386.9	—	635.3	—	193.2	2,741.0
	2022	234.5	—	1,091.5	—	56.4	—	118.8	1,501.2
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Andrew Walker Executive Vice President, Chief Operations Officer	2023	550.0	—	876.8	—	490.1	—	21.4	1,938.3
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Benjamin Adams Executive Vice President, Chief Legal Officer	2023	450.0	—	797.6	—	423.2	—	128.7	1,799.5
	2022	262.5	—	1,500.0	—	234.9	—	61.0	2,058.4
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Giovanni Angelini[6] President, Europe & Africa	2023	440.3	50.0	602.8	—	535.2	—	29.7	1,658.0
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jean Claude Farah[6] President, Middle East and Asia Pacific	2023	500.0	—	850.5	—	709.5	—	161.1	2,221.1
	2022	500.0	—	942.5	—	264.0	—	176.0	1,882.5
	2021	500.0	—	1,500.0	—	429.0	—	175.7	2,604.7

Footnotes:

(1)   Except with respect to salary adjustments in connection with promotions (or, in the case of Mr. Angelini, a base salary increase in accordance with the local collective bargaining agreement to which he and similarly situated employees are subject), any salary adjustments are effective as of March of each reporting year. With respect to Mr. Cagwin, this amount also includes the monthly stipend of $6,129 for his service as interim CFO in January.

(2)   The amount reported in this column for Mr. Angelini for 2023 represents the first installment of a cash retention award of $100,000, which was paid in May 2023, with the second installment paid in January 2024 and which will be reflected as 2024 compensation.

(3)   The amounts reported in these columns for 2023 represent equity grants to the NEOs under the Long-Term Incentive Plan. The amounts reported in these columns are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The amounts included in the Stock Awards column for the PSUs granted during 2023 are calculated based on the probable satisfaction of the performance conditions for such awards as of the date of grant. In accordance with FASB ASC Topic 718, the amount reported for 2023 is based on one-third of the full number of shares subject to the 2023 PSUs and 2022 PSUs for which the target financial performance goals were established in 2023. Assuming the highest level of performance is achieved for the 2023 PSUs and 2022 PSUs, the maximum value for

the portion of the 2023 PSUs and 2022 PSUs reflected as 2023 compensation in this column under FASB ASC Topic 718 would be as follows ($000): Mr. McGranahan -$6,266.7; Mr. Cagwin -$1,053.7; Mr. Walker -$793.6; Mr. Adams -$555.2; Mr. Angelini -$533.6; and Mr. Farah -$860.9. Dividend equivalents with respect to the 2023 PSUs and 2023 RSUs will be paid to the extent the underlying PSUs and RSUs are earned. See Note 16 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the years ended December 31, 2023, 2022 and 2021, respectively, for a discussion on the relevant assumptions used in calculating the amounts reported for the applicable year.

(4)   For 2023, the amounts reflect the actual cash bonus received under the Annual Incentive Plan.

(5)   Amounts included in this column for 2023 are set forth by category in the 2023 All Other Compensation Table below.

(6)   For 2023, Mr. Angelini's salary was denominated in U.S. dollars but was paid to or on behalf of Mr. Angelini in euros, based on a conversion rate of 1.1. Mr. Farah's salary was denominated in U.S. dollars but was paid to or on behalf of Mr. Farah in Emirati dirham, based on a conversion rate of 0.272261. Contributions made to the Caisse des Français de l'Etranger (the "CFE Retirement Fund") on behalf of Mr. Farah were denominated in euros and converted to U.S. dollars for disclosure in this Proxy Statement. The conversion rates of 1.086726163, 1.077545676, 1.093810841, and 1.085142548 were applied for quarters one, two, three, and four, respectively.

2023 ALL OTHER COMPENSATION TABLE

NAME	PERQUISITES & OTHER PERSONAL BENEFITS ($000)[1]	TAX REIMBURSEMENTS ($000)[2]	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS ($000)[3]	INSURANCE PREMIUMS ($000)	TOTAL ($000)
Devin McGranahan	81.5	—	79.4	2.6	163.5
Matt Cagwin	102.8	66.5	23.2	0.7	193.2
Andrew Walker	0.1	5.5	13.2	2.6	21.4
Benjamin Adams	77.7	36.7	13.2	1.1	128.7
Giovanni Angelini	21.0	—	—	8.7	29.7
Jean Claude Farah	144.6	—	8.5	8.0	161.1

Footnotes:

(1)   Amounts shown in this column for the NEOs consist of the following ($000):

- For Mr. McGranahan, includes the incremental cost or valuation of personal jet usage ($81.4). Based on a comprehensive security assessment conducted by an independent security firm, the Board advised Mr. McGranahan to utilize the Company's leased aircraft for personal travel at the Company's expense. Those personal travel expenses reported in this column were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid directly to the third-party vendor from which the Company leases corporate aircraft.

- For Mr. Cagwin, the amounts in this column include relocation expense ($87.7), and commuting expense provided by the Company prior to his relocation to the Company's corporate headquarters. The incremental cost associated with the relocation and commuting expenses were valued on the amount reimbursed directly to Mr. Cagwin.

- For Mr. Walker, the amount in this column includes event tickets.

- For Mr. Adams, the amounts in this column include temporary housing expense ($57.1) and commuting expense provided by the Company. The incremental cost associated with the expenses were valued on the amount reimbursed directly to Mr. Adams.

- For Mr. Angelini, the amounts in this column include car allowance.

- For Mr. Farah, the amounts in this column include housing ($108.9), transportation allowances, and education.

(2)   Amounts shown in this column represent tax reimbursements paid to the NEOs with respect to relocation and other expenses.

(3)   Amounts shown in this column represent (i) contributions made by the Company on behalf of each of the NEOs, except for Messrs. Angelini and Farah, to the Company's Incentive Savings Plan and/or the SISP and (ii) contributions made by the Company on behalf of Mr. Farah to the CFE Retirement Fund.

The following table summarizes awards made to our NEOs in 2023.

2023 GRANTS OF PLAN-BASED AWARDS TABLE

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] TARGET ($000)	MAXIMUM ($000)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[3]	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)[4]	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/Sh)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($000)[5]
Devin McGranahan			1,700.0	3,400.0							
	2/24/2023	2/24/2022			25,779	85,929	171,858				1,118.8
	2/23/2023	2/23/2023			42,954	143,181	286,362				2,014.6
	2/23/2023	2/23/2023						143,181			1,900.0
	2/23/2023	2/23/2023							909,091	13.27	1,900.0
Matt Cagwin			525.0	1,050.0							
	2/23/2023	8/1/2022			1,527	5,091	10,182				67.8
	2/22/2023	2/22/2023			9,591	31,971	63,942				459.1
	2/22/2023	2/22/2023						63,941			860.0
Andrew Walker			495.0	990.0							
	2/23/2023	3/16/2022			3,168	10,560	21,120				140.6
	2/22/2023	2/22/2023			5,353	17,844	35,688				256.2
	2/22/2023	2/22/2023						35,688			480.0
Benjamin Adams			405.0	810.0							
	2/22/2023	2/22/2023			5,799	19,331	38,662				277.6
	2/22/2023	2/22/2023						38,662			520.0
Giovanni Angelini			442.3	884.6							
	2/23/2023	2/23/2022			1,970	6,567	13,134				87.4
	2/22/2023	2/22/2023			3,747	12,491	24,982				179.4
	2/22/2023	2/22/2023						24,982			336.0
Jean Claude Farah			550.0	1,100.0							
	2/23/2023	2/23/2022			4,649	15,496	30,992				206.3
	2/22/2023	2/22/2023			4,684	15,614	31,228				224.2
	2/22/2023	2/22/2023						31,227			420.0

Footnotes:

(1)   These amounts consist of the target and maximum cash award levels set in 2023 under the Annual Incentive Plan. The amount actually paid to each NEO is included in the Non-Equity Incentive Plan Compensation column in the 2023 Summary Compensation Table. Please see "Compensation Discussion and Analysis" for further information regarding the Annual Incentive Plan.

(2)   These amounts represent the threshold, target and maximum PSUs granted under the Long-Term Incentive Plan. As noted above, with respect to the 2022 and 2023 PSUs, the Compensation Committee establishes annual performance goals for each year of the three-year performance period at the beginning of each applicable year during the performance period. In accordance with FASB ASC Topic 718, reported in this table is one-third of the full number of shares subject to the 2022 and 2023 PSUs for which target financial performance goals were established in 2023. Accordingly, in accordance with FASB ASC Topic 718, only 143,181 of the 429,541 shares (at target) subject to the 2023 PSU award granted to Mr. McGranahan on February 23, 2023 are reflected in this table, with the remaining shares subject to Mr. McGranahan's 2023 PSU award to be reflected in the 2024 and 2025 Grants of Plan-Based Awards Tables. For further details regarding the 2023 PSUs granted to our NEOs, please see pages 44–48 of this proxy statement. The 2022 PSUs are generally scheduled to vest on February 23, 2025 (or, in the case of Mr. McGranahan, February 24, 2025, and Mr. Cagwin on August 5, 2025), and the 2023 PSUs are generally scheduled to vest on February 22, 2026 (or, in the case of Mr. McGranahan, February 23, 2026), each subject to the achievement of financial performance metrics during 2022 and 2023, respectively, and a payout modifier (ranging from 75% to 125%) for our TSR performance over the three-year performance periods.

Notice of 2024 Annual Meeting of Stockholders and Proxy Statement

To determine vesting level for the 2022 PSUs and 2023 PSUs, financial results for the three-year performance period will be averaged and then multiplied by the TSR payout modifier. In connection with Mr. Farah's departure and in accordance with his underlying award agreement, Mr. Farah will be eligible to receive prorated vesting of his 2023 PSUs based on actual performance results and his period of service during the vesting period. Please see "Compensation Discussion and Analysis" for further information regarding this award. The PSU award includes cash dividend equivalent rights entitling the recipient to cash dividend equivalents for dividends paid with respect to Company common stock subject to the award during the PSU vesting period. The cash dividend equivalents are subject to the same vesting conditions as the underlying PSUs.

(3) These amounts represent RSUs granted under the Long-Term Incentive Plan to the NEOs and which vest in three substantially equal installments on the first, second and third anniversaries of the grant date, provided that the executive is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the Long-Term Incentive Plan or the underlying equity award agreement. In connection with his departure and in accordance with his underlying award agreement, Mr. Farah was eligible to receive prorated vesting of his 2023 RSUs based on his period of service during the vesting period. Please see "Compensation Discussion and Analysis" for further information regarding these RSU grants. Each RSU award includes cash dividend equivalent rights entitling the recipient to cash dividend equivalents for dividends paid with respect to the Company common stock subject to the award during the RSU vesting period. The cash dividend equivalents are subject to the same vesting conditions as the underlying RSUs.

(4) This amount represents stock options granted under the Long-Term Incentive Plan to Mr. McGranahan. These options were granted subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant, in each case, provided that Mr. McGranahan is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the Long-Term Incentive Plan or the underlying equity award agreement. Please see "Compensation Discussion and Analysis" for further information regarding these awards.

(5) The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. In the case of the PSUs, in accordance with FASB ASC Topic 718, the aggregate grant date fair value computed for the 2022 PSUs and 2023 PSUs is based on one-third of the full number of shares subject to the applicable award for which target financial performance goals were established in 2023. The remaining portion of the 2022 PSUs and 2023 PSUs that will be linked to goals for subsequent years will be reported in the Grants of Plan-Based Awards Table for those years in which the goals are established. See Note 16 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of the relevant assumptions used in calculating the amounts.

2023 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	OPTION AWARDS				STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($000)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($000)[1]
Devin McGranahan		909,091[2]	13.27	2/23/2033	143,181[5]	1,706.7		
	115,274	345,822[3]	18.62	2/24/2032	57,287[6]	682.9		
	1,074,919	1,074,919[4]	17.70	12/27/2031			286,362[13]	3,413.4
							171,859[14]	2,048.6
Matt Cagwin					63,941[5]	762.2		
					40,726[9]	485.5		
							63,942[13]	762.2
							10,181[14]	121.4
Andrew Walker					35,688[5]	425.4		
					14,080[7]	167.8		
							35,688[13]	425.4
							21,120[14]	251.8
Benjamin Adams					38,662[5]	460.9		
					55,929[10]	666.7		
							38,662[13]	460.9
Giovanni Angelini					24,982[5]	297.8		
					26,534[8]	316.3		
					8,756[6]	104.4		
					4,849[11]	57.8		
					7,565[12]	90.2		
							24,982[13]	297.8
							13,134[14]	156.6
Jean Claude Farah	44,818		19.27	2/19/2025	31,227[5]	372.2		
	10,127		15.99	2/20/2024	20,662[6]	246.3		
					19,149[11]	228.3		
					16,596[12]	197.8		
							31,228[13]	372.2
							30,992[14]	369.4

Footnotes:

(1) The market value of shares or units of stock that have not vested reflects the closing stock price of $11.92 per share on December 29, 2023.

(2) These options were awarded on February 23, 2023, subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the Long-Term Incentive Plan or the equity award agreement.

(3) These options were awarded on February 24, 2022, subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the Long-Term Incentive Plan or the equity award agreement.

(4) These options were awarded on December 27, 2021, subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the Long-Term Incentive Plan or the equity award agreement.

(5) Represents RSUs that are scheduled to vest in three substantially equal installments on the first, second and third anniversaries of the grant date commencing on February 22, 2023 (or, in the case of Mr. McGranahan, February 23, 2023); provided that the executive is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the Long-Term Incentive Plan or the equity award agreement. In connection with Mr. Farah's separation from the Company, Mr. Farah received prorated vesting of his 2023 RSU award in accordance with the terms of his underlying award agreement.

(6) Represents RSUs that are scheduled to vest in three substantially equal installments on the first, second and third anniversaries of the grant date commencing on February 23, 2022 (or, in the case of Mr. McGranahan, February 24, 2022); provided that the executive is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the Long-Term Incentive Plan or the equity award agreement. In connection with Mr. Farah's separation from the Company, Mr. Farah received prorated vesting of his 2022 RSU award in accordance with the terms of his underlying award agreement.

(7) Represents RSUs that were awarded on April 18, 2022, which vest in three substantially equal installments on the first, second and third anniversaries of the grant date; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Long-Term Incentive Plan or the equity award agreement.

(8) Represents RSUs that were awarded on May 6, 2022, which vest on the second anniversary of the grant date; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Long-Term Incentive Plan or the equity award agreement.

(9) Represents RSUs that were awarded on August 5, 2022, which vest in three substantially equal installments on the first, second and third anniversaries of the grant date; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Long-Term Incentive Plan or the equity award agreement.

(10) Represents RSUs that were awarded on June 1, 2022, which vest in three substantially equal installments on the first, second and third anniversaries of the grant date; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the Long-Term Incentive Plan or the equity award agreement.

(11) Represents RSUs that vested on February 18, 2024.

(12) Represents PSUs that vested on February 18, 2024 based on the Company's revenue and operating margin performance, measured annually during the 2021-2023 performance period.

(13) Based on financial performance target attainment through 2023, the first tranche of the PSUs granted in 2023 which are scheduled to vest on February 22, 2026 (or, in the case of Mr. McGranahan, February 23, 2026) are reported based on the achievement of the maximum performance level. Additionally, excluded from this table are 286,360, 63,940, 35,688, 38,662, 24,982 and 31,227 PSUs (at target) for Mr. McGranahan, Mr. Cagwin, Mr. Walker, Mr. Adams, Mr. Angelini, and Mr. Farah respectively, with respect to the portion of the 2023 PSUs associated with performance goals to be established in 2024 and 2025. To determine vesting level for the 2023 PSUs, results for the three-year performance period will be averaged and then multiplied by the TSR payout modifier. In connection with his separation from the Company, Mr. Farah's 2023 PSUs will vest on a prorated basis based upon his period of service during the vesting period and actual performance during the performance period.

(14) Based on financial performance target attainment through 2023, the first and second tranches of the PSUs granted in 2022 which are scheduled to vest on February 23, 2025 (or, in the case of Mr. McGranahan, February 24, 2025, and Mr. Cagwin on August 5, 2025) are reported based on the achievement of the 100% performance level. Additionally, excluded from this table are 85,929, 5,091, 10,560, 6,567 and 15,496 PSUs (at target) for Mr. McGranahan, Mr. Cagwin, Mr. Walker, Mr. Angelini, and Mr. Farah, respectively, with respect to the portion of the 2022 PSUs associated with performance goals to be established in 2024. To determine the vesting level for the 2022 PSUs, results for the three-year performance period will be averaged and then multiplied by the TSR payout modifier. In connection with his separation from the Company, Mr. Farah's 2022 PSUs will vest on a prorated basis based upon his period of service during the vesting period and actual performance during the performance period.

The following table provides information concerning the exercise of stock options and vesting of stock awards during 2023 for each of the NEOs.

2023 OPTION EXERCISES AND STOCK VESTED TABLE

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($000)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($000)
Devin McGranahan	—	—	212,259	2,976.8
Matt Cagwin	—	—	20,362	243.1
Andrew Walker	—	—	7,040	77.7
Benjamin Adams	—	—	27,964	322.7
Giovanni Angelini	—	—	27,750	372.9
Jean Claude Farah	—	—	29,152	394.8

The following table provides information regarding compensation that has been deferred by our NEOs pursuant to the terms of our SISP.

2023 NONQUALIFIED DEFERRED COMPENSATION TABLE

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($000)[1]	REGISTRANT CONTRIBUTIONS IN LAST FY ($000)[2]	AGGREGATE EARNINGS/ (LOSS) IN LAST FY ($000)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($000)	AGGREGATE BALANCE AT LAST FYE ($000)[3]
Devin McGranahan	148.6	66.2	82.3	—	449.1
Matt Cagwin	173.7	10.0	32.0	—	271.8
Andrew Walker	—	—	—	—	—
Benjamin Adams	—	—	—	—	—
Giovanni Angelini	—	—	—	—	—
Jean Claude Farah	—	—	—	—	—

Footnotes:

(1) These amounts represent deferrals of the NEO's salary and compensation received under the Annual Incentive Plan and are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the 2023 Summary Compensation Table.

(2) These amounts are included in the "All Other Compensation" column in the 2023 Summary Compensation Table.

(3) Amounts in this column include the following amounts that were previously reported in the Summary Compensation Table as compensation for 2022 (in $000): Mr. McGranahan — $90.0; Mr. Cagwin — $56.4.

INCENTIVE SAVINGS PLAN

We maintain a defined contribution retirement plan (the "Incentive Savings Plan" or "ISP") for our employees on United States payroll, including each of our NEOs other than Messrs. Angelini and Farah. The ISP is structured with the intention of qualifying under Section 401(a) of the Internal Revenue Code. Under the ISP, participants are permitted to make contributions up to the maximum allowable amount under the Internal Revenue Code. For 2023, each participating NEO was eligible to receive a Company contribution equal to 4% of his or her eligible compensation. During 2023, Mr. Farah participated in the CFE Retirement Fund, which provides for continued coverage under the French State Social Security System for French citizens who work outside of France. On behalf of the employee, the CFE Retirement Fund contributes to the National Retirement Insurance Fund ("CNAV") allowing the employee to receive pension benefits from the CNAV upon retirement.

SUPPLEMENTAL INCENTIVE SAVINGS PLAN

We maintain a nonqualified supplemental incentive savings plan, the SISP, for certain of our employees on U.S. payroll, including each of our NEOs other than Messrs. Angelini and Farah. Under the SISP, participants may defer up to 80% of their salaries, including commissions and incentive compensation (other than annual bonuses), and may make a separate election to defer up to 80% of any annual bonuses and up to 100% of any performance-based cash awards they may earn. The SISP also provides participants the opportunity to receive credits for matching contributions equal to the difference between the Company contributions that a participant could receive under the ISP but for the contribution and compensation limitations imposed by the Internal Revenue Code, and the Company contributions allowable to the participant under the ISP. Participants are generally permitted to choose from among the mutual funds available for investment under the ISP for purposes of determining the imputed earnings, gains, and losses applicable to their SISP accounts. The SISP is unfunded. Participants may specify the timing of the payment of their accounts by choosing either a specified payment date or electing payment upon separation from service (or a date up to five years following separation from service), and in either case may elect to receive their accounts in a lump sum or in annual or quarterly installments over a period of up to ten years. With respect to each year's contributions and imputed earnings, the participant may make a separate distribution election. Subject to the requirements of Section 409A of the Internal Revenue Code, applicable Internal Revenue Service guidance, and the terms of the SISP, participants may receive an early payment in the event of a severe financial hardship and may make an election to delay the timing of their scheduled payment by a minimum of five years.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

EXECUTIVE SEVERANCE POLICY

In 2023, we maintained the Executive Severance Policy for the payment of certain benefits to senior executives, including each of our NEOs upon termination of employment from the Company and upon a change in control of the Company. As noted above under "Other Elements of Compensation - Severance and Change-in-Control Benefits," the Executive Severance Policy was amended and restated in February 2023 to make various modifications to the plan, including modifications to align with market practices, as well as to eliminate legacy tax gross-up provisions with respect to change-in-control benefits. Under the Executive Severance Policy, an eligible executive will become eligible for benefits if (i) prior to a change-in-control or more than 24 months following a change-in-control, he or she is involuntarily terminated by the Company other than on account of death or disability or for cause, or (ii) on or within 24 months after a change-in-control, he or she is involuntarily terminated by the Company other than on account of death or disability or for cause, or he or she terminates employment voluntarily for "good reason" (which may arise from a material reduction in title or position, reduction in base salary or bonus

opportunity or an increase in the executive's commute to his or her current principal working location of more than 50 miles without consent). Under the Executive Severance Policy, a change-in-control is generally defined to include:

- The acquisition by a person or entity of 35% or more of either the outstanding shares of the Company or the combined voting power of such shares, with certain exceptions;

- An unapproved change in a majority of the Board members within a 24-month period; and

- Certain corporate restructurings, including certain mergers, dissolution and liquidation.

The Executive Severance Policy provided for the following severance and change-in-control benefits as of December 31, 2023:

- A lump sum severance payment equal to the eligible executive's base salary as of their termination date (or, if applicable, the base salary in effect prior to a reduction under circumstances constituting good reason) multiplied by 1.0 (or, in the case of the CEO, 1.5), provided that in the case of an eligible executive who, as of their termination date, has been employed by the Company for six months or less, the amount of severance pay otherwise payable to such individual will be reduced to an amount equal to 0.5 multiplied by the eligible executive's base severance pay. However, in the event of a change-in-control termination, the eligible executive will be entitled to receive an amount equal to 2.0 multiplied by the sum of the eligible executive's base salary plus the eligible executive's target bonus for the year in which the termination date occurs.

- A cash payment equal to the bonus which would have been paid to the eligible executive under the Annual Incentive Plan for the year in which the termination occurs, based on actual performance during such year and prorated based on number of days the eligible executive was employed during such year. No bonus will be payable unless the Compensation Committee certifies that the performance goals under the Annual Incentive Plan have been achieved for the year in which the termination occurs (except for eligible terminations following a change-in-control).

- A lump sum payment for medical and dental coverage equal to: (i) up to $18,000 for the CEO; (ii) up to $12,000 for all other eligible executives if they have been employed for more than six months; and (iii) up to $6,000 for all other eligible executives if they have been employed by the Company for six months or less.

- Outplacement benefits.

- Subject to any more favorable treatment set forth in an award agreement, with respect to awards made pursuant to the Long-Term Incentive Plan, if an eligible executive is involuntarily terminated without cause and no change-in-control has occurred, awards granted pursuant to our Long-Term Incentive Plan generally will vest on a prorated basis based on the period served during the vesting period

and, in the case of performance-based awards, based on actual performance, and stock options will remain exercisable until the end of severance period under the Executive Severance Policy, but not beyond the applicable expiration date for the stock options.

- With respect to awards made pursuant to the Long-Term Incentive Plan, if an eligible executive experiences a qualifying termination of employment during the 24 month period following a change-in-control, then all time-vested awards will become fully vested and exercisable as of such termination date, and all performance-vested awards will become fully vested and exercisable effective as of the termination date based on the greater of target or actual performance (as estimated based on performance through the termination date).

- Any benefits triggered by a change-in-control are subject to an automatic reduction to avoid the imposition of excise taxes under Section 4999 of the Internal Revenue Code in the event such reduction would result in a better after-tax result for the executive.

The provision of severance benefits under the Executive Severance Policy is conditioned upon the executive executing an agreement and release which includes, among other things, non-competition and non-solicitation restrictive covenants, as well as a release of claims against the Company. These restrictive covenants vary in duration, but generally do not exceed two years.

As discussed in the "Compensation Discussion and Analysis," Mr. Farah ceased serving as President, Middle East & Asia Pacific, effective as of December 1, 2023, but remained with the Company as a non-executive employee through February 29, 2024 to assist with the transition of his job duties. Upon his departure in February 2024, Mr. Farah (i) became eligible for benefits under the Executive Severance Policy for an involuntary termination other than for death, disability, or cause, and (ii) entered into a Release and Waiver Agreement to memorialize his entitlement to benefits under his employment contract and the Executive Severance Policy as a result of his termination of employment by the Company. Under the terms of the Release and Waiver Agreement, Mr. Farah became eligible to receive statutory end of service gratuity/severance amounts in accordance with local law equal to $971,575. Because the statutory severance amounts exceeded the cash severance under the Executive Severance Policy, Mr. Farah did not receive cash severance under the Executive Severance Policy. In addition, in light of his continued service through February 29, 2024, under the terms of Mr. Farah's Release and Waiver Agreement, Mr. Farah received a bonus payment equal to $709,500 with respect to the 2023 Annual Incentive Plan. Due to his satisfaction of the age and service requirements under his outstanding equity award agreements, Mr. Farah became eligible for retirement vesting in accordance with the terms of these agreements (estimated value $565,723 based on the closing stock price on December 29, 2023 of $11.92 per share and assuming target payout for the PSUs).

Additionally, as noted earlier, Mr. Angelini is subject to an employment agreement. Under the terms of this agreement, upon an involuntary termination of employment, Mr. Angelini is required to receive any notice period required by applicable law or by the provisions of the National Collective Bargaining for executives of the Trade Sector in Italy or, to the extent permissible, to receive an indemnity in lieu of notice. Mr. Angelini's employment agreement further provides that in the event of his termination of employment, then for six months following this termination, he will be entitled to receive an indemnity equal to 30% of one month of base salary per month, provided that he complies with certain non-competition covenants set forth in his employment agreement during this period. Thirty percent (30%) of this indemnity is payable upon Mr. Angelini's termination of employment, with the remainder payable upon the expiration of the six-month period.

For each of the NEOs serving as executive officers as of December 31, 2023, we have quantified the potential payments upon termination under various termination circumstances in the tables set forth below. These tables assume that the covered termination took place on December 31, 2023. As of December 31, 2023, none of our continuing NEOs were eligible for retirement vesting.

PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL TABLES

TERMINATION FOLLOWING A CHANGE-IN-CONTROL[1]

| NAME | SEVERANCE ($000)[2] | WELFARE BENEFITS ($000)[3] | LONG-TERM INCENTIVES[4] | | | DEU ACCRUAL ($000) | TOTAL ($000) |
			STOCK OPTIONS ($000)	PSUs ($000)	RSUs ($000)		
Devin McGranahan	7,270.0	18.0	—	8,192.9	2,389.6	1,130.7	19,001.2
Matt Cagwin	2,157.8	6.0	—	1,325.3	1,247.7	679.9	5,416.7
Andrew Walker	2,277.0	12.0	—	1,015.7	593.2	158.7	4,056.6
Benjamin Adams	1,774.1	12.0	—	691.3	1,127.6	121.7	3,726.7
Giovanni Angelini	2,304.4	—	—	771.7	776.3	190.3	4,042.7

INVOLUNTARY TERMINATION OTHER THAN FOR DEATH, DISABILITY, OR CAUSE

| NAME | SEVERANCE ($000)[2] | WELFARE BENEFITS ($000)[3] | LONG-TERM INCENTIVES[4] | | | DEU ACCRUAL ($000) | TOTAL ($000) |
			STOCK OPTIONS ($000)	PSUs ($000)	RSUs ($000)		
Devin McGranahan	5,920.0	18.0	—	1,892.5	289.4	344.1	8,464.0
Matt Cagwin	1,685.3	6.0	—	85.2	98.1	21.7	1,896.3
Andrew Walker	1,535.1	12.0	—	214.3	59.0	37.7	1,858.1
Benjamin Adams	1,278.2	12.0	—	—	194.0	26.8	1,511.0
Giovanni Angelini	1,419.8	—	—	310.6	355.8	116.9	2,203.1

DEATH OR DISABILITY

| NAME | SEVERANCE ($000) | WELFARE BENEFITS ($000) | LONG-TERM INCENTIVES[4] | | | DEU ACCRUAL ($000) | TOTAL ($000) |
			STOCK OPTIONS ($000)	PSUs ($000)	RSUs ($000)		
Devin McGranahan	—	—	—	8,192.9	2,389.6	1,130.7	11,713.2
Matt Cagwin	—	—	—	1,325.3	1,247.7	679.9	3,252.9
Andrew Walker	—	—	—	1,015.7	593.2	158.7	1,767.6
Benjamin Adams	—	—	—	691.3	1,127.6	121.7	1,940.6
Giovanni Angelini	—	—	—	771.7	776.3	190.3	1,738.3

Footnotes:

(1) Under the Executive Severance Policy, an eligible executive will become entitled to severance benefits if he or she is involuntarily terminated by the Company other than on account of death or disability or for cause, or he or she terminates employment voluntarily for good reason within 24 months after the date of the change-in-control.

(2) In accordance with the Executive Severance Policy, amounts in this column represent severance payments equal to (i) in the case of a qualifying termination where no change-in-control has occurred, the NEO's base salary as of December 31, 2023 multiplied by 1.0 (or, in the case of Mr. McGranahan, 1.5), plus a prorated portion of the NEO's bonus for 2023 based on actual performance, and (ii) in the case of a qualifying termination during the 24 month period following a change-in-control, a multiple of 2.0 times the sum of the NEO's base salary as of December 31, 2023 and the NEO's target bonus for 2023, plus a prorated portion of the NEO's bonus for 2023 based on actual performance. This amount also includes, for Mr. Angelini, an amount equal to 15% of Mr. Angelini's base salary as of December 31, 2023, representing the amount to which he would be entitled for complying with the non-competition covenants under his employment agreement for six months following his termination of employment.

(3) Amounts in this column represent a lump sum cash payment for each of the NEOs based upon the health and dental coverage in which each such individual was enrolled as of December 31, 2023.

(4) Amounts in these columns reflect the long-term incentive awards to be received upon a termination or a change-in-control calculated in accordance with the Executive Severance Policy and the Long-Term Incentive Plan. In the case of stock grants, the equity value represents the value of the shares determined by multiplying the closing stock price of $11.92 per share on December 29, 2023 by the number of unvested RSUs or, in the case of PSUs, by the number of shares to be awarded based on target achievement. In the case of option awards, the equity value was determined by multiplying (i) the spread between the exercise price and the closing stock price of $11.92 per share on

December 29, 2023 and (ii) the number of unvested option shares that would vest following a qualifying termination or termination due to death or disability. The calculation with respect to unvested long-term incentive awards reflects the following additional assumptions under the Executive Severance Policy and the Long-Term Incentive Plan:

EVENT	STOCK OPTIONS**	RSUs**	PSUs
Change-in-control and qualifying termination within subsequent 24-month period	Accelerate	Accelerate Accrued dividend equivalents would be distributed on accelerated RSUs.	Accelerated vesting and award is payable to the extent earned based on the greater of (i) target and (ii) actual performance results Accrued dividend equivalents would be distributed on accelerated PSUs (excluding PSUs with vesting based solely on TSR performance and granted prior to 2022).
Change-in-control (without termination of employment)	Vesting continues under normal terms	Vesting continues under normal terms	Vesting continues under normal terms
Involuntary termination without cause (outside the 24-month period following a change-in-control)* *If the NEO would satisfy the age and service requirements for retirement, then the NEO would receive retirement vesting under this termination scenario.	Prorated vesting by grant based on period served during vesting period	Prorated vesting by grant based on period served during vesting period; with respect to awards granted prior to February 22, 2023, if termination occurs prior to the one-year anniversary of the grant date, the awards are forfeited Accrued dividend equivalents would be distributed on accelerated RSUs.	With respect to awards granted prior to February 22, 2023, prorated vesting by grant based on actual performance results and period served during vesting period; if termination occurs prior to the one-year anniversary of the grant date, the awards are forfeited. With respect to awards granted on or after February 22, 2023, prorated vesting calculated on a grant-by-grant basis in accordance with the applicable award agreement. Accrued dividend equivalents would be distributed on accelerated PSUs (excluding PSUs with vesting based solely on TSR performance and granted prior to 2022).
Death or disability	Accelerate	Accelerate Accrued dividend equivalents would be distributed on accelerated RSUs.	Accelerated vesting and award is payable to the extent earned based on actual performance results Accrued dividend equivalents would be distributed on accelerated PSUs (excluding PSUs with vesting based solely on TSR performance and granted prior to 2022).
Retirement	Prorated vesting by grant based on period served during vesting period, with an exercise period equal to the earlier of (i) two years post-termination (three years, in the case of the CEO if termination is a severance-eligible event) and (ii) the expiration date	Prorated vesting by grant based on period served during vesting period Accrued dividend equivalents would be distributed on accelerated RSUs.	Prorated vesting by grant based on actual performance results and period served during vesting period Accrued dividend equivalents would be distributed on accelerated PSUs (excluding PSUs with vesting based solely on TSR performance and granted prior to 2022).

** The new hire awards for Mr. McGranahan provide for accelerated vesting in the event of a termination by the Company other than for cause or by Mr. McGranahan for good reason or in the event of a change in control in which the awards are not assumed by the surviving company.

RISK MANAGEMENT AND COMPENSATION

Appropriately incentivizing behaviors which foster the best interests of the Company and its stockholders is an essential part of the compensation-setting process. The Company believes that risk-taking is necessary for continued innovation and growth, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. As part of its compensation setting process, the Company evaluates the merits of its compensation programs through a comprehensive review of its compensation policies and programs to determine whether they encourage unnecessary or inappropriate risk-taking by the Company's executives and employees below the executive level. Based on this review, the Company has concluded that the risks arising from its compensation programs are not reasonably likely to have a material adverse effect on the Company.

Management and the independent compensation consultant review the Company's compensation programs, including the broad-based employee programs and the programs tied to the performance of individual business units. The team maps the level of "enterprise" risk for each business area, as established through the Company's enterprise risk management oversight process, with the level of compensation risk for the associated incentive programs. In developing the risk assessment, the team reviews the compensation programs within each business area for:

- The mix of fixed versus variable pay;
- The performance metrics to which pay is tied;
- Whether the pay opportunity is capped;
- The timing of payout;
- Whether "clawback" adjustments are permitted;

- The use of equity awards; and
- Whether stock ownership guidelines apply.

Annual incentive awards and long-term incentive awards granted to executives are tied primarily to corporate performance goals, including revenue and EPS growth, and strategic performance objectives. The Compensation Committee believes that these metrics encourage performance that supports the business as a whole. The executive annual incentive awards include a maximum payout opportunity equal to 200% of target (inclusive of an additional +/- 25% modifier for participants other than Mr. McGranahan based on individual leadership and impact as measured across areas such as customer focus, ESG and team engagement). Our executives are also expected to meet share ownership guidelines in order to align the executives' interests with those of our stockholders. Further, the Company's Dodd-Frank Policy requires the Company to recover incentive compensation paid to covered officers in the event of a financial restatement and the Company's Misconduct Policy provides that the Company may, in its sole discretion, recoup certain incentive compensation from covered officers in the event the covered officer engages in compliance misconduct or detrimental conduct, which may include actions that resulted in a financial restatement. The Misconduct Policy helps to discourage inappropriate risks, as executives will be held accountable for misconduct which is harmful to the Company's financial and reputational health. In addition, the Misconduct Policy and specific clawback provisions in the Company's annual and long-term incentive award agreements allow the Company to "claw back" executive pay if the executive engages in conduct that is determined to have contributed to material compliance failures, subject to applicable law.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Act, we are providing the following disclosure about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. McGranahan, our CEO.

To understand this disclosure, we think it is important to give context to our operations. As noted above, The Western Union Company provides people and businesses with fast, reliable, and convenient ways to send money and make payments around the world. As a global organization, approximately 85% of our employees are located outside of the United States, with our employees located in more than 50 countries. We strive to create a competitive global compensation program in terms of both the position and the geographic location in which the employee is located. As a result, our compensation program varies amongst each local market, in order to allow us to provide a competitive total rewards package.

Given the leverage of our executive compensation program towards performance-based elements, we expect that our pay ratio disclosure will fluctuate year-to-year based on the Company's performance against the pre-established performance goals.

Ratio

For 2023,

- The median of the annual total compensation of all of our employees, other than Mr. McGranahan, was $29,781.

- Mr. McGranahan's annual total compensation, as reported in the Total column of the 2023 Summary Compensation Table, was $9,966.9 thousand.

- Based on this information, the ratio of the annual total compensation of Mr. McGranahan to the median of the annual total compensation of all employees is estimated to be 335 to 1.

Identification of Median Employee

We selected November 1, 2023 as the date on which to determine our median employee. As of that date, we had approximately 8,900 employees. For purposes of identifying the median employee, we considered the aggregate of the following compensation elements for each of our employees, as compiled from the Company's payroll records:

- Base Salary

- Target Annual Bonus

- Actual Equity Awards

- Target Commissions

We selected the above compensation elements as they represent the Company's principal broad-based compensation elements. In addition, we measured compensation for purposes of determining the median employee using the 12-month period ending December 31, 2023.

Using this methodology, we determined that our median employee was a full-time, salaried employee working in India. For purposes of this disclosure, we converted such employee's compensation from the employee's local currency to U.S. dollars using an exchange rate as of December 31, 2023. In determining the annual total compensation of the 2023 median employee, we calculated such employee's 2023 compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2023 Summary Compensation Table with respect to each of the NEOs.

PAY VERSUS PERFORMANCE

PAY VERSUS PERFORMANCE

YEAR[1]	SUMMARY COMPENSATION TABLE TOTAL FOR MCGRANAHAN ($000)[2]	SUMMARY COMPENSATION TABLE TOTAL FOR ERSEK ($000)[2]	COMPENSATION ACTUALLY PAID TO MCGRANAHAN ($000)[3]	COMPENSATION ACTUALLY PAID TO ERSEK ($000)[3]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOS ($000)[2]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS ($000)[3]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:[4]		NET INCOME ($000,000)	ADJUSTED REVENUE ($000,000)[6]
							TOTAL STOCKHOLDER RETURN ($)	PEER GROUP TOTAL STOCKHOLDER RETURN ($)[5]		
2023	9,966.9	N/A	7,603.1	N/A	2,071.6	2,000.5	55.70	133.20	626.0	4,342
2022	7,241.7	N/A	782.4	N/A	1,975.9	1,109.0	59.44	118.77	910.6	4,512
2021	14,117.4	10,834.6	9,871.5	639.4	3,277.1	1,402.5	72.40	132.75	805.8	5,012
2020	N/A	10,336.4	N/A	(7,515.9)	3,566.7	1,069.0	85.33	98.31	744.3	4,918

(1)   The Principal Executive Officer ("PEO") and NEOs for the applicable years were as follows:

-   2023: Devin McGranahan served as the Company's Chief Executive Officer for the entirety of 2023, and the Company's other NEOs were: Matt Cagwin, Andrew Walker, Benjamin Adams, Giovanni Angelini, and Jean Claude Farah.

-   2022: Devin McGranahan served as the Company's Chief Executive Officer for the entirety of 2022 and the Company's other NEOs were: Matt Cagwin; Jean Claude Farah; Gabriella Fitzgerald; Benjamin Adams; and Raj Agrawal.

-   2021: Devin McGranahan assumed the role of the Company's Chief Executive Officer on December 27, 2021 and Hikmet Ersek served as Chief Executive Officer during 2021 through his December 27, 2021 retirement. The Company's other NEOs for 2021 were: Raj Agrawal; Michelle Swanback; Jean Claude Farah; and Gabriella Fitzgerald.

-   2020: Hikmet Ersek served as the Company's Chief Executive Officer for the entirety of 2020 and the Company's other NEOs for 2020 were: Raj Agrawal; Michelle Swanback; Jean Claude Farah; and Khalid Fellahi.

(2)   Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Messrs. McGranahan and Ersek and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's NEOs for the applicable year other than the PEOs for such years.

(3)   To calculate compensation actually paid ("CAP"), adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Messrs. McGranahan and Ersek and for the average of the other NEOs is set forth following the footnotes to this table.

(4)   Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2019. Historic stock price performance is not necessarily indicative of future stock price performance.

(5)   The TSR Peer Group consists of the Standard & Poor's Composite – 500 Financials Index (the "S&P 500 Financials Index"), an independently prepared index that includes companies in the financial services industry.

(6)   As noted in the "Compensation Discussion and Analysis," for 2023, the Compensation Committee determined that adjusted revenue continues to be viewed as a core driver of the Company's performance and stockholder value creation and, accordingly, was utilized as a component in the Annual Incentive Plan. Total adjusted revenue represents revenue adjusted to exclude Argentina inflation and Business Solutions revenue and is shown on a constant currency basis, calculated assuming no changes in the currency exchange rates from 2022 currency exchange rates.

CAP ADJUSTMENTS

YEAR	SUMMARY COMPENSATION TABLE TOTAL ($000)(a)	MINUS GRANT DATE FAIR VALUE OF STOCK OPTION AND STOCK AWARDS GRANTED IN FISCAL YEAR ($000)(b)	PLUS FAIR VALUE AT FISCAL YEAR-END OF OUTSTANDING AND UNVESTED STOCK OPTION AND STOCK AWARDS GRANTED IN FISCAL YEAR ($000)(c)	PLUS/(MINUS) CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED STOCK OPTION AND STOCK AWARDS GRANTED IN PRIOR FISCAL YEARS ($000)(d)	PLUS FAIR VALUE AT VESTING OF STOCK OPTION AND STOCK AWARDS GRANTED IN FISCAL YEAR THAT VESTED DURING FISCAL YEAR ($000)(e)	PLUS/(MINUS) CHANGE IN FAIR VALUE AS OF VESTING DATE OF STOCK OPTION AND STOCK AWARDS GRANTED IN PRIOR YEARS FOR WHICH APPLICABLE VESTING CONDITIONS WERE SATISFIED DURING FISCAL YEAR ($000)(f)	MINUS FAIR VALUE AS OF PRIOR FISCAL YEAR-END OF STOCK OPTION AND STOCK AWARDS GRANTED IN PRIOR FISCAL YEARS THAT FAILED TO MEET APPLICABLE VESTING CONDITIONS DURING FISCAL YEAR ($000)(g)	PLUS DOLLAR VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON STOCK AWARDS IN FISCAL YEAR AND PRIOR TO VESTING DATE ($000)(h)	EQUALS COMPENSATION ACTUALLY PAID ($000)
Devin McGranahan									
2023	9,966.9	(6,933.4)	6,285.0	(1,164.6)	—	(550.8)	—	—	7,603.1
2022	7,241.7	(5,007.1)	1,723.5	(2,527.5)	—	(648.2)	—	—	782.4
2021	14,117.4	(13,100.0)	8,854.1	—	—	—	—	—	9,871.5
Hikmet Ersek									
2021	10,834.6	(8,200.0)	3,064.3	(5,871.4)	—	811.9	—	—	639.4
2020	10,336.4	(8,200.0)	4,865.4	(13,777.1)	—	(740.6)	—	—	(7,515.9)
Other NEOs (Average)(i)									
2023	2,071.6	(902.9)	899.4	(52.1)	—	(15.5)	—	—	2,000.5
2022	1,975.9	(1,297.4)	572.5	(164.7)	—	22.7	—	—	1,109.0
2021	3,277.1	(2,200.0)	1,115.4	(854.6)	—	64.6	—	—	1,402.5
2020	3,566.7	(2,412.5)	1,670.1	(1,693.2)	—	(62.1)	—	—	1,069.0

(a) Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the Other NEOs, amounts shown represent averages.

(b) Represents the grant date fair value of the stock option and stock awards granted during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(c) Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested option awards and stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(d) Represents the change in fair value during the indicated fiscal year of the outstanding and unvested option awards and stock awards held by the applicable NEO as of the last day of the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(e) Represents the fair value at vesting of the option awards and stock awards that were granted and vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(f) Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award and stock award that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(g) Represents the fair value as of the last day of the prior fiscal year of the option award and stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(h) Represents the dollar value of any dividends or other earnings paid on stock awards in the indicated fiscal year and prior to the vesting date that are not otherwise included in the total compensation for the indicated fiscal year. The Company does not pay dividends or other earnings on unvested stock awards.

(i) See footnote 1 above for the NEOs included in the average for each year.

Relationship Between Pay and Performance

We believe the "Compensation Actually Paid" in each of the years reported above and over the four-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance" as the "Compensation Actually Paid" fluctuated year-over-year, primarily due to the result of our varying levels of achievement against pre-established performance goals under our Annual Incentive Plan and our Long-Term Incentive Plan, including our adjusted revenue performance, and our stock performance.

1 TSR: Company versus Peer Group and CAP

As shown in the chart below, the Company's four-year cumulative TSR for the period of 2020-2023 is less than the four-year cumulative TSR for companies included in our peer group TSR. While the average CAP for the other NEOs is relatively aligned with the Company's TSR, the CAP for the PEO position was impacted by vesting levels for PSUs in 2023. In addition, the CAP for the PEO position was impacted by the new hire grants received by Mr. McGranahan in 2021 in connection with the commencement of his employment and the CAP for Mr. Ersek in 2020 was impacted by the decline in the Company's stock price from December 31, 2019 through December 31, 2020.



COMPENSATION ACTUALLY PAID (CAP) VS WESTERN UNION AND PEER GROUP TSR

Notice of 2024 Annual Meeting of Stockholders and Proxy Statement

2 CAP Versus Adjusted Revenue (Company Selected Measure)

The chart below demonstrates the relationship between CAP amounts for our PEO and each of our NEOs and our adjusted revenue for the applicable fiscal year. Variations in the CAP amounts for our PEO and other NEOs are due in large part to the significant emphasis the Company places on long-term incentives, the value of which fluctuates most significantly based on the vesting level of our PSU awards and changes in stock price over time. As noted in the "Compensation Discussion and Analysis," the Compensation Committee determined that adjusted revenue continues to be viewed as

a core driver of the Company's performance and stockholder value creation and, accordingly, was utilized as a component in both the Annual Incentive Plan and long-term incentive program. While the average CAP for the other NEOs is relatively aligned with the Company's adjusted revenue performance, the CAP for the PEO position was impacted by the vesting levels for PSUs in 2023. In addition, the CAP for the PEO position was impacted by the new hire grants received by Mr. McGranahan in 2021 in connection with the commencement of his employment and the CAP for Mr. Ersek in 2020 was impacted by the decline in the Company's stock price from December 31, 2019 through December 31, 2020.



COMPENSATION ACTUALLY PAID (CAP) VS ADJUSTED REVENUE

3 CAP Versus Net Income

The chart below demonstrates the relationship between CAP amounts for our PEO and our other NEOs and our net income. Net income is not a component of our executive compensation program. Variations in the CAP amounts for our PEO and other NEOs are due in large part to the significant emphasis the Company places on long-term incentives, the value of which fluctuates most significantly based on the vesting level of our PSU awards and changes in stock price over time.



COMPENSATION ACTUALLY PAID (CAP) VS NET INCOME

Performance Measures Used to Link Company Performance and CAP to the NEOs

Below is a list of financial performance measures, which in the Company's assessment represent the most important financial performance measures used by the Company to link CAP to the NEOs for 2023 to Company performance. As noted in the "Compensation Discussion and Analysis," the Company used both financial and non-financial performance measures in order to link compensation paid to NEOs to Company performance in 2023. To measure individual performance against key objectives for the Company as well as the executive's success in fulfilling the executive's responsibilities, the total payout under the Annual Incentive Plan for the participating NEOs other than Mr. McGranahan in 2023 was subject to a +/- 25% modifier based on the Compensation Committee's assessment versus non-financial performance metrics relating to leadership, ESG and customer focus. These goals were included in the Annual Incentive Plan design to reinforce these objectives as priorities throughout the organization. Please see the "Compensation Discussion and Analysis" for further information regarding how each of these goals is calculated as well as the Company's use of strategic and non-financial goals in its executive compensation program.

- Adjusted Revenue
- Adjusted Earnings Per Share
- Retail Retention Rate
- New Digital Customer Growth
- Operational Efficiency
- Total Stockholder Return
- Company Stock Price

PROPOSAL 2
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Company is providing stockholders an advisory vote to approve executive compensation as required by Section 14A of the Exchange Act. The advisory vote to approve executive compensation is a nonbinding vote on the compensation of the Company's NEOs, as described in the "Compensation Discussion and Analysis" section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure set forth in this Proxy Statement. The advisory vote to approve executive compensation is not a vote on the Company's general compensation policies or the compensation of the Company's Board of Directors. The Dodd-Frank Act requires the Company to hold the advisory vote to approve executive compensation at least once every three years. At the 2023 Annual Meeting of Stockholders, the Company asked stockholders to indicate if it should hold an advisory vote to approve the compensation of named executive officers every one, two or three years, with the Board recommending an annual advisory vote. Our stockholders approved this recommendation. Accordingly, the Company is again asking stockholders to approve the compensation of NEOs as disclosed in this Proxy Statement.

At the 2023 Annual Meeting of Stockholders, the Company provided stockholders with the opportunity to cast an advisory vote to approve the compensation of the Company's NEOs as disclosed in the Proxy Statement for the 2023 Annual

Meeting of Stockholders, and the Company's stockholders overwhelmingly approved the proposal, with approval by approximately 92% of the votes cast for the proposal at the 2023 Annual Meeting of Stockholders.

The Company believes that its compensation policies and procedures, which are outlined in the "Compensation Discussion and Analysis" section of this Proxy Statement, support the goals of:

• Aligning our executives' goals with our stockholders' interests;

• Attracting, retaining, and motivating outstanding executive talent; and

• "Pay-for-performance" - Holding our executives accountable and rewarding their achievement of financial, strategic and operating goals.

The Compensation Committee of the Board continually reviews the Company's executive compensation and benefits program to evaluate whether it supports these goals and serves the interests of the Company's stockholders. The Company's executive compensation practices include the following, as discussed in more detail in the "Compensation Discussion and Analysis" section of this Proxy Statement:

WHAT WE DO	WHAT WE DON'T DO
✔ Pay-for-performance and at-risk compensation. ✔ Align compensation with stockholder interests. ✔ Emphasis on future pay opportunity vs. current pay. ✔ Mix of performance metrics. ✔ Stockholder engagement. ✔ "Clawback" policies. ✔ Robust stock ownership guidelines. ✔ Include ESG metrics in compensation program. ✔ Multi-year vesting and/or performance periods for long-term incentive awards. ✔ Independent compensation consultant retained by Compensation Committee. ✔ "Double trigger" severance benefits in the event of a change-in-control. ✔ Maximum payout caps for annual cash incentive compensation and PSUs.	✖ No repricing or buyout of underwater stock options without stockholder approval. ✖ No change-in-control tax gross ups. ✖ No dividends or dividend equivalents paid on unvested or unearned PSUs or RSUs. ✖ Prohibition against pledging and hedging of Company securities by senior executives and directors. ✖ No service-based defined benefit pension plan.

We believe that our executive compensation practices, in combination with a competitive market review, limited executive perquisites, and reasonable severance pay multiples contribute to an executive compensation program that is competitive yet strongly aligned with stockholder interests.

The Board recommends that you vote in favor of the following "say-on-pay" resolution:

RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed **pursuant to Item 402 of Regulation S-K in the "Compensation Discussion and Analysis" section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, each as set forth in the Company's Proxy Statement for its 2024 Annual Meeting of Stockholders.**

Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee may take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> PROPOSAL 2.

Notice of 2024 Annual Meeting of Stockholders and Proxy Statement

PROPOSAL 3
RATIFICATION OF SELECTION OF AUDITORS

The Board of Directors and the Audit Committee believe it is in the best interest of the Company and its stockholders to recommend to the stockholders the ratification of the selection of Ernst & Young LLP, independent registered public accounting firm, to audit the accounts of the Company and its subsidiaries for 2024. Ernst & Young LLP has served as the Company's independent registered public accounting firm since the Company became a public company in 2006. Consistent with the regulations adopted pursuant to the

Sarbanes-Oxley Act of 2002, the lead audit partner having primary responsibility for the audit and the concurring audit partner are rotated every five years.

A representative of Ernst & Young LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

SUMMARY OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES FOR 2023 AND 2022

Fees for professional services provided by our independent auditors, Ernst & Young LLP, for fiscal years 2023 and 2022, respectively, included the following (in millions):

	2023	2022
Audit Fees[1]	$6.2	$6.0
Audit-Related Fees[2]	$0.8	$1.5
Tax Fees[3]	$1.2	$0.8

(1)   "Audit Fees" primarily include fees related to (i) the integrated audit of the Company's annual consolidated financial statements and internal controls over financial reporting; (ii) the review of its quarterly consolidated financial statements; (iii) statutory audits required domestically and internationally; (iv) comfort letters, consents and assistance with and review of documents filed with the SEC; and (v) other accounting and financial reporting consultation and research work billed as audit fees or necessary to comply with the standards of the PCAOB (United States).

(2)   "Audit-Related Fees" primarily include fees, not included in "Audit Fees" above, related to (i) service auditor examinations; (ii) attest services that are not required by statute or regulation; and (iii) consultation concerning financial accounting and reporting standards that are not classified as "Audit Fees."

(3)   "Tax Fees," which incorporate both tax advice and tax planning services, primarily include fees related to (i) consultations, analysis and assistance with domestic and foreign tax matters, including value-added and goods and services taxes; (ii) local tax authority audits; and (iii) other miscellaneous tax consultations, including tax services requested as part of the Company's procedures for commercial agreements, the acquisition of new entities, and other potential business transactions.

During 2023 and 2022, all audit and non-audit services provided by the independent registered public accounting firm were pre-approved, consistent with the pre-approval policy of the Audit Committee. The pre-approval policy requires that all services provided by the independent registered public accounting firm be pre-approved by the Audit Committee or one or more members of the Audit Committee designated by the Audit Committee.

In the event the stockholders fail to ratify the selection of Ernst & Young LLP, the Audit Committee of the Board of Directors will consider it a direction to select another independent registered public accounting firm for the subsequent year. Even if the selection is ratified, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year, if it feels that such a change would be in the best interest of the Company and its stockholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND THAT YOU VOTE <u>FOR</u> PROPOSAL 3.

PROPOSAL 4
APPROVAL OF THE WESTERN UNION COMPANY 2024 LONG-TERM INCENTIVE PLAN

At the Annual Meeting, our stockholders will be asked to approve the 2024 Plan. The 2024 Plan was approved by the Board on February 22, 2024, subject to stockholder approval, and will replace The Western Union Company 2015 Long-Term Incentive Plan (the "2015 Plan"), which will terminate at our 2025 annual meeting of stockholders. As of February 29, 2024, there were approximately 3,109,863 shares of Common Stock that remained available for future issuances under the 2015 Plan and which will cease to be available for future grants under the 2015 Plan, but will be rolled into and available under the 2024 Plan, if the 2024 Plan is approved by stockholders (assuming outstanding performance awards are vested at the maximum vesting level). If the 2024 Plan is approved by stockholders, we will continue to be able to make awards of long-term equity incentives, which are critical for attracting, motivating, rewarding and retaining a talented management team who will contribute to our success.

Equity Grant Practices

As of February 29, 2024, there were approximately 13,153,661 full value awards (that is, awards other than stock options and stock appreciation rights ("SARs"), and with performance-based awards counted assuming the maximum vesting level) issued and outstanding and approximately 11,030,307 stock options outstanding under the 2015 Plan (and no SARs outstanding). As of that date, the weighted average exercise price of our outstanding stock options was $16.08, and the weighted average remaining contractual term for the outstanding stock options was 7.9 years. As noted above, as of February 29, 2024, 3,109,863 shares of Common Stock remained available for issuance under the 2015 Plan (counting performance-based awards at the maximum payout level). The 2015 Plan was our only active equity compensation plan as of February 29, 2024.

Annual dilution from our equity compensation program is measured as the total number of shares of Common Stock subject to equity awards granted in a given year, less cancellations and other shares returned to the reserve that year, divided by total shares outstanding at the end of the year. Annual dilution from our equity compensation program

for fiscal year 2023 was 1.00%. Overhang is another measure of the dilutive impact of equity programs. Our overhang is equal to the number of shares subject to outstanding equity compensation awards plus the number of shares available to be granted, divided by the total number of outstanding shares. As of February 29, 2024, our overhang was 8.03%. As of February 29, 2024, the 22,300,000 shares of Common Stock being requested under the 2024 Plan, plus any shares of Common Stock under the 2015 Plan rolled into and available under the 2024 Plan, would increase our aggregate overhang by 6.56% and would bring our aggregate overhang to approximately 14.59%. Overhang percentages are based on approximately 340,000,000 shares of Common Stock outstanding as of February 29, 2024.

Burn rate is a measure of the number of shares subject to equity awards that we grant annually, which helps indicate the life expectancy of our equity plans and is another measure of stockholder dilution. The Company's burn rate for the past three fiscal years has been as follows:

| FISCAL YEAR | STOCK OPTIONS GRANTED | FULL VALUE AWARDS | | STOCK OPTIONS + FULL VALUE AWARDS | WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING | BURN RATE |
		RSUs GRANTED	PSUs GRANTED			
2023	1,000,000	3,000,000	1,600,000	5,600,000	370,800,000	1.49%
2022	500,000	2,600,000	1,400,000	4,500,000	387,200,000	1.15%
2021	2,600,000	2,600,000	1,100,000	6,300,000	406,800,000	1.53%

The Board believes that the Company has used equity in a reasonable manner, with a three-year average burn rate of approximately 1.39% of the Company's outstanding shares of Common Stock.

The purposes of the 2024 Plan are to:

- advance the interests of the Company by attracting and retaining high caliber employees, and other key individuals who perform services for the Company or its subsidiaries or affiliates;

- align the interests of our stockholders and recipients of awards under the 2024 Plan by increasing the proprietary interest of such recipients in the Company's growth and success; and

- motivate award recipients to act in the long-term best interests of the Company and its stockholders.

Under the 2024 Plan, the Company may grant:

- non-qualified stock options;

- incentive stock options (within the meaning of Section 422 of the Code);

- SARs, in the form of free-standing SARs or tandem SARs;

- restricted stock, RSUs, and other stock awards (collectively, "Stock Awards"); and

- performance awards.

As of February 29, 2024, approximately 9,100 employees and 10 non-employee directors would be eligible to participate in the 2024 Plan if selected by the Plan Committee (as defined below); however, employee participation in our long-term incentive program has historically been limited to certain senior-level employees, which, as of February 29, 2024, included approximately 150 officers and 1,000 other senior-level employees.

Plan Highlights

Some of the key features of the 2024 Plan are as follows:

- The 2024 Plan will be administered by the Compensation Committee or a subcommittee thereof or such other committee designated by the Board (the "Plan Committee"), comprised entirely of independent directors; provided, however, that in the case of awards granted to non-employee directors, the Board will serve as the administrator of the 2024 Plan for such non-employee directors;

- Stock options and SARs granted under the 2024 Plan may not be repriced without stockholder approval;

- Under the terms of the 2024 Plan, in the case of awards that are assumed in connection with a change in control, outstanding stock options, SARs, Stock Awards and performance awards are subject to double trigger vesting;

- The 2024 Plan prohibits the grant of dividend equivalents with respect to stock options and SARs;

- The 2024 Plan prohibits the payment of dividends or dividend equivalents on unearned Stock Awards and performance awards (i.e., any dividends or dividend equivalents will be subject to the same service-based and performance-based vesting conditions as the underlying awards);

- The 2024 Plan prohibits the recycling of shares used to pay the taxes or exercise price with respect to stock options. The 2024 Plan does allow the recycling of shares withheld for the payment of taxes on full-value awards;

- Under the 2024 Plan, 22,300,000 shares of Common Stock, plus any shares of Common Stock that are available for awards under the 2015 Plan as of the effective date of the 2024 Plan, will initially be available for awards;

- Annual non-employee director compensation limit, which cannot be amended without stockholder approval;

- No discounting of stock options and SARs (other than with respect to substitute awards, as defined below);

- Awards granted under the 2024 Plan will be subject to any clawback policy adopted by the Company, including the Company's Misconduct Clawback and Forfeiture Policy and the Company's Dodd-Frank Clawback.

Description of the 2024 Plan

The following description is qualified in its entirety by reference to the plan document, a copy of which is attached to this Proxy Statement as Annex B and incorporated herein by reference.

Administration

The 2024 Plan will be administered by the Plan Committee, which will be the Compensation Committee of the Board, or a subcommittee thereof, or such other committee of the Board, in each case, consisting of two or more members of the Board, each of whom is intended to be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and (ii) "independent" within the meaning of the rules of the NYSE, provided, however, that in the case of awards granted to non-employee directors, the Board will serve as the Plan Committee with respect to the administration of the 2024 Plan for non-employee directors.

Subject to the terms of the 2024 Plan, the Plan Committee will have the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding stock options and SARs will become exercisable in part or in full, (ii) all or a portion of the restriction period applicable to any outstanding award will lapse, (iii) all or a portion of the performance period applicable to any outstanding award will lapse and (iv) the performance measures applicable to

any outstanding award (if any) will be deemed to be satisfied at the maximum or any other level. The Plan Committee will also have authority to establish rules and regulations for administering the 2024 Plan and to decide questions of interpretation or application of any provision of the 2024 Plan.

The Plan Committee may delegate some or all of its power and authority under the 2024 Plan to the Board (or any members thereof) or, subject to applicable law, a subcommittee of the Board, a member of the Board, the President and Chief Executive Officer or such other executive officer of the Company as the Plan Committee deems appropriate, except that the Plan Committee may not delegate its power and authority to a member of the Board, the President and Chief Executive Officer or any other executive officer with regard to (x) awards to persons subject to Section 16 of the Exchange Act, or (z) any decision regarding the impact of a change in control on awards issued under the 2024 Plan.

Available Shares

Under the 2024 Plan, subject to adjustment under the terms of the 2024 Plan as described below, the number of shares of Common Stock that will be initially available for awards under the 2024 Plan, other than substitute awards, will be (i) 22,300,000 shares, plus (ii) any shares of Common Stock that are available for awards under the 2015 Plan as of the effective date of the 2024 Plan. Subject to adjustment as set forth under the terms of the 2024 Plan, no more than 22,300,000 shares of Common Stock in the aggregate may be issued under the 2024 Plan in connection with incentive stock options. The number of shares of Common Stock that remain available for future grants under the 2024 Plan will be reduced by the aggregate number of shares of Common Stock that become subject to outstanding stock options, outstanding free-standing SARs, outstanding Stock Awards and outstanding performance awards denominated in shares of Common Stock.

To the extent that shares of Common Stock subject to an outstanding award granted under the 2024 Plan or the 2015 Plan, The Western Union Company 2006 Long-Term Incentive Plan, or any other plan previously maintained by the Company under which equity awards remain outstanding as of the effective date of the 2024 Plan (collectively, the "Prior Plans"), other than substitute awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares of Common Stock subject to a stock option cancelled upon settlement of a related tandem SAR or subject to a tandem SAR cancelled upon exercise of a related stock option), or (ii) the settlement of such award in cash, then such shares of Common Stock will again be available under the 2024 Plan. Shares of common stock subject to an award granted under the 2024 Plan or the Prior Plans, other than an option or SAR, will again become available for issuance under the 2024 Plan if the shares are delivered to or withheld by the Company to pay the withholding taxes payable with respect to such award. Shares of Common Stock subject to an award under the 2024 Plan or a Prior Plan will not again be available for issuance under the 2024 Plan if such shares are (a) shares that were subject to a stock option or SAR and were not issued or delivered upon the net settlement or net exercise of such stock option or SAR, (b) shares delivered to or withheld by the Company to pay the purchase price or withholding taxes relating to an outstanding stock option or SAR or (c) shares repurchased by the Company on the open market with the proceeds of a stock option exercise.

On February 29, 2024, the closing sales price per share of Common Stock as reported on the NYSE was $13.41.

Eligible Employees

Participants in the 2024 Plan will consist of such officers, other employees, non-employee directors, consultants, independent contractors, and agents (including any individuals expected to become any of the foregoing) of the Company, its subsidiaries and its affiliates, as selected by the Plan Committee in its sole discretion.

Non-Employee Director Compensation Limit

The aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be awarded or granted during any fiscal year of the Company to any non-employee director, for his or her services as a non-employee director, will not exceed $1,000,000; provided, however, that this limit will not apply to distributions of previously-deferred compensation under a deferred compensation plan maintained by the Company or compensation received by the director in his or her capacity as an officer or employee of the Company.

No Repricing

Subject to the adjustment provisions set forth in the 2024 Plan, neither the Board nor the Plan Committee will, without the approval of the Company's stockholders, (i) reduce the purchase price or base price of any previously granted stock option or SAR, (ii) cancel any previously granted stock option or SAR when the purchase price or base price per share of Common Stock subject to the stock option or SAR exceeds the fair market value of a share of Common Stock in exchange for cash or another award (other than in connection with a change in control), (iii) cancel any previously-granted stock option or SAR in exchange for another stock option or SAR with a lower purchase price or base price or (iv) take any other action with respect to a stock option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the shares of Common Stock are listed.

Clawback of Awards

Except to the extent prohibited by law, awards granted under the 2024 Plan and any cash payment or shares of Common Stock delivered pursuant to an award are subject to forfeiture and recovery by the Company pursuant to any clawback or recoupment policy which the Company

may adopt from time to time, including the Company's Misconduct Clawback and Forfeiture Policy and the Company's Dodd-Frank Clawback.

Change in Control

Unless otherwise provided in an award agreement or an award holder's employment, change in control, severance or other similar agreement which is in effect on the date of grant of the applicable award, in the event of a change in control in which the successor company assumes or substitutes for the applicable award, if an award holder's employment is terminated by the Company without cause (or otherwise terminates for an eligible reason according to the terms of any applicable Company severance policy) within 24 months following a change in control, then upon such termination of employment (i) each outstanding stock option and SAR held by such holder will become fully vested and exercisable, (ii) the restriction period applicable to each outstanding award held by such holder will lapse, and (iii) performance awards will vest or become exercisable or payable in accordance with the applicable award agreement.

Subject to the terms of the applicable award agreement, in the event of a change in control in which the awards are not effectively assumed or substituted as set forth above, then the Board (as constituted prior to the change in control) may in its discretion, require that: (i) (A) some or all outstanding stock options and SARs will become exercisable in full or in part, (B) the restriction period applicable to some or all outstanding Stock Awards will lapse in full or in part, (C) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (D) the performance measures applicable to some or all outstanding awards will be deemed satisfied at the target, maximum or any other level; (ii) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to the change in control, or a parent corporation thereof, be substituted for some or all of the shares of Common Stock subject to an outstanding award, with an equitable and appropriate adjustment to such award as determined by the Board; or (iii) require outstanding awards, in whole or in part, to be surrendered to the Company and cancelled in exchange for cash or other property, shares of capital stock of the succeeding corporation or a parent thereof, or a combination thereof.

Under the terms of the 2024 Plan, a change in control is generally defined as (i) acquisitions of 35% or more of the then-outstanding shares of Common Stock or of the combined voting power of the then-outstanding securities of the Company entitled to vote in the election of directors, with certain exceptions, (ii) a change in our Board during any 24 month period resulting in the incumbent directors ceasing to constitute at least a majority of our Board, (iii) the consummation of a reorganization, merger, statutory share exchange, consolidation or similar form of corporate transaction or the consummation of a sale or other disposition of all or substantially all of the assets of the Company, with certain exceptions, or (iv) the consummation of a plan of complete liquidation or dissolution of the Company.

Effective Date, Termination and Amendment

If approved by our stockholders at the Annual Meeting, the 2024 Plan will become effective as of the date of such stockholder approval, and will terminate as of the first annual meeting of the Company's stockholders to occur on or after the tenth anniversary of the effective date, unless earlier terminated by the Board. In the event the 2024 Plan is not approved by stockholders of the Company, the 2024 Plan and any awards thereunder will be void and of no force and effect.

The Board or the Plan Committee may amend the 2024 Plan in any manner as it deems advisable in its sole discretion, provided however, that no amendment of the 2024 Plan will be effective without stockholder approval if (i) stockholder approval is required by applicable law, rule or regulation, including any rule of the NYSE or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment would increase the maximum number of shares of Common Stock available under the 2024 Plan, modify the prohibitions on repricing or discounting of stock options and SARs under the 2024 Plan, or modify the non-employee director compensation limit set forth in the 2024 Plan. No amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder.

Non-Transferability

The 2024 Plan restricts the ability of a participant from transferring awards granted under the 2024 Plan other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the award agreement, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder or pursuant to a domestic relations order, in each case, without consideration.

Stock Options and SARs

The 2024 Plan provides for the grant of non-qualified stock options, incentive stock options and SARs. The Plan Committee will determine the conditions to the exercisability of each stock option and SAR.

Each stock option will be exercisable for no more than ten (10) years after its date of grant, unless the stock option is an incentive stock option and the optionee owns greater than ten percent (10%) of the voting power of all shares of capital stock of the Company (a "ten percent holder"), in which case the stock option will be exercisable for no more than five years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of a stock option will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, unless the stock option is an incentive stock option and the optionee is a ten percent holder, in which case the stock option exercise price will not be less than the price required by the Code.

Each free-standing SAR will be exercisable for no more than ten (10) years after its date of grant, and each SAR granted in tandem with an SAR (a "tandem SAR") will be exercised no later than the expiration, cancellation, forfeiture, or other termination of the related stock option. Except in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, provided that the base price of a tandem SAR will be the purchase price of the related stock option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of Common Stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of Common Stock on the exercise date and the base price of the SAR.

All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment of a participant, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Notwithstanding anything in the award agreement to the contrary, the holder of a stock option or SAR will not be entitled to receive dividend equivalents with respect to the shares of Common Stock subject to such stock option or SAR.

Stock Awards

The 2024 Plan provides for the grant of Stock Awards. The Plan Committee may grant a Stock Award either as a restricted stock award, RSU award, or other stock award. Except as otherwise set forth in the 2024 Plan or an applicable award agreement, restricted stock awards or RSU awards will generally be subject to forfeiture if the holder does not remain continuously in the employment or service of the Company during the specified restriction period or performance period or if specified performance measures (if any) are not attained during the performance period.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock awarded will have rights as a stockholder of the Company, including, but not limited to, the voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of shares of Common Stock; provided, however, that a distribution with respect to shares of Common Stock, including a regular cash dividend, will be deposited with the Company and will be subject to the same restrictions (including, for the avoidance of doubt, vesting conditions related to continued employment or the achievement of performance-based vesting conditions) as the shares of Common Stock with respect to which such distribution was made.

The agreement awarding RSUs will specify (i) whether such award may be settled in shares of Common Stock, cash or a combination thereof, and (ii) whether the holder will be entitled to receive on a current or deferred basis, dividend equivalents,

and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to such award. Any dividend equivalents with respect to RSUs that are subject to vesting conditions will be subject to the same vesting restrictions (including, for the avoidance of doubt, continued employment or the achievement of performance-based vesting conditions) as such RSUs. Prior to settlement of a RSU award in Common Stock, the holder of a RSU will have no rights as a stockholder of the Company.

In addition to restricted stock and RSUs, the Plan Committee is authorized to grant other Stock Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Common Stock, including (without limitation) shares of Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of Common Stock issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement ("Other Stock Awards"). The Plan Committee will determine the terms and conditions of such awards. Any distribution, dividend or dividend equivalents with respect to Other Stock Awards that are subject to vesting conditions will be subject to the same vesting conditions as the underlying awards.

All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a Stock Award, or the forfeiture and cancellation of a Stock Award (i) upon a termination of employment, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Awards

The 2024 Plan also provides for the grant of performance awards. The agreement relating to a performance award will specify whether such award may be settled in shares of Common Stock, restricted stock, RSUs, cash or a combination thereof, and may specify whether the holder will be entitled to receive, on a current or deferred basis, dividends or dividend equivalents and, if determined by the Plan Committee, interest on or the deemed reinvestment of any deferred dividends or dividend equivalents. Any dividend or dividend equivalents with respect to a performance award that remains subject to vesting conditions will be subject to the same vesting conditions (including, for the avoidance of doubt, continued employment or the achievement of performance-based vesting conditions) as such performance award. The agreement relating to a performance award will provide, in the manner determined by the Plan Committee, for the vesting of such performance award if the specified performance measures are satisfied or met during the specified performance period. Prior to the settlement of a performance award in Common Stock or restricted stock, the holder of such award will have no rights as a stockholder of the Company with respect to such shares.

All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance award

upon (i) a termination of employment, whether by reason of disability, retirement, death or any other reason or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Measures

Under the 2024 Plan, the vesting, exercisability or payment of certain awards may be made subject to the satisfaction of performance measures. One or more of the following criteria for the Company on a consolidated basis (and/or a subsidiary, business or geographical or operating unit or operating area thereof) (except with respect to the total shareholder return and earnings per share criteria) or individual basis may be used by the Plan Committee in establishing performance measures under the 2024 Plan: the attainment by a share of Common Stock of a specified fair market value for a specified period of time; total stockholder return; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; earnings or income of the Company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization ("EBITDA"); EBITDA margin; net income; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, customer retention, business expansion, cost targets, customer satisfaction, productivity, employee retention, succession management, management of the cost of insurance claims, achievement of regulatory compliance performance goals, measurable marketing effectiveness, achievement of diversity goals, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or such other goals as the Plan Committee may determine whether or not listed herein.

Each such goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis, and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), stockholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a performance measure or determining the achievement of a performance measure, the Plan Committee

may provide that achievement of the applicable performance measures may be amended or adjusted to include or exclude components of any performance measure including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance measures will be subject to such other special rules and conditions as the Committee may establish at any time.

New Plan Benefits

The number of stock options and other forms of awards that will be granted under the 2024 Plan is not currently determinable. Information regarding awards granted in fiscal year 2023 under the 2015 Plan to the NEOs is provided in the "2023 Summary Compensation Table" and the "2023 Grants of Plan-Based Awards Table." Information regarding awards granted in fiscal year 2023 under the 2015 Plan to non-employee directors is provided in the "Compensation of Directors" section.

U.S. Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the 2024 Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the 2024 Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the 2024 Plan. Each participant is advised to consult his or her personal tax advisor concerning the application of the United States federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

Section 162(m) of the Code

Section 162(m) of the Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation's chief executive officer, the corporation's chief financial officer, and certain other current and former executive officers of the corporation.

Stock Options

A participant will not recognize taxable income at the time a stock option is granted and the Company will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon

exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their purchase price, and the Company (or the affiliated employer) will be entitled to a corresponding deduction subject to Section 162(m) of the Internal Revenue Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for at least two years from the date the stock option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, such shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition, and (2) the excess of the fair market value of those shares on the date of exercise over the purchase price, and the Company (or the affiliated employer) will be entitled to a corresponding deduction subject to Section 162(m) of the Internal Revenue Code.

SARs

A participant will not recognize taxable income at the time SARs are granted and the Company will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company. This amount is deductible by the Company (or the affiliated employer) as compensation expense subject to Section 162(m) of the Internal Revenue Code.

Stock Awards

A participant will not recognize taxable income at the time restricted stock (i.e., stock that is subject to a substantial risk of forfeiture) is granted and the Company will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time

the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by the Company (or the affiliated employer) as compensation expense subject to Section 162(m) of the Internal Revenue Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and the Company (or the affiliated employer) will be entitled to a corresponding deduction subject to Section 162(m) of the Internal Revenue Code.

A participant will not recognize taxable income at the time a RSU is granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of RSUs, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company. The amount of ordinary income recognized is deductible by the Company (or the affiliated employer) as compensation expense subject to Section 162(m) of the Internal Revenue Code.

A participant who receives shares of Common Stock that are not subject to any restrictions under the 2024 Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares on that date, and the Company (or the affiliated employer) will be entitled to a corresponding deduction subject to Section 162(m) of the Internal Revenue Code.

Performance Awards

A participant will not recognize taxable income at the time performance awards are made and the Company will not be entitled to a tax deduction at that time. Upon settlement of performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company. This amount is deductible by the Company (or the affiliated employer) as compensation expense subject to Section 162(m) of the Internal Revenue Code.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> PROPOSAL 4.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information, as of December 31, 2023, about our Common Stock that may be issued upon the exercise of options and settlement of other equity awards under all compensation plans under which equity securities are reserved for issuance. The Company's 2015 Plan is our only equity compensation plan pursuant to which our equity securities are authorized for issuance.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	14,469,023[1]	$18.09[2]	10,493,394[3]
Equity compensation plans not approved by security holders	—	N/A	—
Total	14,469,023[1]	$18.09[2]	10,493,394[3]

Footnotes:

(1) Includes 7,342,650 restricted stock units, PSUs, deferred stock units, and bonus stock units that were outstanding on December 31, 2023 under the Company's 2015 Plan. Restricted stock unit awards, deferred stock unit awards and bonus stock units may be settled only for shares of Common Stock on a one-for-one basis. The number included for PSUs reflects grant date units awarded. Assuming maximum payout for PSU grants that have not completed the required performance period, the number of securities to be issued would increase by 2,175,396. Please see the "Compensation Discussion and Analysis" section of this Proxy Statement for further information regarding PSUs, including the performance metrics applicable to such awards.

(2) Only option awards were used in computing the weighted-average exercise price.

(3) This amount represents shares of Common Stock available for issuance under the Company's 2015 Plan. Awards available for grant under the Company's 2015 Plan include stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, bonus stock units, deferred stock units, performance grants, and any combination of the foregoing awards.

STOCK BENEFICIALLY OWNED BY DIRECTORS, EXECUTIVE OFFICERS AND OUR LARGEST STOCKHOLDERS

The following table sets forth the beneficial ownership of Common Stock by each person or group that is known by us to be the beneficial owner of more than 5% of our Common Stock, all directors and nominees, each of the executive officers named in the 2023 Summary Compensation Table contained in this Proxy Statement, and all directors and executive officers as a group. Except as otherwise noted, (i) the information is as of March 20, 2024, (ii) each person has sole voting and investment power of the shares, and (iii) the business address of each person shown below is 7001 East Belleview Avenue, Denver, Colorado 80237.

NAME OF BENEFICIAL OWNER	ADDRESS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF OUTSTANDING SHARES
5% Owners			
The Vanguard Group	100 Vanguard Blvd., Malvern, PA 19355	40,886,633[1]	11.22%[1]
BlackRock, Inc.	50 Hudson Yards, New York, NY 10001	36,599,601[2]	10.00%[2]
Capital Research Global Investors	333 South Hope Street, 55th Fl, Los Angeles, CA 90071	19,136,796[3]	5.30%[3]
DIRECTORS AND NAMED EXECUTIVE OFFICERS[4]			
Julie M. Cameron-Doe		0	*
Martin I. Cole		53,139	*
Suzette M. Deering		0	*
Betsy D. Holden		28,130	*
Jeffrey A. Joerres		23,743	*
Devin B. McGranahan		1,795,709	*
Michael A. Miles, Jr.		10,078	*
Timothy P. Murphy		57,427	*
Jan Siegmund		89,247	*
Angela A. Sun		29,312	*
Solomon D. Trujillo[5]		227,330	*
Matt Cagwin		35,533	*
Andrew Walker		20,137	*
Benjamin Adams		28,659	*
Giovanni Angelini		85,521	*
Jean Claude Farah[6]		347,236	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS GROUP (18)*		2,883,934	*

*   Less than 1%

(1)   The number of shares held and percentage of outstanding shares were obtained from the holder's Amendment No. 11 to Schedule 13G filing with the Securities and Exchange Commission filed February 13, 2024, which reports ownership as of December 29, 2023. The Schedule 13G/A filing indicates that the holder had sole voting power over 0 shares, sole dispositive power over 40,319,597 shares, shared voting power over 137,926 shares, and shared dispositive power over 567,036 shares.

(2)   The number of shares held and percentage of outstanding shares were obtained from the holder's Amendment No. 15 to Schedule 13G filing with the Securities and Exchange Commission filed January 24, 2024, which reports ownership as of December 31, 2023. The Schedule 13G/A filing indicates that the holder had sole voting power over 35,380,606 shares, sole dispositive power over 36,599,601 shares, shared voting power over 0 shares, and shared dispositive power over 0 shares.

(3) The number of shares held and percentage of outstanding shares were obtained from the holder's Schedule 13G filing with the Securities and Exchange Commission filed February 9, 2024, which reports ownership as of December 29, 2023. The Schedule 13G filing indicates that the holder had sole voting power over 19,136,796 shares, sole dispositive power over 19,136,796 shares, shared voting power over 0 shares, and shared dispositive power over 0 shares.

(4) The number of shares reported includes shares covered by options that are exercisable within 60 days of March 20, 2024 as follows: Ms. Cameron-Doe, 0; Mr. Cole, 9,208; Ms. Deering, 0; Ms. Holden, 23,130; Mr. Joerres, 11,448; Mr. McGranahan, 1,532,739; Mr. Miles, 0; Mr. Murphy, 20,084; Mr. Siegmund, 79,247; Ms. Sun, 22,620; Mr. Trujillo, 201,858; Mr. Cagwin (Executive Vice President, Chief Financial Officer), 0; Mr. Walker (Executive Vice President, Chief Operations Officer), 0; Mr. Adams (Executive Vice President, Chief Legal Officer), 0; Mr. Angelini (President, Europe and Africa), 0; Mr. Farah (former President, Middle East and Asia Pacific), 44,818; and all directors and executive officers as a group, 1,945,152.

(5) Mr. Trujillo shares with his spouse through a family trust the power to vote or direct the vote of, and the power to dispose or direct the disposition of, 11,800 shares.

(6) Mr. Farah (former President, Middle East and Asia Pacific) left from the Company effective as of December 1, 2023. The share ownership information included for Mr. Farah is to the Company's knowledge.

CERTAIN TRANSACTIONS AND OTHER MATTERS

We or one of our subsidiaries may occasionally enter into transactions with certain "related persons." Related persons include our executive officers, directors, nominees for directors, 5% or more beneficial owners of our Common Stock, and immediate family members of these persons. We refer to transactions involving amounts in excess of $120,000 and in which the related person has a direct or indirect material interest as "related person transactions." Each related person transaction must be approved in accordance with the Company's written Related Person Transactions Policy by the Corporate Governance, ESG, and Public Policy Committee of the Board of Directors or, if the Corporate Governance, ESG, and Public Policy Committee of the Board of Directors determines that the approval of such related person transaction should be considered by all disinterested members of the Board of Directors, by the vote of a majority of such disinterested members. Other than as described below, there have been no related person transactions since January 1, 2023.

During 2023, N.A. Zeid, the brother-in-law of Mr. Farah served as the principal executive officer of one of the Company's money transfer agents in the Middle East region. In 2023, the agent generated approximately 2% of the Company's overall revenue and was paid approximately $18 million in commissions for its services as a money transfer agent. Mr. Farah did not receive any direct benefit from the Company's relationship with the agent. Internal controls were in place to preclude Mr. Farah from making decisions on behalf of the Company with respect to the agent or otherwise being involved in the Company's relationship with the agent. Pursuant to the Company's Related Person Transactions Policy, the relationship was approved by the Corporate Governance, ESG, and Public Policy Committee.

The Corporate Governance, ESG, and Public Policy Committee considers all relevant factors when determining whether to approve a related person transaction, including, without limitation, the following:

- the size of the transaction and the amount payable to a related person;
- the nature of the interest of the related person in the transaction;
- whether the transaction may involve a conflict of interest;
- whether the transaction was undertaken in the ordinary course of business of the Company; and
- whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

The Company's Related Person Transactions Policy is available through the "Investor Relations, Corporate Governance" portion of the Company's website, *www.westernunion.com*.

* * *

This Proxy Statement is provided to you at the direction of the Board of Directors.

Darren Dragovich,
Secretary

ANNEX A

RECONCILIATION OF NON-GAAP MEASURES
(in millions, unless indicated otherwise)

Western Union's management believes the non-GAAP financial measures presented provide meaningful supplemental information regarding our operating results to assist management, investors, analysts, and others in understanding our financial results and to better analyze trends in our underlying business, because they provide consistency and comparability to prior periods or eliminate currency volatility, increasing the comparability of the Company's underlying results and trends.

A non-GAAP financial measure should not be considered in isolation or as a substitute for the most comparable GAAP financial measure. A non-GAAP financial measure reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the reconciliation to the corresponding GAAP financial measure, provides a more complete understanding of our business. Users of the financial statements are encouraged to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures is included below. All adjusted year-over-year changes were calculated using prior year amounts.

REVENUES		
	2022	**2023**
Revenues (GAAP)	$4,475.5	$4,357.0
Foreign currency translation impact[a]	185.5	143.3
Less Business Solutions revenues, constant currency (non-GAAP)[a][b]	(216.4)	(29.9)
Adjusted revenues (non-GAAP)	$4,444.6	$4,470.4
Prior year revenues (GAAP)	5,070.8	4,475.5
Less prior year revenues from Business Solutions (GAAP)[b]	(421.8)	(196.9)
Adjusted prior year revenues (non-GAAP)	$4,649.0	$4,278.6
Revenues (GAAP) - YoY % change	(12)%	(3)%
Adjusted revenues (non-GAAP) - YoY % change	(4)%	4%
OPERATING INCOME		
	2022	**2023**
Operating income (GAAP)	$884.9	$817.5
Acquisition and separation costs[c]	13.9	3.1
Russia/Belarus exit costs[d]	10.0	—
Operating expense redeployment program costs[e]	21.8	29.5
Less Business Solutions operating income[b]	(56.6)	(3.6)
Adjusted operating income (non-GAAP)	$874.0	$846.5
Operating margin (GAAP)	19.8%	18.8%
Adjusted operating margin (non-GAAP)	20.4%	19.6%

EARNINGS PER SHARE

	2022	2023
Diluted earnings per share (GAAP) ($- dollars)	$2.34	$1.68
Pretax impacts from the following:		
Acquisition and separation costs[c]	0.03	0.01
Business Solutions gain[b]	(0.64)	(0.05)
Russia/Belarus exit costs[d]	0.03	—
Operating expense redeployment program costs[e]	0.06	0.08
Income tax expense/(benefit) impacts from the following:		
Reversal of significant uncertain tax positions[f]	(0.21)	—
Other adjustments[b][c][d][e]	0.15	0.02
Adjusted diluted earnings per share (non-GAAP) ($- dollars)	$1.76	$1.74

FREE CASH FLOW

	2023
Net cash provided by operating activities (GAAP)	$783.1
Payments for capitalized contract costs	(36.4)
Payments for internal use software	(88.5)
Purchases of property and equipment	(22.9)
Free cash flow (non-GAAP)	$635.3
Tax payment associated with the 2017 United States federal tax liability[g]	119.5
Adjusted free cash flow (non-GAAP)	$754.8
Adjusted net income (non-GAAP)	$645.2
Adjusted free cash flow conversion (non-GAAP)	117%

(a) Represents the impact from the fluctuation in exchange rates between all foreign currency denominated amounts and the United States dollar. Constant currency results exclude any benefit or loss caused by foreign exchange fluctuations between foreign currencies and the United States dollar, net of foreign currency hedges, which would not have occurred if there had been a constant exchange rate.

(b) During 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC (collectively, the "Buyer"). The sale was completed in three closings, the first of which occurred on March 1, 2022, with the entirety of the cash consideration collected at that time and allocated to the closings on a relative fair value basis. The first closing excluded the operations in the European Union and the United Kingdom and resulted in a gain of $151.4 million. The second closing, which included the United Kingdom operations, occurred on December 31, 2022 and resulted in a gain of $96.9 million. The final closing, which included the European Union operations, occurred on July 1, 2023 and resulted in a gain of $18.0 million. Revenues have been adjusted to exclude the carved out financial information for the Business Solutions business to compare the year-over-year changes and trends in the Company's continuing businesses, excluding the effects of this divestiture. While the sale of the Company's Business Solutions business does not qualify for or represent discontinued operations, the Company has also adjusted operating income, beginning in the first quarter of 2022 and concurrent with the sale, to exclude the carved out direct profit of the Business Solutions business. The operations of the Business Solutions business sold continued to be included in Revenues and Operating income until their respective closings. However, between the first and final closings, the Company was required to pay the Buyer a measure of the profits from these operations, while owned by the Company, adjusted for other charges, and this expense was recognized in Other expense, net. Therefore, the Company believes that providing this information enhances investors' understanding of the profitability of the Company's remaining businesses. The Company has also excluded the gain on the sale, net of related taxes, from its results.

(c) Represents the impact from expenses incurred in connection with the Company's acquisition and divestiture activity, including for the review and closing of these transactions. Also includes costs associated with the divestiture of the Business Solutions business, primarily related to severance and non-cash impairments of property and equipment and an operating lease right-of-use asset.

(d) Represents the exit costs incurred in connection with the Company's suspension of its operations in Russia and Belarus primarily related to severance and non-cash impairments of property and equipment, an operating lease right-of-use asset, and other intangible assets.

(e) Represents severance, expenses associated with streamlining the Company's organizational and legal structure, and other expenses associated with the Company's program to redeploy expenses in its cost base through optimizations in vendor management, real estate, marketing, and people strategy as previously announced in October 2022. In 2023 and 2022, expenses incurred under the program also included non-cash impairments of operating lease right-of-use assets and property and equipment. The expenses are not included in the measurement of segment operating income provided to the Chief Operating Decision Maker for purposes of performance assessment and resource allocation. The Company has also excluded a tax benefit directly associated with streamlining the Company's legal structure in 2023 from its measures of adjusted diluted earnings per share.

(f) Represents non-cash reversals of significant uncertain tax positions. While the Company continues to reverse its uncertain tax positions upon settlements with taxing authorities, the lapse of the applicable statute of limitations, and other events, the Company has excluded certain reversals of uncertain tax positions in 2022 because of the significance of these reversals on its reported results.

(g) Represents an installment payment on the tax liability on certain of our previously undistributed earnings pursuant to United States tax reform legislation enacted in December 2017. The Company elected to pay this liability in periodic installments through 2025.

ANNEX B

THE WESTERN UNION COMPANY 2024 LONG-TERM INCENTIVE PLAN

I. INTRODUCTION

1.1. <u>**Purposes**</u>. The purposes of The Western Union Company 2024 Long-Term Incentive Plan (the "Plan") are (i) to advance the interests of The Western Union Company (the "Company") by attracting and retaining high caliber employees, and other key individuals who perform services for the Company, a Subsidiary or an Affiliate, (ii) to align the interests of the Company's stockholders and recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company's growth and success and (iii) to motivate award recipients to act in the long-term best interests of the Company and its stockholders.

1.2. <u>**Definitions**</u>.

"<u>Affiliate</u>" shall mean any entity of which the Company owns or controls, directly or indirectly, less than 50% but at least 20% of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable equity participation and voting power).

"<u>Agreement</u>" shall mean the written or electronic agreement evidencing an award hereunder between the Company and the recipient of such award and shall include any terms and conditions that may apply to such award.

"<u>Board</u>" shall mean the Board of Directors of the Company.

"<u>Cause</u>" shall mean, unless otherwise defined in an Agreement, the willful and continued failure to substantially perform the duties assigned by the Company, a Subsidiary or an Affiliate (other than a failure resulting from the award recipient's disability), the willful engaging in conduct which is demonstrably injurious to the Company, a Subsidiary or an Affiliate (monetarily or otherwise), any act of dishonesty, the commission of a felony, the continued failure to meet performance standards, excessive absenteeism, or a significant violation of any statutory or common law duty of loyalty to the Company, a Subsidiary or an Affiliate.

"<u>Change in Control</u>" shall mean:

(a) the acquisition by any individual, entity or group (a "<u>Person</u>"), including any "person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act, of 35% or more of either (i) the then outstanding shares of common stock of the Company (the "<u>Outstanding Common Stock</u>") or (ii) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "<u>Outstanding Voting Securities</u>"); excluding, however, the following: (A) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of an exercise, conversion or exchange privilege unless the security being so exercised, converted or exchanged was acquired directly from the Company); (B) any acquisition by the Company; (C) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii), and (iii) of subsection (c) of this definition; provided further, that for purposes of clause (B), if any Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company) shall become the beneficial owner of 35% or more of the Outstanding Common Stock or 35% or more of the Outstanding Voting Securities by reason of an acquisition by the Company, and such Person shall, after such acquisition by the Company, become the beneficial owner of any additional shares of the Outstanding Common Stock or any additional Outstanding Voting Securities, such additional beneficial ownership shall constitute a Change in Control;

(b) during any twenty-four (24) month period, the cessation of individuals, who constitute the Board as of the date this Plan is adopted by the Board (the "<u>Incumbent Board</u>"), to constitute at least a majority of such Incumbent Board; provided that any individual who becomes a director of the Company subsequent to the date this Plan is approved by the Board whose

election, or nomination for election by the Company's stockholders, was approved by the vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed a member of the Incumbent Board; and provided further, that any individual who was initially elected as a director of the Company as a result of an actual or threatened solicitation by a Person other than the Board for the purpose of opposing a solicitation by any other Person with respect to the election or removal of directors, or any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall not be deemed a member of the Incumbent Board;

(c) the consummation of a reorganization, merger, statutory share exchange, consolidation or similar form of corporate transaction or the consummation of the sale or other disposition of all or substantially all of the assets of the Company (a "Corporate Transaction"); excluding, however, a Corporate Transaction pursuant to which (i) all or substantially all of the individuals or entities who are the beneficial owners, respectively, of the Outstanding Common Stock and the Outstanding Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 50% of, respectively, the outstanding shares of common stock, and the combined voting power of the outstanding securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or indirectly) in substantially the same proportions relative to each other as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Common Stock and the Outstanding Voting Securities, as the case may be, (ii) no Person (other than: the Company; any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; the corporation resulting from such Corporate Transaction; and any Person which beneficially owned, immediately prior to such Corporate Transaction, directly or indirectly, 35% or more of the Outstanding Common Stock or the Outstanding Voting Securities, as the case may be) will beneficially own, directly or indirectly, 35% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding securities of such corporation entitled to vote generally in the election of directors and (iii) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction; or

(d) the consummation of a plan of complete liquidation or dissolution of the Company.

Solely with respect to any award that constitutes "deferred compensation" subject to Section 409A of the Code and that is payable on account of a Change in Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership", "change in effective control", and/or a "change in the ownership of a substantial portion of assets" of the Company as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time or form of payment that complies with Section 409A of the Code, without altering the definition of Change in Control for purposes of determining whether a participant's rights to such award become vested or otherwise unconditional upon the Change in Control.

"**Code**" shall mean the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"**Committee**" shall mean the Compensation and Benefits Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board, in each case, consisting of two or more members of the Board, each of whom is intended to be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded; provided, however, that in the case of awards granted to Non-Employee Directors, the Board shall serve as the "Committee" and references herein to the "Committee" shall mean the Board with respect to the administration of the Plan for Non-Employee Directors.

"**Common Stock**" shall mean the common stock, par value $0.01 per share, of the Company, and all rights appurtenant thereto.

"**Company**" has the meaning specified in Section 1.1.

"**Corporate Transaction**" shall have the meaning set forth in the definition of "Change in Control" in this Section 1.2.

"**Effective Date**" shall mean the date on which the Plan was approved by the Company's stockholders.

"**Exchange Act**" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Fair Market Value**" shall mean a price that is based on the opening, closing, actual, high, low, or average selling prices of a share of Common Stock reported on the New York Stock Exchange or such other established stock exchange on which the Common Stock is principally traded on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. Unless the Committee determines otherwise, Fair Market Value shall be deemed to be equal to the reported closing transaction price of a share of Common Stock on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the preceding date for which transactions were reported; provided, however, that if the shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Committee in such manner as it deems appropriate and in accordance with Section 409A of the Code.

"**Free-Standing SAR**" shall mean an SAR which is not granted in tandem with, or by reference to, a Stock Option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

"**Incentive Stock Option**" shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, and which is intended by the Committee to constitute an Incentive Stock Option.

"**Incumbent Board**" shall have the meaning set forth in the definition of "Change in Control" in this Section 1.2.

"**Non-Employee Director**" shall mean a member of the Board who is not an officer or employee of the Company or any Subsidiary or Affiliate.

"**Nonqualified Stock Option**" shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

"**Other Stock Award**" shall mean an award granted pursuant to Section 3.4 of the Plan.

"**Outstanding Common Stock**" shall have the meaning set forth in the definition of "Change in Control" in this Section 1.2.

"**Outstanding Voting Securities**" shall have the meaning set forth in the definition of "Change in Control" in this Section 1.2.

"**Performance Award**" shall mean an award conferring a right, contingent upon the attainment of specified Performance Measures within a specified Performance Period, to receive shares of Common Stock, Restricted Stock, Restricted Stock Units, cash, or any combination thereof, as determined by the Committee or as evidenced in the Agreement relating to such Performance Award.

"**Performance Measures**" shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of a Stock Option or SAR, (ii) as a condition to the grant of a Stock Award or (iii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder's interest, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such award, or in the case of a Restricted Stock Unit Award, Performance Award or Other Stock Award, to the holder's receipt of the shares of Common Stock subject to such award or of payment with respect to such award. One or more of the following criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries, business or geographical units or operating areas of the Company (except with respect to the total shareholder return and earnings per share criteria) or individual basis, may be used by the Committee in establishing Performance Measures under this Plan: the attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time; total shareholder return; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; earnings or income of the Company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization ("EBITDA"); EBITDA margin; net income; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, customer retention, business expansion, cost targets, customer satisfaction, productivity,

employee retention, succession management, management of the cost of insurance claims, achievement of regulatory compliance performance goals, measurable marketing effectiveness, achievement of diversity goals, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or such other goals as the Committee may determine whether or not listed herein. Each such goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis, and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a Performance Measure or determining the achievement of a Performance Measure, the Committee may provide that achievement of the applicable Performance Measures may be amended or adjusted to include or exclude components of any Performance Measure, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time.

"Performance Period" shall mean any period designated by the Committee or specified in an Agreement during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

"Person" shall have the meaning set forth in the definition of "Change in Control" set forth in this Section 1.2.

"Plan" shall have the meaning set forth in Section 1.1.

"Prior Plan" shall mean The Western Union Company 2006 Long-Term Incentive Plan, The Western Union Company 2015 Long-Term Incentive Plan, and each other equity plan previously maintained by the Company under which awards remain outstanding as of the Effective Date.

"Related Employment" shall mean the employment or performance of services by an individual for an employer that is neither the Company nor a Subsidiary nor an Affiliate, provided that (i) such employment or performance of services is undertaken by the individual at the request of the Company, a Subsidiary or an Affiliate, (ii) immediately prior to undertaking such employment or performance of services, the individual was employed by or performing service for the Company, a Subsidiary, or an Affiliate or was engaged in Related Employment and (iii) such employment or performance of services is in the best interests of the Company as determined by the Committee and is recognized by the Committee, in its discretion, as Related Employment. The death or Disability of an individual or his or her involuntary termination of employment during a period of Related Employment shall be treated, for purposes of this Plan, as if the death, Disability or involuntary termination had occurred while the individual was employed by or performing services for the Company, a Subsidiary or an Affiliate.

"Restricted Stock" shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

"Restricted Stock Award" shall mean an award of Restricted Stock under this Plan.

"Restricted Stock Unit" shall mean the right to receive one share of Common Stock or, in lieu thereof and to the extent provided for in the Agreement, the Fair Market Value thereof in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"Restricted Stock Unit Award" shall mean an award of Restricted Stock Units under this Plan.

"Restriction Period" shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award or (ii) the vesting conditions applicable to a Restricted Stock Unit Award shall remain in effect.

"SAR" shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

"**Stock Award**" shall mean a Restricted Stock Award, a Restricted Stock Unit Award, or an Other Stock Award.

"**Stock Option**" shall mean a Nonqualified Stock Option or an Incentive Stock Option.

"**Subsidiary**" shall mean any entity of which the Company owns or controls, directly or indirectly, 50% or more of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable equity participation and voting power).

"**Substitute Award**" shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of a Stock Option or SAR.

"**Tandem SAR**" shall mean an SAR which is granted in tandem with, or by reference to, a Stock Option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such Stock Option, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such Stock Option, or portion thereof, which is surrendered.

"**Tax Date**" shall have the meaning set forth in Section 5.5.

"**Ten Percent Holder**" shall have the meaning set forth in Section 2.1(a).

1.3.   **Administration.** This Plan shall be administered by the Committee. The Committee may grant any one or a combination of the following awards under this Plan to eligible persons: (i) Stock Options (in the form of Nonqualified Stock Options or Incentive Stock Options); (ii) SARs (in the form of Free-Standing SARs or Tandem SARs); (iii) Stock Awards (in the form of Restricted Stock Awards, Restricted Stock Unit Awards, or Other Stock Awards); and (iv) Performance Awards.

The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons, and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, and purchase price, exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award.

The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish, amend and revoke rules and regulations it deems necessary or desirable for the administration of this Plan, adopt sub-plans applicable to specific Subsidiaries, Affiliates or locations and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities to the extent permitted under local law. The Committee may require, as a condition to the issuance, exercise, settlement or acceptance of an award under this Plan, that the award recipient agree to mandatory arbitration to settle any disputes relating to such award. All such interpretations, rules, regulations and conditions shall be final, binding and conclusive.

The Committee may delegate some or all of its power and authority hereunder to the Board (or any members thereof) or, subject to applicable law, to a subcommittee of the Board, a member of the Board, the President and Chief Executive Officer or such other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to a member of the Board, the President and Chief Executive Officer or other executive officer of the Company with regard to (x) the selection for participation in this Plan of an officer, Non-Employee Director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, Non-Employee Director or other person and (y) any decision regarding the impact of a Change in Control on awards issued under the Plan.

No member of the Board or Committee, and neither the President and Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the President and Chief Executive Officer or other executive officers shall be entitled to indemnification and

reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Certificate of Incorporation and/or By-laws) and under any directors' and officers' liability insurance that may be in effect from time to time.

A majority of the Committee shall constitute a quorum. The acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by all of the members of the Committee without a meeting.

1.4. Eligibility. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, agents and persons expected to become officers, other employees, Non-Employee Directors, consultants, independent contractors and agents of the Company, its Subsidiaries and its Affiliates, as the Committee in its sole discretion may select from time to time. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. The aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be awarded or granted during any fiscal year of the Company to any Non-Employee Director, for his or her services as a Non-Employee Director, shall not exceed $1,000,000; provided, however, that this limit shall not apply to distributions of previously deferred compensation under a deferred compensation plan maintained by the Company or compensation received by the director in his or her capacity as an officer or employee of the Company.

1.5. Shares Available.

(a) _Plan Share Limit_. Subject to adjustment as provided in Section 5.7 and to all other limits set forth in this Plan, the number of shares of Common Stock that shall initially be available for all awards under this Plan, other than Substitute Awards, shall be (i) 22,300,000 shares plus (ii) any shares of Common Stock that are available for awards under The Western Union Company 2015 Long-Term Incentive Plan as of the Effective Date. Subject to adjustment as provided in Section 5.7 and to all other limits set forth in this Plan, no more than 22,300,000 shares of Common Stock in the aggregate may be issued under this Plan in connection with Incentive Stock Options. The number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by the sum of the aggregate number of shares of Common Stock which become subject to outstanding Stock Options, outstanding Free-Standing SARs, outstanding Stock Awards and outstanding Performance Awards denominated in shares of Common Stock, other than Substitute Awards.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

(b) _Increases_. To the extent that shares of Common Stock subject to an outstanding award granted under this Plan or the Prior Plan, other than Substitute Awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to a Stock Option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related Stock Option) or (ii) the settlement of such award in cash, then such shares of Common Stock shall again be available under this Plan. In addition, shares of Common Stock subject to an award granted under this Plan or the Prior Plan, other than an Option or SAR, shall again become available for issuance under this Plan if such shares are delivered to or withheld by the Company to pay the withholding taxes related to such award. Notwithstanding anything herein to the contrary, shares of Common Stock subject to an award under this Plan or a Prior Plan shall not again be available for issuance under this Plan if such shares are (x) shares that were subject to a Stock Option or a SAR and were not issued or delivered upon the net settlement or net exercise of such Stock Option or SAR, (y) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding Stock Option or SAR or (z) shares repurchased by the Company on the open market with the proceeds of an option exercise.

(c) _Source of Shares_. Shares of Common Stock to be delivered under this Plan shall be made available from authorized but unissued shares, treasury shares, reacquired shares, or any combination thereof.

1.6 Employment. Except as provided otherwise in this Plan or an Agreement, for purposes of this Plan, references to "employment" with the Company or "employment with or service to the Company" shall (i) mean the employment with or service to the Company, a Subsidiary or an Affiliate, including transfers of employment between the Company, a Subsidiary and

an Affiliate and Related Employment and (ii) include service as a Non-Employee Director, consultant, independent contractor or agent. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during any periods during which such participant is on a leave of absence.

II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1. <u>Stock Options</u>. The Committee may, in its discretion, grant Stock Options to such eligible persons as may be selected by the Committee. Each Stock Option, or portion thereof, that is not an Incentive Stock Option shall be a Nonqualified Stock Option. An Incentive Stock Option may not be granted to any person who is not an employee of the Company or any parent or subsidiary (as defined in Section 424 of the Code). Each Incentive Stock Option shall be granted within ten years of the date this Plan is adopted by the Board. To the extent the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or subsidiary as defined in Section 424 of the Code) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Stock Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) <u>Number of Shares and Purchase Price</u>. The number of shares of Common Stock subject to a Stock Option shall be determined by the Committee. The purchase price per share of Common Stock purchasable upon exercise of a Stock Option shall be determined by the Committee; provided, however, that the purchase price per share of Common Stock purchasable upon the exercise of a Stock Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such Stock Option; <u>provided</u>, <u>however</u>, that if an Incentive Stock Option shall be granted to any person who, at the time such Incentive Stock Option is granted, owns capital stock possessing more than ten percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or subsidiary as defined in Section 424 of the Code) (a "<u>Ten Percent Holder</u>"), the purchase price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of a Stock Option that is a Substitute Award, the purchase price per share of the shares of Common Stock subject to such Stock Option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares of Common Stock subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b) <u>Option Period and Exercisability</u>. The period during which a Stock Option may be exercised shall be determined by the Committee; <u>provided</u>, <u>however</u>, that no Stock Option shall be exercised later than ten years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such Incentive Stock Option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of a Stock Option or to the exercisability of all or a portion of a Stock Option. The Committee shall determine whether a Stock Option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable Stock Option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(c) <u>Method of Exercise</u>. A Stock Option may be exercised (i) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the number of whole shares of Common Stock to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having an aggregate Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) except as may be prohibited by applicable law, in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, (E) any other method of payment permitted by the Committee and applicable law, or (F) by a combination of the

foregoing, in each case to the extent set forth in the Agreement relating to the Stock Option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. Any fraction of a share of Common Stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the optionee. No shares of Common Stock and no certificate or other indicia of ownership representing Common Stock shall be delivered until the full purchase price therefor, and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

    2.2. <u>**Stock Appreciation Rights.**</u> The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Agreement relating to a SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

    SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

    (a) <u>Number of SARs and Base Price</u>. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of the related Stock Option. The base price of a Free-Standing SAR shall be determined by the Committee; <u>provided</u>, <u>however</u>, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the Stock Option for which the SAR is exchanged or substituted).

    Notwithstanding the foregoing, in the case of a SAR that is a Substitute Award, the base price per share of the shares of Common Stock subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares of Common Stock subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

    (b) <u>Exercise Period and Exercisability</u>. The Agreement relating to an award of SARs shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. The period for the exercise of a SAR shall be determined by the Committee; <u>provided</u>, <u>however</u>, that (i) no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related Stock Option and (ii) no Free-Standing SAR shall be exercised later than ten years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Common Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates or other indicia of ownership representing such Restricted Stock shall be issued in accordance with Section 3.2(c) or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of a SAR for shares of Common Stock, including Restricted Stock, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR.

    (c) <u>Method of Exercise</u>. A Tandem SAR may be exercised (i) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any Stock Options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.3. **Termination of Employment or Service**. All of the terms relating to the exercise, cancellation or other disposition of a Stock Option or SAR (i) upon a termination of employment with or service to the Company of the holder of such Stock Option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement.

2.4. **No Dividend Equivalents.** Notwithstanding anything in an Agreement to the contrary, the holder of a Stock Option or SAR shall not be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such Stock Option or SAR.

2.5. **Repricing and Discounting.** Other than pursuant to Section 5.7, neither the Board nor the Committee shall without the approval of the Company's stockholders (i) lower the purchase price or base price per share of Common Stock subject to a Stock Option or SAR after it is granted, (ii) cancel a Stock Option or SAR when the purchase price or base price per share of Common Stock subject to such Stock Option or SAR exceeds the Fair Market Value of one share of Common Stock in exchange for cash or another award (other than in connection with a Change in Control), (iii) cancel any previously-granted Stock Option or SAR in exchange for another Stock Option or SAR with a lower purchase price or base price, or (iv) take any other action with respect to a Stock Option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the shares of Common Stock are listed.

III. STOCK AWARDS

3.1. **Stock Awards.** The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to the Stock Award shall specify whether the Stock Award is a Restricted Stock Award, Restricted Stock Unit Award or Other Stock Award.

3.2. **Terms of Restricted Stock Awards**. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) _Number of Shares and Other Terms_. The number of shares of Common Stock subject to a Restricted Stock Award and the Performance Measures (if any) and the Restriction Period applicable to a Restricted Stock Award shall be determined by the Committee.

(b) _Vesting and Forfeiture_. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if specified Performance Measures are satisfied or met during the specified Restriction Period or Performance Period or (ii) if the holder of such award remains continuously in the employment of or service to the Company during the specified Restriction Period or Performance Period, and for the forfeiture of all or a portion of the shares of Common Stock subject to such award (x) if specified Performance Measures are not satisfied or met during the specified Restriction Period or Performance Period or (y) if the holder of such award does not remain continuously in the employment of or service to the Company during the specified Restriction Period or Performance Period.

(c) _Stock Issuance_. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the shares of Common Stock represented thereby is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. As determined by the Committee, all such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of any applicable Performance Measures), in each case subject to the Company's right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) _Rights with Respect to Restricted Stock Awards_. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the Committee's right to cause such Award to be cancelled pursuant to an adjustment under Section 5.7 and the terms and conditions of the Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that a distribution with respect to shares of Common Stock, including a regular cash dividend, shall be deposited with the Company and shall be subject to the same restrictions (including, for the avoidance of doubt, vesting conditions related to continued employment or the achievement of performance-based vesting conditions) as the shares of Common Stock with respect to which such distribution was made.

3.3. **Terms of Restricted Stock Unit Awards** . Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) _Number of Shares and Other Terms_. The number of shares of Common Stock subject to a Restricted Stock Unit Award, including the number of shares that are earned upon the attainment of any specified Performance Measures, and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) _Vesting and Forfeiture_. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period or (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) _Rights and Provisions Applicable to Restricted Stock Unit Awards_. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents with respect to Restricted Stock Units that are subject to vesting conditions (including, for the avoidance of doubt, continued employment or the achievement of performance-based vesting conditions) shall be subject to the same vesting conditions as the underlying awards. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award. No shares of Common Stock and no certificates or other indicia of ownership representing shares of Common Stock that are subject to a Restricted Stock Unit Award shall be issued upon the grant of a Restricted Stock Unit Award. Instead, shares of Common Stock subject to Restricted Stock Unit Awards and the certificates or other indicia of ownership representing such shares of Common Stock shall only be distributed at the time of settlement of such Restricted Stock Unit Awards in accordance with the terms and conditions of this Plan and the Agreement relating to such Restricted Stock Unit Award.

3.4. **Other Stock Awards**. Subject to the limitations set forth in the Plan, the Committee is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock, including without limitation shares of Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of Common Stock issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Committee. The Committee shall determine the terms and conditions of such awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to Other Stock Awards that are subject to vesting conditions shall be subject to the same vesting conditions as the underlying awards.

3.5 **Termination of Employment or Service.** All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement.

IV.   PERFORMANCE AWARDS

4.1.   Performance Awards. The Committee may, in its discretion, make Performance Awards to such eligible persons as may be selected by the Committee.

4.2.   Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a)   Amount of Performance Award and Performance Measures. The Agreement shall set forth the amount of the Performance Award and a description of the Performance Measures and the Performance Period applicable to such Performance Award, as determined by the Committee in its discretion.

(b)   Vesting and Forfeiture. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee in its discretion, for the vesting of a Performance Award, if specified Performance Measures are satisfied during the specified Performance Period, and for the forfeiture of all or a portion of such award, if specified Performance Measures are not satisfied during the specified Performance Period.

(c)   Settlement of Vested Performance Awards. The Agreement relating to a Performance Award (i) shall specify whether a Performance Award may be settled in shares of Common Stock, Restricted Stock, Restricted Stock Units, cash or a combination thereof and (ii) may specify whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividends or dividend equivalents, and, if determined by the Committee, interest on or the deemed reinvestment of any deferred dividends or dividend equivalents, with respect to the number of shares of Common Stock subject to such award, if any; provided, however, any dividends or dividend equivalents with respect to a Performance Award that is subject to vesting conditions (including, for the avoidance of doubt, continued employment or the achievement of performance-based vesting conditions) shall be subject to the same restrictions as such Performance Award. If a Performance Award is settled in shares of Restricted Stock, a certificate or certificates or other indicia of ownership representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the settlement of a Performance Award in shares of Common Stock or Restricted Stock the holder of such award shall have no rights as a stockholder of the Company with respect to any shares of Common Stock subject to such award.

4.3.   Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement.

V.   GENERAL

5.1.   Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval at the Company's 2024 annual meeting of stockholders and, if so approved, the Plan shall become effective as of the Effective Date. Once effective, this Plan shall supersede and replace the Prior Plan; provided, that the Prior Plan shall remain in effect with respect to all outstanding awards granted under the Prior Plan until such awards have been exercised, forfeited, cancelled, expired, or otherwise terminated in accordance with the terms of such awards. This Plan shall terminate as of the first annual meeting of the Company's stockholders to occur on or after the tenth anniversary of the Effective Date, unless terminated earlier by the Board; provided, however, that no Incentive Stock Options shall be granted after the tenth anniversary of the date on which the Plan was approved by the Board. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan.

In the event that this Plan is not approved by the stockholders of the Company, this Plan and any awards hereunder shall be void and of no force or effect.

5.2.   Amendments. The Board or the Committee may amend this Plan in any manner as it shall deem advisable in its sole discretion; provided, however, that no amendment of the Plan shall be effective without stockholder approval if (a) stockholder approval is required by applicable law, rule or regulation, including any rule of the New York Stock Exchange, or any other stock exchange on which the Common Stock is then traded, or (b) such amendment would (i) increase the maximum number of shares of Common Stock available under this Plan (subject to Section 5.7), (ii) modify the prohibitions on the repricing or

discounting of Stock Options and SARs contained in Section 2.5, or (iii) modify the Non-Employee Director compensation limit set forth in Section 1.4 hereof. No amendment of the Plan or an outstanding award may materially impair the rights of a holder (the determination of which shall be made by the Committee in its sole discretion) of an outstanding award without the consent of such holder.

5.3. **Agreement.** The Company may condition an award holder's right (a) to exercise, vest or settle the award and (b) to receive delivery of shares, on the execution and delivery to the Company of the Agreement and the completion of other requirements, including, but not limited to, the execution of a nonsolicitation agreement by the recipient and delivery thereof to the Company. Notwithstanding anything contained herein to the contrary, the Committee may, in its sole discretion and for any reason at any time (including, without limitation, in cases of retirement, death, disability, or other terminations of employment), take action such that (i) any or all outstanding Stock Options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding award shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding award shall lapse and (iv) the Performance Measures applicable to any outstanding award (if any) shall be deemed to be satisfied at the maximum or any other level.

5.4. **Non-Transferability.** No award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such award, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder or pursuant to a domestic relations order, in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an award, each award may be exercised or settled during the holder's lifetime only by the holder or the holder's legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

5.5. **Tax Withholding.** The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local, foreign or other income, social insurance, payroll or other tax-related items which may be required to be withheld or paid in connection with such award. An Agreement may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the "Tax Date") in the amount necessary to satisfy any such obligation, or withhold an amount of cash which would otherwise be payable to a holder, including withholding from wages or other cash compensation otherwise due to the holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company, (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously-owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, in either case equal to the amount necessary to satisfy any such obligation, (D) a cash payment to the Company by a broker-dealer acceptable to the Company to whom the holder has submitted an irrevocable notice of exercise (in the case of a Stock Option) or an irrevocable notice of sale (in the case of a Stock Award), (E) any other method of payment permitted by the Committee and applicable law, or (F) by a combination of the foregoing, in each case to the extent set forth in the Agreement relating to an award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate (or, if permitted by the Company, such other rate as will not cause adverse accounting consequences under the accounting rules then in effect, and is permitted under applicable IRS withholding rules). Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder.

5.6. **Restrictions on Shares.** Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the vesting, exercise or settlement of such award or the delivery of shares thereunder, such award shall not vest, be exercised or settled and such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. In addition, the Committee may condition the grant of an award on compliance with certain listing, registration or other qualifications applicable to the award under any law or any obligation to obtain the consent or approval of a governmental body. The Company may require that certificates or other indicia of ownership evidencing shares

of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.7. __Adjustment.__ In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation or any successor or replacement accounting standard) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding Stock Option and SAR (including the number and class of securities subject to each outstanding Stock Option or SAR and the purchase price or base price per share), the terms of each outstanding Stock Award (including the number and class of securities subject thereto), and the terms of each outstanding Performance Award (including the number and class of securities subject thereto, if applicable) shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Stock Options and SARs in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

5.8. __Change in Control__

(a) __Assumption or Substitution of Certain Awards.__ Unless otherwise provided in an Agreement or an award holder's effective employment, change in control, severance or other similar agreement in effect on the date of grant of the appliable award, in the event of a Change in Control in which the successor company assumes the applicable award or substitutes a replacement award for the applicable award, if an award holder's employment is terminated by the Company without Cause (or otherwise terminates for an eligible reason according to the terms of any Company severance policy applicable to the holder as of the effective date of a Change in Control) during the period commencing as of the effective date of the Change in Control and ending twenty-four months after the effective date of the Change in Control, then effective on the holder's date of termination of employment (i) each outstanding Stock Option and SAR held by such holder shall become fully vested and exercisable, (ii) the Restriction Period applicable to each outstanding award held by such holder shall lapse, and (iii) Performance Awards shall vest or become exercisable or payable in accordance with the applicable Agreements; _provided_, _however_, that awards that provide for a deferral of compensation within the meaning of Section 409A of the Code shall be settled in accordance with the applicable Agreements, subject to the terms of the Plan and Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, each Stock Option or SAR granted to such holder shall remain exercisable by the holder (or his or her legal representative or similar person) until the earlier of (y) the date that ends on the later of (1) one-year following the award holder's termination of employment under this section, (2) the expiration of the applicable post-termination exercise period set forth in the applicable Agreement, (3) the expiration of any post-termination exercise period mandated by local statute, or (4) if an award holder is subject to a severance policy as of the effective date of a Change in Control, the end of the severance period applicable to the holder under such severance policy, or (z) the expiration date of the term of the Stock Option or SAR.

(b) __Awards Not Assumed or Substituted.__ Subject to the terms of the applicable Agreements, in the event of a Change in Control in which the awards are not effectively assumed or substituted in accordance with Section 5.8(a), the Board, as constituted prior to the Change in Control, may, in its discretion:

(i) require that (w) some or all outstanding Stock Options and SARs shall become exercisable in full or in part, (x) the Restriction Period applicable to some or all outstanding Stock Awards shall lapse in full or in part, (y) the Performance Period applicable to some or all outstanding awards shall lapse in full or in part, and/ or (z) the Performance Measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target, maximum or any other level;

(ii) require that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, be substituted for some or all of the shares of Common Stock subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Board in accordance with Section 5.7; and/or

(iii) require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (x) a cash payment or other property in an amount equal to (1) in the case of a Stock Option or an SAR, the aggregate number of shares of Common Stock then subject to the portion of such Stock Option or SAR surrendered, whether or not

vested or exercisable, multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the purchase price or base price per share of Common Stock subject to such Stock Option or SAR, (2) in the case of a Stock Award or a Performance Award denominated in shares of Common Stock, the number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(b)(i), whether or not vested, multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control, and (3) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(b)(i); (ii) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (x) above; or (iii) a combination of the payment of cash or other property pursuant to clause (x) above and the issuance of shares pursuant to clause (y) above.

5.9. Deferrals. The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the exercise or settlement of all or a portion of any award (other than awards of Incentive Stock Options, Nonqualified Stock Options and SARs) made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

5.10. No Right of Participation or Employment . No person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company or affect in any manner the right of the Company to terminate the employment of any person at any time without liability hereunder.

5.11. Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

5.12. Designation of Beneficiary. If permitted by the Committee, the holder of an award may file with the Committee a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death. To the extent an outstanding Stock Option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such Stock Option or SAR to the extent permitted under local law. Each beneficiary designation shall become effective only when filed in writing with the Committee during the holder's lifetime on a form prescribed by the Committee. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Committee of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award hereunder held by such holder, to the extent exercisable, may be exercised by such holder's executor, administrator, legal representative or similar person.

5.13. Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

5.14. Foreign Employees. The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures and to foster and promote achievement of the purposes of this Plan. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, disability or retirement or on termination of employment; available methods of exercise or settlement of an award; payment of income, social insurance contributions and payroll taxes; the withholding procedures and handling of any stock certificates or other indicia of ownership which vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Subsidiaries, Affiliates or locations. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Sections 1.5 and 5.2, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

5.15. <u>Termination of Employment or Service</u> Unless otherwise determined by the Committee, an award holder employed by or providing service to an entity that is a Subsidiary or an Affiliate under this Plan shall be deemed to have terminated employment with or service to the Company for purposes of this Plan on the date that such entity ceases to be a Subsidiary or an Affiliate hereunder.

5.16. <u>Code Section 409A</u>. Notwithstanding anything in this Plan to the contrary (for purposes of this Section 5.16, "Plan" shall include all Agreements under the Plan), the Plan will be construed, administered or deemed amended as necessary to comply with the requirements of Section 409A of the Code to avoid taxation under Section 409A(a)(1) of the Code to the extent subject to Section 409A of the Code. The Committee, in its sole discretion, shall determine the requirements of Section 409A of the Code applicable to the Plan and shall interpret the terms of the Plan consistently therewith. Under no circumstances, however, shall the Company or any Subsidiary or Affiliate or any of its or their employees, officers, directors, service providers or agents have any liability to any person for any taxes, penalties or interest due on amounts paid or payable under the Plan, including any taxes, penalties or interest imposed under Section 409A of the Code. Any payments to award holders pursuant to this Plan are also intended to be exempt from Section 409A of the Code to the maximum extent possible, first, to the extent such payments are scheduled to be paid and are in fact paid during the short-term deferral period, as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4), and then, if applicable, under the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii), and for this purpose each payment shall be considered a separate payment such that the determination of whether a payment qualifies as a short-term deferral shall be made without regard to whether other payments so qualify and the determination of whether a payment qualifies under the separation pay exemption shall be made without regard to any payments which qualify as short-term deferrals. To the extent any amounts under this Plan are payable by reference to an award holder's "termination of employment," such term shall be deemed to refer to the award holder's "separation from service," within the meaning of Section 409A of the Code. Notwithstanding any other provision in this Plan, if an award holder is a "specified employee," as defined in Section 409A of the Code, as of the date of the award holder's separation from service, then to the extent any amount payable under this Plan (i) constitutes the payment of nonqualified deferred compensation, within the meaning of Section 409A of the Code, (ii) is payable upon the award holder's separation from service and (iii) under the terms of this Plan would be payable prior to the six-month anniversary of the award holder's separation from service, such payment shall be delayed until the earlier to occur of (a) the six-month anniversary of the separation from service or (b) the date of the award holder's death.

5.17. <u>Awards Subject to Clawback</u>. Except to the extent prohibited by law, the awards granted under this Plan and any cash payment or Common Stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation the Company's Misconduct Clawback and Forfeiture Policy, the Company's Dodd-Frank Clawback and Forfeiture Policy, and any other policy which the Company may be required to adopt under applicable law or listing standards.

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2023

**Notice of 2024 Annual
Meeting of Stockholders,
Proxy Statement, and
2023 Annual Report**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-32903

Western Union
THE WESTERN UNION COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**20-4531180**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

THE WESTERN UNION COMPANY
7001 East Belleview Avenue
Denver, Colorado 80237
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (866) 405-5012
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value	WU	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐

Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $4.4 billion based on the closing sale price of $11.73 of the common stock as reported on the New York Stock Exchange.

As of February 16, 2024, 342,196,928 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for the 2024 annual meeting of stockholders are incorporated into Part III of this Annual Report on Form 10-K.

Auditor Name: Ernst & Young LLP	Auditor Location: Denver, Colorado

INDEX

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and materials we have filed or will file with the Securities and Exchange Commission ("SEC") (as well as information included in our other written or oral statements) contain or will contain certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "intends," "targets," "anticipates," "believes," "estimates," "guides," "provides guidance," "provides outlook," "projects," "designed to," and other similar expressions or future or conditional verbs such as "may," "will," "should," "would," "could," and "might" are intended to identify such forward-looking statements. Readers of the Annual Report on Form 10-K of The Western Union Company (the "Company," "Western Union," "we," "our," or "us") should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed in Part I, Item 1A, *Risk Factors* and throughout this Annual Report on Form 10-K. The statements are only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement.

Possible events or factors that could cause results or performance to differ materially from those expressed in our forward-looking statements include the following:

Events Related to Our Business and Industry

- changes in general economic conditions and economic conditions in the regions and industries in which we operate, including global economic downturns and trade disruptions, or significantly slower growth or declines in the money transfer, payment service, and other markets in which we operate, including downturns or declines related to interruptions in migration patterns or other events, such as public health emergencies, epidemics, or pandemics, civil unrest, war, terrorism, natural disasters, or non-performance by our banks, lenders, insurers, or other financial services providers;

- failure to compete effectively in the money transfer and payment service industry, including among other things, with respect to price or customer experience, with global and niche or corridor money transfer providers, banks and other money transfer and payment service providers, including digital, mobile and internet-based services, card associations, and card-based payment providers, and with digital currencies and related exchanges and protocols, and other innovations in technology and business models;

- geopolitical tensions, political conditions, and related actions, including trade restrictions and government sanctions, which may adversely affect our business and economic conditions as a whole, including interruptions of United States or other government relations with countries in which we have or are implementing significant business relationships with agents, clients, or other partners;

- deterioration in customer confidence in our business, or in money transfer and payment service providers generally;

- failure to maintain our agent network and business relationships under terms consistent with or more advantageous to us than those currently in place;

- our ability to adopt new technology and develop and gain market acceptance of new and enhanced services in response to changing industry and consumer needs or trends;

- mergers, acquisitions, and the integration of acquired businesses and technologies into our Company, divestitures, and the failure to realize anticipated financial benefits from these transactions, and events requiring us to write down our goodwill;

- decisions to change our business mix;

- changes in, and failure to manage effectively, exposure to foreign exchange rates, including the impact of the regulation of foreign exchange spreads on money transfers;

- changes in tax laws, or their interpretation, any subsequent regulation, and unfavorable resolution of tax contingencies;

- any material breach of security, including cybersecurity, or safeguards of or interruptions in any of our systems or those of our vendors or other third parties;

- cessation of or defects in various services provided to us by third-party vendors;

- our ability to realize the anticipated benefits from restructuring-related initiatives, which may include decisions to downsize or to transition operating activities from one location to another, and to minimize any disruptions in our workforce that may result from those initiatives;

- our ability to attract and retain qualified key employees and to manage our workforce successfully;

- failure to manage credit and fraud risks presented by our agents, clients, and consumers;

- adverse rating actions by credit rating agencies;

- our ability to protect our trademarks, patents, copyrights, and other intellectual property rights, and to defend ourselves against potential intellectual property infringement claims;

- material changes in the market value or liquidity of securities that we hold;

- restrictions imposed by our debt obligations;

Events Related to Our Regulatory and Litigation Environment

- liabilities or loss of business resulting from a failure by us, our agents, or their subagents to comply with laws and regulations and regulatory or judicial interpretations thereof, including laws and regulations designed to protect consumers, or detect and prevent money laundering, terrorist financing, fraud, and other illicit activity;

- increased costs or loss of business due to regulatory initiatives and changes in laws, regulations, and industry practices and standards, including changes in interpretations, in the United States and abroad, affecting us, our agents or their subagents, or the banks with which we or our agents maintain bank accounts needed to provide our services, including related to anti-money laundering regulations, anti-fraud measures, our licensing arrangements, customer due diligence, agent and subagent due diligence, registration and monitoring requirements, consumer protection requirements, remittances, immigration, and sustainability reporting, including climate-related reporting;

- liabilities, increased costs, or loss of business and unanticipated developments resulting from governmental investigations and consent agreements with, or investigations or enforcement actions by, regulators and other government authorities;

- liabilities resulting from litigation, including class-action lawsuits and similar matters, and regulatory enforcement actions, including costs, expenses, settlements, and judgments;

- failure to comply with regulations and evolving industry standards regarding consumer privacy, data use, the transfer of personal data between jurisdictions, and information security;

- failure to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), as well as regulations issued pursuant to it and the actions of the Consumer Financial Protection Bureau ("CFPB") and similar legislation and regulations enacted by other governmental authorities in the United States and abroad related to consumer protection;

- effects of unclaimed property laws or their interpretation or the enforcement thereof;

- failure to maintain sufficient amounts or types of regulatory capital or other restrictions on the use of our working capital to meet the changing requirements of our regulators worldwide;

- changes in accounting standards, rules and interpretations, or industry standards affecting our business;

Other Events

- catastrophic events; and

- management's ability to identify and manage these and other risks.

Item 1. Business

Overview

The Western Union Company (the "Company," "Western Union," "we," "our," or "us") is a leader in cross-border, cross-currency money movement, payments, and digital financial services, empowering consumers, businesses, financial institutions, and governments with fast, reliable, and convenient ways to send money and make payments around the world. Our goal is to offer accessible financial services that help people and communities prosper.

The Western Union® brand is globally recognized and represents speed, reliability, trust, and convenience. Our Consumer Money Transfer service enables people to use our well-recognized brand to send money around the world, usually within minutes. We believe that brand strength and reach of our global network, convenience, reliability, and value have been important to our business. As of December 31, 2023, our global network included agent locations in more than 200 countries and territories and many Western Union branded websites. Each location in our agent network is capable of facilitating a consumer's use of one or more of our services, with the substantial majority offering a Western Union branded service. As of December 31, 2023, approximately 400,000 of our agent locations had conducted money transfer activity in the previous 12 months.

As we continue to seek to meet the needs of our customers for fast, reliable, and convenient global money movement and payment services while focusing on regulatory compliance, we are also working to provide consumers and our business clients with access to an expanding portfolio of financial services and to increase the ways our services can be accessed, including through the launch of our digital wallet in certain countries.

On August 4, 2021, we entered into an agreement to sell our Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC (collectively, "the Buyer"), and the final closing occurred on July 1, 2023. Accordingly, we no longer report Business Solutions revenues and operating expenses after July 1, 2023.

Our Segments

We manage our business around the consumers and businesses we serve and the types of services we offer. Our segments were Consumer Money Transfer (previously Consumer-to-Consumer), Business Solutions, and Consumer Services (previously Other). As discussed above, we completed the sale of our Business Solutions business on July 1, 2023.

Our Consumer Services segment includes our bill payment services which facilitate payments for consumers, businesses, and other organizations, as well as our money order services, retail foreign exchange services, prepaid cards, lending partnerships, and digital wallets. Certain of our corporate costs such as costs related to strategic initiatives, including costs for the review and closing of mergers, acquisitions, and divestitures, are also included in Consumer Services.

The table below presents the components of our consolidated revenue:

	Year Ended December 31,		
	2023	**2022**	**2021**
Consumer Money Transfer	92%	89%	87%
Business Solutions[a]	1%	5%	8%
Consumer Services	7%	6%	5%
	100%	100%	100%

(a) On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to the Buyer, and the final closing for this transaction occurred on July 1, 2023. Accordingly, we will no longer report Business Solutions as a separate segment in future periods.

No individual country or territory outside the United States accounted for more than 10% of our consolidated revenue for each of the years ended December 31, 2023, 2022, and 2021.

See Part I, Item 1A, *Risk Factors,* for a discussion of certain risks relating to our foreign operations.

Consumer Money Transfer

Money transfers from one consumer to another are the core of our business, representing 92% of our total consolidated revenues for 2023. A substantial majority of these transfers were cross-border transactions. Our money transfer service is mainly conducted through our retail agent locations worldwide but also includes our money transfer transactions conducted and funded through websites and mobile applications marketed under our brands ("Branded Digital"). This segment includes five geographic regions whose functions are primarily related to generating, managing, and maintaining agent relationships and localized marketing activities. We include Branded Digital transactions in our regions. By means of common processes and systems, these regions, including Branded Digital, create one interconnected global network for consumer transactions, thereby constituting one Consumer Money Transfer business and one operating segment.

Operations

Our revenues are primarily derived from consideration paid by customers to transfer money. These revenues vary by transaction based upon factors such as channel, send and receive locations, the principal amount sent, and the difference between the exchange rate we set to the customer and a rate available in the wholesale foreign exchange market, when the money transfer involves different send and receive currencies.

In a typical money transfer transaction, a consumer provides information, either at one of our agent or subagent locations or online, specifying, among other things, the name and other identifying information regarding the recipient and the principal amount of the transfer. The consumer also provides funds for the transaction, including fees. Certain of these processes are streamlined for consumers who participate in our loyalty programs or are registered Branded Digital customers. This information is entered into our money transfer system, and the funds are made available for pick-up by the recipient within our system, usually within minutes, in the country or territory specified by the consumer, or paid into the designated account of the recipient. In some jurisdictions, the principal and fees are not collected until after the presentation of our written disclosure that generally identifies the exchange rate and all fees and charges associated with the transaction and the consumer has agreed to the transaction, as described in the disclosure. Consumers then receive a unique identifying number assigned by our system, which the consumer must communicate to the recipient in order to obtain a payout in cash. In this situation, the recipient generally enters an agent location in the designated receiving country or territory, presents the unique identifying number and identification, where applicable, and is paid the transferred amount by our agent based on the information in our system. Recipients generally do not pay a fee. However, in limited circumstances, a tax may be imposed by the local government on the receipt of the money transfer, or a fee may be charged by the recipient's institution related to the use of an account. We determine the fee paid by the sender, which generally is based on the principal amount of the transaction, the send and receive country or territory, and channel.

In a retail transaction, we generally pay our agents a commission based on a percentage of revenue. A commission is usually paid to both the agent that initiated the transaction, the "send agent," and the agent that paid the transaction, the "receive agent." For most agents, the costs of providing the physical infrastructure and staff are typically covered by the agent's primary business (e.g., postal services, banking, check cashing, travel, and retail businesses), making the economics of being a Western Union agent attractive. Western Union's global reach and large consumer base allow us to attract agents we believe to be well-positioned to deliver our services. In a Branded Digital transaction, we typically pay a credit card processor or bank a fee for collecting the principal, and we are also responsible for losses from chargebacks and fraud, in addition to commissions owed to the receive agent in the event of cash payout.

Services

We offer money transfer services in more than 200 countries and territories, with a number of options for sending funds that provide consumers convenience and choice, through both our retail and digital money transfer channels.

- *Retail* - The majority of our remittances constitute retail transactions in which payment is collected by one of our agents and is available for pick-up at another agent location, usually within minutes. We offer a variety of methods for consumers to initiate transactions. In select markets, consumers may stage a transaction either online or using a mobile device and subsequently pay for the transaction at one of our agent locations. Additionally, in certain agent locations, consumers can enter a transaction at a self-service kiosk and subsequently pay for the transaction at the counter of the location.

- *Digital* - In many countries and territories, consumers can initiate a money transfer from a Western Union branded website or mobile application or from sites and applications hosted by our third-party white label or co-branded digital partners.

Consumers can fund a transaction in a variety of ways, in addition to cash. For example, at certain of our agent locations, consumers can fund a transaction using a debit card, and, where available, consumers can fund a money transfer from an account and through an account using an automated teller machine ("ATM"). In digital channels, consumers can generally fund transactions using a credit card, debit card, electronic funds transfer processed through the automated clearing house ("ACH") payment system or similar system outside the United States, online banking direct payment methods, or other bank account-based payment.

We also provide several options for the receipt of funds. At our retail agent locations, consumers generally receive payments in cash. However, in certain countries, our retail agents may also issue a money order or check or provide payout through an ATM. Funds can also be directed to a bank account in many countries, by either the sender or receiver, and in more limited circumstances, can be paid into or directed to a mobile wallet, a stored-value card, or debit card.

Distribution and Marketing Channels

We offer our Consumer Money Transfer services around the world primarily through our global network of agents and subagents in most countries and territories, with approximately 90% of our agent locations being located outside the United States. Our agents facilitate the global distribution and convenience associated with our brands, which in turn helps create demand for our services and helps us to recruit and retain agents. Western Union agents include large networks such as post offices, banks and retailers, and other established organizations as well as smaller independent retail locations, which typically provide other consumer products and services. Many of our agents have multiple locations. Our agents know the markets they serve and leverage this local knowledge to develop business plans for their markets. In some regions, our agents contribute financial resources to, or otherwise support, our efforts to market our services. Many agents operate in locations that are open outside of traditional banking hours, for example on nights and weekends. Our top 40 agents and partners globally have been with us for more than 20 years, on average, and in 2023, these long-standing relationships accounted for transactions that generated nearly 60% of our Consumer Money Transfer revenue. No individual agent or partner accounted for greater than 10% of the segment's revenue during all periods presented.

We provide our agents with access to our multi-currency, real-time money transfer processing systems, which are used to originate and pay money transfers. Our systems and processes enable our agents to pay money transfers in over 130 currencies worldwide. Certain of our agents can pay in multiple currencies at a single location. Our agents provide the point-of-sale presence and facilitate the interface with Western Union required to complete the transfers. Western Union provides central operating functions such as transaction processing, settlement, marketing support, and consumer relationship management to our agents, as well as compliance training and related support. Some of our agents outside the United States manage subagents. We refer to these agents as master agents. Although the subagents are under contract with these master agents (and not with Western Union directly), the subagent locations typically have access to similar technology and services as our other agent locations. Our international agents often customize services as appropriate for their geographic markets. In some markets, individual agents are independently offering specific services such as stored-value card or account payout options.

We have recently started to expand the number of our owned and operated locations and our agent "concept stores," in which we partner with agents who have demonstrated high-quality customer service and expertise in serving particular geographies or corridors. We believe that marginally expanding our owned locations and concept stores in high-density areas will allow us to better control the customer experience, test new products and services, and acquire customers for our digital services at a lower cost.

While we typically perform services under the Western Union brand, in certain geographic regions, we operate under other brands targeted to the local market, such as Vigo and Orlandi Valuta. We market our services to consumers in a number of ways, directly and indirectly through our agents and their subagents, leveraging promotional activities, grassroots, direct-to-consumer communications, digital advertising, and other incentives. We cooperate with various partners around the world to offer a variety of branded, co-branded, and non-Western Union branded money transfer services, including services offered exclusively under the partners' brands. While the terms of these arrangements vary,

these services are often marketed by the third-party partner and offered under the partner's license to provide money transfer services. As a result, the regulatory requirements applicable to us under these arrangements may also vary.

Industry Trends

Trends in the volume of cross-border money transfer activity correlate with migration, global economic opportunity and related employment levels worldwide. A significant trend that continues to impact the money transfer industry is increasing regulation. Regulations in the United States and elsewhere focus, in part, on anti-money laundering, anti-terrorist financing, consumer protection, transparent pricing, consumer privacy, data protection, and information security. Regulations require money transfer providers, banks, and other financial institutions to develop systems to prevent, detect, monitor, and report certain transactions. Such regulations increase the costs to provide money transfer services and can make it more difficult or less desirable for consumers and businesses to use money transfer services, either of which could have an adverse effect on money transfer providers' revenues and operating income. For further discussion of the regulatory impact on our business, see the Regulation discussion in this section, Part I, Item 1A, *Risk Factors*. Additionally, our ability to enter into or maintain exclusive arrangements with our agents has been and may continue to be challenged by both regulators and certain of our current and prospective agents.

We are seeing increased competition from, and increased market acceptance of, electronic, mobile, and internet-based money transfer services as well as digital currencies, including cryptocurrencies. We believe this shift in consumer preference will continue, resulting in an increasing proportion of remittances being sent through digital means in the future.

Competition

We face robust competition in the highly fragmented consumer money transfer industry. We compete with a variety of remittance providers, including:

- *Global money transfer providers* - Global money transfer providers allow consumers to send money to a wide variety of locations, in both their home countries and abroad.

- *Regional money transfer providers* - Regional money transfer providers, or "niche" providers, provide the same services as global money transfer providers, but focus on a smaller group of geographic corridors or services within one region, such as North America to the Caribbean, Central or South America, or Western Europe to North Africa.

- *Digital channels* - Digital service providers, including certain payment providers, allow consumers to send and receive money digitally using the internet or through mobile devices. Digital channels also include digital wallets, digital currencies, including cryptocurrencies, cryptocurrency exchanges, and social media and other predominantly communication or commerce-oriented platforms that offer money transfer services.

- *Banks, postbanks, and post offices* - Banks, postbanks, and post offices of all sizes compete with us in a number of ways, including money transfers, bank transfer and wire services, payment instrument issuances, and card-based services.

- *Informal networks* - Informal networks enable people to transfer funds without formal mechanisms and often without compliance with government reporting requirements.

- *Alternative channels* - Alternative channels for sending and receiving money include mail and commercial courier services and card-based options, such as ATM cards and stored-value cards.

We believe the most significant competitive factors in Consumer Money Transfer remittances relate to the overall consumer value proposition, including brand recognition, trust, reliability, consumer experience, price, speed of delivery, distribution network, variety of send and receive payment methods, and channel options.

Business Solutions

On August 4, 2021, we entered into an agreement to sell our Business Solutions business. The final closing for this transaction occurred on July 1, 2023. Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 4, Divestitures, Investment Activities, and Goodwill for further information related to our Business Solutions divestiture.

Consumer Services

Consumer Services primarily consists of our bill payment services in Argentina and the United States and our money order services. Also included are our retail foreign exchange services, prepaid cards, lending partnerships, and the non-money transfer aspects of our consumer ecosystem, such as our digital wallet, which allows consumers in certain countries to load and spend funds. Consumer Services revenue is derived primarily from transaction fees paid by customers and billers and represented 7% of our total consolidated revenues for 2023. Consumer Services also includes certain corporate costs such as costs related to strategic initiatives, including for the review and closing of mergers, acquisitions, and divestitures.

Our bill payment services provide fast and convenient options for consumers, businesses, and other organizations to make payments, including to utilities, auto finance companies, mortgage servicers, financial service providers, and government agencies. Generally, these bill payment services are initiated by consumers making a cash payment at an agent or a Company-operated location, or making a payment through westernunion.com. We believe our business partners, who receive payments through our services, benefit from their relationship with Western Union, as it provides them with real-time or near real-time posting of their customers' payments. In many circumstances, our relationships with business partners also provide them with an additional source of income and reduce their expenses for handling of payments.

Consumers use our money orders for making purchases, paying bills, and as an alternative to checks. We derive investment income from interest generated on our money order settlement assets, which are primarily held in United States tax-exempt state and municipal debt securities.

For non-money transfer aspects of our consumer ecosystem, we derive income primarily from transaction fees and contractual relationships with partners such as the issuing bank for Western Union-branded prepaid cards.

Intellectual Property

The Western Union trademarks and service marks and the Company's Black & Yellow trade dress are used and/or registered worldwide and are material to our Company. We offer money transfer services under the Western Union®, Vigo®, and Orlandi Valuta® brands. We also provide various payment and other services under many brands and product names, including Pago Fácil®, Quick Collect®, Quick Pay℠, Quick Cash®, and Western Union Convenience Pay®. Our operating results have allowed us to invest significantly each year to support our brands, and in some regions, our agents have also contributed financial resources to assist with marketing our services. Additionally, we own patents and patent applications covering various aspects of our products and services, covering a range of technologies, including those related to money transfer, compliance analytics, fraud prevention, and mobile applications.

Regulation

Our business is subject to a wide range of laws and regulations enacted by the United States federal government, each of the states, many localities, and many other countries and jurisdictions, including the European Union ("EU"). These include increasingly strict legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing, fraud, drug trafficking, human trafficking, and other illicit activity. These also include laws and regulations regarding financial services, consumer disclosure and consumer protection, currency controls, money transfer and payment instrument licensing, payment services, credit and debit cards, electronic payments, unclaimed property, the regulation of competition, consumer privacy, data protection, and information security. Failure by Western Union, our agents or their subagents (agents and subagents are third parties, over whom Western Union has limited legal and practical control), and certain of our service providers to comply with any of these requirements or their interpretation could result in regulatory action, the suspension or revocation of a license or registration required to provide money transfer or payment services, the limitation, suspension or termination of services, changes to our business model, loss of consumer confidence, private class action litigation, the seizure of our assets, and/or the imposition of civil and criminal penalties, including fines and restrictions on our ability to offer services. For example, in early 2017, we entered into a Deferred Prosecution Agreement with the United States Department of Justice and certain United States Attorney's Offices (the "DPA"), a Stipulated Order for Permanent Injunction and Final Judgment (the "FTC Consent Order") with the United States Federal Trade Commission ("FTC"), a Consent to the Assessment of Civil Money Penalty with the Financial Crimes Enforcement Network ("FinCEN") of the United States Department of Treasury, and settlement agreements with various state attorneys general (collectively, the "Joint Settlement Agreements"), and in early 2018, we agreed to a consent order which resolved a matter with the New York State Department of Financial Services (the "NYDFS Consent Order"). For further discussion of these agreements, please see Part I, Item 1A, *Risk Factors - "Our business is the subject of consent agreements with, or investigations or enforcement actions by, regulators and other government authorities."*

Money Transfer and Payment Instrument Licensing and Regulation

Most of our services are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act in the United States, as amended (collectively, the "BSA"), and similar laws and regulations in the United States and abroad. The BSA, among other things, requires money transfer companies and the issuers and sellers of money orders to develop and implement risk-based anti-money laundering programs, to report large cash transactions and suspicious activity, and in some cases, to collect and maintain information about consumers who use their services and maintain other transaction records. In addition to United States federal laws and regulations, many other countries and states impose similar and, in some cases, more stringent requirements. These requirements may also apply to our agents and their subagents. In addition, the United States Department of the Treasury has interpreted the BSA to require money transfer companies to conduct due diligence into and risk-based monitoring of their agents and subagents inside and outside the United States, and certain states in the U.S. also require money transfer companies to conduct similar due diligence reviews. Compliance with anti-money laundering laws and regulations continues to be a focus of regulatory attention, with recent settlement agreements being reached with Western Union, other money transfer providers, and several large financial institutions. For example, in early 2017, we entered into the Joint Settlement Agreements, and in early 2018, we agreed to the NYDFS Consent Order.

Economic and trade sanctions programs administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC") and by certain foreign jurisdictions prohibit or restrict transactions to or from (or dealings with or involving) certain countries, regions, governments, and in certain circumstances, specified foreign nationals, as well as with certain individuals and entities such as narcotics traffickers, terrorists, and terrorist organizations. We provide limited money transfer and payment services to parties in Cuba, Syria, and certain regions of Ukraine in accordance with United States laws authorizing such services, and pursuant to and as authorized by advisory opinions of, or specific or general licenses issued by, OFAC.

In the United States, almost all states license certain of our services, and many exercise authority over the operations of certain aspects of our business and, as part of this authority, regularly examine us. Many states specify the amount and composition of eligible assets that certain of our subsidiaries must hold in order to satisfy our outstanding settlement obligations. In compliance with these regulations, we invest some of the principal of outstanding money orders, money transfers, or payments in highly-rated, investment grade securities, and our use of such investments is restricted to satisfying outstanding settlement obligations. We regularly monitor credit risk and attempt to mitigate our exposure by investing in highly-rated securities. The substantial majority of our investment securities, classified within Settlement assets in the Consolidated Balance Sheets, are held in order to comply with state licensing requirements in the United States and are required to have credit ratings of "A-" or better from a major credit rating agency.

These licensing laws also cover matters such as government approval of controlling shareholders and senior management of our licensed entities, regulatory approval of agents and in some instances their locations, consumer disclosures and the filing of periodic reports by the licensee, and they may require the licensee to demonstrate and maintain certain net worth levels. Many U.S. states also require money transfer providers and their agents to comply with federal and/or state anti-money laundering laws and regulations. There are different shareholding thresholds that may require prior regulatory approval in connection with certain licenses our subsidiaries hold in the United States and outside of the United States. As such, any person who intends to acquire 10% or more of the total equity interest of our Company may be required to obtain prior approval from (or rebut the presumption that such person will become a controlling shareholder with) one or more of our regulators. In addition, certain of our licensed entities are required to make prior notification and seek prior approval from our regulators when certain shareholding thresholds are exceeded.

Outside the United States, our money transfer business is subject to some form of regulation in almost all of the countries and territories in which we offer those services. These laws and regulations may include limitations on what types of entities may offer money transfer services, agent registration requirements, limitations on the amount of principal that can be sent into or out of a country, limitations on the number of money transfers that may be sent or received by a consumer, and controls on the rates of exchange between currencies. They also include laws and regulations intended to detect and prevent money laundering or terrorist financing, including obligations to collect and maintain information about consumers, recordkeeping, reporting and due diligence, and supervision of agents and subagents similar to and in some cases exceeding those required under the BSA. In most countries, either we or our agents are required to obtain licenses or to register with a government authority in order to offer money transfer services, and in certain countries, we must maintain sufficient cash or other funds to satisfy payout obligations in these countries. Where we cooperate with partners around the world to offer money transfer services marketed exclusively under the partners' brands, the regulatory requirements applicable to us may vary.

The majority of our EU business is managed through our Irish payment institution subsidiary, Western Union Payment Services Ireland Limited, which is regulated by the Central Bank of Ireland under the Second EU Payment Services Directive EU 2015/2366 ("PSD2"). PSD2 imposes rules on payment service providers like Western Union, aiming to drive increased competition, innovation, and transparency across the EU payments market, while enhancing consumer protection and the security of internet payments and account access. PSD2: (i) has increased the supervisory powers granted to member states with respect to activities performed by companies such as Western Union, and our agent network, (ii) provides for customer identity verification and authentication measures, and agent monitoring responsibilities, (iii) provides member states with the ability to limit the types, nature, and amount of charges we may assess and increases customer refund rights, and (iv) increases information security and incident reporting responsibilities.

Under our PSD2 license and local EU member states' implementing legislation and associated regulatory supervisory powers, guidelines, and regulatory technical standards, we are responsible for the regulatory compliance of our agents and their subagents. We are also subject to requirements such as capital and safeguarding rules, certain consumer protection requirements, information technology, and operational security risk management requirements, outsourcing oversight requirements, and periodic regulatory examinations similar to those in the United States. These rules have resulted in increased compliance and agent monitoring costs and the increased risk of adverse regulatory action against us resulting from the actions of our agents in those areas. In addition to increasing our compliance costs, PSD2 increased the regulatory supervision and enforcement associated with non-compliance with it and the associated increasing body of applicable European Banking Authority guidelines and regulatory technical standards. PSD2 may also result in increased competition arising from other service providers utilizing the enhanced payment initiation and account information access provisions or by our failure to utilize those provisions to innovate our own service offerings. We continue to monitor the impact on our business of PSD2 and associated regulatory guidelines and technical standards, including indicators of changes in the payment services market such as competition from new payment and electronic money license authorizations, including those by multinational online service and technology companies.

Our European Union digital money transfer business is managed through our Austrian banking subsidiary, which is regulated by the Austrian Financial Market Authority under the Austrian Banking Act. Its digital money transfer business is subject to payment services regulated under PSD2 and local implementing legislation. We also have a payment institution to conduct money remittance in the United Kingdom ("UK"), which was authorized by the Financial Conduct Authority ("FCA") in April 2019 and presently offers retail money transfer services via UK agents and our UK Branded Digital services.

We have developed and continue to enhance our global compliance programs, including our anti-money laundering program, comprised of policies, procedures, systems, and internal controls to monitor and to address various legal and regulatory requirements. In addition, we continue to adapt our business practices and strategies to help us comply with current and evolving legal standards and industry practices, including heightened regulatory focus on compliance with anti-money laundering or fraud prevention requirements. These programs include dedicated compliance personnel, training and monitoring programs, suspicious activity reporting, regulatory outreach and education, and support and guidance to our agent network on regulatory compliance. Our money transfer and payment service networks operate through agents in most countries, and, therefore, there are limitations on our legal and practical ability to completely control those agents' compliance activities.

Regulators worldwide are exercising heightened supervision of money transfer providers and banks' relationships with money transfer providers and requiring increasing efforts to ensure compliance. As a result, we continue to incur significant compliance costs related to customer, agent, and subagent due diligence, verification, transaction approval, disclosure, and reporting requirements, including requirements to report transaction data to a greater extent or frequency than previously required, along with other requirements that have had and will continue to have a negative impact on our financial condition and results of operations.

Government agencies both inside and outside the United States may impose new or additional rules on money transfers affecting us, our agents, or their subagents, including regulations that:

- prohibit, restrict, and/or impose taxes or fees on money transfer transactions in, to, or from certain countries or with certain governments, individuals, and entities;

- impose additional customer identification and customer, agent, and subagent due diligence requirements;

- impose additional reporting or recordkeeping requirements or require enhanced transaction monitoring;

- limit the types of entities capable of providing money transfer services, impose additional licensing or registration requirements on us, our agents, or their subagents, or impose additional requirements on us with regard to selection or oversight of our agents or their subagents;

- impose minimum capital or other financial requirements on us or our agents and their subagents;

- limit or restrict the revenue which may be generated from money transfers, including transaction fees and revenue derived from foreign exchange;

- require enhanced disclosures to our money transfer customers;

- require the principal amount of money transfers originated in a country to be invested in that country or held in a trust until they are paid;

- limit the number or principal amount of money transfers which may be sent to or from a jurisdiction, whether by an individual, through one agent, or in aggregate;

- impose more stringent information technology, cybersecurity, data, and operational security requirements on us or our agents and their subagents, including relating to data transfers and the use of cloud infrastructure;

- impose additional risk management and related governance and oversight requirements, including relating to the outsourcing of services to other group companies or to third parties; and

- prohibit or limit exclusive arrangements with our agents and subagents.

Consumer Protection Regulations

The Dodd-Frank Act created the CFPB, which implements, examines compliance with, and enforces federal consumer protection laws governing financial products and services, including money transfer services. The CFPB has created additional regulatory obligations for us and has the authority to further define participants in markets for consumer financial products and services and examine and supervise us and our larger competitors, including for matters related to unfair, deceptive, or abusive acts and practices. The CFPB's regulations implementing the remittance provisions of the Dodd-Frank Act have affected our business in a variety of areas. These include: (i) a requirement to provide consumers sending funds internationally from the United States enhanced, written, pre-transaction disclosures and transaction receipts, including the disclosure of fees, foreign exchange rates and taxes, (ii) an obligation to resolve various errors, including certain errors that may be outside our control, and (iii) an obligation at a consumer's request to cancel transactions that have not been completed. We have modified certain of our systems, business practices, service offerings, and procedures to comply with these regulations. We also face liability for the failure of our money transfer agents to comply with the rules and have implemented and are continuing to enhance additional policies, procedures, and oversight measures designed to foster compliance by our agents. The extent of our and our agents' implementation of these policies, procedures, and measures may be considered by the CFPB in any action or proceeding against us for noncompliance with the rules by our agents. The CFPB has also implemented a direct portal for gathering information regarding consumer complaints, including with respect to money transfers. The CFPB uses the information collected to help improve its supervision of companies, enforcement of federal consumer financial laws, and writing of rules and regulations. This effort may lead to additional regulations and regulatory scrutiny of our business.

In addition, various jurisdictions in and outside the United States have consumer protection laws and regulations, and numerous governmental agencies are tasked with enforcing those laws and regulations. Consumer protection principles continue to evolve globally, and new or enhanced consumer protection laws and regulations may be adopted. Governmental agencies tasked with enforcing consumer protection laws or regulations are communicating more frequently and coordinating their efforts to protect consumers. As the scope of consumer protection laws and regulations change, we may experience increased costs to comply and other adverse effects to our business.

Derivatives Regulations

Rules adopted under the Dodd-Frank Act by the Commodity Futures Trading Commission (the "CFTC"), as well as the provisions of the European Market Infrastructure Regulation ("EMIR") and its technical standards, which are directly applicable in the member states of the EU, have subjected certain foreign exchange hedging transactions, including certain intercompany hedging transactions and certain of the corporate interest rate hedging transactions we may enter into in the future, to reporting, recordkeeping, and other requirements. Following the departure of the UK from the EU on January 31, 2020 ("Brexit"), EMIR and the European Markets in Financial Instruments Directive ("MiFID II") have been retained as UK law pursuant to the European Union (Withdrawal) Act 2018 UK. Additionally, certain of the corporate interest rate hedging transactions and foreign exchange derivatives transactions we may enter into in the future may be subject to centralized clearing requirements or may be subject to margin requirements in the United States, the EU, and the UK. Other jurisdictions outside of the United States, the EU, and the UK, have implemented, are implementing, or may implement regulations similar to those described above. Derivatives regulations have added costs to our business, and any additional requirements, such as future registration requirements and increased regulation of derivatives contracts, will likely result in additional costs or impact the way we conduct any hedging activities.

Unclaimed Property Regulations

Our Company is subject to unclaimed property laws in the United States and in certain other countries, and our agents are subject to unclaimed property laws in some jurisdictions. These laws require us or our agents, as applicable, to turn over to certain government authorities the property of others held by our Company that has been unclaimed for a specified period of time, such as unpaid money transfers and money orders. We hold property subject to unclaimed property laws, and we have an ongoing program designed to help us comply with these laws. We are subject to audits with regard to our escheatment practices. For further discussion of the risks associated with unclaimed property, see Part I, Item 1A, *Risk Factors* - "*We are subject to unclaimed property laws, and differences between the amounts we have accrued for unclaimed property and amounts that are claimed by a state or foreign jurisdiction could have a significant impact on our results of operations and cash flows.*"

Privacy Regulations and Information Security Standards

We must collect, transfer, disclose, use, and store personal information in order to provide our services. These activities are subject to information security, data privacy, data protection, data breach, and related laws and regulations in the United States, the EU, and most of the other countries in which we provide services. These laws and requirements continue to evolve and may become increasingly challenging to comply with.

In the United States, federal data privacy laws such as the federal Gramm-Leach-Bliley Act and various state laws, such as the California Consumer Privacy Act ("CCPA"), the Colorado Privacy Act ("CPA"), and other data privacy and breach laws, apply to a broad range of financial institutions including money transfer providers like Western Union and to companies that provide services to or on behalf of those institutions. The number of comprehensive state privacy laws continues to grow, creating additional risks and complexity due to variations in each state's law. The United States Federal Trade Commission ("FTC"), which has jurisdiction over companies such as Western Union, has brought numerous enforcement actions, resulting in multi-year settlements and significant fines against companies whose privacy or data security practices allegedly violated the law. The CCPA, CPA, and other state privacy laws impose heightened data privacy requirements on companies that collect information from residents of the particular states and create a broad set of privacy rights and remedies modeled in part on the General Data Protection Regulation ("GDPR"), as discussed below. The FTC, the CFPB, and some states continue to investigate companies' privacy practices including those related to online and mobile applications. Most state laws require notification to be provided to affected individuals, state authorities, and consumer reporting agencies, in the event of a breach of certain types of personal data contained in electronic systems and, in some cases, physical documents. Such notification requirements may be subject to various factors, including the level of encryption, the data elements involved in the incident, and the potential harm to individuals, including consumers, employees, and other individuals. In addition, we are also subject to United States federal reporting requirements in connection with some such incidents.

Increasingly, data protection laws of countries outside of the United States are having a significant impact on our operations and the manner in which we provide our services. The EU has been particularly active in regulating the collection, transfer, disclosure, use, storage, and other processing of personal information, and the EU's approach is

frequently followed by other jurisdictions. The trend in this area is one of increasingly more stringent regulation, particularly with the EU's GDPR. The GDPR imposes obligations upon our businesses and presents the risk of substantially increased penalties for non-compliance, including the possibility of not only fines but also enforcement action that may require an organization to cease certain of its data processing activities. We have incurred and we expect will continue to incur expenses to meet the obligations of the GDPR, which continue to evolve through national and EU case law, guidance and enforcement actions from data protection regulators, and developing best practices. The GDPR and other supranational, national, and provincial laws throughout the world are not uniform, but typically include one or more of the following objectives: (i) regulating the collection, transfer (including in some cases, the transfer outside of the country or region of collection), processing, storage, use and disclosure of personal information, (ii) requiring clear and transparent notice to individuals of the processing of their personal information and our privacy practices, (iii) providing for certain access, correction, deletion, and other privacy and related rights of individuals with respect to their personal information, (iv) restricting the use or disclosure of personal information for secondary purposes such as marketing, and (v) taking appropriate actions to protect the personal information from unauthorized disclosure. A significant number of these data protection laws outside of the United States require us to provide, under certain circumstances, notification to affected individuals, data protection authorities, and/or other regulators in the event of a data breach.

An emerging trend is the increase in data localization laws which require either that personal information be hosted on local servers or that organizations restrict the transfer of personal information outside of national borders. These laws present operational and technology challenges that can require companies to make significant changes to the management of personal information and can increase our costs and impact our ability to process personal information. These laws may also restrict or limit our ability to process transactions using centralized databases, including cloud computing infrastructure and software, for example, by requiring that transactions be processed using a database maintained in a particular country or region.

Data privacy regulations, laws, and industry standards also impose requirements for safeguarding personal information. For further discussion of these risks, see Part I, Item 1A, *Risk Factors - "Breaches of our information security safeguards could adversely affect our ability to operate and could damage our reputation and adversely affect our business, financial condition, results of operations, and cash flows."*

In connection with regulatory requirements to assist in the prevention of money laundering and terrorist financing and other legal obligations and requests, we make information available to certain United States federal, state, and foreign government agencies. In recent years, we have experienced data sharing requests by these agencies, including in connection with efforts to combat money laundering, terrorist financing, fraud, drug trafficking, and human trafficking. During the same period, there has also been increased public attention to the corporate use and disclosure of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security, and consumer privacy. These regulatory and law enforcement goals, and the protection of the individual's right to privacy, may conflict or otherwise present challenges, and the law in these areas is not consistent or settled. The legal, political, and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings, or other events could expose us to increased program costs, liability, and reputational damage.

For further discussion of risks related to current and proposed data privacy and security laws and regulations, see Part I, Item 1A, *Risk Factors - "Current and proposed regulation addressing consumer privacy and data use and security could increase our costs of operations, which could adversely affect our operations, results of operations, and financial condition."*

Banking Regulations

We have subsidiaries that operate under banking licenses granted by the Austrian Financial Market Authority and the Brazilian Central Bank. We are also subject to regulation, examination, and supervision by the New York State Department of Financial Services ("NYDFS"), which has regulatory authority over our subsidiary that holds our Austrian banking license. Further, an Agreement of Supervision with the NYDFS imposes various regulatory requirements including operational limitations, capital requirements, affiliate transaction limitations, and notice and reporting requirements on this entity and its Austrian subsidiary. However, because this entity and its Austrian subsidiary do not exercise banking powers in the United States, we are not subject to the Bank Holding Company Act in the United States.

Other

Some of our services are subject to card association rules and regulations. For example, an independent standards-setting organization, the Payment Card Industry ("PCI") Security Standards Council developed a set of comprehensive requirements concerning payment card account security through the transaction process, called the Payment Card Industry Data Security Standard ("PCI DSS"). All merchants and service providers that store, process and transmit payment card data are required to comply with PCI DSS as a condition to accepting credit cards. We are subject to annual reviews to ensure compliance with PCI regulations worldwide and are subject to fines if we are found to be non-compliant.

Human Capital Management

Our People

As of December 31, 2023, our businesses employed approximately 9,000 individuals, of which approximately 1,400 employees are located inside the United States. Our employees span more than 50 countries.

Attracting, Developing, and Engaging Employees

Recruitment

Our recruitment efforts focus on identifying internal and external talent with skills that are critical to our business strategy, including those individuals with cloud, data architecture, cybersecurity, payment systems, and many other areas of expertise. We actively assess our new talent needs, evaluate the extent to which current staff have those critical skills, and provide development to build these capabilities. Our recruiting team uses multiple channels to find, assess, and hire employees, including channels that focus on diverse candidates.

Training and Professional Development

We invest in our people and their growth. Our talent processes endeavor to strike an appropriate balance between global scale and local responsiveness. Our development and training organization designs or obtains training that can be made available to all regions of our global workforce.

Our employee development philosophy centers around learning and empowerment. To position our people for success, we provide our employees with access to a variety of learning, including self-paced digital and facilitated formats. Employees also gain valuable experiences through on the job learning, special assignments and projects, and coaching and mentoring. We use a variety of assessments to help employees identify and develop areas to both improve current performance as well as areas that prepare them for future opportunities.

Reflecting our commitment to a culture of ethics and compliance, new employees receive mandatory education related to compliance, ethics, privacy, and information security. Existing employees receive continuing education on these same topics every year.

Engagement

We assess employee engagement regularly, and our employee engagement system utilizes periodic surveys, artificial intelligence, and machine learning to help leaders better understand what our employees are thinking, what they value, and what they need. We benchmark our engagement results against global peers to better understand our strengths and areas of opportunity. One of our ongoing goals is to foster greater communication to help ensure that our employees are informed, believe that their concerns are heard, and feel empowered to make decisions. To that end, we have implemented employee engagement and culture teams in certain of our offices worldwide. While each site varies somewhat in its approach, these teams are supported by on-site business leaders to focus on the "culture of the customer," diversity and inclusion, community, the environment, and other issues that are meaningful to employees in those locations.

Diversity, Equity, Inclusion, and Belonging

As a global company operating in more than 200 countries and territories, diversity, equity, inclusion and belonging is central to who we are and an important factor in driving innovation and performance at Western Union. We are focused on diversifying our workforce to align with the communities we serve and create a culture of inclusion and belonging to support retention and career growth. We recognize the strategic importance of inclusion and belonging in our workforce and promote diversity through our talent management practices:

- our policies and practices in hiring, promotion, and compensation;

- encouraging ethical decision-making via our Code of Conduct and ethics training program;

- offering diversity training programs, sponsorship, and mentoring initiatives;

- unconscious bias training;

- goal setting; and

- providing support for grassroots affinity groups and belonging initiatives.

For example, as of December 31, 2023, over 50% of our global workforce were women and 36% of senior management-level and above positions were held by women. Our leadership team has diverse backgrounds, with wide-ranging, global experience. As of February 22, 2024, three out of our seven executive officers were diverse, including one who was female, one who identified as Black/African-American, and one who identified as Hispanic/Latino. In addition, our Board of Directors considers diversity in gender, ethnicity, geography, background, and cultural viewpoints when selecting nominees. As of December 31, 2023, six of our eleven directors were diverse, including four directors who were female and four directors who identified as Hispanic/Latino, Asian, American Indian, or LGBTQ+.

Compensation, Benefits, and Wellness

We seek to provide compensation that motivates, retains, and rewards our employees and attracts future talent. We offer packages designed to inspire the delivery of exceptional performance and results to help us deliver on our business strategy, stockholder commitments, and Company values. To guide our annual compensation assessment, we examine and benchmark market data for countries where we operate, as available data allows.

We strive to achieve equal pay for equal work. We consistently review and update salary ranges and perform internal pay equity reviews, with the goal of developing impartial and competitive pay practices and aligning salaries to local market conditions and cost-of-labor changes. We also offer employees multiple channels to raise pay equity concerns, such as our human resources team, ethics helpline, and legal department.

Our benefit packages aim to support the health and well-being of our employees and their families, including same sex domestic partners in all countries where it is legally permissible. Our benefit packages vary among countries based on laws, cultural norms, and market practices. Benefits generally available to all full-time employees include medical benefits, risk insurance benefits (life, disability, and accidental death and dismemberment), global adoption assistance, our

employee assistance program (counseling, legal, and other professional services), paid leave, a scholarship program available to employees with college-age children, a global recognition and reward program, and business travel assistance and insurance.

Available Information

The Western Union Company is a Delaware corporation, and its principal executive offices are located at 7001 East Belleview Avenue, Denver, CO, 80237, telephone (866) 405-5012. The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the "Investor Relations" portion of the Company's website, www.westernunion.com, as soon as reasonably practical after they are filed with the SEC. The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information filed electronically with the SEC by the Company.

Information About our Executive Officers

As of February 22, 2024, our executive officers consist of the individuals listed below:

Name	Age	Position
Devin McGranahan	54	President, Chief Executive Officer, and Director
Matt Cagwin	49	Executive Vice President, Chief Financial Officer
Benjamin Adams	52	Executive Vice President, Chief Legal Officer
Giovanni Angelini	54	President, Europe and Africa
Cherie Axelrod	58	Executive Vice President, Chief Risk and Compliance Officer
Rodrigo Garcia Estebarena	51	President, North America
Andrew Walker	57	Executive Vice President, Chief Operations Officer

Devin McGranahan is our President and Chief Executive Officer and member of the Company's Board of Directors (from December 2021). Prior to joining Western Union, Mr. McGranahan was with Fiserv, Inc., a global provider of payments and financial services technology solutions, where he served as Executive Vice President, Senior Group President, Global Business Solutions, from 2018 to 2021 and Group President, Billing and Payments Group, from 2016 to 2018. Before joining Fiserv, Mr. McGranahan served as a senior partner at McKinsey & Company, a global management consulting firm. While there, he held a variety of senior management roles, including leader of the global insurance practice from 2013 to 2016 and as a co-chair of the global senior partner election committee from 2013 to 2015. In addition, Mr. McGranahan served as co-leader of the North America financial services practice from 2009 to 2016. He joined McKinsey & Company in 1992 and served in a variety of other leadership positions prior to 2009.

Matt Cagwin is our Executive Vice President, Chief Financial Officer (from January 2023). Mr. Cagwin previously served as our Interim Chief Financial Officer from September 2022 to January 2023. Mr. Cagwin joined the Company in July 2022 as Head of Business Unit Financial Planning and Analysis. Prior to joining the Company, Mr. Cagwin served as Senior Vice President, Chief Financial Officer – Merchant Acceptance of Fiserv, Inc. from 2019 to 2022, in the same role at First Data Corporation from 2018 to 2019, and as Senior Vice President, Corporate Controller and Chief Accounting Officer of First Data Corporation from 2014 to 2018. Prior to his roles at Fiserv and First Data, Mr. Cagwin spent ten years at Coca-Cola Enterprises in a variety of senior management roles, including Vice President and European Controller and Vice President and Assistant Corporate Controller.

Benjamin Adams is our Executive Vice President, Chief Legal Officer (from June 2022) and previously served as our Interim Chief People Officer (from February 2023 to July 2023). Prior to joining the Company, Mr. Adams was Vice President, Legal at PayPal from 2015 to 2022. From 2007 to 2015, Mr. Adams served as Assistant General Counsel, Global Commercial Lead for Microsoft Corporation and held various senior legal positions at Nokia Corporation, including Head of Legal, Americas Region, Head of Legal, India and Emerging Market Services, and Head of Legal, Mergers and Acquisitions.

Giovanni Angelini is our President, Europe and Africa (from September 2022). Mr. Angelini previously served as Head of Global Independent Channels and Senior Vice President and General Manager, Global Money Transfer Consumer Network. Earlier in his career, from 1996 until early 2002, he was a Senior Manager at Bain & Company in Italy. From 2002 to 2011, he served as General Manager of Angelo Costa Group (a former Western Union Master Agent). Following

the acquisition of the Angelo Costa business by Western Union in 2011, Mr. Angelini became CEO of Angelo Costa and Finint, and then Head of Independent Channels, Europe at Western Union.

Cherie Axelrod is our Executive Vice President, Chief Risk and Compliance Officer (from August 2022). Ms. Axelrod previously served as the Company's Chief Auditor from 2018 to 2022. Prior to that, she served as Deputy Chief Compliance Officer and U.S. Settlements Lead from 2016 to 2018 and Director of Project Management – Compliance from 2012, when she joined Western Union. Before joining Western Union, Ms. Axelrod held various roles of increasing responsibility, including divisional Chief Financial Officer for the Consumer and Small Business division of Qwest Communications International, Inc.

Rodrigo Garcia Estebarena is our President, North America (from October 2023), and previously served the Company as President, Latin America and the Caribbean ("LACA") from 2022, Senior Vice President Head of LACA from 2021 to 2022, Vice President Head of Mexico, Caribbean, and Central America from 2017 to 2021, and Vice President and General Manager Mexico from 2014 to 2017. Mr. Estebarena joined Western Union in 2008 as Business Development Regional Director. From 2008 to 2014, Mr. Estebarena held a variety of progressively responsible positions with the Company, including Director of Business Development Stored Value LACA and Director Product Management & New Channels LACA.

Andrew Walker is our Executive Vice President, Chief Operations Officer (from April 2022). Previously, Mr. Walker was Executive Vice President and Chief Administrative Officer at United Services Automobile Association (USAA) from 2020 to 2022 and before that he was Chief Procurement Officer at USAA from 2018 to 2020. Prior to USAA, Mr. Walker was President of Nationwide Bank, a subsidiary to Nationwide where he spent 11 years in a variety of senior management roles, including Senior Vice President, Chief Procurement Officer and Information Technology Chief Financial Officer.

Item 1A. Risk Factors

The following is a summary of certain key risk factors with respect to our Company. You should read this summary together with the more detailed descriptions of risks relating to our Company below.

Risks Relating to Our Business and Industry

- Demand for our services is dependent on a number of factors that could be materially impacted by adverse changes in the global economy.

- We operate in highly competitive and rapidly evolving industries and face competition from a wide variety of service providers.

- Our business depends on consumer confidence and migration patterns, which could be adversely affected by a number of factors, many of which are outside of our control.

- Our Consumer Money Transfer business is highly dependent on our ability to maintain our agent network under terms consistent with or more advantageous than those currently in place.

- Our industry is subject to rapid and significant technological changes.

- We are a global company and accordingly are subject to a number of risks related to our international operations.

- As a company that transfers and retains large amounts of confidential and personal information, we are exposed to risks relating to ensuring such information is not improperly used or disclosed.

- Our ability to provide reliable service largely depends on the efficient and uninterrupted operation of our computer information systems and those of our service providers.

- We may not realize all of the anticipated benefits from restructuring and related initiatives.

- We face credit, liquidity, and fraud risks from our agents, consumers, businesses, and third-party processors.

- Changes in tax laws, including as a result of the Pillar 2 Directive defined and discussed below, or their interpretation, and unfavorable resolution of tax contingencies could adversely affect our tax expense.

- Our ability to remain competitive depends in part on our ability to protect our trademarks, patents, copyrights, and other intellectual property rights and to defend ourselves against potential intellectual property infringement claims.

Risks Relating to Our Regulatory and Litigation Environment

- Our services are subject to increasingly strict legal and regulatory requirements, including those intended to help detect and prevent money laundering, terrorist financing, fraud, drug trafficking, human trafficking, and other illicit activity.

- The laws and regulations governing our business are frequently changing and evolving and could require changes in our business model and increase our costs of operations.

- The changes in our compliance program required by the consent orders and settlement agreements to which we are party have had, and may continue to have, adverse effects on our business.

- Western Union is, and may in the future be, the subject of litigation, including purported class action litigation, and governmental investigations and enforcement actions, which could result in material settlements, judgments,

fines, or penalties. Responding to litigation, investigations or enforcement actions also diverts considerable time and resources from management and, regardless of the outcome, can result in significant legal expense.

There are many factors that affect our business, financial condition, results of operations, and cash flows, some of which are beyond our control. These risks include, but are not limited to, the risks described in detail below. Such risks are grouped according to:

- Risks Relating to Our Business and Industry; and

- Risks Relating to Our Regulatory and Litigation Environment

You should carefully consider all of these risks.

Risks Relating to Our Business and Industry

Risks Relating to our Business Model and Competition

Global economic downturns or slower growth or declines in the money transfer, payment service, and other markets in which we operate, including downturns or declines related to interruptions in migration patterns, and difficult conditions in global financial markets and financial market disruptions could adversely affect our business, financial condition, results of operations, and cash flows.

The global economy has experienced in recent years, and may experience, downturns, volatility and disruption, and we face certain risks relating to such events, including:

- Demand for our services could soften, including due to low consumer confidence, high unemployment, high inflation, changes in foreign exchange rates, changes in monetary policy, reduced global trade, including from trade disruptions or trade restrictions, or other events, such as civil unrest, war, terrorism, natural disasters, including those related to climate change, or public health emergencies or epidemics. For example, in March 2022, we suspended our operations in Russia and Belarus, due to the Russia/Ukraine conflict (the "Conflict"), which has had an adverse effect on our business, financial condition, results of operations, and cash flows. The Conflict has had and is expected to continue to have broader implications to our overall business, including reduced transaction activity in Ukraine. The COVID-19 pandemic has also had an adverse impact on our business.

- Our Consumer Money Transfer business relies in large part on migration, which often brings workers to countries with greater economic opportunities than those available in their native countries. A significant portion of money transfers are sent by international migrants. Migration is affected by (among other factors) overall economic conditions, the availability of job opportunities, changes in immigration laws, restrictions on immigration and travel, and political or other events (such as civil unrest, war, terrorism, natural disasters, or public health emergencies or epidemics) that would make it more difficult for workers to migrate or work abroad. Changes to these factors could adversely affect our remittance volume and could have an adverse effect on our business, financial condition, results of operations, and cash flows.

- Many of our consumers work in industries that may be impacted by deteriorating economic conditions more quickly or significantly than other industries. The prospect of reduced job opportunities, especially in the retail, healthcare, construction, hospitality, and technology industries, or weakness in regional economies could adversely affect the number of money transfer transactions, the principal amounts transferred and correspondingly our results of operations. If general market softness in the economies of countries important to migrant workers occurs, our results of operations could be adversely impacted. Additionally, if our consumer transactions decline, if the amount of money that consumers send per transaction declines, or if migration patterns shift due to weak or deteriorating economic conditions or immigration laws, our financial condition, results of operations, and cash flows may be adversely affected.

- Our agents or clients could experience reduced sales or business as a result of a deterioration in economic conditions. As a result, our agents could reduce their numbers of locations or hours of operation or cease doing business altogether.

- Our exposure to receivables from our agents, consumers, and businesses could impact us. For more information on this risk, see risk factor *"We face credit, liquidity, and fraud risks from our agents, consumers, businesses, and third-party processors that could adversely affect our business, financial condition, results of operations, and cash flows."*

- The market value of the securities in our investment portfolio may substantially decline. The impact of that decline in value may adversely affect our liquidity, financial condition, and results of operations.

- The third-party service providers on whom we depend may experience difficulties in their businesses, which may impair their ability to provide services to us and have a potential impact on our own business. The impact of a change or temporary stoppage of services may have an adverse effect on our business, financial condition, results of operations, and cash flows.

- The counterparties to the derivative financial instruments that we use to reduce our exposure to various market risks, including changes in interest rates and foreign exchange rates, may fail to honor their obligations, which could expose us to risks we had sought to mitigate. That failure could have an adverse effect on our financial condition, results of operations, and cash flows.

- We may be unable to refinance our existing indebtedness or finance our obligations to pay tax on certain of our previously undistributed earnings pursuant to United States tax reform legislation enacted in December 2017 (the "Tax Act") on favorable terms, as such amounts become due, or we may have to refinance or obtain new financing on unfavorable terms, which could require us to dedicate a substantial portion of our cash flow from operations to payments on our debt or tax obligations, thereby reducing funds available for working capital, capital expenditures, acquisitions, share repurchases, dividends, and other purposes.

- Our revolving credit facility with a consortium of banks is one source for funding liquidity needs and also backs our commercial paper program. If any of the banks participating in our credit facility fails to fulfill its lending commitment to us, our short-term liquidity and ability to support borrowings under our commercial paper program could be adversely affected.

- Banks upon which we rely to conduct our business could fail or be unable to satisfy their obligations to us. This could lead to our inability to access funds and/or credit losses for us and could adversely impact our ability to conduct our business.

- Insurers we utilize to mitigate our exposures to litigation and other risks may be unable to or refuse to satisfy their obligations to us, which could have an adverse effect on our liquidity, financial condition, results of operations, and cash flows.

- If market disruption or volatility occurs, we could experience difficulty in accessing capital on favorable terms, and our business, financial condition, results of operations, and cash flows could be adversely impacted.

We face competition from global and niche or corridor money transfer providers, United States and international banks, card associations, card-based payments providers, and a number of other types of service providers, including electronic, mobile and internet-based services, and from digital currencies, including cryptocurrencies and related protocols, and other innovations in technology and business models. Our future success depends on our ability to compete effectively in the industry.

Money transfer and payment services are highly competitive industries which include service providers from a variety of financial and non-financial business groups. Our competitors include consumer money transfer companies, banks and credit unions (including interbank partnerships), card associations, web-based services, mobile money transfer services, payment processors, card-based payments providers such as issuers of e-money, travel cards or stored-value cards, digital

wallets, informal remittance systems, automated teller machine providers and operators, phone payment systems (including mobile phone networks), postal organizations, retailers, check cashers, mail and courier services, currency exchanges, and digital currencies, including cryptocurrencies and cryptocurrency exchanges. These services are differentiated by features and functionalities such as brand recognition, customer service, trust and reliability, distribution network and channel options, convenience, price, speed, variety of payment methods, service offerings and innovation. Our business, distribution network and channel options, such as our digital channels, have been and may continue to be impacted by increased competition, including from new competitors and the consolidation of competitors and the expansion of their services, which could adversely affect our financial condition, results of operations, and cash flows. For example, we have experienced increased competition in money transfers sent and received within the United States from competitors that do not charge a fee to send or receive money through bank accounts. The potential international expansion of these competitors could represent significant competition to us.

Our future success depends on our ability to compete effectively in money transfer and payment services. For example, if we fail to price our services appropriately, consumers may not use our services, which could adversely affect our business and financial results. In addition, we have historically implemented and will likely continue to implement price reductions from time to time, including in 2023, in response to competition and other factors. Price reductions generally reduce margins and adversely affect financial results in the short term and may also adversely affect financial results in the long term if transaction volumes do not increase sufficiently. Further, failure to compete on service differentiation and service quality could significantly affect our future growth potential and results of operations.

As noted below under risk factor *"Risks associated with operations outside the United States and foreign currencies could adversely affect our business, financial condition, results of operations, and cash flows,"* many of our agents outside the United States are national post offices. These entities are often governmental organizations that may enjoy special privileges or protections that could allow them to simultaneously develop their own money transfer businesses. International postal organizations could agree to establish a money transfer network among themselves. Due to the size of these organizations and the number of locations they have, any such network could represent significant competition to us.

If customer confidence in our business or in consumer money transfer and payment service providers generally deteriorates, our business, financial condition, results of operations, and cash flows could be adversely affected.

Our business is built on customer confidence in our brands and our ability to provide fast, reliable money transfer and payment services. Erosion in customer confidence in our business, or in consumer money transfer and payment service providers as a means to transfer money, could adversely impact transaction volumes which would in turn adversely impact our business, financial condition, results of operations, and cash flows.

A number of factors could adversely affect customer confidence in our business, or in consumer money transfer and payment service providers generally, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

- changes or proposed changes in laws or regulations or regulator or judicial interpretation thereof that have the effect of making it more difficult or less desirable to transfer money using consumer money transfer and payment service providers, including additional consumer due diligence, identification, reporting, and recordkeeping requirements;

- the quality of our services and our customer experience, and our ability to meet evolving customer needs and preferences, including consumer preferences related to our Branded Digital services;

- failure of our agents, their subagents, our vendors, or other partners to deliver services in accordance with our requirements;

- reputational concerns resulting from actual or perceived events, including those related to fraud, consumer protection, data breaches, inappropriate use of personal data, or other matters;

- actions by federal, state or foreign regulators that interfere with our ability to transfer consumers' money reliably, for example, attempts to seize money transfer funds, or limit our ability to or prohibit us from transferring money in certain corridors;

- federal, state or foreign legal requirements, including those that require us to provide consumer or transaction data either pursuant to requirements under the Joint Settlement Agreements or other requirements or to a greater extent than is currently required;

- any significant interruption in our systems, including by unauthorized entry and computer viruses, ransomware, fire, natural disaster, power loss, telecommunications failure, terrorism, vendor failure, or disruptions in our workforce; and

- any breach of our computer systems or other data storage facilities, or of certain of our third-party providers, resulting in a compromise of personal or other data.

Many of our money transfer consumers are migrants. Consumer advocacy groups or governmental agencies could consider migrants to be disadvantaged and entitled to protection, enhanced consumer disclosure, or other different treatment. If consumer advocacy groups are able to generate widespread support for actions that are detrimental to our business, then our financial condition, results of operations, and cash flows could be adversely affected.

If we are unable to maintain our agent, subagent, or global business relationships under terms acceptable to us or consistent with those currently in place, including due to increased costs or loss of business as a result of increased compliance requirements or difficulty for us, our agents, or their subagents in establishing or maintaining relationships with banks needed to conduct our services, or if our agents or their subagents fail to comply with our business and technology standards and contract requirements, our business, financial condition, results of operations, and cash flows would be adversely affected.

Most of our Consumer Money Transfer revenue is derived through our agent network. Some of our international agents have subagent relationships in which we are not directly involved. If, due to competition or other reasons, agents or their subagents decide to leave our network, or if we are unable to sign new agents or maintain our agent network under terms acceptable to us or consistent with those currently in place, or if our agents are unable to maintain relationships with or sign new subagents, our revenue and profits may be adversely affected. Agent attrition might occur for a number of reasons, including a competitor engaging an agent, an agent's dissatisfaction with its relationship with us or the revenue derived from that relationship, an agent's or its subagents' unwillingness or inability to comply with our standards or legal requirements, including those related to compliance with anti-money laundering regulations, anti-fraud measures, or agent registration and monitoring requirements or increased costs or loss of business as a result of difficulty for us, our agents, or their subagents in establishing or maintaining relationships with banks needed to conduct our services. For example, the Joint Settlement Agreements and the NYDFS Consent Order subjected us to heightened requirements relating to agent oversight, which resulted in agent attrition, and certain agents decided to leave our network due to reputational concerns related to the Joint Settlement Agreements and the NYDFS Consent Order. Recently, we have had a significant retail agent stop offering our services, and another stopped offering cash-based services at their retail locations. These changes have impacted and will continue to adversely impact our revenue. In addition, agents may generate fewer transactions or less revenue for various reasons, including increased competition, political unrest, changes in the economy, or factors impacting our agents' ability to settle with us, and the cost of maintaining agent or subagent locations has increased and may continue to increase because of enhanced compliance efforts or changes to compliance requirements. Because an agent is a third-party that engages in a variety of activities in addition to providing our services, it may encounter business difficulties unrelated to its provision of our services, which could cause the agent to reduce its number of locations and/or hours of operation, or cease doing business altogether.

Changes in laws regulating competition or in the interpretation of those laws could undermine our ability to enter into or maintain our exclusive arrangements with our current and prospective agents. See risk factor *"Regulatory initiatives and changes in laws, regulations, industry practices and standards, and third-party policies affecting us, our agents or their subagents, or the banks with which we or our agents maintain bank accounts needed to provide our services could require changes in our business model and increase our costs of operations, which could adversely affect our financial condition, results of operations, and liquidity"* below. In addition, certain of our agents and subagents have refused to enter into exclusive arrangements in recent years, including a significant agent in the United States. The inability to enter

into exclusive arrangements or to maintain our exclusive rights in agent contracts in certain situations could adversely affect our business, financial condition, results of operations, and cash flows by, for example, allowing competitors to benefit from the goodwill associated with the Western Union brand at our agent locations.

In our various bill payment services, we provide services for consumers, businesses, and other organizations to make one-time or recurring payments, including to utilities, auto finance companies, mortgage servicers, financial service providers, and government agencies. Our relationships with these businesses and other organizations are a core component of our payment services, and we derive a substantial portion of our revenue from payment services through these relationships. Increased regulation and compliance requirements are impacting these businesses by making it more costly for us to provide our services or by making it more cumbersome for businesses or consumers to do business with us.

As a result of offering our services, our agents may be subject to various taxes, as governments outside the United States have viewed and may continue to view our agents' services as subject to income, withholding, and other taxes. Any such taxes that are levied on our agents could make it less desirable for agents to offer our services, which could result in increased agent attrition, agents ceasing to offer some of our services, or increased costs to maintain our agent network, any of which could have an adverse effect on our business, results of operations, and cash flows.

Our ability to adopt new technology and develop and gain market acceptance of new and enhanced products and services in response to changing industry and regulatory standards and evolving customer needs poses a challenge to our business.

Our industry is subject to rapid and significant technological changes, with the constant introduction of new and enhanced products and services and evolving industry and regulatory standards and consumer needs and preferences. Our ability to enhance our current products and services and introduce new products and services that address these changes has a significant impact on our ability to be successful. We actively seek to respond in a timely manner to changes in customer (both consumer and business) and agent needs and preferences, technology advances, and new and enhanced products and services such as technology-based money transfer and payment services, including internet, digital wallet, other mobile money transfer services, and digital currencies, including cryptocurrencies. Failure to respond timely and well to these challenges could adversely impact our business, financial condition, results of operations, and cash flows. Further, even if we respond well to these challenges, the business and financial models offered by many of these alternative, more technology-reliant means of money transfer and electronic payment solutions may be less advantageous to us than our traditional cash/agent model or our current electronic money transfer model.

Risks associated with operations outside the United States and foreign currencies could adversely affect our business, financial condition, results of operations, and cash flows.

A substantial portion of our revenue is generated in currencies other than the United States dollar. As a result, we are subject to risks associated with changes in the value of our revenues and net monetary assets denominated in foreign currencies. For example, a considerable portion of our revenue is generated in the euro. In an environment of a rising United States dollar relative to the euro, the value of our euro-denominated revenue, operating income and net monetary assets would be reduced when translated into United States dollars for inclusion in our financial statements. Some of these adverse financial effects may be partially mitigated by foreign currency hedging activities. In an environment of a declining United States dollar relative to the euro, some of the translation benefits on our reported financial results could be limited by the impact of foreign currency hedging activities. We are also subject to changes in the value of other foreign currencies.

We operate in almost all developing markets throughout the world. In many of these markets, our foreign currency exposure is limited because most transactions are receive transactions, and we currently reimburse the significant majority of our agents in United States dollars, Mexican pesos, or euros for the payment of these transactions. However, in certain of these developing markets we settle transactions in local currencies and generate revenue from send transactions. Our exposure to foreign currency fluctuations in those markets is increased as these fluctuations impact our revenues and operating income.

We utilize a variety of planning and financial strategies to help ensure that our worldwide cash is available where needed, including decisions related to the amounts, timing, and manner by which cash is repatriated or otherwise made available from our international subsidiaries. Changes in the amounts, timing, and manner by which cash is repatriated (or deemed repatriated) or otherwise made available from our international subsidiaries, including changes arising from new

legal or tax rules, disagreements with legal or tax authorities concerning existing rules that are ultimately resolved in their favor, or changes in our operations or business, could result in material adverse effects on our financial condition, results of operations, and cash flows including our ability to pay future dividends or make share repurchases. For further discussion regarding the risk that our future effective tax rates could be adversely impacted by changes in tax laws, both domestically and internationally, see risk factor "*Changes in tax laws, or their interpretation, and unfavorable resolution of tax contingencies could adversely affect our tax expense*" below.

Money transfers and payments to, from, within, or between countries may be limited or prohibited by law. At times in the past, we have been required to cease operations in particular countries due to political uncertainties or government restrictions imposed by foreign governments or the United States. Government sanctions imposed with respect to Russia and Ukraine in February 2022 impacted our ability to offer services in the region, and in March 2022, we voluntarily suspended our operations in Russia and Belarus due to the Conflict. Further or prolonged instability or tension in Russia, Ukraine, and the surrounding region could also cause us to adjust our operating model, which would increase our costs of operations. Occasionally agents or their subagents have been required by their regulators to cease offering our services; see risk factor "*Regulatory initiatives and changes in laws, regulations, industry practices and standards, and third-party policies affecting us, our agents or their subagents, or the banks with which we or our agents maintain bank accounts needed to provide our services could require changes in our business model and increase our costs of operations, which could adversely affect our financial condition, results of operations, and liquidity*" below. Additionally, economic or political instability or natural disasters may make money transfers to, from, within, or between particular countries difficult or impossible, such as when banks are closed, when currency devaluation makes exchange rates difficult to manage or when natural disasters or civil unrest makes access to agent locations unsafe. These risks could negatively impact our ability to offer our services, to make payments to or receive payments from international agents or our subsidiaries or to recoup funds that have been advanced to international agents or are held by our subsidiaries, and as a result could adversely affect our business, financial condition, results of operations, and cash flows. In addition, the general state of telecommunications and infrastructure in some lesser developed countries, including countries where we have a large number of transactions, creates operational risks for us and our agents that generally are not present in our operations in the United States and other more developed countries.

Rules implemented by regulators may also restrict our ability to distribute excess cash balances from our subsidiaries. For example, in connection with our decision to suspend operations in Russia and Belarus, we sought to distribute excess cash balances held in our Russian subsidiary. While we continue to pursue distribution opportunities, Russian presidential decrees currently prevent us from extracting the excess capital within our Russian subsidiary. Currently, our Russian subsidiary holds approximately $14 million of excess cash balances, in addition to approximately $4 million of cash held to maintain its credit institution license. We have classified the excess cash balances as restricted cash, included within Other assets in our Consolidated Balance Sheets as of December 31, 2023. An inability to utilize or distribute excess cash from our Russian subsidiary or our other subsidiaries could have an adverse effect on our financial condition, results of operations, and cash flows.

Many of our agents outside the United States are post offices, which are often owned and operated by national governments. These governments may decide to change the terms under which they allow post offices to offer remittances and other financial services. For example, governments may decide to separate financial service operations from postal operations or mandate the creation or privatization of a "post bank," which could result in the loss of agent locations, or they may require multiple service providers in their network. These changes could have an adverse effect on our ability to distribute or offer our services in countries that are material to our business.

We face credit, liquidity and fraud risks from our agents, consumers, businesses, and third-party processors that could adversely affect our business, financial condition, results of operations, and cash flows.

The significant majority of our Consumer Money Transfer activity and our bill payment and money order activity is conducted through agents that provide our services to consumers at their retail locations. These agents sell our services, collect funds from consumers, and are required to pay the proceeds from these transactions to us. As a result, we have credit exposure to our agents. In some countries, our agent networks include master agents that establish subagent relationships; these agents must collect funds from their subagents in order to pay us. We are generally not insured against credit losses, except in certain circumstances related to agent theft or fraud. If an agent becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay money order, money transfer or payment services proceeds to us, we must nonetheless pay the money order or complete the money transfer or payment services on behalf of the consumer.

The liquidity of our agents and other parties we transact with directly, including merchant acquirers, is necessary for our business to remain strong and to continue to provide our services. If our agents or other partners fail to settle with us in a timely manner, our liquidity could be affected.

From time to time, we have made, and may in the future make, advances to our agents and disbursement partners. We often owe settlement funds payable to these agents that offset these advances. However, the failure of these borrowing agents and disbursement partners to repay these advances constitutes a credit risk to us.

In many countries, we offer consumers the ability to transfer money utilizing their bank account or credit or debit card via websites and mobile devices. These transactions have experienced and continue to experience a greater risk of fraud and higher fraud losses than transactions initiated at agent locations. Additionally, money transfers funded by ACH, or similar methods, are not preauthorized by the sender's bank and carry the risk that the account may not exist or have sufficient funds to cover the transaction. We apply verification and other tools to help authenticate transactions and protect against fraud. However, these tools are not always successful in protecting us against fraud. As the merchant of these transactions, we may bear the financial risk of the full amount sent in some of the fraudulent transactions. Issuers of credit and debit cards may also incur losses due to fraudulent transactions through our distribution channels and may elect to block transactions by their cardholders in these channels with or without notice. We may be subject to additional fees or penalties if the amount of chargebacks exceeds a certain percentage of our transaction volume. Such fees and penalties increase over time if we do not take effective action to reduce chargebacks below the threshold, and if chargeback levels are not ultimately reduced to acceptable levels, our merchant accounts could be suspended or revoked, which would adversely affect our results of operations.

To help ensure availability of our worldwide cash where needed, we utilize a variety of planning and financial strategies, including decisions related to the amounts, timing, and manner by which cash is repatriated or otherwise made available from our international subsidiaries. These decisions can influence our overall tax rate and impact our total liquidity. Our overall liquidity may also be impacted by regulations or their interpretations that, if fully enacted or implemented, could require us to exchange collateral in connection with our derivative financial instruments used to hedge our exposures arising in connection with changes to foreign currency exchange and interest rates.

Risks Relating to Cybersecurity and Third-Party Vendors

Breaches of our information security safeguards could adversely affect our ability to operate and could damage our reputation and adversely affect our business, financial condition, results of operations, and cash flows.

As part of our business, we collect, transfer, and retain confidential and personal information about consumers, business customer representatives, employees, applicants, agents and other individuals. With our services being offered in more than 200 countries and territories, these activities are subject to laws and regulations in the United States and many other jurisdictions; see risk factor *"Current and proposed regulation addressing consumer privacy and data use and security could increase our costs of operations, which could adversely affect our operations, results of operations, and financial condition"* below. The requirements imposed by these laws and regulations, which often differ materially among the many jurisdictions in which we operate and may impact our business operations, are designed to protect the privacy and security of personal information, to prevent that information from being inappropriately accessed, used, or disclosed, and to protect financial services providers and other regulated entities and their customers, as well as information technology systems, from cyber attacks. Although we strive to develop and maintain administrative, technical, and physical safeguards designed to comply with applicable legal requirements, it is nonetheless possible that hackers, employees acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, as well as to improperly access, obtain, misuse, or disclose sensitive business information or personal information about our consumers, business customer representatives, employees, applicants, agents or others. It is also possible that any of our third-party service providers or agents could experience a cybersecurity incident or intentionally or inadvertently use, disclose, or make available sensitive business or personal information to unauthorized parties in violation of law or its contract with us. Such risk of a third-party service provider or agent's cybersecurity or other data incident is significant as much of our data and our customers' data is collected and stored by our agents and other third parties, including providers of cloud-based software services. Security incidents have the potential to impose material costs on the Company and, despite measures that the Company takes to prevent and mitigate such incidents, there can be no assurance that security incidents will not occur in the future. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly

changing and evolving and may be difficult to anticipate or to detect for significant periods of time. Additionally, transactions undertaken through our websites or other digital channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of sensitive business information or the personal information of consumers, business customer representatives, employees, applicants, agents, or other individuals, could result in material costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, damage our reputation, and adversely affect our business, financial condition, results of operations, and cash flows.

Interruptions in our systems, including as a result of cyber attacks, or disruptions in our workforce may have a significant adverse effect on our business.

Our ability to provide reliable service depends on the efficient and uninterrupted operation of our computer information systems and those of our service providers. Any significant interruptions could harm our business and reputation and result in a loss of business. These systems and operations could be exposed to damage or interruption from unauthorized entry and computer viruses, ransomware, fire, natural disaster, power loss, telecommunications failure, war, terrorism, vendor failure, or other causes, many of which may be beyond our control or that of our service providers. The frequency and intensity of weather events related to climate change are increasing, which could increase the likelihood and severity of natural disasters as well as related damage and business interruption. Additionally, any significant damage or interruptions in the computer information systems of our agents or other partners could result in a disruption in providing our services to consumers at their locations. Further, we and our vendors have been, and continue to be, the subject of cyber attacks, including distributed denial of service and ransomware attacks. These attackers and attacks are increasingly sophisticated and primarily aimed at either interrupting our business or exploiting information security vulnerabilities, both of which expose us to financial losses. Historically, none of these attacks or breaches has individually or in the aggregate resulted in any material liability to us or any material damage to our reputation. Disruptions related to cybersecurity have not caused any material interruption to our business, strategy, results of operations, or financial condition. There can be no assurance that such attacks will not have a material adverse impact on the Company in the future. The safeguards we have designed to help prevent future security incidents and systems disruptions and to comply with applicable legal requirements may not be successful, and we may experience material security incidents, disruptions, or other problems in the future. For more information on our policies and procedures surrounding cybersecurity, see Part I, Item 1C, *Cybersecurity*. We also may experience software defects, development delays, installation difficulties and other systems problems, which could harm our business and reputation and expose us to potential liability which may not be fully covered by our business interruption insurance. In addition, hardware, software, or applications that we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. These applications may not be sufficient to address technological advances, regulatory requirements, changing market conditions, or other developments. In addition, any work stoppages or other labor actions by employees, the significant majority of whom are located outside the United States, could adversely affect our business.

We receive services from third-party vendors that would be difficult to replace if those vendors ceased providing such services adequately or at all. Cessation of or defects in various services provided to us by third-party vendors could cause temporary disruption to our business.

Some services relating to our business, such as cloud-based software service providers, software application support, the development, hosting, and maintenance of our operating systems, merchant acquiring services, call center services, check clearing, processing of returned checks, and other operating activities are outsourced to third-party vendors, which would be difficult to replace quickly. If our third-party vendors were unwilling or unable to provide us with these services in the future, due to system outages, labor shortages, or otherwise, our business and operations could be adversely affected.

Risks Relating to Acquisitions, Divestitures, and Restructuring Activities

Acquisitions and integration of new businesses create risks and may affect operating results.

We have acquired and may acquire businesses both inside and outside the United States. If we or our reporting units do not generate operating cash flows at levels consistent with our expectations, we may be required to write down the goodwill on our balance sheet, which could have a significant adverse impact on our financial condition and results of operations.

In addition to the risk of goodwill impairment, the acquisition and integration of businesses involve a number of other risks. The core risks involve valuation (negotiating a fair price for the business based on inherently limited due diligence) and integration (managing the complex process of integrating the acquired company's people, products and services, technology and other assets in an effort to realize the projected value of the acquired company and the projected synergies of the acquisition). Another risk is the need in some cases to improve regulatory compliance; see "Risks Relating to Our Regulatory and Litigation Environment" below. Acquisitions often involve additional or increased risks including, for example:

- realizing the anticipated financial benefits from these acquisitions and where necessary, improving internal controls of these acquired businesses;

- complying with regulatory requirements, including those particular to the industry and jurisdiction of the acquired business;

- managing multi-jurisdictional operating and financing structures, including complexities associated with the investment and return of capital and the understanding and calculation of tax obligations;

- managing geographically separated organizations, systems and facilities and integrating personnel with diverse business backgrounds and organizational cultures;

- integrating the acquired technologies into our Company;

- obtaining and enforcing intellectual property rights in some foreign countries;

- entering new markets with the services of the acquired businesses; and

- general economic and political conditions, including legal and other barriers to cross-border investment in general, or by United States companies in particular.

Integrating operations could cause an interruption of, or divert resources from, one or more of our businesses and could result in the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with an acquisition and the integration of the acquired company's operations could have an adverse effect on our business, financial condition, results of operations, and cash flows.

Divestitures and contingent liabilities from divested businesses could adversely affect our business and financial results.

We continually evaluate the performance and strategic fit of all of our businesses and may sell businesses or product lines. For example, on July 1, 2023, we completed the sale of our Business Solutions business, as previously discussed. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain contingent liabilities related to the divested business. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated, which could result in significant asset impairment charges, including those related to goodwill and other intangible assets, that could have a material adverse effect on our financial condition and results of operations. In addition, we may experience greater dis-synergies than expected, the impact of the divestiture on our revenue growth may be larger than projected, and some divestitures may be dilutive to earnings, including the sale of our Business Solutions business. There can be no assurance whether the strategic benefits and expected financial impact of the divestiture will be achieved. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows.

We may not realize all of the anticipated benefits from restructuring and other related initiatives, which may include decisions to downsize or to transition operating activities from one location to another, and we may experience disruptions in our workforce as a result of those initiatives.

Over the past few years, we have been engaged in restructuring actions and activities associated with business transformation, productivity improvement initiatives, and expense reduction measures. For example, in October 2022, we announced an operating expense redeployment program which aims to redeploy approximately $150 million in expenses in our cost base through 2027, accomplished through optimizations in vendor management, our real estate footprint, marketing, and people costs. We may implement additional initiatives in future periods. While these initiatives are designed to increase operational effectiveness and productivity and allow us to invest in strategic initiatives, there can be no assurance that the anticipated benefits will be realized, and the costs to implement such initiatives may be greater than expected. In addition, these initiatives have resulted and will likely result in the loss of personnel, some of whom may support significant systems or operations, and may make it more difficult to attract and retain key personnel, any of which could negatively impact our results of operations. Consequently, these initiatives could result in a disruption to our workforce. If we do not realize the anticipated benefits from these or similar initiatives, the costs to implement future initiatives are greater than expected, or if the actions result in a disruption to our workforce greater than anticipated, our business, financial condition, results of operations, and cash flows could be adversely affected.

General Risks

Changes in tax laws, or their interpretation, and unfavorable resolution of tax contingencies could adversely affect our tax expense.

Our future effective tax rates and corresponding effects on our financial condition, results of operations and cash flows could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. Among other things, the Tax Act imposes a tax on certain previously undistributed foreign earnings, establishes minimum taxes related to certain payments deemed to erode the United States tax base, and retains and expands United States taxation on a broad range of foreign earnings (whether or not the earnings have been repatriated) while effectively exempting certain types of foreign earnings from United States tax. In August 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") which, among other provisions, implemented a 15% minimum tax on book income of certain large corporations. Based on our evaluation of the IRA, we do not believe we will be subject to the 15% book minimum tax in the near term. However, we will continue to monitor the application of the minimum tax in future periods.

Additionally, the Organization for Economic Co-Operation and Development ("OECD") has asked countries around the globe to act to prevent what it refers to as base erosion and profit shifting ("BEPS"). The OECD considers BEPS to refer to tax planning strategies that shift, perhaps artificially, profits across borders to take advantage of differing tax laws and rates among countries. In 2021, the OECD, through an association of almost 140 countries known as the "inclusive

framework," announced a consensus around further changes in traditional international tax principles ("BEPS 2.0") to address, among other things, perceived challenges presented by global digital commerce ("Pillar 1") and the perceived need for a minimum global effective tax rate of 15% ("Pillar 2"). On December 15, 2022, the European Union formally adopted a Pillar 2 Directive and many EU member states have transposed the Pillar 2 Directive into domestic law, with portions taking effect from 2024. Many non-EU countries have taken or are considering similar actions, with varying effective dates. We are closely monitoring developments and evaluating the impact of these rules in jurisdictions that have enacted or have draft Pillar 2 legislation. We will continue to monitor Pillar 2 developments and assess the extent to which Pillar 2 may materially impact our financial condition, results of operations, and cash flows.

Our tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and foreign taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting our results of operations. We have established contingency reserves for a variety of material, known tax exposures. As of December 31, 2023, the total amount of unrecognized tax benefits was a liability of $244.8 million, including accrued interest and penalties, net of related items. Our reserves reflect our judgment as to the resolution of the issues involved if subject to judicial review. While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve, and such resolution could have a material effect on our effective tax rate, financial condition, results of operations, and cash flows in the current period and/or future periods. With respect to these reserves, our income tax expense would include: (i) any changes in tax reserves arising from material changes in the facts and circumstances (i.e., new information) surrounding a tax issue during the period and (ii) any difference from our tax position as recorded in the financial statements and the final resolution of a tax issue during the period. Such resolution could increase or decrease income tax expense in our consolidated financial statements in future periods and could impact our operating cash flows.

Our business, financial condition, results of operations, and cash flows could be harmed by adverse rating actions by credit rating agencies.

Downgrades in our credit ratings, or their review or revision to a negative outlook, could adversely affect our business, financial condition, results of operations, and cash flows, and could damage perceptions of our financial strength, which could adversely affect our relationships with our agents, particularly those agents that are financial institutions or post offices, and our banking and other business relationships. In addition, adverse ratings actions could result in regulators imposing additional capital and other requirements on us, including imposing restrictions on the ability of our regulated subsidiaries to pay dividends. Also, a downgrade below investment grade will increase our interest expense under certain of our notes and our revolving credit facility, and any significant downgrade could increase our costs of borrowing money more generally or adversely impact or eliminate our access to the commercial paper market, each of which could adversely affect our business, financial condition, results of operations, and cash flows.

There can be no guarantee that we will continue to make dividend payments or repurchase stock.

For risks associated with our ability to continue to make dividend payments or repurchase shares, please see Part II, Item 5, *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our ability to remain competitive depends in part on our ability to protect our trademarks, patents, copyrights, and other intellectual property rights and to defend ourselves against potential intellectual property infringement claims.

The Western Union brands, which are protected by trademark registrations in many countries, are material to our Company. The loss of the Western Union® trademark or a diminution in the perceived quality of products or services associated with the names would harm our business. Similar to the Western Union® trademarks, the Vigo®, Orlandi Valuta®, Pago Fácil®, Quick Collect®, Quick Pay℠, Quick Cash®, Western Union Convenience Pay®, and other trademarks and service marks are also important to our Company, and a loss of the service mark or trademarks or a diminution in the perceived quality associated with these names could harm our business.

Our intellectual property rights are an important element in the value of our business. Our failure to take appropriate actions against those who infringe upon our intellectual property could adversely affect our business, financial condition, results of operations, and cash flows.

The laws of certain foreign countries in which we do business do not always protect intellectual property rights to the same extent as do the laws of the United States. Adverse determinations in judicial or administrative proceedings in the United States or in foreign countries could impair our ability to sell our products or services or license or protect our intellectual property, which could adversely affect our business, financial condition, results of operations, and cash flows.

We own patents and patent applications covering various aspects of our processes and services. We have been, are and in the future may be, subject to claims alleging that our platform, mobile application, or other products and services infringe third-party intellectual property or other proprietary rights, both inside and outside the United States. Unfavorable resolution of these claims could require us to change how we deliver or promote a service, result in significant financial consequences, or both, which could adversely affect our business, financial condition, results of operations, and cash flows.

Material changes in the market value or liquidity of the securities we hold may adversely affect our results of operations and financial condition.

As of December 31, 2023, we held $1.5 billion in investment securities, the majority of which are state and municipal debt securities. The majority of this money represents the principal of money orders issued by us to consumers primarily in the United States and money transfers sent by consumers. We regularly monitor our credit risk and attempt to mitigate our exposure by investing in highly-rated securities and by diversifying our investments. Despite those measures, it is possible that the value of our portfolio may decline in the future due to any number of factors, including general market conditions, credit issues, the viability of the issuer of the security, failure by an investment manager to manage the investment portfolio consistently with investment mandates, or increases in interest rates. Any such decline in value may adversely affect our results of operations and financial condition.

We have substantial debt and other obligations that could restrict our operations.

As of December 31, 2023, we had approximately $2.5 billion in consolidated indebtedness, and we may also incur additional indebtedness in the future. Furthermore, the Tax Act imposes a tax on certain of our previously undistributed foreign earnings, which we have elected to pay in periodic installments through 2025.

Our indebtedness and tax obligations could have adverse consequences, including:

- limiting our ability to pay dividends to our stockholders or to repurchase stock consistent with our historical practices;

- increasing our vulnerability to changing economic, regulatory and industry conditions;

- limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

- limiting our ability to borrow additional funds; and

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt or tax obligations, thereby reducing funds available for working capital, capital expenditures, acquisitions, and other purposes.

Failure to attract, retain, and develop the key employees we need to support our objectives could have a material adverse impact on our business.

Much of our success depends on our ability to attract, retain, and develop key employees. Qualified individuals with experience in our industry are in high demand and we have faced and will continue to face competition globally to attract and retain a diverse workforce with skills that are critical to our success. In addition, legal or enforcement actions against compliance and other personnel in the money transfer industry may affect our ability to attract and retain key employees. Further, any failure to have in place and execute an effective succession plan for key employees could harm our business.

Risks Relating to Our Regulatory and Litigation Environment

As described under Part I, Item 1, *Business*, our business is subject to a wide range of laws and regulations enacted by the United States federal government, each of the states (including licensing requirements), many localities and many other countries and jurisdictions. Laws and regulations to which we are, or may in the future, be subject to, including by virtue of the introduction of new products or acquisitions, include those related to: financial services generally, banking, anti-money laundering, countering the financing of terrorism, sanctions and anti-fraud, anti-bribery, anti-corruption, countering drug trafficking and human trafficking, consumer disclosure and consumer protection, currency controls, money transfer and payment instrument licensing, payment services, credit and debit cards, electronic payments, cryptocurrency licensing and other regulations, prepaid access, taxation, accessibility, unclaimed property, the regulation of competition, consumer privacy, data protection and information security, cybersecurity, operational security, outsourcing, risk management, environmental, sustainability, and governance reporting, including climate and social governance-related reporting, and other governance requirements applicable to regulated financial service providers. Further, where we cooperate with partners around the world to offer money transfer services marketed exclusively under the partners' brands, the regulatory requirements applicable to us may vary. The failure by us, our agents, their subagents, or our partners to comply with any such laws or regulations could have an adverse effect on our business, financial condition, results of operations, and cash flows and could seriously damage our reputation and brands, and result in diminished revenue and profit and increased operating costs.

Risks Relating to Significant Regulatory Requirements

Our business is subject to a wide range and increasing number of laws and regulations. Liabilities or loss of business resulting from a failure by us, our agents, or their subagents to comply with laws and regulations and regulatory or judicial interpretations thereof, including laws and regulations designed to protect consumers, or detect and prevent money laundering, terrorist financing, fraud, and other illicit activity, and increased costs or loss of business associated with compliance with those laws and regulations has had and we expect will continue to have an adverse effect on our business, financial condition, results of operations, and cash flows.

Our services are subject to increasingly strict legal and regulatory requirements, including those related to detecting and preventing money laundering, countering terrorist financing, fraud, drug trafficking, human trafficking, and other illicit activity, and administering economic and trade sanctions. The interpretation of those requirements by judges, regulatory bodies and enforcement agencies may change quickly and with little notice. Additionally, these requirements or their interpretations in one jurisdiction may conflict with those of another jurisdiction. As United States federal and state as well as foreign legislative and regulatory scrutiny and enforcement action in these areas increase, we expect that our costs of complying with these requirements could continue to increase, perhaps substantially, and may make it more difficult or less desirable for consumers and others to use our services or for us to contract with certain intermediaries, either of which would have an adverse effect on our revenue and operating income. For many years we have made significant additional investments in our compliance programs based on the rapidly evolving and increasingly complex global regulatory and enforcement environment and our internal reviews. These additional investments relate to enhancing our compliance capabilities, including our consumer protection efforts. Failure by Western Union, our agents or their subagents (agents and subagents are third parties, over whom Western Union has limited legal and practical control), and certain of our service providers to comply with any of these requirements or their interpretation could result in regulatory action, the suspension or revocation of a license or registration required to provide money transfer or payment services, the limitation, suspension or termination of services, changes to our business model, loss of consumer confidence, private class action litigation, the seizure of our assets, and/or the imposition of civil and criminal penalties, including fines and restrictions on our ability to offer services.

We are subject to regulations imposed by the Foreign Corrupt Practices Act (the "FCPA") in the United States and similar laws in other countries, such as the Bribery Act in the UK, which generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Some of these laws, such as the Bribery Act, also prohibit improper payments between commercial enterprises. Because our services are offered in virtually every country of the world, we face significant risks associated with our obligations under the FCPA, the Bribery Act, and other national anti-corruption laws. Any determination that we have violated these laws could have an adverse effect on our business, financial condition, results of operations, and cash flows.

Our United States business is subject to reporting, recordkeeping and anti-money laundering provisions of the BSA and to regulatory oversight and enforcement by FinCEN. We have subsidiaries in Brazil and Austria that are subject to banking regulations. Our Austrian banking subsidiary is also subject to regulation, examination, and supervision by the NYDFS. We also operate through a small number of licensed payment institutions in the EU. Under the EU Payment Services Directives, as amended (together "PSD"), and the EU Anti-Money Laundering Directives as amended, our operating companies that are licensed in the EU have increasingly become directly subject to reporting, recordkeeping, and anti-money laundering regulations, and agent oversight and monitoring requirements, as well as broader supervision by EU member states. Our Canadian business is subject to the recently issued Retail Payment Activities Act, which will require registration of our operations and our ongoing compliance with risk management, funds safeguarding, recordkeeping, and reporting regulations. Additionally, the financial penalties associated with the failure to comply with anti-money laundering laws have increased in recent regulation, including the EU Anti-Money Laundering Directives. These laws and proposed new related financial services laws have increased and will continue to increase our costs and competition in some or all of our areas of service. Legislation that has been enacted or proposed in other jurisdictions could have similar effects.

The remittance industry, including Western Union, remains under scrutiny from government regulators and others in connection with its ability to prevent its services from being abused by people seeking to defraud others. For example, in early 2017, we entered into the Joint Settlement Agreements with the United States Department of Justice ("DOJ"), certain United States Attorney's Offices, the FTC, FinCEN, and various state attorneys general to resolve the respective investigations of those agencies, and in early 2018, we agreed to the NYDFS Consent Order. The ingenuity of criminal fraudsters, combined with the potential susceptibility to fraud by consumers, make the prevention of consumer fraud a significant and challenging problem. Our failure to continue to help prevent such frauds and increased costs related to the implementation of enhanced anti-fraud measures, or a change in fraud prevention laws or their interpretation or the manner in which they are enforced has had, and could in the future have, an adverse effect on our business, financial condition, results of operations, and cash flows.

Further, any determination that our agents or their subagents have violated laws and regulations could seriously damage our reputation and brands, resulting in diminished revenue and profit and increased operating costs. In some cases, we could be liable for the failure of our agents or their subagents to comply with laws which also could have an adverse effect on our business, financial condition, results of operations, and cash flows. In many jurisdictions where Western Union is licensed to offer money transfer services, the license holder is responsible for ensuring the agent's or their subagent's compliance with the rules that govern the money transfer service. For example, in the EU, Western Union is responsible for the compliance of our agents when they are acting on behalf of Western Union Payment Services Ireland Limited, which is regulated by the Central Bank of Ireland. Thus, the risk of adverse regulatory action against Western Union because of actions by our agents or their subagents and the costs to monitor our agents or their subagents in those areas has increased. The regulations implementing the remittance provisions of the Dodd-Frank Act also impose responsibility on us for any related compliance failures of our agents.

The requirements under PSD, the Dodd-Frank Act, and similar legislation enacted or proposed in other countries have resulted and will likely continue to result in increased compliance costs, and in the event we or our agents or their subagents are unable to comply, could have an adverse impact on our business, financial condition, results of operations, and cash flows. Additional countries may adopt similar legislation.

We also have a payment institution to conduct money remittance in the United Kingdom ("UK"), which was authorized by the FCA in April 2019 and presently offers retail money transfer services via UK agents and our UK Branded Digital services. As a result of Brexit, including under the terms of any new regulatory authorizations we have and may obtain, we could be required to comply with differing regulatory requirements in the UK as a result of divergence from established EU regulation. This could make it more costly for us to provide our services. We continue to monitor

developments in this area, particularly for instance those forthcoming under the recently enacted Financial Services and Markets Bill Act 2022-23, which is going through UK Parliamentary scrutiny, and is expected to be passed in 2023. The Bill aims to recast the UK regulatory framework post-Brexit and will give the UK Government the power to repeal retained EU financial services legislation and create new regulator rule-making powers in areas currently covered by retained EU law, with the objective of promoting the growth and international competitiveness of the UK economy.

Our fees, profit margins, and/or foreign exchange spreads may be reduced or limited because of regulatory initiatives and changes in laws and regulations or their interpretation and industry practices and standards that are either industry wide or specifically targeted at our Company.

The evolving regulatory environment, including increased fees or taxes, regulatory initiatives (and increases in regulatory authority, oversight, and enforcement), changes in laws and regulations or their interpretation, industry practices and standards imposed by state, federal, or foreign governments, and expectations regarding our compliance efforts, is impacting the manner in which we operate our business, may change the competitive landscape, and is expected to continue to adversely affect our financial results. Existing, new, and proposed legislation relating to financial services providers and consumer protection in various jurisdictions around the world has affected and may continue to affect the manner in which we provide our services; see risk factor "*The Dodd-Frank Act, the Electronic Funds Transfer Act and Regulation E, as well as the regulations required by these Acts and the actions of the Consumer Financial Protection Bureau and similar legislation and regulations enacted by other government authorities, could adversely affect us and the scope of our activities and could adversely affect our financial condition, results of operations, and cash flows.*" Recently proposed and enacted legislation related to financial services providers and consumer protection in various jurisdictions around the world and at the federal and state level in the United States has subjected and may continue to subject us to additional regulatory oversight, mandate additional consumer disclosures and remedies, including refunds to consumers, or otherwise impact the manner in which we provide our services. If governments implement new laws or regulations that limit our right to set fees and/or foreign exchange spreads, then our business, financial condition, results of operations, and cash flows could be adversely affected. In addition, changes in regulatory expectations, interpretations, or practices could increase the risk of regulatory enforcement actions, fines, and penalties. For example, in early 2017, we entered into the Joint Settlement Agreements, and in early 2018, we agreed to the NYDFS Consent Order.

In addition, U.S. policy makers have sought and may continue to seek heightened customer due diligence requirements on, or restrict, remittances from the United States to Mexico or other jurisdictions. For example, government sanctions imposed in February 2022 with respect to Russia and Ukraine impacted our ability to offer services in the region and we voluntarily suspended our operations in Russia and Belarus in March 2022. Policy makers have also discussed potential legislation to add taxes to remittances from the United States to Mexico and/or other countries. Further, one state has passed a law imposing a fee on certain money transfer transactions, and certain other states have proposed similar legislation. Several foreign countries have enacted or proposed rules imposing taxes or fees on certain money transfer transactions, as well. The approach of policy makers and the ongoing budget shortfalls in many jurisdictions, combined with future federal action or inaction on immigration reform, may lead other states or localities to impose similar taxes or fees or other requirements or restrictions. Foreign countries in similar circumstances have invoked and could continue to invoke the imposition of sales, service, or similar taxes, or other requirements or restrictions, on money transfer services. A tax, fee, or other requirement or restriction exclusively on money transfer service providers like Western Union could put us at a competitive disadvantage to other means of remittance which are not subject to the same taxes, fees, requirements, or restrictions. Other examples of changes to our financial environment include the possibility of regulatory initiatives that focus on lowering international remittance costs. Such initiatives may have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Regulators around the world look at each other's approaches to the regulation of the payments and other industries. Consequently, a development in any one country, state, or region may influence regulatory approaches in other countries, states, or regions. Similarly, new laws and regulations in a country, state, or region involving one service may cause lawmakers there to extend the regulations to another service. As a result, the risks created by any one new law or regulation are magnified by the potential they may be replicated, affecting our business in another place or involving another service. Conversely, if widely varying regulations come into existence worldwide, we may have difficulty adjusting our services, fees, foreign exchange spreads and other important aspects of our business, with the same effect. Further, political changes and trends such as populism, economic nationalism, protectionism, and negative sentiment towards multinational companies could result in laws or regulations that adversely impact our ability to conduct business in certain jurisdictions.

Any of these eventualities could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Regulatory initiatives and changes in laws, regulations, industry practices and standards, and third-party policies affecting us, our agents or their subagents, or the banks with which we or our agents maintain bank accounts needed to provide our services could require changes in our business model and increase our costs of operations, which could adversely affect our financial condition, results of operations, and liquidity.

Our agents and their subagents are subject to a variety of regulatory requirements, which differ from jurisdiction to jurisdiction, are subject to change, and continue to increase. Material changes in the regulatory requirements for offering money transfer services, including with respect to anti-money laundering requirements, sanctions, fraud prevention, licensing requirements, consumer protection, customer due diligence, agent registration, or increased requirements to monitor our agents or their subagents in a jurisdiction important to our business have meant and could continue to mean increased costs and/or operational demands on our agents and their subagents, which have resulted and could continue to result in their attrition, a decrease in the number of locations at which money transfer services are offered, an increase in the commissions paid to agents and their subagents to compensate for their increased costs, and other negative consequences. For example, in recent months, the Federal Reserve Bank of New York has announced actions that banned several Iraqi banks, some of whom were our agents, from conducting U.S. dollar transactions. As a result, since those actions, our business has been, and may continue to be, adversely impacted.

We rely on our agents' technology systems and/or processes to obtain transaction data. If an agent or its subagent experiences a breach of its systems, if there is a significant disruption to the technology systems of an agent or its subagent, if an agent or its subagent does not maintain the appropriate controls over their systems, or if we are unable to demonstrate adequate oversight of an agent's or subagent's handling of those matters, we may experience reputational and other harm which could result in losses to the Company.

Our regulatory status and the regulatory status of our agents and their subagents could affect our and their ability to offer our services. For example, we and our agents and their subagents rely on bank accounts to provide our Consumer Money Transfer and payment services. We and our agents and their subagents are considered Money Service Businesses ("MSBs") under the BSA. Many banks view MSBs as a class of higher risk customers for purposes of their anti-money laundering programs. We and some of our agents and their subagents have had, and in the future may have, difficulty establishing or maintaining banking relationships due to the banks' policies. If we or a significant number of our agents or their subagents are unable to maintain existing or establish new banking relationships under terms acceptable to us or our agents or consistent with those currently in place, or if we or these agents face higher fees to maintain or establish new bank accounts, our ability and the ability of our agents and their subagents to continue to offer our services may be adversely impacted, which would have an adverse effect on our business, financial condition, results of operations, and cash flows.

The types of enterprises that are legally authorized to act as our agents and their subagents vary significantly from one country to another. Changes in the laws affecting the kinds of entities that are permitted to act as money transfer agents or their subagents (such as changes in requirements for capitalization or ownership) could adversely affect our ability to distribute our services and the cost of providing such services, both by us and our agents and their subagents. For example, a requirement that a money transfer provider be a bank or other highly regulated financial entity could increase significantly the cost of providing our services in many countries where that requirement does not exist today or could prevent us from offering our services in an affected country. Further, any changes in law that would require us to provide money transfer services directly to consumers as opposed to through an agent network (which would effectively change our business model) or that would prohibit or impede the use of subagents could significantly adversely impact our ability to provide our services, and/or the cost of our services, in the relevant jurisdiction. Changes mandated by laws which make Western Union responsible for acts of its agents and their subagents while they are providing the Western Union money transfer service increase our risk of regulatory liability and our costs to monitor our agents' or their subagents' performance.

Although most of our Vigo and Orlandi Valuta branded agents also offer money transfer services of our competitors, many of our Western Union branded agents have agreed to offer only our money transfer services. While we expect to continue signing certain agents under exclusive arrangements and believe that these agreements are valid and enforceable, changes in laws regulating competition or in the interpretation of those laws could undermine our ability to enforce them in the future. Various jurisdictions continue to increase their focus on the potential impact of agent agreements on competition. In addition, over the past several years, several countries in Eastern Europe, the Commonwealth of Independent States, Africa, and Asia have promulgated laws or regulations, or authorities in these countries have issued orders, which effectively prohibit payment service providers, such as money transfer companies, from agreeing to exclusive arrangements with agents in those countries. Certain institutions, non-governmental organizations and others are actively advocating against exclusive arrangements in money transfer agent agreements. Advocates for laws prohibiting or limiting exclusive agreements continue to push for enactment of similar laws in other jurisdictions.

The Dodd-Frank Act, the Electronic Funds Transfer Act and Regulation E, as well as the regulations required by these Acts and the actions of the Consumer Financial Protection Bureau and similar legislation and regulations enacted by other government authorities, could adversely affect us and the scope of our activities and could adversely affect our financial condition, results of operations, and cash flows.

Rules and regulations implemented under the Dodd-Frank Act have made and continue to make significant structural reforms and new substantive regulation across the financial services industry. In addition, the Dodd-Frank Act created the CFPB, which implements, examines compliance with, and enforces federal consumer protection laws governing financial products and services, including money transfer services. The CFPB has created additional regulatory obligations for us and has the authority to further define participants in markets for consumer financial products and services and examine and supervise us and our larger competitors, including for matters related to unfair, deceptive, or abusive acts and practices ("UDAAP"), the Electronic Funds Transfer Act ("EFTA"), and Regulation E. The CFPB's regulations implementing the remittance provisions of the Dodd-Frank Act have affected our business in a variety of areas. These include: (i) a requirement to provide consumers sending funds internationally from the United States enhanced, written, pre-transaction disclosures and transaction receipts, including the disclosure of fees, foreign exchange rates and taxes, (ii) an obligation to resolve various errors, including certain errors that may be outside our control, and (iii) an obligation at a consumer's request to cancel transactions that have not been completed. These requirements have changed the way we operate our business and along with other potential changes under CFPB regulations could adversely affect our operations and financial results. In addition, the Dodd-Frank Act and interpretations and actions by the CFPB have had, and could continue to have a significant impact on us by, for example, requiring us to limit or change our business practices, limiting our ability to pursue business opportunities, requiring us to invest valuable management time and resources in compliance efforts, imposing additional costs on us, delaying our ability to respond to marketplace changes, requiring us to alter our products and services in a manner that would make them less attractive to consumers and impair our ability to offer them profitably, or requiring us to make other changes that could adversely affect our business. In addition, these regulations impose responsibility on us for any related compliance failures of our agents.

The CFPB has broad authority to enforce consumer protection laws. The CFPB has a large staff and budget, which is not subject to Congressional appropriation, and has broad authority with respect to our money transfer service and related business. It is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track and solicit consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities. In addition, the CFPB may adopt other regulations governing consumer financial services, including regulations defining UDAAP, and new model disclosures. The CFPB's authority to change regulations adopted in the past by other regulators, or to rescind or ignore past regulatory guidance, could increase our compliance costs and litigation exposure. In addition, attorneys general of the various states of the United States also have authority to enforce the consumer protection provisions of the Dodd-Frank Act in their respective jurisdictions.

We have been and continue to be subject to examination by the CFPB, which defines "larger participants of a market for other consumer financial products or services" as including companies, such as Western Union, that make at least one million aggregate annual international money transfers. The CFPB has the authority to examine and supervise us and our larger competitors, which will involve providing reports to the CFPB. The CFPB has used information gained in examinations as the basis for enforcement actions resulting in settlements involving monetary penalties and other remedies.

The effect of the Dodd-Frank Act, the EFTA, Regulation E, and the CFPB on our business and operations has been and will continue to be significant, and the application of the associated implementing regulations to our business may differ from the application to certain of our competitors, including banks.

Various jurisdictions in the United States and outside the United States similarly have consumer protection laws and regulations, and numerous governmental agencies are tasked with enforcing those laws and regulations. Consumer protection principles continue to evolve globally, and new or enhanced consumer protection laws and regulations may be adopted that impact our business, such as the FCA's 2023 principles-based Consumer Duty in the UK that sets higher and clearer standards of consumer protection across financial services and requires firms to put their customers' needs first. Governmental agencies tasked with enforcing consumer protection laws or regulations are communicating more frequently and coordinating their efforts to protect consumers. For instance, the International Consumer Protection and Enforcement Network ("ICPEN") is an organization composed of consumer protection authorities from over 70 countries that provides a forum for developing and maintaining regular contact between consumer protection agencies and focusing on consumer protection concerns. By encouraging cooperation between agencies, ICPEN aims to enable its members to have a greater impact with their consumer protection laws and regulations. As the scope of consumer protection laws and regulations change, we may experience increased costs to comply and other adverse effects to our business.

Rules adopted under the Dodd-Frank Act by the CFTC, as well as the provisions of the EMIR and its technical standards, which are directly applicable in the member states of the EU, have subjected certain foreign exchange hedging transactions, including certain intercompany hedging transactions and certain of the corporate interest rate hedging transactions we may enter into in the future, to reporting, recordkeeping, and other requirements. Following Brexit, EMIR and the MiFID II have been retained as UK law pursuant to the European Union (Withdrawal) Act 2018 UK. Additionally, certain of the corporate interest rate hedging transactions and foreign exchange derivatives transactions we may enter into in the future may be subject to centralized clearing requirements or may be subject to margin requirements in the United States, the EU, and the UK. Other jurisdictions outside of the United States, the EU, and the UK, have implemented, are implementing, or may implement regulations similar to those described above. Derivatives regulations have added costs to our business, and any additional requirements, such as future registration requirements and increased regulation of derivatives contracts, will likely result in additional costs or impact the way we conduct any hedging activities.

Current and proposed regulation addressing consumer privacy and data use and security could increase our costs of operations, which could adversely affect our operations, results of operations, and financial condition.

We are subject to extensive requirements relating to data privacy and security under federal, state, and foreign laws. These laws and requirements continue to evolve and may become increasingly difficult to comply with. For example, the FTC continues to investigate the privacy practices of many companies and has brought numerous enforcement actions, resulting in significant fines and multi-year agreements governing the settling companies' privacy practices. In addition, the SEC and the NYDFS have enacted new rules or amendments to existing rules that have modified reporting requirements and added new prescriptive requirements relating to cybersecurity programs or expanded existing requirements. Furthermore, certain industry groups require us to adhere to privacy requirements in addition to federal, state, and foreign laws, and certain of our business relationships depend upon our compliance with these requirements. As the number of countries enacting privacy and related laws increases and the scope of these laws and enforcement efforts expand, we will increasingly become subject to new and varying requirements. For example, in 2018, the EU implemented the GDPR, and other countries have enacted similar legislation, such as Brazil's General Data Protection Law ("LGPD"), which became effective in 2020, China's Personal Information Protection Law ("PIPL"), which became effective in November 2021, and India's Digital Personal Data Protection Act (DPDPA) passed in August of 2023. The GDPR, LGPD, PIPL, and DPDPA impose obligations and present the risk of substantially increased penalties for non-compliance, including the possibility of not only fines but also enforcement action that may require an organization to cease certain of its data processing activities. Such penalties could have a material adverse effect on our financial condition, results of operations, and cash flows. In addition, in 2020 the Court of Justice of the European Union ("CJEU") invalidated the EU-U.S. Privacy Shield framework, which provided a mechanism for companies transferring personal data from the EU to the U.S., and imposed additional obligations on companies such as Western Union when transferring personal data from the EU to the U.S. and other jurisdictions. We have incurred, and we expect to continue to incur, expenses to meet the obligations of the GDPR and other similar legislation and new interpretations of their requirements. We are also subject to data privacy and security laws in various states, such as the California Consumer Privacy Act and the Colorado Privacy Act, that impose heightened data privacy requirements on companies that collect information from state residents and create a broad set of privacy rights and remedies modeled in part on the GDPR. Failure to comply with existing or future

data privacy and security laws, regulations, and requirements to which we are subject or could become subject, including by reason of inadvertent disclosure of confidential information, could result in fines, sanctions, penalties, or other adverse consequences and loss of consumer confidence, which could materially adversely affect our results of operations, overall business, and reputation.

In addition, in connection with regulatory requirements to assist in the prevention of money laundering and terrorist financing and other legal obligations and requests, we make information available to certain United States federal, state, and foreign government agencies. In recent years, we have experienced data sharing requests by these agencies, including in connection with efforts to combat money laundering, terrorist financing, fraud, drug trafficking, and human trafficking. During the same period, there has also been increased public attention to the corporate use and disclosure of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security, and consumer privacy. These regulatory and law enforcement goals, and the protection of the individual's right to privacy, may conflict or otherwise present challenges, and the law in these areas is not consistent or settled. The legal, political, and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings, or other events could expose us to increased program costs, liability, and reputational damage.

We are subject to unclaimed property laws, and differences between the amounts we have accrued for unclaimed property and amounts that are claimed by a state or foreign jurisdiction could have a significant impact on our results of operations and cash flows.

We are subject to unclaimed property laws in the United States and abroad, and some of our agents are subject to unclaimed property laws in their respective jurisdictions which require us, or our agents, to turn over to certain government authorities the property of others held by us that has been unclaimed for a specified period of time, such as unpaid money transfers and money orders. We have an ongoing program designed to help us comply with those laws. These laws are evolving and are frequently unclear, subject to interpretation, and inconsistent among various jurisdictions, making compliance challenging. In addition, we are subject to audits with regard to our escheatment practices. Recently in the United States, approximately 30 states conducted a multi-year audit of our escheatment practices through a contracted third-party auditor. We have also commenced a contemporaneous internal review as part of our participation in Delaware's voluntary disclosure program. Any difference between the amounts we have accrued for unclaimed property and amounts that are claimed by a state, foreign jurisdiction, or representative thereof could have a significant impact on our results of operations and cash flows.

We are subject to requirements and guidelines related to financial soundness and strength, and if we fail to meet current or changing requirements or guidelines, including maintaining sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide, our business, financial condition, results of operations, and cash flows could be adversely affected.

Our regulators expect us to possess sufficient financial soundness and strength to adequately support our regulated subsidiaries. We have substantial indebtedness and other obligations, including those related to the tax imposed on certain of our previously undistributed foreign earnings pursuant to the Tax Act, which could make it more difficult to meet these requirements or any additional requirements. In addition, as a global provider of payment services and in light of the changing regulatory environment in various jurisdictions, we could become subject to new capital requirements introduced or imposed by our regulators that could require us to raise capital immediately or retain earnings over a period of time. Our regulators also impose restrictions on our ability to use cash generated by our regulated subsidiaries such as those related to minimum qualifying investments, net worth requirements, and restrictions on transferring assets outside of the countries where those assets are located. For instance, our regulators specify the amount and composition of eligible assets that certain of our subsidiaries must hold in order to satisfy our outstanding settlement obligations. These regulators could further restrict the type of instruments that qualify as permissible investments or require our regulated subsidiaries to maintain higher levels of eligible assets. Further, some jurisdictions use tangible net worth and other financial strength guidelines to evaluate financial position. If our regulated subsidiaries do not abide by these guidelines, they may be subject to heightened review by these jurisdictions, and the jurisdictions may be more likely to impose new formal financial strength requirements. Additional financial strength requirements imposed on our regulated subsidiaries or significant changes in the regulatory environment for money transfer providers could impact our primary source of liquidity. Any change or increase in these regulatory requirements or guidelines could have a material adverse effect on our business, financial condition, and results of operations.

**Risks Relating to Consent Agreements and Litigation**

**Our business is the subject of consent agreements with, or investigations or enforcement actions by, regulators and other government authorities.**

In early 2017, the Company entered into Joint Settlement Agreements with the DOJ, certain United States Attorney's Offices, the FTC, FinCEN, and various state attorneys general to resolve the respective investigations of those agencies. Under the Joint Settlement Agreements, the Company was required, among other things, to pay an aggregate amount of $586 million to the DOJ to be used to reimburse consumers who were the victims of third-party fraud conducted through the Company's money transfer services, and retain an independent compliance auditor for three years to review and assess actions taken by the Company to further enhance its oversight of agents and protection of consumers, both of which were performed by the Company during 2017. The Joint Settlement Agreements also required the Company to adopt certain new or enhanced practices with respect to its compliance program, relating to, among other things, consumer reimbursement, agent due diligence, agent training, monitoring, reporting, and record-keeping by the Company and its agents, consumer fraud disclosures, and agent suspensions and terminations. Western Union has continuing obligations under the FTC Consent Order, which is a permanent injunction, as well as the requirement to submit annual reports to the FTC through January 2028. The ongoing obligations under the Joint Settlement Agreements have had and could have adverse effects on the Company's business, including additional costs and potential loss of business. The Company has also faced actions from other regulators as a result of the Joint Settlement Agreements. For example, on July 28, 2017, the NYDFS informed the Company that the facts set forth in the DPA with the DOJ and with certain other United States Attorney's Offices regarding the Company's anti-money laundering programs over the 2004 through 2012 period gave the NYDFS a basis to take additional enforcement action. In January 2018, the Company agreed to the NYDFS Consent Order with the NYDFS, which required the Company to pay a civil monetary penalty of $60 million to the NYDFS and resolved its investigation into these matters. The term of the DPA expired in January 2020, and it was dismissed in March 2020, and the term of the Independent Compliance Auditor under the FTC Consent Order ended in May 2020. Notwithstanding, if the Company fails to comply with its continuing obligations under the Joint Settlement Agreements, it could face criminal prosecution, civil litigation, significant fines, damage awards, or other regulatory consequences. Any or all of these outcomes could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Our business is, and may in the future be, the subject of litigation, including purported class action litigation, and governmental investigations and enforcement actions, which could result in material settlements, judgments, fines, or penalties. Responding to litigation, investigations or enforcement actions also diverts considerable time and resources from management and, regardless of the outcome, can result in significant legal expense.

As a company that provides global financial services primarily to consumers, we are, and may in the future be, subject to litigation, including purported class action litigation, and governmental investigations and enforcement actions alleging violations of consumer protection, anti-money laundering, sanctions, drug trafficking, human trafficking, securities laws, and other laws, both foreign and domestic, including those related to the facilitation of illegal, improper or fraudulent activity. Our industry is under continuing scrutiny from federal, state, and international regulators in connection with the potential for such illegal, improper or fraudulent activities. Any such regulatory enforcement may be applied inconsistently across the industry, resulting in increased costs for the Company that may not be incurred by competitors. We also are subject to claims asserted by consumers based on individual transactions.

Responding to litigation, investigations or enforcement actions also diverts considerable time and resources from management and, regardless of the outcome, is associated with significant legal expense. There can be no guarantee that we will be successful in defending ourselves in these matters, and such failure may result in substantial fines, damages and expenses, revocation of required licenses, or other limitations on our ability to conduct business. Any of these outcomes could adversely affect our business, financial condition, results of operations, and cash flows. Further, we believe increasingly strict legal and regulatory requirements and increased regulatory investigations and enforcement are likely to continue to result in changes to our business, as well as increased costs, supervision, and examination for both ourselves and our agents and subagents. These developments have had, and we believe will continue to have, an adverse effect on our business, financial condition, and results of operations, and in turn may result in additional litigation or other actions. For more information, please see Part II, Item 8, *Financial Statements and Supplementary Data*, Note 5, Commitments and Contingencies.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

To help address cybersecurity threats, Western Union has developed a strategy and implemented a program to identify, assess, and prioritize cybersecurity risks as part of our broader enterprise risk management processes. We recognize that cybersecurity threats are constantly evolving and that there is no single solution that can guarantee complete protection.

Our cybersecurity strategy is designed to protect the confidentiality of our data from unauthorized access, the integrity of information throughout its lifecycle, and the availability of that information and the related systems. Our strategy is guided by the National Institute of Standards and Technology Cybersecurity Framework, which helps us identify, assess, and manage cybersecurity risks relevant to our business.

Within our cybersecurity program, we have identified and implemented a variety of processes for cybersecurity risk management:

- We conduct regular risk assessments to identify and evaluate potential cybersecurity threats, including threats to our business operations, technology infrastructure, and data.

- We monitor threat intelligence feeds to stay updated on the latest cybersecurity threats and vulnerabilities.

- We scan our systems for vulnerabilities on an ongoing basis, with vulnerabilities prioritized and remediated based on their potential impact.

- We have implemented a variety of access controls to restrict access to our systems and data, including user authentication, authorization, and encryption.

- We conduct regular security awareness training for our employees to help them identify and avoid cybersecurity threats.

- We periodically conduct test exercises to review our cybersecurity controls and identify improvements.

- Consultants and other third-party vendors that assist with cybersecurity risks or processes are included in our vendor risk assessment program, which identifies and oversees cybersecurity risks specific to our use of these vendors.

Our cybersecurity governance framework is designed to manage cybersecurity risks at all levels of the organization. As part of this governance framework, our Board of Directors regularly devotes time during its meetings to review and discuss the most significant risks facing the Company, including cybersecurity threats, and management's process for identifying, prioritizing, and responding to them. The Audit Committee of the Board of Directors assists the Board in overseeing the significant risk exposures facing the Company and regularly reviews cybersecurity risks at its committee meetings. Cybersecurity risks are integrated into the broader company risk management system through our Information Security and Privacy Committee ("ISPC"), which is a subcommittee of our Enterprise Risk Committee (the "ERC"), is co-chaired by the Chief Information Security Officer and Chief Privacy Officer, and consists of senior leaders across the company. The ISPC is charged with oversight, advisory, and decision-making responsibilities with respect to information security and privacy risks. Management, including the ERC, is responsible for communicating cybersecurity risks to the Audit Committee and Board of Directors. Our cybersecurity program, led by our Chief Information Security Officer, who reports to our Chief Risk and Compliance Officer, has a team of dedicated, experienced cybersecurity professionals responsible for day-to-day security operations and strategic cybersecurity programs. The Chief Information Security Officer has over 20 years of experience in security risk management, with over 10 years of experience leading cybersecurity teams. All employees are responsible for protecting Western Union's data and systems and are required to follow Western Union's cybersecurity policies.

We have been, and continue to be, the subject of cybersecurity attacks and threats, including distributed denial of service and ransomware attacks. Historically, none of these attacks or breaches has individually or in the aggregate resulted

in any material liability to us or any material damage to our reputation. Disruptions related to cybersecurity have not caused any material interruption to our business, strategy, results of operations, or financial condition. There can be no assurance that such attacks or disruptions will not have a material adverse impact on us in the future.

Item 2. Properties

Properties and Facilities

As of December 31, 2023, we occupied facilities in approximately 40 countries. All of these facilities were leased. Our office in Denver, Colorado serves as our corporate headquarters. Our offices in Dublin, Ireland and Barbados represent key operational and leadership locations. We also operate shared service centers in Lithuania, Costa Rica, India, and the Philippines. Our facilities are shared and primarily used for operational, sales, and administrative purposes in support of our Consumer Money Transfer and Consumer Services segments.

We believe that our facilities are suitable and adequate for our current business; however, we periodically review our facility requirements and may consolidate and dispose of or sublet facilities which are no longer required or acquire new facilities and update existing facilities to meet the needs of our business.

Item 3. Legal Proceedings

The information required by this Item 3 is incorporated herein by reference to the discussion in Part II, Item 8, *Financial Statements and Supplementary Data,* Note 5, Commitments and Contingencies.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange under the symbol "WU." There were 2,824 stockholders of record as of February 16, 2024. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies.

The following table sets forth stock repurchases for each of the three months of the quarter ended December 31, 2023:

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (c)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1 - 31	3,938,810	$ 12.82	3,899,822	$ 498.2
November 1 - 30	6,831,025	$ 11.86	6,820,302	$ 417.3
December 1 - 31	5,836,292	$ 11.89	5,810,834	$ 348.2
Total	16,606,127	$ 12.10	16,530,958	

(a)   These amounts represent both shares authorized by our Board of Directors for repurchase under a publicly announced authorization, as described below, as well as shares withheld from employees to cover tax withholding obligations on restricted stock units that have vested.

(b)   On February 10, 2022, our Board of Directors authorized $1.0 billion of common stock repurchases through December 31, 2024, of which $348.2 million remained available as of December 31, 2023. In certain instances, management has historically established and may continue to establish prearranged written plans pursuant to Rule 10b5-1. A Rule 10b5-1 plan permits us to repurchase shares at times when we may otherwise be unable to do so, provided the plan is adopted when we are not aware of material non-public information.

(c)   The average price paid per share excludes a 1% excise tax due under the Inflation Reduction Act of 2022.

Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 16, Stock-Based Compensation Plans, and Part III, Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* for information related to our equity compensation plans.

Dividend Policy and Share Repurchases

During 2023 and 2022, the Board of Directors declared quarterly cash dividends of $0.235 per common share. The dividends were payable on December 29, September 29, June 30, and March 31 for 2023 and December 30, September 30, June 30, and March 31 for 2022. The declaration or authorization and amount of future dividends or share repurchases will be determined by the Board of Directors and will depend on our financial condition, earnings, liquidity, the amount and timing of payments under our debt and other obligations, capital requirements, regulatory constraints, cash generated or made available in the United States, industry practice, and any other factors that the Board of Directors believes are relevant. As a holding company with no material assets other than the capital stock of our subsidiaries, our ability to pay dividends or repurchase shares in future periods will depend primarily on our ability to use cash generated by our operating subsidiaries. Several of our operating subsidiaries are subject to financial services regulations, and their ability to pay dividends and distribute cash may be restricted. In addition, the Tax Act imposes a tax on certain of our previously undistributed foreign earnings, which we have elected to pay in periodic installments through 2025, as discussed in the Capital Resources and Liquidity section in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*. These payments will adversely affect our cash flow and liquidity and may adversely affect future share repurchases.

On February 6, 2024, the Board of Directors declared a quarterly cash dividend of $0.235 per common share payable on March 29, 2024.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and the notes to those statements included in Part II, Item 8, Financial Statements and Supplementary Data in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions, and projections about our industry, business, and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of this Annual Report on Form 10-K. See "Risk Factors" and "Forward-Looking Statements."

Overview

We are a leading provider of cross-border, cross-currency money movement, payments, and digital financial services and have operated in the following business segments:

- *Consumer Money Transfer* - Our Consumer Money Transfer operating segment (previously Consumer-to-Consumer) facilitates money transfers, which are primarily sent from our retail agent locations worldwide or through websites and mobile devices. Our money transfer service is provided through one interconnected global network. This service is available for international cross-border transfers and, in certain countries, intra-country transfers.

- *Business Solutions* - On August 4, 2021, we entered into an agreement to sell our Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC (the "Buyer"), and the final closing for this transaction occurred on July 1, 2023. Accordingly, we will no longer report Business Solutions revenues and operating expenses after July 1, 2023. Refer to Part II, Item 8, *Financial Statements, Note 4,* Divestitures, Investment Activities, and Goodwill for further information regarding this transaction. Our Business Solutions operating segment facilitated payment and foreign exchange solutions, primarily cross-border, cross-currency transactions, for small and medium size enterprises and other organizations and individuals. The segment's business related to exchanges of currency at spot rates, which enabled customers to make cross-currency payments, and in limited countries, we wrote foreign currency forward and option contracts for customers to facilitate future payments.

- *Consumer Services* - Our Consumer Services segment (previously Other) includes our bill payment services which facilitate payments for consumers, businesses, and other organizations, as well as our money order services, retail foreign exchange services, prepaid cards, lending partnerships, and digital wallets. Certain of our corporate costs such as costs related to strategic initiatives, including costs for the review and closing of mergers, acquisitions, and divestitures, are also included in Consumer Services.

Additional information regarding our segments is provided in the Segment Discussion below.

Results of Operations

The following discussion of our consolidated results of operations and segment results refers to the year ended December 31, 2023 compared to the same period in 2022. For discussion of our consolidated results of operations and segment results for the year ended December 31, 2022 compared to the same period in 2021, refer to Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 23, 2023.

The results of operations should be read in conjunction with the discussion of our segment results of operations, which provides more detailed discussions concerning certain components of the Consolidated Statements of Income. All significant intercompany accounts and transactions between our segments have been eliminated. The below information has been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP") unless otherwise noted. All amounts provided in this section are rounded to the nearest tenth of a million, except as

otherwise noted. As a result, the percentage changes and margins disclosed herein may not recalculate precisely using the rounded amounts provided.

Our revenues for the year ended December 31, 2023 were impacted by fluctuations in the United States dollar compared to foreign currencies. Fluctuations in the United States dollar compared to foreign currencies, net of the impact of foreign currency hedges, resulted in a decrease to revenues of $143.3 million for the year ended December 31, 2023 relative to the prior year.

On August 4, 2021, we entered into an agreement to sell our Business Solutions business for cash consideration of $910.0 million. The sale was completed in three closings, with the entire cash consideration collected at the first closing and allocated to the closings on a relative fair value basis. The first closing occurred on March 1, 2022, excluded the operations in the European Union and the United Kingdom, and resulted in a gain of $151.4 million. The second closing, which occurred on December 31, 2022 and included the United Kingdom operations, resulted in a gain of $96.9 million. The final closing, which occurred on July 1, 2023 and included the European Union operations, resulted in a gain of $18.0 million. During the period between the first and final closings, we were required to pay the Buyer a measure of profit of the European Union and United Kingdom operations, while we owned them, adjusted for the occupancy charges for employees of the Buyer using our facilities, and other items, as contractually agreed, which was $2.7 million and $32.0 million for the years ended December 31, 2023 and 2022, respectively, and was included in Other expense, net in the Consolidated Statements of Income. The related income tax expense on this income was also passed to the Buyer.

Business Solutions revenues included in our Consolidated Statements of Income were $29.7 million and $196.9 million, and direct operating expenses, excluding corporate allocations, were $26.1 million and $140.3 million for the years ended December 31, 2023 and 2022, respectively. Costs related to the review and closing of this divestiture were $1.1 million and $5.2 million for the years ended December 31, 2023 and 2022, respectively.

Beginning in March 2023, we experienced a significant increase in our business originating from Iraq which contributed 6% to our revenues for the year ended December 31, 2023 relative to the prior year. Over the past several months, we have been in regular discussions with policymakers in both the United States and Iraq about the elevated remittance volumes flowing through our network in Iraq. We believe this volume to have been the effect of policy changes by the Central Bank of Iraq. We have actively partnered with regulators to assess and evaluate increased funds flows from a regulatory, compliance, and risk perspective. We also evaluate and apply our own compliance and risk controls.

In March 2022, we suspended our operations in Russia and Belarus, which are included in our Consumer Money Transfer segment, due to the Russia/Ukraine conflict. Revenues associated with the Russia and Belarus operations, including transactions sent from, into, and within these countries for the year ended December 31, 2022 were approximately $28 million.

The following table sets forth our consolidated results of operations for the years ended December 31, 2023 and 2022:

(in millions, except per share amounts)	Year Ended December 31, 2023	Year Ended December 31, 2022	% Change
Revenues	$ 4,357.0	$ 4,475.5	(3)%
Expenses:			
Cost of services	2,671.7	2,626.4	2%
Selling, general, and administrative	867.8	964.2	(10)%
Total expenses	3,539.5	3,590.6	(1)%
Operating income	817.5	884.9	(8)%
Other income/(expense):			
Gain on divestiture of business	18.0	248.3	(a)
Interest income	15.6	13.9	13%
Interest expense	(105.3)	(101.0)	4%
Other expense, net	—	(37.5)	(a)
Total other income/(expense), net	(71.7)	123.7	(a)
Income before income taxes	745.8	1,008.6	(26)%
Provision for income taxes	119.8	98.0	22%
Net income	$ 626.0	$ 910.6	(31)%
Earnings per share:			
Basic	$ 1.69	$ 2.35	(28)%
Diluted	$ 1.68	$ 2.34	(28)%
Weighted-average shares outstanding:			
Basic	370.8	387.2	
Diluted	371.8	388.4	

(a)   Calculation not meaningful.

Revenues Overview

Revenues are primarily derived from consideration paid by customers to transfer money. These revenues vary by transaction based upon factors such as channel, send and receive locations, the principal amount sent, and the difference between the exchange rate we set to the customer and a rate available in the wholesale foreign exchange market, when the money transfer involves different send and receive currencies. We also offer several other services, including foreign exchange and payment services and other bill payment services, for which revenue is impacted by similar factors.

Due to the significance of the effect that foreign exchange fluctuations against the United States dollar can have on our reported revenues, constant currency results have been provided in the table below for consolidated revenues. Constant currency results assume foreign revenues are translated from foreign currencies to the United States dollar, net of the effect of foreign currency hedges, at rates consistent with those in the prior year. We have also disclosed the impact of our Business Solutions divestiture on our revenues in the table below. Constant currency measures and measures that exclude the impact of divestitures are non-GAAP financial measures and are provided so that revenue can be viewed without the effect of fluctuations in foreign currency exchange rates and divestitures of our businesses, which is consistent with how management evaluates our revenue results and trends. We believe that these measures provide management and investors with information about revenue results and trends that eliminates currency volatility and divestitures, thereby providing greater clarity regarding, and increasing the comparability of, our underlying results and trends. These disclosures are provided in addition to, and not as a substitute for, the percentage change in revenue on a GAAP basis for the year ended December 31, 2023 compared to the prior year. Other companies may calculate and define similarly labeled items differently, which may limit the usefulness of this measure for comparative purposes.

The following table sets forth our consolidated revenue results for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		
(dollars in millions)	2023	2022	% Change
Revenues, as reported - (GAAP)	$ 4,357.0	$ 4,475.5	(3)%
Foreign currency impact[a]			4%
Divestitures impact[b]			3%
Adjusted revenues - (Non-GAAP)			4%

(a) Fluctuations in the United States dollar compared to foreign currencies, net of the impact of foreign currency hedges, resulted in a decrease to revenues of $143.3 million for the year ended December 31, 2023 when compared to foreign currency rates in the prior year.

(b) Business Solutions revenues included in our results were $29.7 million and $196.9 million for the years ended December 31, 2023 and 2022, respectively.

In addition to the negative impacts from foreign currency and the divestiture of our Business Solutions business, as described above, for the year ended December 31, 2023 when compared to the prior year, GAAP and non-GAAP revenues benefited from an increase in Consumer Money Transfer revenues in Iraq, as discussed above, and an increase in local currency revenue per transaction in our Argentine operations due to inflation, partially offset by revenue declines in our Europe and CIS and North America regions, as well as the suspension of our operations in Russia and Belarus in March 2022.

Operating Expenses Overview

Operating expense redeployment program

On October 20, 2022, we announced an operating expense redeployment program which aims to redeploy approximately $150 million in expenses in our existing cost base through 2027, accomplished through optimizations in vendor management, our real estate footprint, marketing, and people strategy. We believe these changes will allow us to invest in strategic initiatives. The timing and pace of this redeployment may vary, and we believe that we will continue to refine aspects of the program as we progress. We have incurred and expect to incur incremental expenses associated with the implementation of this program. We incurred $10.6 million and $18.9 million of Cost of services and Selling, general, and administrative expenses, respectively, related to this program for the year ended December 31, 2023. We incurred $2.7 million and $19.1 million of Cost of services and Selling, general, and administrative expenses, respectively, related to this program for the year ended December 31, 2022, and we have incurred $51.3 million of total expenses under this program from inception through December 31, 2023.

Cost of Services

Cost of services primarily consists of agent commissions, which represented approximately 60% of total cost of services for the year ended December 31, 2023. Cost of services increased for the year ended December 31, 2023 compared to the prior year primarily due to increased agent commissions, which generally vary with revenues, as well as increased investment in information technology, and increased other variable expenses, including bank fees and credit and non-credit losses, partially offset by a decrease associated with the Business Solutions divestiture.

Selling, General, and Administrative

Selling, general, and administrative expenses decreased for the year ended December 31, 2023 compared to the prior year due to the Business Solutions divestiture, a reduction in general and administrative expenses in our shared services functions, including as a result of our operating expense redeployment program, exit costs associated with the suspension of our Russia and Belarus operations and the Business Solutions divestiture that were incurred in the prior year, as discussed above, fluctuations between the United States dollar and foreign currencies, and a reduction in advertising expenses. The decrease was partially offset by increases in employee incentive compensation.

Total Other Income/(Expense), Net

Total other income/(expense), net for the year ended December 31, 2023 compared to the prior year was impacted by the gain on the first, second, and final closings of the Business Solutions divestiture, which occurred on March 1, 2022, December 31, 2022 and July 1, 2023, respectively, as described further above, and by the expense associated with payment obligations to the Buyer of the Business Solutions business for a measure of the profits, as contractually agreed, from the European Union and United Kingdom operations, while owned by us.

Income Taxes

Our effective tax rates on pre-tax income were 16.1% and 9.7% for the years ended December 31, 2023 and 2022, respectively. The increase in our effective tax rate for the year ended December 31, 2023 compared to the prior year was primarily due to the reversal of uncertain tax positions in the prior year, including from statute of limitations expirations and the completion of the examination of our federal income tax returns for 2017 and 2018, partially offset by the effects of the sale of our Business Solutions business.

We have established contingency reserves for a variety of material, known tax exposures. As of December 31, 2023, the total amount of tax contingency reserves was $244.8 million, including accrued interest and penalties, net of related items. Our tax reserves reflect our judgment as to the resolution of the issues involved if subject to judicial review or other settlement. While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve. With respect to these reserves, our income tax expense would include: (i) any changes in tax reserves arising from material changes in the facts and circumstances (i.e., new information) surrounding a tax issue during the period, and (ii) any difference from our tax position as recorded in the financial statements and the final resolution of a tax issue during the period. Such resolution could materially increase or decrease income tax expense in our consolidated financial statements in future periods and could impact our operating cash flows.

A significant proportion of our profits are foreign-derived. For the years ended December 31, 2023 and 2022, 105% and 95%, respectively, of our pre-tax income was derived from foreign sources. While the income tax imposed by any one foreign country is not material to us, our overall effective tax rate could be adversely affected by changes in foreign tax laws.

Earnings Per Share

During the years ended December 31, 2023 and 2022, basic earnings per share were $1.69 and $2.35, respectively, and diluted earnings per share were $1.68 and $2.34, respectively. Outstanding options to purchase Western Union stock and unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options at the presented dates are exercised and shares of restricted stock have vested. Shares excluded from the diluted earnings per share calculation were 9.7 million and 8.0 million for the years ended December 31, 2023 and 2022, respectively. The effect of these shares was anti-dilutive under the treasury stock method, as the assumed proceeds of the options and restricted stock per unit were above our average share price during the periods.

Earnings per share for the year ended December 31, 2023 compared to the prior year were impacted by the previously described factors impacting net income, partially offset by a lower number of average shares outstanding. The lower number of shares outstanding for the year ended December 31, 2023 compared to the prior year is due to stock repurchases exceeding stock issuances under our stock compensation programs.

Segment Discussion

We manage our business around the consumers and businesses we serve and the types of services we offer. Each of our segments addressed a different combination of customer groups, distribution networks, and services offered. Our segments were Consumer Money Transfer, Business Solutions, and Consumer Services. On August 4, 2021, we entered into an agreement to sell our Business Solutions business, as discussed above. The operations of the Business Solutions business sold in the final closing were included in Revenues and Operating income after the second closing and have completely transitioned to the Buyer as of the final closing. However, between the first and final closings, we were required

to pay the Buyer a measure of the profits from these operations, while we owned them, adjusted for other charges, and this expense was recognized in Other expense, net in the Consolidated Statements of Income.

During the years ended December 31, 2023 and 2022, we incurred $29.5 million and $21.8 million, respectively, of costs associated with our operating expense redeployment program, as described above, primarily related to severance, expenses associated with streamlining our organizational and legal structure and non-cash impairments of operating lease right-of-use ("ROU") assets and property and equipment. During the year ended December 31, 2022, we incurred $10.0 million and $7.7 million of exit costs associated with the suspension of our Russia and Belarus operations and the Business Solutions divestiture, respectively. These exit costs were primarily related to severance and non-cash impairments of property and equipment, an operating lease ROU asset, and other intangible assets. While certain of the above expenses are identifiable to our segments, the expenses are not included in the measurement of segment operating income provided to the Chief Operating Decision Maker ("CODM") for purposes of performance assessment and resource allocation. These expenses are therefore excluded from our segment operating income results.

The business segment measurements provided to, and evaluated by, our CODM are computed in accordance with the following principles:

- The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

- Corporate costs, including overhead expenses, are allocated to the segments primarily based on a percentage of the segments' revenue compared to total revenue.

- All items not included in operating income are excluded from the segments.

The following table sets forth the components of segment revenues as a percentage of the consolidated totals for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | |
	2023	2022
Consumer Money Transfer	92%	89%
Business Solutions	1%	5%
Consumer Services	7%	6%
	100%	100%

Consumer Money Transfer

The following table sets forth our Consumer Money Transfer segment results of operations for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | | |
(dollars and transactions in millions)	2023	2022	% Change
Revenues	$ 4,005.0	$ 3,993.5	0%
Operating income	$ 750.8	$ 765.1	(2%)
Operating income margin	19%	19%	
Key indicator:			
Consumer Money Transfer transactions	279.4	274.1	2%

Our Consumer Money Transfer service facilitates money transfers sent from our retail agent locations worldwide and our Branded Digital services. The segment includes five geographic regions whose functions are primarily related to generating, managing, and maintaining agent relationships and localized marketing activities. We include Branded Digital transactions in our regions. By means of common processes and systems, these regions, including Branded Digital transactions, create one interconnected global network for consumer transactions, thereby constituting one Consumer Money Transfer business and one operating segment.

Transaction volume is the primary generator of revenue in our Consumer Money Transfer segment. A Consumer Money Transfer transaction constitutes the transfer of funds to a designated recipient utilizing one of our consumer money transfer services. The geographic split for transactions and revenue in the table that follows is determined based upon the region where the money transfer is initiated. Included in each region's transaction and revenue percentages in the tables below are Branded Digital transactions for the years ended December 31, 2023 and 2022. Where reported separately in the discussion below, Branded Digital consists of 100% of the transactions conducted and funded through that channel.

The table below sets forth revenue and transaction changes by geographic region compared to the prior year. Additionally, due to the significance of our Consumer Money Transfer segment to our overall results, we have also provided constant currency results for our Consumer Money Transfer segment revenues. Consumer Money Transfer segment constant currency revenue growth/(decline) is a non-GAAP financial measure, as further discussed in Revenues Overview above.

	Year Ended December 31, 2023			
	Revenue Growth / (Decline) as Reported - (GAAP)	Foreign Exchange Translation Impact	Constant Currency Revenue Growth[a] / (Decline) - (Non-GAAP)	Transaction Growth/ (Decline)
Consumer Money Transfer regional growth/(decline):				
North America (United States & Canada) ("NA")	(5)%	0%	(5)%	5%
Europe and CIS ("EU & CIS")	(11)%	0%	(11)%	(6)%
Middle East, Africa, and South Asia ("MEASA")	31%	(1)%	32%	6%
Latin America and the Caribbean ("LACA")	8%	(1)%	9%	7%
East Asia and Oceania ("APAC")	(7)%	(2)%	(5)%	1%
Total Consumer Money Transfer growth/(decline):	0%	(1)%	1%	2%
Branded Digital[b]	0%	0%	0%	11%

(a) Constant currency revenue growth/(decline) assumes that revenues denominated in foreign currencies are translated to the United States dollar, net of the effect of foreign currency hedges, at rates consistent with those in the prior year.

(b) As noted above, Branded Digital revenues are included in the regions.

The table below sets forth regional revenues as a percentage of our Consumer Money Transfer revenue for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Consumer Money Transfer revenue as a percentage of segment revenue:		
NA	37%	40%
EU & CIS	25%	28%
MEASA	21%	16%
LACA	11%	10%
APAC	6%	6%

Branded Digital, which is included in the regional percentages above, represented approximately 22% of our Consumer Money Transfer revenues for both the years ended December 31, 2023 and 2022.

Our consumers transferred $101.7 billion and $93.6 billion in cross-border principal for the years ended December 31, 2023 and 2022, respectively. The increase in cross-border principal transferred during the year ended December 31, 2023 compared to the prior year is primarily attributable to principal growth due to a change in monetary policy in Iraq, as discussed above, and growth in our NA and LACA regions. Consumer Money Transfer cross-border principal is the amount of consumer funds transferred to a designated recipient in a country or territory that differs from the country or territory from which the transaction was initiated. Consumer Money Transfer cross-border principal is a metric used by management to monitor and better understand the growth in our underlying business relative to competitors, as well as changes in our market share of global remittances.

Revenues

Consumer Money Transfer revenue remained flat and transactions increased 2% for the year ended December 31, 2023 compared to the prior year. Fluctuations in the United States dollar compared to foreign currencies, net of the impact of foreign currency hedges, negatively impacted revenue by 1% for the year ended December 31, 2023 compared to the prior year.

For the year ended December 31, 2023, in our Consumer Money Transfer regions, NA revenue decreased and transactions increased compared to the prior year primarily due to promotional pricing related to our new Branded Digital go-to-market strategy and other price reductions. Growth in cross-border transactions sent from the United States was partially offset by declines in transactions sent within the United States. The EU & CIS revenues were negatively impacted by price reductions, the loss of a significant retail agent in the fourth quarter of 2022, and our suspension of operations in Russia and Belarus. Revenue growth in the MEASA region was driven by a change in monetary policy in Iraq, as discussed above, and revenue growth in the LACA region benefited from an increase in local currency revenue per transaction in Argentina, and strength in Ecuador and Venezuela.

We have historically implemented price reductions or price increases throughout many of our global corridors. We will likely continue to implement price changes from time to time in response to competition and other factors. Price reductions generally reduce margins and adversely affect financial results in the short term and may also adversely affect financial results in the long term if transaction volumes do not increase sufficiently. Price increases may adversely affect transaction volumes, as consumers may not use our services if we fail to price them appropriately. We believe revenues could continue to be adversely impacted by price reductions we have implemented in connection with our go-to-market strategy.

Operating Income

Consumer Money Transfer operating income decreased 2% during the year ended December 31, 2023 compared to the prior year primarily due to increases in agent commissions, which generally vary with revenues, employee incentive compensation, variable expenses, including bank fees and credit and non-credit losses, and investment in information technology, partially offset by a reduction in general and administrative expenses in our shared services functions, including as a result of our operating expense redeployment program, fluctuations between the United States dollar and foreign currencies, an increase in revenues, and a reduction in advertising expenses.

Business Solutions

The following table sets forth our Business Solutions segment results of operations for the years ended December 31, 2023 and 2022:

(dollars in millions)	Year Ended December 31,		% Change
	2023	2022	
Revenues	$ 29.7	$ 196.9	(85)%
Operating income	$ 3.7	$ 58.5	(a)
Operating income margin	12%	30%	

(a) Calculation not meaningful.

Revenues

Business Solutions revenue decreased 85% for the year ended December 31, 2023 compared to the prior year, primarily due to the first, second, and final closings of the sale of our Business Solutions business, which occurred on March 1, 2022, December 31, 2022, and July 1, 2023, respectively, as described further above.

Operating Income

For the year ended December 31, 2023, Business Solutions operating income and operating income margin was impacted by the first, second, and final closings of the sale of our Business Solutions business, as described further above.

Effective January 1, 2022, we stopped allocating corporate costs to our Business Solutions segment, given our agreement to sell this business.

Consumer Services

The following table sets forth Consumer Services segment results for the years ended December 31, 2023 and 2022:

| (dollars in millions) | Year Ended December 31, | | |
	2023	2022	% Change
Revenues	$ 322.3	$ 285.1	13%
Operating income			)
	$ 92.5	$ 100.8	(8%
Operating income margin	29%	35%	

Revenues

For the year ended December 31, 2023 compared to the prior year, Consumer Services revenues increased primarily due to increased investment revenues associated with our money order and other investment securities, as well as an increase in local currency revenue per transaction in our cash-based bill payments services offered at retail locations in Argentina, due to inflation, partially offset by the strengthening of the United States dollar against the Argentine peso.

Operating Income

Consumer Services operating income for the year ended December 31, 2023 compared to the prior year was negatively impacted by increased investment in information technology, a reduction in the reimbursement of expenses associated with transition services provided after the first and second closings of the sale of our Business Solutions business, and an increase in consulting expenses associated with new services, partially offset by the increase in revenue described above.

Capital Resources and Liquidity

Our primary source of liquidity has been cash generated from our operating activities, primarily from net income and fluctuations in working capital. Our working capital is affected by the timing of payments for employee and agent incentives, interest payments on our outstanding borrowings, and timing of income tax payments, among other items. Many of our annual employee incentive compensation and agent incentive payments are made in the first quarter following the year they were incurred. The majority of our interest payments are due in the second and fourth quarters, which results in a decrease in the amount of cash provided by operating activities in those quarters and a corresponding increase to the first and third quarters. The annual payments resulting from the United States tax reform legislation enacted in 2017 (the "Tax Act") include amounts related to the United States taxation of certain previously undistributed earnings of foreign subsidiaries. These payments are due in the second quarter of each year through 2025.

Our future cash flows could be impacted by a variety of factors, some of which are out of our control. These factors include, but are not limited to, changes in economic conditions, especially those impacting migrant populations, changes in income tax laws or the status of income tax audits, including the resolution of outstanding tax matters, and the settlement or resolution of legal contingencies.

Substantially all of our cash flows from operating activities have been generated from subsidiaries. Most of these cash flows are generated from our regulated subsidiaries. Our regulated subsidiaries may transfer all excess cash to the parent company for general corporate use, except for assets subject to legal or regulatory restrictions, including: (i) requirements to maintain cash and other qualifying investment balances, free of any liens or other encumbrances, related to the payment of certain of our money transfer and other payment obligations, (ii) other legal or regulatory restrictions, including statutory or formalized minimum net worth requirements, and (iii) restrictions on transferring assets outside of the countries where these assets are located.

We currently believe we have adequate liquidity to meet our business needs, including payments under our debt and other obligations, through our existing cash balances, our ability to generate cash flows through operations, and our $1.25 billion revolving credit facility ("Revolving Credit Facility"), which expires in November 2028 and supports our commercial paper program. Our commercial paper program enables us to issue unsecured commercial paper notes in an amount not to exceed $1.25 billion outstanding at any time, reduced to the extent of any borrowings outstanding on our Revolving Credit Facility. As of December 31, 2023, we had no outstanding borrowings on our Revolving Credit Facility and $364.9 million of outstanding borrowings on the commercial paper program.

To help ensure availability of our worldwide cash where needed, we utilize a variety of planning and financial strategies, including decisions related to the amounts, timing, and manner by which cash is repatriated or otherwise made available from our international subsidiaries. These decisions can influence our overall tax rate and impact our total liquidity. We regularly evaluate our United States cash requirements, taking tax consequences and other factors into consideration and also the potential uses of cash internationally to determine the appropriate level of dividend repatriations of our foreign source income.

Cash and Investment Securities

As of December 31, 2023 and 2022, we had Cash and cash equivalents of $1,268.6 million and $1,291.1 million, including $5.2 million related to Business Solutions as of December 31, 2022. In many cases, we receive funds from money transfers and certain other payment services before we settle the payment of those transactions. These funds, referred to as Settlement assets on our Consolidated Balance Sheets, are not used to support our operations. However, we earn income from investing these funds. We maintain a portion of these settlement assets in highly liquid investments, classified as Cash and cash equivalents within Settlement assets, to fund settlement obligations.

Investment securities, classified within Settlement assets on the Consolidated Balance Sheets, were $1,458.1 million and $1,333.4 million as of December 31, 2023 and 2022, respectively, and consist primarily of highly-rated state and municipal debt securities. These investment securities are held in order to comply with state licensing requirements in the United States and are required to have credit ratings of "A-" or better from a major credit rating agency. Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 7, Settlement Assets and Obligations for more details regarding investment securities.

Investment securities are exposed to market risk due to changes in interest rates and credit risk. We regularly monitor credit risk and attempt to mitigate our exposure by investing in highly-rated securities and diversifying our investment portfolio. Our investment securities are also actively managed with respect to concentration. As of December 31, 2023, all investments with a single issuer and each individual security represented less than 10% of our investment securities portfolio.

Cash Flows from Operating Activities

Cash provided by operating activities for the year ended December 31, 2023 increased to $783.1 million from $581.6 million for the year ended December 31, 2022. Cash provided by operating activities was impacted by changes to our consolidated net income, excluding the gain on sale of the Business Solutions business, in addition to fluctuations in our working capital balances, among other factors. In addition, cash provided by operating activities for the year ended December 31, 2022 was negatively impacted by higher income taxes paid, including those related to the gain on the sale of the Business Solutions business.

Financing Resources

As of December 31, 2023, we had the following outstanding borrowings (in millions):

Commercial paper	$	364.9
Notes:		
2.850% notes due 2025[a]		500.0
1.350% notes due 2026[a]		600.0
2.750% notes due 2031[a]		300.0
6.200% notes due 2036[a]		500.0
6.200% notes due 2040[a]		250.0
Total borrowings at par value		2,514.9
Debt issuance costs and unamortized discount, net		(10.3)
Total borrowings at carrying value[b]	$	2,504.6

(a) The difference between the stated interest rate and the effective interest rate is not significant.
(b) As of December 31, 2023, our weighted-average effective rate on total borrowings was approximately 4.0%.

Commercial Paper Program

Pursuant to our commercial paper program, we may issue unsecured commercial paper notes in an amount not to exceed $1.25 billion outstanding at any time, reduced to the extent of borrowings outstanding on our Revolving Credit Facility. Our commercial paper borrowings may have maturities of up to 397 days from date of issuance. Interest rates for borrowings are based on market rates at the time of issuance. As of December 31, 2023 and 2022, we had $364.9 million and $180.0 million in commercial paper borrowings outstanding, respectively. Our commercial paper borrowings as of December 31, 2023 had a weighted-average annual interest rate of approximately 5.6% and a weighted-average term of approximately 3 days. During the years ended December 31, 2023 and 2022, the average commercial paper balance outstanding was $276.7 million and $192.9 million, respectively, and the maximum balance outstanding was $885.0 million and $725.0 million, respectively. Proceeds from our commercial paper borrowings were used for the repayment of our notes due in June 2023, general corporate purposes, and working capital needs, including the settlement of our money transfer obligations prior to collecting receivables from agents or others.

Revolving Credit Facility

On December 18, 2018, we entered into a credit agreement providing for unsecured financing facilities in an aggregate amount of $1.5 billion, including a $250.0 million letter of credit sub-facility, with a final maturity date of January 8, 2025. On October 31, 2022, we amended the facility to transition away from the London Interbank Offered Rate ("LIBOR") and allow us to draw loans payable based upon the Secured Overnight Financing Rate ("SOFR"), the Euro Interbank Offered Rate, or the Sterling Overnight Index Average. On November 30, 2023, we amended the facility by entering into a second amended and restated credit agreement (the "New Credit Agreement") providing for unsecured financing facilities in an aggregate amount of $1.25 billion, including a $250.0 million letter of credit subfacility and $300.0 million swing line sublimit, with a final maturity date of November 30, 2028, subject to extension in certain circumstances.

Interest due under the New Credit Agreement is payable according to the terms of that borrowing. Generally, interest under the New Credit Agreement is calculated using either (i) an adjusted term SOFR, or other applicable benchmark based on the currency of the borrowing, plus an interest rate margin determined on a sliding scale from 0.920% to 1.425% based on our credit rating (currently 1.140%) or (ii) a base rate plus a margin determined on a sliding scale from 0.000% to 0.425%) based on our credit rating (currently 0.140%). A facility fee on the total amount of the facility is also payable quarterly, regardless of usage, and such facility fee is determined on a sliding scale from 0.080% to 0.200% based on our credit rating (currently 0.110%).

The purpose of our Revolving Credit Facility, which is diversified through a group of 16 participating institutions, is to provide general liquidity and to support our commercial paper program, which we believe enhances our short-term credit rating. The largest commitment from any single financial institution within the total committed balance of $1.25 billion is approximately 14%. As of December 31, 2023 and 2022, we had no outstanding borrowings under the facility. If the amount available to borrow under the Revolving Credit Facility decreased, or if the Revolving Credit Facility were eliminated, the cost and availability of borrowing under the commercial paper program may be impacted.

Term Loan Facility

On December 18, 2018, we entered into an amended and restated term loan facility providing for up to $950.0 million in borrowings and extending the final maturity of the facility to January 2024 (the "Term Loan Facility"). In the first quarter of 2021, we repaid $650.0 million of the Term Loan Facility. On January 4, 2022, we repaid all remaining borrowings owed under the Term Loan Facility for total consideration of $300.0 million, using proceeds from our commercial paper and cash, including cash generated from operations. We are no longer able to borrow money under this facility.

Notes

For a discussion regarding the terms and maturities of our notes, please refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 15, Borrowings.

Credit Ratings and Debt Covenants

The credit ratings on our debt are an important consideration in our overall business, managing our financing costs, and facilitating access to additional capital on favorable terms. Factors that we believe are important in assessing our credit ratings include earnings, cash flow generation, leverage, available liquidity, and the overall business.

Our Revolving Credit Facility contains interest rate margins which are determined based on certain of our credit ratings and also contains a facility fee that is based on our credit ratings. In addition, the interest rates payable on our notes due in 2025, 2026, and 2031 can be impacted by our credit ratings. We are also subject to certain provisions in many of our notes and certain of our derivative contracts, which could require settlement or collateral posting in the event of a change in control combined with a downgrade below investment grade, as further described below. We do not have any other terms within our debt agreements that are tied to changes in our credit ratings.

The Revolving Credit Facility contains covenants, subject to certain exceptions, that, among other things, limit or restrict our ability to sell or transfer assets or merge or consolidate with another company, grant certain types of security interests, incur certain types of liens, impose restrictions on subsidiary dividends, enter into sale and leaseback transactions, incur certain subsidiary level indebtedness, or use proceeds in violation of anti-corruption or anti-money laundering laws. Our notes are subject to similar covenants except that only the notes due in 2036 contain covenants limiting or restricting subsidiary indebtedness, and none of our notes are subject to a covenant that limits our ability to impose restrictions on subsidiary dividends. Our Revolving Credit Facility requires us to maintain a consolidated adjusted Earnings before Interest, Taxes, Depreciation, and Amortization ("EBITDA") interest coverage ratio of greater than 3:1 (ratio of consolidated adjusted EBITDA, defined as net income/(loss) plus the sum of (i) interest expense, (ii) income tax expense, (iii) depreciation expense, (iv) amortization expense, (v) any other non-cash deductions, losses or charges made in determining net income/(loss) for such period, and (vi) extraordinary, non-recurring, or unusual losses or charges (including costs and expenses of litigation included in operating income), minus extraordinary, non-recurring or unusual gains provided that the amount added back to net income (or net loss) for such extraordinary, non-recurring or unusual losses, expenses or charges may not exceed 10% of adjusted EBITDA, in each case determined in accordance with United States generally accepted accounting principles for such period, to interest expense) for each period comprising the four most recent consecutive fiscal quarters. Our consolidated interest coverage ratio was 10:1 for the year ended December 31, 2023.

For the year ended December 31, 2023, we were in compliance with our debt covenants. A violation of our debt covenants could impair our ability to borrow, and outstanding amounts borrowed could become due, thereby restricting our ability to use our excess cash for other purposes.

Certain of our notes (including our notes due in 2025, 2026, 2031, and 2040) include a change of control triggering event provision, as defined in the terms of the notes. If a change of control triggering event occurs, holders of the notes may require us to repurchase some or all of their notes at a price equal to 101% of the principal amount of their notes, plus any accrued and unpaid interest. A change of control triggering event will occur when there is a change of control involving us and, among other things, within a specified period in relation to the change of control, the notes are downgraded from an investment grade rating to below an investment grade rating by certain major credit rating agencies.

Cash Priorities

Liquidity

Our objective is to maintain strong liquidity and a capital structure consistent with investment-grade credit ratings. We have existing cash balances, cash flows from operating activities, access to the commercial paper markets, and our Revolving Credit Facility available to support the needs of our business.

Our ability to grow the business, make investments in our business, make acquisitions, return capital to shareholders, including through dividends and share repurchases, and service our debt and tax obligations will depend on our ability to continue to generate excess operating cash through our operating subsidiaries and to continue to receive dividends from those operating subsidiaries, our ability to obtain adequate financing, and our ability to identify acquisitions that align with our long-term strategy. For additional information, please refer to Part II, Item 5, *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*.

Capital Expenditures

The total aggregate amount paid for purchased and developed software, contract costs, and purchases of property and equipment was $147.8 million and $208.2 million in 2023 and 2022, respectively. Amounts paid for new and renewed agent contracts vary depending on the terms of existing contracts as well as the timing of new and renewed contract signings. Other capital expenditures during these periods included investments in our information technology infrastructure.

Share Repurchases and Dividends

On February 10, 2022, our Board of Directors authorized $1.0 billion of common stock repurchases through December 31, 2024. During the years ended December 31, 2023 and 2022, 24.3 million and 22.3 million shares, respectively, were repurchased for $300.0 million and $351.8 million, respectively, excluding commissions, at an average cost of $12.35 and $15.81, respectively, under this share repurchase authorization. As of December 31, 2023, $348.2 million remained available under this share repurchase authorization.

Our Board of Directors declared quarterly cash dividends of $0.235 per common share in all four quarters of 2023 and 2022, representing $346.1 million and $361.6 million in total dividends, respectively. These amounts were paid to shareholders of record in the respective quarter the dividend was declared.

On February 6, 2024, the Board of Directors declared a quarterly cash dividend of $0.235 per common share payable on March 29, 2024.

Material Cash Requirements

Debt Service Requirements

Our 2024 and future debt service requirements will include payments on all outstanding indebtedness, including any borrowings under our commercial paper program. Our next scheduled principal payment on our outstanding notes is in 2025.

As of December 31, 2023, the total projected interest payments on outstanding borrowings were $762.3 million, of which $77.1 million is expected to be paid in the next 12 months. We have estimated our future interest payments based on the assumption that no debt issuances or renewals will occur upon the maturity dates of our notes. However, we may refinance all or a portion of our borrowings in future periods, and we expect to continue to borrow under our commercial paper program for general corporate purposes and working capital needs.

2017 United States Federal Tax Liability

The Tax Act imposed a tax on certain of our previously undistributed foreign earnings. This tax charge, combined with our other 2017 United States taxable income and tax attributes, resulted in a 2017 United States federal tax liability of approximately $800 million, of which approximately $358 million remained as of December 31, 2023. We elected to pay this liability in periodic installments through 2025. Under the terms of the law, we owe 20% and 25% of the original liability in 2024 and 2025, respectively. During the years ended December 31, 2023 and 2022, we made installment payments of $119.5 million and $63.7 million, respectively. These payments have affected and will continue to adversely affect our cash flows and liquidity and may adversely affect future share repurchases.

Operating Leases

We lease real properties for use as administrative and sales offices, in addition to transportation, office, and other equipment. Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 12, Leases for details on our leasing arrangements, including future maturities of our operating lease liabilities.

Purchase Obligations

A purchase obligation is an agreement to purchase goods or services that is enforceable, legally binding, and specifies all significant terms. As of December 31, 2023, we had approximately $210 million of outstanding purchase obligations, of which approximately $130 million is expected to be paid in the next 12 months. Many of our contracts contain clauses that allow us to terminate the contract with notice and with a termination penalty. Termination penalties are generally an amount less than the original obligation. Obligations under certain contracts are usage-based and are, therefore, estimated in the above amounts. Historically, we have not had any significant defaults on our contractual obligations or incurred significant penalties for termination of our contractual obligations.

We have no material off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Other Commercial Commitments

We had approximately $150 million in outstanding letters of credit and bank guarantees as of December 31, 2023 primarily held in connection with regulatory requirements, lease arrangements, and certain agent agreements. We expect to renew many of our letters of credit and bank guarantees prior to expiration.

Critical Accounting Policies and Estimates

Management's discussion and analysis of results of operations and financial condition is based on our consolidated financial statements that have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities, and other related disclosures. Actual results may or may not differ from these estimates. Our significant accounting policies are discussed in Part II, Item 8, *Financial Statements and Supplementary Data,* Note 2, Summary of Significant Accounting Policies.

Our critical accounting policies and estimates, described below, are very important to the portrayal of our financial condition and our results of operations, and applying them requires our management to make difficult, subjective, and complex judgments. We believe that the understanding of these key accounting policies and estimates is essential in achieving more insight into our operating results and financial condition.

Income Taxes

Income taxes, as reported in our consolidated financial statements, represent the net amount of income taxes we expect to pay to various taxing jurisdictions in connection with our operations. We provide for income taxes based on amounts that we believe we will ultimately owe after applying the required analyses and judgments.

The determination of our worldwide provision for income taxes requires significant judgment. We routinely receive, and may in the future receive, questions from taxing authorities on various tax-related assertions. In many of these instances, the ultimate tax determination is uncertain, given the complexities in interpreting tax laws and applying our facts and circumstances to these laws in many jurisdictions throughout the world.

We recognize the tax benefit from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

We have established contingency reserves for a variety of material, known tax exposures. Our tax reserves reflect our judgment as to the resolution of the issues involved if subject to judicial review or other settlement. While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve. With respect to these reserves, our income tax expense would include: (i) any changes in tax reserves arising from material changes in facts and circumstances (i.e., new information) surrounding a tax issue during the period and (ii) any difference from our tax position as recorded in the consolidated financial statements and the final resolution of a tax issue during the period.

Our tax contingency reserves for our uncertain tax positions as of December 31, 2023 were $244.8 million, including accrued interest and penalties, net of related items. While we believe that our reserves are adequate to cover reasonably expected tax risks, in the event that the ultimate resolution of our uncertain tax positions differs from our estimates, we may be exposed to material increases in income tax expense, which could materially impact our financial condition, results of operations, and cash flows. Furthermore, the timing of any related cash payments for these tax liabilities is inherently uncertain and is affected by variable factors outside our control.

Goodwill

Goodwill represents the excess of purchase price over the fair value of tangible and other intangible assets acquired less liabilities assumed, arising from business combinations. An impairment assessment of goodwill is conducted annually during our fourth quarter at the reporting unit level. This assessment of goodwill is performed more frequently if events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. Reporting units are determined by the level at which management reviews segment operating results. In some cases, that level is the operating segment, and in others, it is one level below the operating segment.

Our impairment assessment typically begins with a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The initial qualitative assessment includes

comparing the overall financial performance of the reporting unit against the planned results. Additionally, each reporting unit's fair value is assessed based on current and expected events and circumstances, including macroeconomic conditions, industry and market considerations, cost factors, and other relevant entity-specific events. Periodically, we perform a quantitative assessment, as described below, for each of our reporting units, regardless of the results of prior qualitative assessments.

If we determine in the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we estimate the fair value of the reporting unit using discounted cash flows and compare the estimated fair value to its carrying value. If the carrying value exceeds the fair value of the reporting unit, then an impairment is recognized for the difference. Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 2, Summary of Significant Accounting Policies, for further discussion regarding our accounting policies for goodwill and any related impairments.

The determination of the reporting units and which reporting units to include in the qualitative assessment requires significant judgment. Also, all of the assumptions used in the qualitative assessment require judgment. Additionally, for the quantitative goodwill impairment test, we calculate the fair value of reporting units through discounted cash flow analyses which require us to make estimates and assumptions including, among other items, revenue growth rates, operating margins, and capital expenditures based on our budgets and business plans. Development of such estimates and assumptions and the resultant fair value takes into consideration expected regulatory, marketplace, and other economic factors as well as relevant discount rates and terminal values.

We could be required to evaluate the recoverability of goodwill if we experience disruptions to the business, unexpected significant declines in operating results, a divestiture of a significant component of our business, or other triggering events. In addition, as our business or the way we manage our business changes, our reporting units may also change. If an event described above occurs and causes us to recognize a goodwill impairment charge, it would impact our reported earnings in the period such charge occurs.

The carrying value of goodwill as of December 31, 2023 was $2,034.6 million, which represented approximately 25% of our consolidated assets. As of December 31, 2023, goodwill of $1,980.7 million resides in our Consumer Money Transfer reporting unit, while the remaining $53.9 million resides in Consumer Services. For the years ended December 31, 2023 and 2022, we did not record any goodwill impairments. For the reporting units that comprise Consumer Money Transfer and Consumer Services, the fair values of the businesses significantly exceed their carrying amounts.

Other Intangible Assets

We capitalize acquired intangible assets as well as certain initial payments for new and renewed agent contracts and software. We evaluate such intangible assets for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. In such reviews, estimated undiscounted cash flows associated with these assets or operations are compared with their carrying amounts to determine if a write-down to fair value (normally measured by the present value technique) is required.

The capitalization of software costs incurred during the application development stage, as well as costs incurred to acquire, install, and customize software for internal use, is subject to accounting policy criteria which requires management judgment to determine the stage of development, the amount of costs eligible to be capitalized, and the related period of benefit. For developed software, we capitalize the eligible costs (predominantly detailed design, development, and testing) incurred during the application development stage, and all other costs are expensed as incurred. Once the software is ready for its intended use, the capitalized costs are amortized over the software's estimated useful life. The capitalization of initial payments for new and renewed agent contracts is subject to strict accounting policy criteria and requires management judgment as to the amount to capitalize and the related period of benefit. Our accounting policy is to limit the amount of capitalized costs for a given agent contract to the lesser of the estimated future cash flows from the contract or the termination fees we would receive in the event of early termination of the contract.

Disruptions to contractual relationships, significant actual or expected declines in cash flows or transaction volumes associated with contracts or software applications, or the discontinued use of a software application would cause us to evaluate the recoverability of the asset and could result in an impairment charge. Additionally, evaluating future cash flows

associated with each asset requires us to make estimates and assumptions, including, among other things, revenue growth rates and operating margins based on our budgets and business plans.

The net carrying value of our other intangible assets as of December 31, 2023 was $380.2 million. During the year ended December 31, 2023, we recorded impairments of approximately $9 million to other intangible assets primarily related to software no longer in use. During the year ended December 31, 2022, we recorded immaterial impairments related to other intangible assets.

Recent Accounting Pronouncements

Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 2, Summary of Significant Accounting Policies for further discussion.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in market rates and prices, including changes in foreign currency exchange rates and interest rates and credit risk related to our agents and customers. A risk management program is in place to manage these risks.

Foreign Currency Exchange Rates

We provide our services primarily through a network of agent locations in more than 200 countries and territories. We manage foreign exchange risk through the structure of the business and an active risk management process. We currently settle with the significant majority of our agents in United States dollars, Mexican pesos, or euros, requiring those agents to obtain local currency to pay recipients, and we generally do not rely on international currency markets to obtain and pay illiquid currencies. However, in certain circumstances, we settle in other currencies. The foreign currency exposure that does exist is limited by the fact that the significant majority of transactions are paid by the next day after they are initiated, and agent settlements occur within a few days in most instances. To mitigate this risk further, we enter into short duration foreign currency forward contracts, generally with maturities ranging from a few days to one month, to offset foreign exchange rate fluctuations between transaction initiation and settlement. We also have exposure to certain foreign currency denominated cash and other asset and liability positions and may utilize foreign currency forward contracts, typically with maturities of less than one year at inception, to offset foreign exchange rate fluctuations on these positions. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer or business and a rate available in the wholesale foreign exchange market, helping to provide protection against currency fluctuations. We attempt to promptly buy and sell foreign currencies as necessary to cover our net payables and receivables which are denominated in foreign currencies.

We use longer-term foreign currency forward contracts to help mitigate risks associated with changes in foreign currency exchange rates on revenues denominated in the euro, and, to a lesser degree, the Canadian dollar, the British pound, and other currencies. We use contracts with maturities of up to 36 months at inception to mitigate some of the impact that changes in foreign currency exchange rates could have on forecasted revenues, with a targeted weighted-average maturity of approximately one year. We believe the use of longer-term foreign currency forward contracts provides predictability of future cash flows from our international operations.

As of December 31, 2023, a hypothetical uniform 10% strengthening or weakening in the value of the United States dollar relative to all other currencies in which our net income is generated would have resulted in a decrease/increase to pre-tax annual income of approximately $28 million, based on our forecast of unhedged exposure to foreign currency at that date. There are inherent limitations in this sensitivity analysis, primarily due to the following assumptions: (i) foreign exchange rate movements are linear and instantaneous, (ii) fixed exchange rates between certain currency pairs are retained, (iii) the unhedged exposure is static, and (iv) we would not hedge any additional exposure. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Interest Rates

We invest in several types of interest-bearing assets, with a total value as of December 31, 2023 of approximately $2.6 billion. Approximately $1.3 billion of these assets bear interest at floating rates. These assets primarily include cash in banks, money market investments, and state and municipal variable-rate securities and are included in our Consolidated Balance Sheets within Cash and cash equivalents and Settlement assets. To the extent these assets are held in connection with money transfers and other related payment services awaiting redemption, they are classified as Settlement assets. Earnings on these investments will increase and decrease with changes in the underlying short-term interest rates.

The remaining interest-bearing assets pay fixed interest rates and primarily consist of highly-rated state and municipal debt securities and asset-backed securities. These investments may include investments made from cash received from our money order services, money transfer business, and other related payment services awaiting redemption and are classified within Settlement assets in the Consolidated Balance Sheets. As interest rates rise, the fair values of these fixed-rate interest-bearing securities will decrease; conversely, a decrease to interest rates would result in an increase to the fair values of the securities. We have classified these investments as available-for-sale within Settlement assets in the Consolidated Balance Sheets, and accordingly, recorded these instruments at their fair value with the net unrealized gains and losses, excluding credit related losses, net of the applicable deferred income tax effect, being added to or deducted from our Total stockholders' equity in our Consolidated Balance Sheets.

Borrowings under our commercial paper program mature in such a short period that the financing is effectively floating rate. As of December 31, 2023, there were $364.9 million in outstanding borrowings under our commercial paper program.

We review our overall exposure to floating and fixed rates by evaluating our net asset or liability position and the duration of each individual position. We manage this mix of fixed versus floating exposure in an attempt to minimize risk, reduce costs, and improve returns. Our exposure to interest rates can be modified by changing the mix of our interest-bearing assets as well as adjusting the mix of fixed versus floating rate debt. The latter is accomplished primarily through the use of interest rate swaps and the decision regarding terms of any new debt issuances (i.e., fixed versus floating). From time to time, we use interest rate swaps designated as hedges to vary the percentage of fixed to floating rate debt, subject to market conditions, although there were no such swaps outstanding as of December 31, 2023. As of December 31, 2023, our weighted-average effective rate on total borrowings was approximately 4.0%.

A hypothetical 100 basis point increase/decrease in interest rates would result in a decrease/increase to annual pre-tax income of approximately $4 million based on borrowings that are sensitive to interest rate fluctuations, net of the impact of hedges, on December 31, 2023. The same 100 basis point increase/decrease in interest rates, if applied to our cash and investment balances on December 31, 2023 that bear interest at floating rates, would result in an offsetting increase/decrease to annual pre-tax income of approximately $13 million. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumptions that interest rate changes would be instantaneous and consistent across all geographies in which our interest-bearing assets are held and our liabilities are payable. As a result, the analysis is unable to reflect the potential effects of more complex market changes, including changes in credit risk regarding our investments, which may positively or negatively affect income. In addition, the mix of fixed versus floating rate debt and investments and the level of assets and liabilities will change over time, including the impact from commercial paper borrowings that may be outstanding in future periods.

Credit Risk

To manage our exposures to credit risk with respect to investment securities, money market fund investments, derivatives, and other credit risk exposures resulting from our relationships with banks and financial institutions, we regularly review investment concentrations, trading levels, credit spreads, and credit ratings, and we attempt to diversify our investments among global financial institutions.

We are also exposed to credit risk related to receivable balances from agents in the money transfer, bill payment, and money order settlement process. We perform a credit review before each agent signing and conduct periodic analyses of agents and certain other parties we transact with directly. In addition, we are exposed to losses directly from consumer transactions, particularly through our digital channels, where transactions are originated through means other than cash

and are therefore subject to "chargebacks," insufficient funds, or other collection impediments, such as fraud, which are anticipated to increase as digital channels become a greater proportion of our money transfer business.

Our losses have been less than 2% of our consolidated revenues in all periods presented.

Item 8. Financial Statements and Supplementary Data


THE WESTERN UNION COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


All other financial statement schedules for The Western Union Company have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the respective consolidated financial statements or notes thereto.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Western Union Company's ("Western Union" or the "Company") internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Western Union's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Western Union's internal control over financial reporting as of December 31, 2023, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 framework). Based on the results of its evaluation, the Company's management concluded that as of December 31, 2023, the Company's internal control over financial reporting is effective. Western Union's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, Western Union's independent registered public accounting firm, as stated in their attestation report included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Western Union Company

Opinion on Internal Control Over Financial Reporting

We have audited The Western Union Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Western Union Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 22, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Denver, Colorado
February 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Western Union Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Western Union Company (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2023 and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 22, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income taxes – International tax structure

Description of the Matter	As described in Note 10 to the consolidated financial statements, the Company operates in a multinational tax environment and is subject to taxation in various jurisdictions. The Company earns a significant amount of its operating income in multiple foreign jurisdictions and the Company's organizational structure is designed to reflect strategic and operational business imperatives that change over time. As the Company operates in a multinational tax environment and incurs income tax obligations in a number of jurisdictions, complexities and uncertainties can arise in the application of complex tax laws. Auditing the application of tax legislation to the Company's affairs is inherently complex, highly specialized and requires judgment. These factors impact the Company's estimation of uncertain tax positions and income tax provisions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's interpretation of tax laws and application of interpretations in the determination of the provision for income taxes. This included controls over the Company's interpretation of tax laws in jurisdictions the Company operates as well as the completeness and accuracy of the underlying data used in the provision for income tax calculations. We involved our tax professionals, including U.S. and select foreign tax professionals, to assist in the evaluation of the Company's tax obligations. We assessed the Company's evaluation of tax laws and tested the provision for income tax calculations, including the completeness and accuracy of underlying data used in the calculations. We evaluated third-party tax advice obtained by the Company. We also evaluated the adequacy of the Company's financial statement disclosures related to income tax matters.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2006.

Denver, Colorado
February 22, 2024

THE WESTERN UNION COMPANY

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

| | Year Ended December 31, | | |
	2023	2022	2021
Revenues	$ 4,357.0	$ 4,475.5	$ 5,070.8
Expenses:			
Cost of services	2,671.7	2,626.4	2,896.4
Selling, general, and administrative	867.8	964.2	1,051.3
Total expenses[a]	3,539.5	3,590.6	3,947.7
Operating income	817.5	884.9	1,123.1
Other income/(expense):			
Gain on divestiture of business (Note 4)	18.0	248.3	—
Gain on sale of noncontrolling interest in a private company (Note 4)	—	—	47.9
Pension settlement charges (Note 11)	—	—	(109.8)
Interest income	15.6	13.9	1.4
Interest expense	(105.3)	(101.0)	(105.5)
Other expense, net	—	(37.5)	(21.7)
Total other income/(expense), net	(71.7)	123.7	(187.7)
Income before income taxes	745.8	1,008.6	935.4
Provision for income taxes	119.8	98.0	129.6
Net income	$ 626.0	$ 910.6	$ 805.8
Earnings per share:			
Basic	$ 1.69	$ 2.35	$ 1.98
Diluted	$ 1.68	$ 2.34	$ 1.97
Weighted-average shares outstanding:			
Basic	370.8	387.2	406.8
Diluted	371.8	388.4	408.9

(a) As further described in Note 6, total expenses include amounts incurred with related parties of $45.4 million, $48.8 million, and $54.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 626.0	$ 910.6	$ 805.8
Other comprehensive income, net of reclassifications and tax (Note 13):			
Unrealized gains/(losses) on investment securities	36.4	(99.8)	(27.9)
Unrealized gains/(losses) on hedging activities	(35.8)	1.8	49.2
Foreign currency translation adjustments	—	(17.8)	—
Defined benefit pension plan adjustments (Note 11)	—	—	86.1
Total other comprehensive income/(loss)	0.6	(115.8)	107.4
Comprehensive income	$ 626.6	$ 794.8	$ 913.2

See Notes to Consolidated Financial Statements.

72

THE WESTERN UNION COMPANY

CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	December 31,	
	2023	**2022**
Assets		
Cash and cash equivalents	$ 1,268.6	$ 1,285.9
Settlement assets	3,687.0	3,486.8
Property and equipment, net of accumulated depreciation of $438.8 and $512.8, respectively	91.4	109.6
Goodwill	2,034.6	2,034.6
Other intangible assets, net of accumulated amortization of $685.9 and $616.3, respectively	380.2	457.9
Other assets (Note 9)	737.0	859.9
Assets held for sale (Note 4)	—	261.6
Total assets	$ 8,198.8	$ 8,496.3
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 453.0	$ 464.0
Settlement obligations	3,687.0	3,486.8
Income taxes payable	659.5	725.3
Deferred tax liability, net	147.6	158.5
Borrowings	2,504.6	2,616.8
Other liabilities (Note 9)	268.1	384.6
Liabilities associated with assets held for sale (Note 4)	—	182.5
Total liabilities	7,719.8	8,018.5
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Preferred stock, $1.00 par value; 10 shares authorized; no shares issued	—	—
Common stock, $0.01 par value; 2,000 shares authorized; 350.5 shares and 373.5 shares issued and outstanding as of December 31, 2023 and 2022, respectively	3.5	3.7
Capital surplus	1,031.9	995.9
Accumulated deficit	(389.1)	(353.9)
Accumulated other comprehensive loss	(167.3)	(167.9)
Total stockholders' equity	479.0	477.8
Total liabilities and stockholders' equity	$ 8,198.8	$ 8,496.3

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities			
Net income	$ 626.0	$ 910.6	$ 805.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	39.1	42.7	49.6
Amortization	144.5	141.1	158.6
Pension settlement charges (Note 11)	—	—	109.8
Gain on divestiture of business, excluding transaction costs (Note 4)	(18.0)	(254.8)	—
Gain on the sale of noncontrolling interest in a private company (Note 4)	—	—	(47.9)
Deferred income tax benefit (Note 10)	(11.0)	(26.7)	(2.6)
Other non-cash items, net	113.9	115.4	149.6
Increase/(decrease) in cash, excluding the effects of divestitures, resulting from changes in:			
Other assets	(36.3)	(209.2)	(73.0)
Accounts payable and accrued liabilities	(22.4)	42.6	(24.8)
Income taxes payable (Note 10)	(68.1)	(152.7)	(56.2)
Other liabilities	15.4	(27.4)	(23.6)
Net cash provided by operating activities	783.1	581.6	1,045.3
Cash flows from investing activities			
Payments for capitalized contract costs	(36.4)	(71.9)	(107.5)
Payments for internal use software	(88.5)	(104.4)	(69.4)
Purchases of property and equipment	(22.9)	(31.9)	(37.7)
Purchases of settlement investments	(495.3)	(1,160.0)	(433.0)
Proceeds from the sale of settlement investments	262.0	919.3	755.3
Maturities of settlement investments	144.0	169.7	229.7
Proceeds from the sale of noncontrolling interest in a private company (Note 4)	—	—	50.9
Purchase of noncontrolling interest in stc Bank (Note 4)	—	—	(200.0)
Purchases of non-settlement investments (Note 8)	—	(400.0)	—
Proceeds from the sale of non-settlement investments (Note 8)	100.0	300.0	—
Proceeds from divestiture, net of cash divested (Note 4)	—	887.2	—
Other investing activities	(3.7)	17.5	3.7
Net cash (used in)/provided by investing activities	(140.8)	525.5	192.0
Cash flows from financing activities			
Cash dividends and dividend equivalents paid (Note 13)	(349.0)	(364.2)	(381.6)
Common stock repurchased (Note 13)	(308.4)	(369.9)	(409.9)
Net proceeds from/(repayments of) commercial paper	184.9	(95.0)	195.0
Net proceeds from issuance of borrowings	—	—	891.7
Principal payments on borrowings	(300.0)	(300.0)	(1,150.0)
Make-whole premium on early extinguishment of debt (Note 15)	—	—	(14.3)
Proceeds from exercise of options	0.2	9.5	11.6
Net change in settlement obligations	(122.8)	(56.4)	(412.2)
Other financing activities	(1.7)	(1.3)	0.2
Net cash used in financing activities	(896.8)	(1,177.3)	(1,269.5)
Net change in cash and cash equivalents, including settlement, and restricted cash	(254.5)	(70.2)	(32.2)
Cash and cash equivalents, including settlement, and restricted cash at beginning of period	2,040.7	2,110.9	2,143.1
Cash and cash equivalents, including settlement, and restricted cash at end of period	$ 1,786.2	$ 2,040.7	$ 2,110.9

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

SUPPLEMENTAL CASH FLOW INFORMATION
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Reconciliation of balance sheet cash and cash equivalents to cash flows:			
Cash and cash equivalents on balance sheet	$ 1,268.6	$ 1,285.9	$ 1,208.3
Settlement cash and cash equivalents (Note 7)	496.0	708.1	835.5
Restricted cash in Other assets	21.6	41.5	29.4
Cash and cash equivalents included in Assets held for sale (Note 4)	—	5.2	37.7
Cash and cash equivalents, including settlement, and restricted cash at end of period	$ 1,786.2	$ 2,040.7	$ 2,110.9
Supplemental cash flow information:			
Interest paid	$ 102.4	$ 97.2	$ 101.6
Income taxes paid	$ 197.4	$ 279.8	$ 185.9
Cash paid for lease liabilities	$ 40.1	$ 40.5	$ 46.5
Non-cash lease liabilities arising from obtaining right-of-use assets (Note 12)	$ 39.1	$ 12.4	$ 18.5
Internal use software capitalized but not yet paid	$ —	$ —	$ 26.4
Accrued and unpaid capitalized contract costs	$ —	$ 32.3	$ —

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Capital Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2020	411.2	$ 4.1	$ 885.1	$ (543.1)	$ (159.5)	$ 186.6
Net income	—	—	—	805.8	—	805.8
Stock-based compensation	—	—	44.3	—	—	44.3
Common stock dividends and dividend equivalents declared ($0.94 per share)	—	—	—	(384.8)	—	(384.8)
Repurchase and retirement of common shares	(20.1)	(0.2)	—	(415.1)	—	(415.3)
Shares issued under stock-based compensation plans	2.7	—	11.6	—	—	11.6
Other comprehensive income (Note 13)	—	—	—	—	107.4	107.4
Balance, December 31, 2021	393.8	3.9	941.0	(537.2)	(52.1)	355.6
Net income	—	—	—	910.6	—	910.6
Stock-based compensation	—	—	45.5	—	—	45.5
Common stock dividends and dividend equivalents declared ($0.94 per share)	—	—	—	(363.0)	—	(363.0)
Repurchase and retirement of common shares	(23.0)	(0.3)	—	(364.3)	—	(364.6)
Shares issued under stock-based compensation plans	2.7	0.1	9.4	—	—	9.5
Other comprehensive loss (Note 13)	—	—	—	—	(115.8)	(115.8)
Balance, December 31, 2022	373.5	3.7	995.9	(353.9)	(167.9)	477.8
Net income	—	—	—	626.0	—	626.0
Stock-based compensation	—	—	35.9	—	—	35.9
Common stock dividends and dividend equivalents declared ($0.94 per share)	—	—	—	(350.3)	—	(350.3)
Repurchase and retirement of common shares	(24.9)	(0.3)	—	(310.9)	—	(311.2)
Shares issued under stock-based compensation plans	1.9	0.1	0.1	—	—	0.2
Other comprehensive income (Note 13)	—	—	—	—	0.6	0.6
Balance, December 31, 2023	350.5	$ 3.5	$ 1,031.9	$ (389.1)	$ (167.3)	$ 479.0

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Business

The Western Union Company ("Western Union" or the "Company") is a leader in cross-border, cross-currency money movement, payments, and digital financial services, empowering consumers, businesses, financial institutions, and governments with fast, reliable, and convenient ways to send money and make payments around the world. The Western Union® brand is globally recognized. The Company's services are available through a network of agent locations in more than 200 countries and territories and also through money transfer transactions conducted and funded through websites and mobile applications marketed under the Company's brands ("Branded Digital") and transactions initiated on internet and mobile applications hosted by the Company's third-party white label or co-branded digital partners. Each location in the Company's agent network is capable of providing one or more of the Company's services.

The Western Union business consisted of the following segments:

- *Consumer Money Transfer* - The Consumer Money Transfer operating segment (previously Consumer-to-Consumer) facilitates money transfers, which are primarily sent from retail agent locations worldwide or through websites and mobile devices. The Company's money transfer service is provided through one interconnected global network. This service is available for international cross-border transfers and, in certain countries, intra-country transfers.

- *Business Solutions* - On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC (collectively, "the Buyer"), and the final closing for this transaction occurred on July 1, 2023. Accordingly, the Company will no longer report Business Solutions revenues and operating expenses after July 1, 2023. See Note 4 for further information regarding this transaction. The Buyer has rebranded the sold operations within a new standalone company (now referred to as "Convera"). The Business Solutions operating segment facilitated payment and foreign exchange solutions, primarily cross-border, cross-currency transactions, for small and medium size enterprises and other organizations and individuals. The Business Solutions business related to exchanges of currency at spot rates, which enabled customers to make cross-currency payments, and in limited countries, the Company wrote foreign currency forward and option contracts for customers to facilitate future payments.

- *Consumer Services* - The Consumer Services segment (previously Other) includes the Company's bill payment services which facilitate payments for consumers, businesses, and other organizations, as well as the Company's money order services, retail foreign exchange services, prepaid cards, lending partnerships, and digital wallets. Certain of the Company's corporate costs such as costs related to strategic initiatives, including costs for the review and closing of mergers, acquisitions, and divestitures, are also included in Consumer Services.

See Note 17 for further information regarding the Company's segments.

There are legal or regulatory limitations on transferring certain assets of the Company outside of the countries where these assets are located. However, there are generally no limitations on the use of these assets within those countries. Additionally, the Company must meet minimum capital requirements in some countries in order to maintain operating licenses. As of December 31, 2023, the Company's restricted net assets associated with these asset limitations and minimum capital requirements totaled approximately $440 million.

Various aspects of the Company's services and businesses are subject to United States federal, state, and local regulation, as well as regulation by foreign jurisdictions, including certain banking and other financial services regulations.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Basis of Presentation

The financial statements in this Annual Report on Form 10-K are presented on a consolidated basis and include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Consistent with industry practice, the accompanying Consolidated Balance Sheets are unclassified due to the short-term nature of the Company's settlement obligations contrasted with the Company's ability to invest cash awaiting settlement in long-term investment securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Principles of Consolidation

The Company consolidates financial results when it has a controlling financial interest in a subsidiary via voting rights or when it has both the power to direct the activities of an entity that most significantly impact the entity's economic performance and the ability to absorb losses or the right to receive benefits of the entity that could potentially be significant to the entity. The Company utilizes the equity method of accounting when it is able to exercise significant influence over an entity's operations, which generally occurs when the Company has an ownership interest between 20% and 50%.

Earnings Per Share

The calculation of basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Outstanding options to purchase Western Union stock and unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options at the presented dates are exercised and shares of restricted stock have vested, using the treasury stock method. The treasury stock method assumes proceeds from the exercise price of stock options and the unamortized compensation expense of options and restricted stock are available to acquire shares at an average market price throughout the period, and therefore, reduce the dilutive effect.

Shares excluded from the diluted earnings per share calculation were 9.7 million, 8.0 million, and 2.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. The effect of these shares was anti-dilutive under the treasury stock method, as assumed proceeds of the options and restricted stock per unit were above the Company's average share price during the periods.

The following table provides the calculation of diluted weighted-average shares outstanding (in millions):

	Year Ended December 31,		
	2023	**2022**	**2021**
Basic weighted-average shares outstanding	370.8	387.2	406.8
Common stock equivalents	1.0	1.2	2.1
Diluted weighted-average shares outstanding	371.8	388.4	408.9

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Value Measurements

The Company determines the fair values of its assets and liabilities that are recognized or disclosed at fair value in accordance with the hierarchy described below. The following three levels of inputs may be used to measure fair value:

- *Level 1* - Quoted prices in active markets for identical assets or liabilities.

- *Level 2* - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. For most of these assets, the Company utilizes pricing services that use multiple prices as inputs to determine daily market values.

- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include items where the determination of fair value requires significant management judgment or estimation. The Company holds assets classified as Level 3 that are recognized and disclosed at fair value on a non-recurring basis related to the Company's business combinations, where the values of the intangible assets and goodwill acquired in a purchase are derived utilizing one of the three recognized approaches: the market approach, the income approach, or the cost approach.

Carrying amounts for many of the Company's financial instruments, including cash and cash equivalents, settlement cash and cash equivalents, and settlement receivables and settlement obligations approximate fair value due to their short maturities. Available-for-sale investment securities, as further discussed in Notes 7 and 8, and derivative financial instruments, as further discussed in Notes 8 and 14, are carried at fair value. Fixed-rate notes are carried at their original issuance values and adjusted over time to amortize or accrete that value to par. The fair values of fixed-rate notes are disclosed in Note 8 and are based on market quotations.

The fair values of non-financial assets and liabilities related to the Company's business combinations, as applicable, will be disclosed in Note 4.

Business Combinations

The Company accounts for all business combinations where control over another entity is obtained using the acquisition method of accounting, which requires that most assets (both tangible and intangible), liabilities (including contingent consideration), and remaining noncontrolling interests be recognized at fair value at the date of acquisition. The excess of the purchase price over the fair value of assets less liabilities and noncontrolling interests is recognized as goodwill. Certain adjustments to the assessed fair values of the assets, liabilities, or noncontrolling interests made subsequent to the acquisition date, but within the measurement period, which is one year or less, are recorded as adjustments to goodwill. Any adjustments subsequent to the measurement period are recorded within Net income. Any cost or equity method interest that the Company holds in the acquired company prior to the acquisition is remeasured to fair value at acquisition with a resulting gain or loss recognized within Other expense, net for the difference between fair value and existing book value. Results of operations of the acquired company are included in the Company's results from the date of the acquisition forward and include amortization expense arising from acquired intangible assets. The Company expenses all costs as incurred related to or involved with an acquisition in Selling, general, and administrative expenses.

Cash and Cash Equivalents

Highly liquid investments (other than those included in settlement assets) with maturities of three months or less at the date of purchase (that are readily convertible to cash) are considered cash equivalents and are stated at cost, which approximates fair value.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company maintains cash and cash equivalent balances, which may include a portion in money market funds, with a group of globally diversified banks and financial institutions. The Company limits the concentration of its cash and cash equivalents with any one institution and regularly reviews investment concentrations and credit worthiness of these institutions.

Allowance for Credit Losses

For the Company's accounting policies with respect to the allowance for credit losses, refer to Note 7.

Settlement Assets and Obligations

Settlement assets represent funds received or to be received from agents and others for unsettled money transfers, money orders, and consumer payments. The Company records corresponding settlement obligations relating to amounts payable under money transfers, money orders, and consumer payment service arrangements. The Company has included the settlement assets and obligations related to the Business Solutions segment in the Assets held for sale and Liabilities associated with assets held for sale lines, respectively, of the Consolidated Balance Sheets as of December 31, 2022.

Settlement assets consist of cash and cash equivalents, receivables from agents and others, and investment securities. Cash received by Western Union agents generally becomes available to the Company within one week after initial receipt by the agent. Cash equivalents consist of short-term time deposits, commercial paper, and other highly liquid investments. Receivables from agents represent funds collected by such agents, but in transit to the Company. Western Union has a large and diverse agent base, thereby reducing the Company's credit risk from any one agent. The Company performs ongoing credit evaluations of its agents' financial condition and credit worthiness.

Receivables from Business Solutions customers arose from cross-currency payment transactions in the Business Solutions segment. Receivables occurred when funds were paid out to a beneficiary but were not yet received from the customer.

Settlement obligations consist of money transfer, money order and payment service payables, and payables to agents. Money transfer payables represent amounts to be paid to transferees when they request their funds. Most agents typically settle with transferees first and then obtain reimbursement from the Company. Money order payables represent amounts not yet presented for payment. Payment service payables represent amounts to be paid to utility companies, auto finance companies, mortgage servicers, financial service providers, government agencies, and others. Due to the agent funding and settlement process, payables to agents represent amounts due to agents for money transfers that have been settled with transferees.

Refer to Note 7 for additional details on the Company's settlement assets and obligations.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated life of the related assets (generally three to seven years for equipment and furniture and fixtures) or the lease term. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Property and equipment consisted of the following (in millions):

	December 31,	
	2023	**2022**
Equipment	$ 373.4	$ 464.6
Leasehold improvements	121.6	120.1
Furniture and fixtures	35.2	37.5
Projects in process	—	1.9
Total property and equipment, gross	530.2	624.1
Less accumulated depreciation	(438.8)	(513.8)
Property and equipment, net[a]	$ 91.4	$ 110.3

(a) As of December 31, 2022, Property and equipment, net included Assets held for sale of $0.7 million, which consisted of property and equipment of the Company's Business Solutions business, as further described in Note 4.

Amounts charged to expense for depreciation of property and equipment were $39.1 million, $42.7 million, and $49.6 million during the years ended December 31, 2023, 2022, and 2021, respectively.

Goodwill

Goodwill represents the excess of purchase price over the fair value of tangible and other intangible assets acquired less liabilities assumed, arising from business combinations. In the event a reporting unit's carrying amount exceeds its fair value, the Company recognizes an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value. The Company's annual impairment assessment did not identify any goodwill impairment during the years ended December 31, 2023, 2022, and 2021.

Other Intangible Assets

Other intangible assets primarily consist of contract costs (primarily amounts paid to agents in connection with establishing and renewing long-term contracts), software, and acquired contracts. Other intangible assets are generally amortized on a straight-line basis over the length of the contract or benefit period. Included in the Consolidated Statements of Income is amortization expense of $144.5 million, $141.1 million, and $158.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company purchases and develops software that is used in providing services and in performing administrative functions. For developed software, the Company capitalizes the eligible costs (predominantly detailed design, development, and testing) incurred during the application development stage, and all other costs are expensed as incurred. Once the software is ready for its intended use, software development costs and purchased software are generally amortized over a term of three to seven years.

The Company capitalizes initial payments for new and renewed agent contracts to the extent recoverable through future operations or penalties in the case of early termination. The Company's accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated future cash flows from the contract or the termination fees the Company would receive in the event of early termination of the contract.

Acquired contracts include customer and contractual relationships and networks of subagents that are recognized in connection with the Company's acquisitions.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides the components of other intangible assets (in millions):

		December 31, 2023			December 31, 2022	
	Weighted-Average Amortization Period (in years)	Initial Cost	Net of Accumulated Amortization		Initial Cost	Net of Accumulated Amortization
Capitalized contract costs	5.9	$ 469.7	$ 166.4	$	524.4	$ 252.8
Internal use software	4.4	443.6	166.0		387.8	155.3
Acquired contracts	11.8	66.6	0.3		87.4	3.0
Acquired trademarks......................................	25.4	30.1	8.4		30.2	9.6
Other intangibles...	4.4	17.4	0.4		17.0	—
Projects in process	(a)	38.7	38.7		38.6	38.6
Total other intangible assets[b]	6.2	$ 1,066.1	$ 380.2	$	1,085.4	$ 459.3

(a)   Not applicable as the assets have not been placed in service.

(b)   Total other intangible assets, net includes Assets held for sale of $1.4 million as of December 31, 2022, which consists of Other intangible assets associated with the Company's Business Solutions business as further described in Note 4.

The estimated future aggregate amortization expense for existing other intangible assets as of December 31, 2023 is expected to be $137.2 million in 2024, $90.5 million in 2025, $53.6 million in 2026, $36.0 million in 2027, $8.8 million in 2028, and $15.4 million thereafter.

Other intangible assets are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In such reviews, estimated undiscounted cash flows associated with these assets or operations are compared with their carrying values to determine if a write-down to fair value (normally measured by the present value technique) is required. The Company recorded approximately $9 million of impairments related to other intangible assets during the year ended December 31, 2023 and recorded immaterial impairments related to other intangible assets during the years ended December 31, 2022 and 2021.

Other Investments

Other investments consist of equity investments in privately-held companies that do not have readily determinable fair values. For these investments, the Company has less than a 20% interest and does not have control or significant influence. The Company has elected to measure these investments at cost less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same issuer. These investments are reflected in Other assets in the Consolidated Balance Sheets as of December 31, 2023 and 2022. The Company has not recorded any material annual or cumulative impairment losses or valuation adjustments based on observable price changes.

Revenue Recognition

For the Company's accounting policies with respect to revenue recognition, refer to Note 3.

Cost of Services

Cost of services primarily consists of agent commissions and expenses for call centers, settlement operations, and related information technology costs. Expenses within these functions include personnel, software, equipment, telecommunications, bank fees, credit losses, depreciation, amortization, and other expenses incurred in connection with providing money transfer and other payment services.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Advertising Costs

Advertising costs are charged to operating expenses as incurred. Advertising costs for the years ended December 31, 2023, 2022, and 2021 were $186.7 million, $195.4 million, and $177.8 million, respectively.

Income Taxes

The Company accounts for income taxes under the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The Company routinely assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Company recognizes the tax benefits from uncertain tax positions only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company accounts for the effects of global intangible low-taxed income taxed in the United States as a component of income tax expense in the period the tax arises.

Foreign Currency Translation

The United States dollar is the functional currency for substantially all of the Company's businesses. Revenues and expenses are generally translated at average exchange rates prevailing during the period. Foreign currency denominated assets and liabilities for those businesses for which the local currency is the functional currency are translated into United States dollars based on exchange rates at the end of the year. The effects of foreign exchange gains and losses arising from the translation of assets and liabilities of these businesses are included as a component of Accumulated other comprehensive loss ("AOCL") in the accompanying Consolidated Balance Sheets. Foreign currency denominated monetary assets and liabilities of businesses for which the United States dollar is the functional currency are remeasured based on exchange rates at the end of the period, and the resulting remeasurement gains and losses are recognized in net income. Non-monetary assets and liabilities of these operations are remeasured at historical rates in effect when the asset was recognized or the liability was incurred.

The Company has bill payment and other businesses in Argentina for which the local currency is the functional currency. However, as Argentina is currently classified as a highly inflationary economy, all changes in the value of the Argentine peso on these businesses' monetary assets and liabilities are reflected in net income.

Derivatives

The Company has used derivatives to minimize its exposures related to changes in foreign currency exchange rates and, periodically, interest rates. The Company recognizes all derivatives in the accompanying Consolidated Balance Sheets at their fair value. All cash flows associated with derivatives are included in Cash flows from operating activities in the Consolidated Statements of Cash Flows. Certain of the Company's derivative arrangements are designated as cash flow hedges at the time of inception, and others are not designated as accounting hedges.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

- *Cash flow hedges* – Cash flow hedges consist of foreign currency hedging of forecasted revenues, as well as hedges of the forecasted issuance of fixed-rate debt. Derivative fair value changes that are captured in AOCL are reclassified to earnings in the same period the hedged item affects earnings when the instrument is effective in offsetting the change in cash flows attributable to the risk being hedged. The Company excludes time value from the assessment of effectiveness, and the initial value of the excluded components in the Company's foreign currency cash flow hedges is amortized into Revenues within the Consolidated Statements of Income.

- *Undesignated* - Derivative contracts entered into to reduce the foreign exchange variability related to: (i) money transfer settlement assets and obligations, generally with maturities from a few days up to one month, and (ii) certain foreign currency denominated cash and other asset and liability positions, typically with maturities of less than one year at inception, are not designated as hedges for accounting purposes, and changes in their fair value are included in Selling, general, and administrative. The Company aggregated its Business Solutions payments foreign currency exposures arising from customer contracts, including the derivative contracts described above, and hedged the resulting net currency risks by entering into offsetting contracts with Convera through the final closing of the Business Solutions divestiture on July 1, 2023. The derivatives written were part of the broader portfolio of foreign currency positions arising from the Company's cross-currency payment operations, which primarily included spot exchanges of currency in addition to forwards and options. The changes in the fair value related to these contracts were recorded in Revenues.

The fair value of the Company's derivatives is derived from standardized models that use market-based inputs (e.g., forward prices for foreign currency).

The details of each designated hedging relationship must be formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, the derivative instrument, and how effectiveness is being assessed. The derivative must be highly effective in offsetting the changes in cash flows of the hedged item, and effectiveness is evaluated quarterly on a retrospective and prospective basis.

Legal Contingencies

The Company is a party to certain legal and regulatory proceedings with respect to a variety of matters. The Company records an accrual for these contingencies to the extent that a loss is both probable and reasonably estimable. If some amount within a range of loss is determined to be a better estimate than other amounts within the range, that amount is accrued. When no amount within a range of loss is determined to be a better estimate than any other amount, the lowest amount in the range is accrued.

Stock-Based Compensation

The Company has a stock-based compensation plan that provides for grants of Western Union stock options, restricted stock awards, restricted stock units, and deferred stock units to employees and non-employee directors of the Company.

All stock-based compensation to employees is required to be measured at fair value and expensed over the requisite service period. The Company generally recognizes compensation expense on awards on a straight-line basis over the requisite service period with an estimate for forfeitures. Refer to Note 16 for additional discussion regarding details of the Company's stock-based compensation plans.

Severance and Other Related Expenses

The Company records severance-related expenses once they are both probable and estimable in accordance with the provisions of the applicable accounting guidance for severance provided under an ongoing benefit arrangement. One-time involuntary benefit arrangements and other costs are generally recognized when the liability is incurred. The Company

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

also evaluates impairment issues associated with restructuring and other activities when the carrying amount of the related assets may not be fully recoverable, in accordance with the appropriate accounting guidance.

Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board issued a new accounting pronouncement regarding segment reporting. The standard requires that public entities expand reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The Company is required to adopt the new standard for its 2024 annual reporting and effective January 1, 2025 for its interim reporting, using a retrospective approach. Management is currently evaluating the potential impact that the adoption of this standard will have on the Company's disclosures.

In December 2023, the Financial Accounting Standards Board issued a new accounting pronouncement regarding income tax disclosures. The standard requires that public entities disclose more consistent and detailed categories in their statutory to effective income tax rate reconciliations and further disaggregate income taxes paid by jurisdiction. The Company is required to adopt the new standard for its 2025 annual reporting, using a prospective approach. Management is currently evaluating the potential impact that the adoption of this standard will have on the Company's disclosures.

3. Revenue

The Company's revenues are primarily derived from consideration paid by customers to transfer money. These revenues vary by transaction based upon factors such as channel, send and receive locations, the principal amount sent, and the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market, when the money transfer involves different send and receive currencies. The Company also offers other services, including bill payment services, for which revenue is impacted by similar factors. For the substantial majority of the Company's revenues, the Company acts as the principal in transactions and reports revenue on a gross basis, as the Company controls the service at all times prior to transfer to the customer, is primarily responsible for fulfilling the customer contracts, has the risk of loss, and has the ability to establish transaction prices. The Company also provides services to financial institutions and other third parties to enable such entities to offer money transfer services to their own customers under their brands. Generally, in these arrangements, consumers agree to terms and conditions specified by the financial institution or other third party that, among other things, establish pricing paid by the consumer for the service. The Company recognizes revenue on a net basis under these arrangements. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company recognized $4,158.0 million, $4,254.0 million, and $4,865.5 million in revenues from contracts with customers for the years ended December 31, 2023, 2022, and 2021, respectively. There were no material upfront costs incurred to obtain contracts with customers during these same periods. Under the Company's loyalty programs, which were primarily offered in its money transfer services, the Company must fulfill loyalty program rewards earned by customers. The loyalty program redemption activity has been and continues to be insignificant to the Company's results of operations for the years ended December 31, 2023, 2022, and 2021, and the Company has immaterial contract liability balances as of December 31, 2023 and 2022, which primarily related to its customer loyalty programs and other services. Contract asset balances related to customers were also immaterial as of December 31, 2023 and 2022, as the Company typically receives payment of consideration from its customers prior to satisfying performance obligations under the customer contracts. In addition to revenue generated from contracts with customers, the Company recognizes revenue from other sources, including investment income generated on settlement assets primarily related to money transfer and money order services and impacts from the Company's foreign currency cash flow hedges.

The Company analyzes its different services individually to determine the appropriate basis for revenue recognition, as further described below. Revenues from consumer money transfers are included in the Company's Consumer Money Transfer segment, revenues from foreign exchange and payment services were included in the Company's Business Solutions segment, and revenues from consumer bill payment and other services were included in the Company's Consumer Services segment. See Note 17 for further information on the Company's segments. On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Group LLC, and the final closing for this transaction occurred on July 1, 2023. Accordingly, the Company will no longer report Business Solutions revenues and operating expenses after July 1, 2023. See Note 4 for further information regarding this transaction.

Consumer Money Transfers

For the Company's money transfer services, customers agree to the Company's terms and conditions at the time of initiating a transaction. In a money transfer, the Company has one performance obligation as the customer engages the Company to perform one integrated service which typically occurs within minutes — collect the customer's money and make funds available for payment to a designated person in the currency requested. Therefore, the Company recognizes revenue upon completion of the following: (i) the customer's acknowledgment of the Company's terms and conditions and payment information has been received by the Company, (ii) the Company has agreed to process the money transfer, and (iii) the Company has completed the processing of the money transfer, so that funds are available to be picked up in cash at a retail location or have been delivered to the account of the customer's designated receiving party. The transaction price is comprised of a transaction fee and the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market, as applicable, both of which are readily determinable at the time the transaction is initiated.

Foreign Exchange and Payment Services

The Company's foreign exchange and payment services ceased after the divestiture of its Business Solutions business. For the Company's foreign exchange and payment services, customers agreed to terms and conditions for all transactions, either at the time of initiating a transaction or signing a contract with the Company to provide payment services on the customer's behalf. In the majority of the Company's foreign exchange and payment services, the Company made payments to the recipient to satisfy its performance obligation to the customer, and therefore, the Company recognized revenue on foreign exchange and payment services when this performance obligation had been fulfilled. Revenues from foreign exchange and payment services were primarily comprised of the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market.

Consumer Services

The Company offers bill payment and other services that vary by contractual features, including the types and amounts of fixed charges and with respect to how fees are billed and collected. The identification of the contract with the customer for revenue recognition purposes is consistent with these features for each of the Company's bill payment and other services. As with consumer money transfers, customers engage the Company to perform one integrated service — collect money from the consumer and process the transaction, thereby providing billers with real-time or near real-time information regarding consumer payments and simplifying the billers' collection efforts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The substantial majority of the Company's revenue is recognized at a point in time. The following tables represent the disaggregation of revenue earned from contracts with customers by product type and region for the years ended December 31, 2023, 2022, and 2021 (in millions). The regional split of revenue shown in the tables below is based upon where transactions are initiated.

	Year Ended December 31, 2023			
	Consumer Money Transfers	Foreign Exchange and Payment Services [b]	Consumer Services	Total
Regions:				
North America	$ 1,469.7	$ —	$ 138.3	$ 1,608.0
Europe and CIS	953.5	13.0	16.8	983.3
Middle East, Africa, and South Asia	829.4	—	0.4	829.8
Latin America and the Caribbean	419.2	—	102.6	521.8
East Asia and Oceania	215.1	—	—	215.1
Revenues from contracts with customers	$ 3,886.9	$ 13.0	$ 258.1	$ 4,158.0
Other revenues[a]	118.1	16.7	64.2	199.0
Total revenues	$ 4,005.0	$ 29.7	$ 322.3	$ 4,357.0

	Year Ended December 31, 2022			
	Consumer Money Transfers	Foreign Exchange and Payment Services [b]	Consumer Services	Total
Regions:				
North America	$ 1,553.2	$ 17.9	$ 129.5	$ 1,700.6
Europe and Russia/CIS	1,056.0	102.3	21.1	1,179.4
Middle East, Africa, and South Asia	630.5	0.4	0.4	631.3
Latin America and the Caribbean	388.0	0.5	108.2	496.7
East Asia and Oceania	233.0	12.5	0.5	246.0
Revenues from contracts with customers	$ 3,860.7	$ 133.6	$ 259.7	$ 4,254.0
Other revenues[a]	132.8	63.3	25.4	221.5
Total revenues	$ 3,993.5	$ 196.9	$ 285.1	$ 4,475.5

	Year Ended December 31, 2021			
	Consumer Money Transfers	Foreign Exchange and Payment Services	Consumer Services	Total
Regions:				
North America	$ 1,625.7	$ 101.8	$ 130.4	$ 1,857.9
Europe and Russia/CIS	1,381.3	145.5	6.9	1,533.7
Middle East, Africa, and South Asia	660.8	2.2	0.6	663.6
Latin America and the Caribbean	376.6	3.4	83.1	463.1
East Asia and Oceania	276.5	69.6	1.1	347.2
Revenues from contracts with customers	$ 4,320.9	$ 322.5	$ 222.1	$ 4,865.5
Other revenues[a]	73.1	99.3	32.9	205.3
Total revenues	$ 4,394.0	$ 421.8	$ 255.0	$ 5,070.8

(a) Includes revenue from the sale of derivative financial instruments, investment income generated on settlement assets primarily related to money transfer and money order services, impacts from the Company's foreign currency cash flow hedges, and other sources.

(b) On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC. The first closing occurred on March 1, 2022, the second occurred on December 31, 2022, and the final closing occurred on July 1, 2023. See Note 4 for further information regarding this transaction.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Divestitures, Investment Activities, and Goodwill

Business Solutions Divestiture

On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC for cash consideration of $910.0 million. The sale was completed in three closings, with the entire cash consideration collected at the first closing and allocated to the closings on a relative fair value basis. The first closing occurred on March 1, 2022, excluded the operations in the European Union and the United Kingdom, and resulted in a gain of $151.4 million. In connection with the first closing, the Company reclassified $17.8 million of currency translation gains previously included within AOCL as a component of Gain on divestiture of business in the Consolidated Statements of Income. The second closing, which occurred on December 31, 2022 and included the United Kingdom operations, resulted in a gain of $96.9 million. As of December 31, 2022, the Company classified the proceeds allocated to the European Union operations of approximately $104 million within Other liabilities in the Consolidated Balance Sheets. The final closing occurred on July 1, 2023, included the European Union operations, and resulted in a gain of $18.0 million. During the period between the first and final closings, the Company was required to pay the Buyer a measure of profit of the European Union and United Kingdom operations, while owned by the Company, adjusted for the occupancy charges for employees of the Buyer using Company facilities and other items, as contractually agreed, which was $2.7 million and $32.0 million for the years ended December 31, 2023 and 2022, respectively, and was included in Other expense, net in the Consolidated Statements of Income. The related income tax expense on this income was also passed to the Buyer.

Business Solutions revenues included in the Consolidated Statements of Income were $29.7 million, $196.9 million, and $421.8 million, and direct operating expenses, excluding corporate allocations, were $26.1 million, $140.3 million, and $317.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. Divestiture costs directly associated with this transaction were $1.1 million, $5.2 million, and $14.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The following table reflects the assets held for sale and associated liabilities of the Business Solutions business in the accompanying Consolidated Balance Sheets (in millions).

	December 31, 2022
Cash and cash equivalents	$ 5.2
Settlement assets	74.9
Property and equipment, net of accumulated depreciation of $1.0	0.7
Goodwill	61.4
Other intangible assets, net of accumulated amortization of $9.8	1.4
Other assets	118.0
Total assets	$ 261.6
Accounts payable and accrued liabilities	$ 18.2
Settlement obligations	74.9
Other liabilities	89.4
Total liabilities	$ 182.5

Investment Activities

The Company entered into an agreement in November 2020, which was subsequently amended, to acquire an ownership interest in stc Bank (formerly Saudi Digital Payments Company), a subsidiary of Saudi Telecom Company and one of the Company's Consumer Money Transfer digital white label partners. Under the terms of the amended agreement, the Company agreed to invest $200.0 million for a 15% ownership in stc Bank ("Investment"), and this transaction closed in October 2021. In conjunction with the Investment, the Company and stc Bank extended and expanded the terms of their

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

commercial agreement. The Company assigned a value of $36.0 million to certain rights under the commercial agreement that are included in Other assets in the Consolidated Balance Sheets and are being amortized over the life of the agreement. During the fourth quarter of 2023, the majority shareholder communicated that it will make an additional equity contribution at the same per share price as the Company's carrying value of the Investment, which would dilute the Company's ownership to 12.4%. The Company is measuring the Investment at cost, less any impairment, adjusted for any changes resulting from observable price changes in orderly transactions for identical or similar investments in stc Bank.

In April 2021, the Company sold a substantial majority of the noncontrolling interest it held in a private company for cash proceeds of $50.9 million. The Company recorded a gain of $47.9 million within Total other income/(expense), net, during the year ended December 31, 2021. The Company retains an immaterial equity interest in this private company.

Goodwill

The following tables present changes to goodwill for the years ended December 31, 2023 and 2022 and the accumulated impairment losses as of December 31, 2023, 2022, and 2021 (in millions):

	Consumer Money Transfer	Business Solutions[a]	Consumer Services	Total
January 1, 2022 goodwill, net	$ 1,980.7	$ 532.0	$ 53.9	$ 2,566.6
Additions	—	—	—	—
Divestiture[a]	—	(470.6)	—	(470.6)
December 31, 2022 goodwill, net	$ 1,980.7	$ 61.4	$ 53.9	$ 2,096.0
Additions	—	—	—	—
Divestiture[a]	—	(61.4)	—	(61.4)
December 31, 2023 goodwill, net	$ 1,980.7	$ —	$ 53.9	$ 2,034.6

(a) Related to the Business Solutions divestiture, as described above.

	As of December 31,		
	2023	2022	2021
Goodwill, gross	$ 2,034.6	$ 2,125.6	$ 3,030.6
Accumulated impairment losses	—	(29.6)	(464.0)
Goodwill, net[a]	$ 2,034.6	$ 2,096.0	$ 2,566.6

(a) As of December 31, 2022, Goodwill of $61.4 million related to the Company's Business Solutions business was included in Assets held for sale on the Company's Consolidated Balance Sheets, as further described above. All of the Company's accumulated impairment losses related to the Business Solutions business.

The Company did not record any goodwill impairments during the years ended December 31, 2023, 2022, and 2021.

5. Commitments and Contingencies

Letters of Credit and Bank Guarantees

The Company had approximately $150 million in outstanding letters of credit and bank guarantees as of December 31, 2023, which were primarily held in connection with regulatory requirements, lease arrangements, and certain agent agreements. The Company expects to renew many of its letters of credit and bank guarantees prior to expiration.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Litigation and Related Contingencies

The Company is subject to certain claims and litigation that could result in losses, including damages, fines, and/or civil penalties, which could be significant, and in some cases, criminal charges. The Company regularly evaluates the status of legal matters to assess whether a loss is probable and reasonably estimable in determining whether an accrual is appropriate. Furthermore, in determining whether disclosure is appropriate, the Company evaluates each legal matter to assess if there is at least a reasonable possibility that a material loss or additional material losses may have been incurred. The Company also evaluates whether an estimate of possible loss or range of loss can be made. Unless otherwise specified below, the Company believes that there is at least a reasonable possibility that a loss or additional loss may have been incurred for each of the matters described below.

For those matters that the Company believes there is at least a reasonable possibility that a loss or additional loss may have been incurred and can reasonably estimate the loss or potential loss, the reasonably possible potential litigation losses in excess of the Company's recorded liability for probable and estimable losses was approximately $30 million as of December 31, 2023. For the remaining matters, management is unable to provide a meaningful estimate of the possible loss or range of loss because, among other reasons: (i) the proceedings are in preliminary stages; (ii) specific damages have not been sought; (iii) damage claims are unsupported and/or unreasonable; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; or (vi) novel legal issues or unsettled legal theories are being asserted.

The outcomes of legal actions are unpredictable and subject to significant uncertainties, and it is inherently difficult to determine whether any loss is probable or even possible. It is also inherently difficult to estimate the amount of any loss, and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Accordingly, actual losses may be in excess of the established liability or the range of reasonably possible loss.

Legal Matters

In October 2015, Consumidores Financieros Asociación Civil para su Defensa, an Argentinian consumer association, filed a purported class action lawsuit in Argentina's National Commercial Court No. 19 against the Company's subsidiary Western Union Financial Services Argentina S.R.L. ("WUFSA"). The lawsuit alleges, among other things, that WUFSA's fees for money transfers sent from Argentina are excessive and that WUFSA does not provide consumers with adequate information about foreign exchange rates. The plaintiff is seeking, among other things, an order requiring WUFSA to reimburse consumers for the fees they paid and the foreign exchange revenue associated with money transfers sent from Argentina, plus punitive damages. The complaint does not specify a monetary value of the claim or a time period. In November 2015, the Court declared the complaint formally admissible as a class action. The notice of claim was served on WUFSA in May 2016, and in June 2016 WUFSA filed a response to the claim and moved to dismiss it on statute of limitations and standing grounds. In April 2017, the Court deferred ruling on the motion until later in the proceedings. The process for notifying potential class members has been completed, and the case is in the evidentiary stage. Due to the stage of this matter, the Company is unable to predict the outcome or the possible loss or range of loss, if any, associated with this matter. WUFSA intends to defend itself vigorously.

In December 2022, a purported class action complaint was filed against several money transfer business defendants, including the Company, in the United States District Court for the Northern District of California, alleging that these defendants violated the federal Right to Financial Privacy Act and California's Financial Information Privacy Act. The United States Department of Homeland Security and Immigration and Customs Enforcement are also named as defendants. The operative complaint alleges that the defendants violated plaintiffs' financial privacy rights by sharing private financial information with law enforcement agencies through a program coordinated by the Transaction Record Analysis Center. On January 24, 2023, an amended complaint was filed naming the Company's subsidiary Western Union Financial Services, Inc. ("WUFSI") as a defendant in place of The Western Union Company. Due to the preliminary stage of this matter, the ultimate outcome and any potential financial impact to the Company cannot be reasonably determined at this time. WUFSI intends to defend itself vigorously in this matter.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In late 2017, three individuals filed a lawsuit against certain alleged Western Union entities (collectively, the "Defendants") in the Commercial Court in Kinshasa-Gombe in the Democratic Republic of the Congo ("DRC"), which was later joined by three additional individuals. These six individuals (the "Plaintiffs"), including current and/or former DRC government officials, claim that their privacy rights were violated and sought €22.4 million in damages. In 2018, the Commercial Court in Kinshasa-Gombe entered a judgment against the Defendants in the amount of €10.5 million ($11.6 million as of December 31, 2023). In 2019, the Commercial Court in Kinshasa-Gombe entered a judgment against The Western Union Company ("TWUC") in the amount of €9 million ($10.0 million as of December 31, 2023). The business in the DRC is operated through independent agents. No Western Union entity has a presence in the country. The Plaintiffs have previously sought and may continue to attempt to seize funds from the Company's independent agents in the DRC to satisfy the judgments. The Defendants have learned that certain challenges to the judgments have been denied. The Defendants and TWUC intend to continue to challenge both judgments and defend themselves vigorously in these matters.

In addition to the principal matters described above, the Company is a party to a variety of other legal matters that arise in the normal course of the Company's business. While the results of these other legal matters cannot be predicted with certainty, management believes that the final outcome of these matters will not have a material adverse effect either individually or in the aggregate on the Company's financial condition, results of operations, or cash flows.

6. Related Party Transactions

The Company has ownership interests in certain of its agents accounted for under the equity method of accounting. The Company pays these agents commissions for money transfer and other services provided on the Company's behalf. Commission expense recognized for these agents for the years ended December 31, 2023, 2022, and 2021 totaled $45.4 million, $48.8 million, and $54.7 million, respectively.

7. Settlement Assets and Obligations

Settlement assets represent funds received or to be received from agents and others for unsettled money transfers, money orders, and consumer payments. The Company records corresponding settlement obligations relating to amounts payable under money transfers, money orders, and consumer payment service arrangements. As of December 31, 2022, settlement assets and obligations also included amounts receivable from, and payable to, customers for the value of their cross-currency payment transactions related to the Business Solutions segment.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Settlement assets and obligations consisted of the following (in millions):

	December 31, 2023
Settlement assets:	
Cash and cash equivalents	$ 496.0
Receivables from agents and others	1,748.3
Less: Allowance for credit losses	(15.4)
Receivables from agents and others, net	1,732.9
Investment securities	1,458.2
Less: Allowance for credit losses	(0.1)
Investment securities, net	1,458.1
Total settlement assets	$ 3,687.0
Settlement obligations:	
Money transfer, money order, and payment service payables	$ 2,764.5
Payables to agents	922.5
Total settlement obligations	$ 3,687.0

	December 31, 2022
Settlement assets:	
Cash and cash equivalents	$ 708.1
Receivables from agents, Business Solutions customers, and others	1,533.2
Less: Allowance for credit losses	(13.0)
Receivables from agents, Business Solutions customers, and others, net	1,520.2
Investment securities	1,333.7
Less: Allowance for credit losses	(0.3)
Investment securities, net	1,333.4
Total settlement assets[a]	$ 3,561.7
Settlement obligations:	
Money transfer, money order, and payment service payables	$ 2,843.3
Payables to agents	718.4
Total settlement obligations[a]	$ 3,561.7

(a) As of December 31, 2022, both Settlement assets and Settlement obligations include $74.9 million, classified as Assets held for sale and Liabilities associated with assets held for sale (see Note 4).

Allowance for Credit Losses

Receivables from agents and others primarily represent funds collected by such agents, but in transit to the Company, and were $1,732.9 million and $1,508.5 million as of December 31, 2023 and 2022, respectively. Cash received by Western Union agents generally becomes available to the Company within one week after initial receipt by the agent. Western Union has a large and diverse agent base, thereby reducing the credit risk of the Company from any one agent. The Company performs ongoing credit evaluations of its agents' financial condition and credit worthiness.

Receivables from Business Solutions customers arose from cross-currency payment transactions in the Business Solutions segment. Business Solutions receivables totaled $11.7 million as of December 31, 2022. Receivables occurred when funds were paid out to a beneficiary but were not yet received.

The Company establishes and monitors an allowance for credit losses related to receivables from agents and others. The Company has estimated the allowance based on its historical collections experience, adjusted for current conditions and forecasts of future economic conditions based on information known as of December 31, 2023.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables summarize the activity in the allowance for credit losses on receivables from agents and others, and Business Solutions customers (in millions):

	Agents and Others	Business Solutions Customers
Allowance for credit losses as of January 1, 2023	$ 11.4	$ 1.6
Current period provision for expected credit losses[a]	19.4	1.4
Write-offs charged against the allowance	(27.3)	(3.1)
Recoveries of amounts previously written off	13.9	—
Impacts of foreign currency exchange rates, divestitures, and other	(2.0)	0.1
Allowance for credit losses as of December 31, 2023	$ 15.4	$ —

	Agents and Others	Business Solutions Customers
Allowance for credit losses as of January 1, 2022	$ 18.0	$ 5.7
Current period provision for expected credit losses[a]	14.1	3.8
Write-offs charged against the allowance	(20.9)	(1.5)
Recoveries of amounts previously written off	4.7	—
Impacts of foreign currency exchange rates, divestitures, and other	(4.5)	(6.4)
Allowance for credit losses as of December 31, 2022	$ 11.4	$ 1.6

	Agents and Others	Business Solutions Customers
Allowance for credit losses as of January 1, 2021	$ 49.3	$ 3.9
Current period provision for expected credit losses[a]	8.9	4.2
Write-offs charged against the allowance	(44.8)	(2.1)
Recoveries of amounts previously written off	6.8	—
Impacts of foreign currency exchange rates and other	(2.2)	(0.3)
Allowance for credit losses as of December 31, 2021	$ 18.0	$ 5.7

(a) Provision does not include losses from chargebacks or fraud associated with transactions initiated through the Company's digital channels, as these losses are not credit-related. The Company recognized losses that were not credit-related of $42.2 million, $37.5 million, and $51.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

In addition, from time to time, the Company has made advances to its agents and disbursement partners. The Company often owes settlement funds payable to these agents that offset these advances. These amounts advanced to agents and disbursement partners are included within Other assets in the accompanying Consolidated Balance Sheets. As of December 31, 2023 and 2022, amounts advanced to agents and disbursement partners were $188.5 million and $154.9 million, respectively, and the related allowances for credit losses were immaterial.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Investment Securities

Investment securities included in Settlement assets in the Company's Consolidated Balance Sheets consist primarily of highly-rated state and municipal debt securities, including fixed-rate term notes and variable-rate demand notes. Variable-rate demand note securities can be put (sold at par) typically on a daily basis with settlement periods ranging from the same day to one week but have varying maturities through 2052. These securities may be used by the Company for short-term liquidity needs and held for short periods of time. Investment securities are exposed to market risk due to changes in interest rates and credit risk. The Company is required to hold highly-rated, investment grade securities, and such investments are restricted to satisfy outstanding settlement obligations in accordance with applicable regulatory requirements.

The Company's investment securities are classified as available-for-sale and recorded at fair value. Western Union regularly monitors credit risk and attempts to mitigate its exposure by investing in highly-rated securities and through investment diversification.

Unrealized gains on available-for-sale securities are excluded from earnings and presented as a component of accumulated other comprehensive loss, net of related deferred taxes. Available-for-sale securities with a fair value below the amortized cost basis are evaluated on an individual basis to determine whether the impairment is due to credit-related factors or noncredit-related factors. Factors that could indicate a credit loss exists include but are not limited to: (i) negative earnings performance, (ii) credit rating downgrades, or (iii) adverse changes in the regulatory or economic environment of the asset. Any impairment that is not credit-related is excluded from earnings and presented as a component of accumulated other comprehensive loss, net of related deferred taxes, unless the Company intends to sell the impaired security or it is more likely than not that the Company will be required to sell the security before recovering its amortized cost basis. Credit-related impairments are recognized immediately as an adjustment to earnings, regardless of whether the Company has the ability or intent to hold the security to maturity, and are limited to the difference between fair value and the amortized cost basis. As of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022, and 2021, the Company's allowance for credit losses and provision for credit losses on its available-for-sale securities were immaterial.

The components of investment securities are as follows (in millions):

December 31, 2023	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains/(Losses)
Settlement assets:					
Cash and cash equivalents:					
Money market funds	$ 11.8	$ 11.8	$ —	$ —	$ —
Available-for-sale securities:					
State and municipal debt securities[a]	1,049.3	1,011.4	8.7	(46.6)	(37.9)
Asset-backed securities	194.5	195.7	1.2	—	1.2
Corporate debt securities	155.2	152.2	1.5	(4.5)	(3.0)
State and municipal variable-rate demand notes	86.8	86.8	—	—	—
United States government agency mortgage-backed securities	12.6	12.1	—	(0.5)	(0.5)
Total available-for-sale securities	1,498.4	1,458.2	11.4	(51.6)	(40.2)
Total investment securities	$ 1,510.2	$ 1,470.0	$ 11.4	$ (51.6)	$ (40.2)

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2022	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains/(Losses)
Settlement assets:					
Cash and cash equivalents:					
Money market funds	$ 11.7	$ 11.7	$ —	$ —	$ —
Available-for-sale securities:					
State and municipal debt securities[a]	1,010.5	933.3	0.3	(77.5)	(77.2)
Asset-backed securities	183.4	184.1	0.8	(0.1)	0.7
Corporate debt securities	153.5	146.9	0.3	(6.9)	(6.6)
State and municipal variable-rate demand notes	48.9	48.9	—	—	—
United States government agency mortgage-backed securities	21.5	20.5	—	(1.0)	(1.0)
Total available-for-sale securities	1,417.8	1,333.7	1.4	(85.5)	(84.1)
Total investment securities	$ 1,429.5	$ 1,345.4	$ 1.4	$ (85.5)	$ (84.1)

(a)   The majority of these securities are fixed-rate instruments.

The following summarizes investment securities that were in an unrealized loss position as of December 31, 2023, by the length of time the securities were in a continuous loss position (in millions):

Less Than One Year	Number of Securities	Fair Value	Unrealized Losses
State and municipal debt securities	27	$ 84.6	$ (0.4)

One Year or Greater	Number of Securities	Fair Value	Unrealized Losses
State and municipal debt securities	267	$ 572.2	$ (46.2)
Corporate debt securities	14	52.2	(4.5)
United States government agency mortgage-backed securities	10	11.5	(0.5)

As noted above, the Company's provision for credit losses on its investment securities for the year ended December 31, 2023 and the related allowance for credit losses as of December 31, 2023 were immaterial, as the unrealized losses were driven by a rise in U.S. Treasury interest rates. As of December 31, 2023, the Company did not intend to sell its securities in an unrealized loss position and did not expect it would be required to sell these securities prior to recovering their amortized cost basis.

The following summarizes the contractual maturities of available-for-sale securities within Settlement assets as of December 31, 2023 (in millions):

	Fair Value
Due within 1 year	$ 99.7
Due after 1 year through 5 years	606.0
Due after 5 years through 10 years	395.5
Due after 10 years	357.0
Total	$ 1,458.2

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligations, or the Company may have the right to put the obligation prior to its contractual maturity, as with variable-rate demand notes. Variable-rate demand notes, having a fair value of $86.8 million are included in the "Due after 10 years" category in the table above.

8. Fair Value Measurements

Fair value, as defined by the relevant accounting standards, represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Refer to Note 2 for additional information on how the Company measures fair value.

The following tables present the Company's assets and liabilities which are measured at fair value on a recurring basis, by balance sheet category (in millions):

December 31, 2023	Fair Value Measurement Using		Total Fair Value
	Level 1	Level 2	
Assets:			
Settlement assets:			
Measured at fair value through net income:			
Money market funds	$ 11.8	$ —	$ 11.8
Measured at fair value through other comprehensive income (net of expected credit losses recorded through net income):			
State and municipal debt securities	—	1,011.4	1,011.4
Asset-backed securities	—	195.7	195.7
Corporate debt securities	—	152.2	152.2
State and municipal variable-rate demand notes	—	86.8	86.8
United States government agency mortgage-backed securities	—	12.1	12.1
Other assets:			
Derivatives	—	10.8	10.8
Total assets	$ 11.8	$ 1,469.0	$ 1,480.8
Liabilities:			
Other liabilities:			
Derivatives	$ —	$ 17.4	$ 17.4
Total liabilities	$ —	$ 17.4	$ 17.4

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2022	Fair Value Measurement Using		Total Fair Value
	Level 1	Level 2	
Assets:			
Settlement assets:			
Measured at fair value through net income:			
Money market funds	$ 11.7	$ —	$ 11.7
Measured at fair value through other comprehensive income (net of expected credit losses recorded through net income):			
State and municipal debt securities	—	933.3	933.3
Asset-backed securities	—	184.1	184.1
Corporate debt securities	—	146.9	146.9
State and municipal variable-rate demand notes	—	48.9	48.9
United States government agency mortgage-backed securities	—	20.5	20.5
Other assets:			
Derivatives	—	126.1	126.1
Total assets	$ 11.7	$ 1,459.8	$ 1,471.5
Liabilities:			
Other liabilities:			
Derivatives	$ —	$ 98.9	$ 98.9
Total liabilities	$ —	$ 98.9	$ 98.9

There were no material, non-recurring fair value adjustments for the year ended December 31, 2023 other than approximately $12 million of impairments primarily related to software no longer in use and property and equipment. There were no material, non-recurring fair value adjustments other than approximately $15 million of operating lease ROU asset, property and equipment, and other intangible asset impairments associated with the Company's suspension of its operations in Russia and Belarus, the first closing of its Business Solutions divestiture, and its operating expense redeployment initiatives for the year ended December 31, 2022, as discussed further in Note 17. There were no transfers between Level 1 and Level 2 measurements during the years ended December 31, 2023 and 2022.

Other Fair Value Measurements

The carrying amounts for many of the Company's financial instruments, including certain cash and cash equivalents, settlement cash and cash equivalents, and settlement receivables and obligations approximate fair value due to their short maturities. The Company's borrowings are classified as Level 2 within the valuation hierarchy, and the aggregate fair value of these borrowings was based on quotes from multiple banks. Fixed-rate notes are carried in the Company's Consolidated Balance Sheets at their original issuance values as adjusted over time to amortize or accrete that value to par. As of December 31, 2023, the carrying value and fair value of the Company's borrowings were $2,504.6 million and $2,419.0 million, respectively (see Note 15). As of December 31, 2022, the carrying value and fair value of the Company's borrowings were $2,616.8 million and $2,442.5 million, respectively.

In 2022, the Company entered into reverse repurchase agreements, a form of secured lending, with broker-dealer affiliates of large U.S. banks, using a portion of the proceeds from the sale of the Company's Business Solutions business. These agreements required the counterparties to pledge marketable securities with a value greater than the amount of cash transferred as collateral, which was held and valued by a third-party custodial bank. These investments generated interest income through the date of repurchase, at which point the purchase price together with the interest due was paid back to the Company. The Company has fully redeemed these investments as of December 31, 2023. As of December 31, 2022, the carrying value of these investments, as reported in Other assets in the Company's Consolidated Balance Sheets, was $100.0 million, which approximated fair value due to the creditworthiness of the counterparty, the value of the collateral, and the investments' short-term nature and variable interest rate.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Other Assets and Other Liabilities

The following table summarizes the components of Other assets and Other liabilities (in millions):

	December 31,	
	2023	**2022**
Other assets:		
Amounts advanced to agents and disbursement partners	$ 188.5	$ 154.9
Other investments [a]	169.2	169.5
ROU assets	126.6	122.4
Prepaid expenses	91.9	94.7
Equity method investments	41.2	41.4
Derivatives	10.8	126.1
Reverse repurchase agreements	—	100.0
Other	108.8	168.9
Total other assets [b]	$ 737.0	$ 977.9
Other liabilities:		
Operating lease liabilities	$ 162.3	$ 161.3
Agent deposits	46.9	43.5
Derivatives	17.4	98.9
Accrued agent contract costs	2.3	37.4
Deferred proceeds - Business Solutions divestiture (Note 4)	—	104.3
Other	39.2	28.6
Total other liabilities [b]	$ 268.1	$ 474.0

[a] Represents equity investments without readily determinable fair values recorded at cost less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same issuer.

[b] As of December 31, 2022, Other assets included $118.0 million classified as Assets held for sale, and Other liabilities included $89.4 million classified as Liabilities associated with assets held for sale (see Note 4).

10. Income Taxes

The components of pre-tax income, generally based on the jurisdiction of the legal entity, were as follows (in millions):

	Year Ended December 31,		
	2023	**2022**	**2021**
Domestic	$ (40.0)	$ 46.8	$ (59.9)
Foreign	785.8	961.8	995.3
Total pre-tax income	$ 745.8	$ 1,008.6	$ 935.4

For the years ended December 31, 2023, 2022, and 2021, 105%, 95% and 106% of the Company's pre-tax income was derived from foreign sources, respectively.

The provision for income taxes was as follows (in millions):

	Year Ended December 31,		
	2023	**2022**	**2021**
Federal	$ 18.5	$ (34.0)	$ 40.3
State and local	2.0	(8.0)	1.4
Foreign	99.3	140.0	87.9
Total provision for income taxes	$ 119.8	$ 98.0	$ 129.6

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company's effective tax rates differed from statutory rates as follows:

	Year Ended December 31,		
	2023	2022	2021
Federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal income tax benefits	0.3%	(0.1%)	0.2%
Foreign rate differential, net of United States tax paid on foreign earnings (3.0%, 4.6%, and 3.3%, respectively)	(8.5%)	(8.3%)	(9.5%)
Divestitures	0.5%	5.6%	—%
Change in Business Solutions permanent reinvestment assertion	—%	—%	1.9%
Lapse of statute of limitations	(0.8%)	(9.7%)	(0.5%)
Valuation allowances	0.7%	0.2%	—%
Uncertain tax positions	2.3%	(0.7%)	1.7%
Other	0.6%	1.7%	(0.9%)
Effective tax rate	16.1%	9.7%	13.9%

The increase in the Company's effective tax rate for the year ended December 31, 2023 compared to the prior year was primarily due to the reversal of uncertain tax positions in the prior year, including from statute of limitations expirations and the completion of the examination of the Company's federal income tax returns for 2017 and 2018, partially offset by the effects of the sale of the Business Solutions business. The decrease in the Company's effective tax rate for the year ended December 31, 2022 compared to the prior year was primarily due to the reversal of uncertain tax positions, including from statute of limitations expirations and the completion of the examination of the Company's federal income tax returns for 2017 and 2018 ("IRS Examination"), as well as tax expense incurred in the prior period related to changes in the Company's permanent reinvestment assertions, partially offset by the sale of the Company's Business Solutions business and the Company's decision to suspend its operations in Russia and Belarus.

In addition to the items included in the reconciliation of the Company's comparable effective tax rate, in the fourth quarter of 2023, the Company concluded steps to eliminate certain intercompany financing subsidiaries. The steps resulted in cancellation of certain intercompany debts which were offset by utilization of net operating losses that prior to fourth quarter of 2023 were determined to have a remote possibility of realization, subject to full valuation allowance. There was no net tax effect of these steps.

The Company's provision for income taxes consisted of the following components (in millions):

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ 30.6	$ (17.1)	$ 43.9
State and local	2.7	(4.6)	4.3
Foreign	97.5	146.4	84.0
Total current taxes	130.8	124.7	132.2
Deferred:			
Federal	(12.1)	(16.9)	(3.6)
State and local	(0.7)	(3.4)	(2.9)
Foreign	1.8	(6.4)	3.9
Total deferred taxes	(11.0)	(26.7)	(2.6)
	$ 119.8	$ 98.0	$ 129.6

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax bases of the Company's assets and liabilities. The following table outlines the principal components of deferred tax items (in millions):

| | December 31, | |
	2023	2022
Deferred tax assets related to:		
Reserves, accrued expenses and employee-related items	$ 17.5	$ 12.4
Lease liabilities	19.2	18.4
Tax attribute carryovers	29.9	24.9
Intangibles, property and equipment	8.0	9.0
Deferred benefits of uncertain tax positions	10.0	—
Securities and investments	8.4	14.7
Other	2.0	3.7
Valuation allowance	(18.5)	(14.1)
Total deferred tax assets	76.5	69.0
Deferred tax liabilities related to:		
Intangibles, property and equipment	203.8	207.7
Lease right-of-use assets	12.3	10.8
Total deferred tax liabilities	216.1	218.5
Net deferred tax liability[(a)]	$ 139.6	$ 149.5

a) As of December 31, 2023 and 2022, deferred tax assets that cannot be fully offset by deferred tax liabilities in the respective tax jurisdictions of $8.0 million and $9.0 million, respectively, are reflected in Other assets in the Consolidated Balance Sheets.

Deferred tax assets for tax attribute carryovers and valuation allowance included in the above table exclude the impact of tax attribute carryovers determined to have a remote possibility of realization.

The valuation allowances are primarily the result of uncertainties regarding the Company's ability to recognize tax benefits associated with certain United States foreign tax credit carryforwards and certain foreign and state net operating losses. Such uncertainties include generating sufficient United States foreign tax credit limitation related to passive income and generating sufficient income. Changes in circumstances, or the identification and implementation of relevant tax planning strategies, could make it foreseeable that the Company will recover these deferred tax assets in the future, which could lead to a reversal of these valuation allowances and a reduction in income tax expense.

Outside tax basis differences of $1.3 billion as of December 31, 2023 primarily relate to undistributed foreign earnings not already subject to United States income tax and additional outside basis difference inherent in certain entities. To the extent such outside basis differences are attributable to undistributed earnings not already subject to United States tax, such undistributed earnings continue to be indefinitely reinvested in foreign operations. Upon the future realization of the Company's basis difference, the Company could be subject to United States income taxes, state income taxes, and possible withholding taxes payable to various foreign countries. However, determination of this amount of unrecognized deferred tax liability is not practicable because of complexities associated with its hypothetical calculation.

Tax reform legislation enacted into United States law in 2017 ("the Tax Act") imposed a domestic one-time tax on the Company's previously undistributed earnings of foreign subsidiaries, with certain exceptions. This tax charge, combined with the Company's other 2017 United States taxable income and tax attributes, resulted in a 2017 United States federal tax liability of approximately $800 million, of which approximately $358 million remained as of December 31, 2023. The Company has elected to pay this liability in periodic installments through 2025. For the years ended December 31, 2023, 2022, and 2021, the Company made installment payments of $119.5 million, $63.7 million, and $63.4 million, respectively.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Uncertain Tax Positions

The Company has established contingency reserves for a variety of material, known tax exposures. As of December 31, 2023, the total amount of tax contingency reserves was $244.8 million, including accrued interest and penalties, net of related items. The Company's tax reserves reflect management's judgment as to the resolution of the issues involved if subject to judicial review or other settlement. While the Company believes its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve. With respect to these reserves, the Company's income tax expense would include: (i) any changes in tax reserves arising from material changes in facts and circumstances (i.e., new information) surrounding a tax issue during the period and (ii) any difference from the Company's tax position as recorded in the financial statements and the final resolution of a tax issue during the period. Such resolution could materially increase or decrease income tax expense in the Company's consolidated financial statements in future periods and could impact operating cash flows.

Unrecognized tax benefits represent the aggregate tax effect of differences between tax return positions and the amounts otherwise recognized in the Company's consolidated financial statements and are reflected in Income taxes payable in the Consolidated Balance Sheets. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties and before offset of related items, is as follows (in millions):

	2023	2022
Balance as of January 1	$ 270.5	$ 344.6
Increase related to current period tax positions[a]	0.4	1.6
Increase related to prior period tax positions	2.7	—
Decrease related to prior period tax positions	(0.5)	(16.5)
Decrease due to settlements with taxing authorities	—	(2.2)
Decrease due to lapse of applicable statute of limitations	(3.7)	(55.0)
Decrease due to effects of foreign currency exchange rates	—	(2.0)
Balance as of December 31	$ 269.4	$ 270.5

(a) Includes recurring accruals for issues which initially arose in previous periods.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $259.5 million and $260.1 million as of December 31, 2023 and 2022, respectively, excluding interest and penalties.

The Company recognizes interest and penalties with respect to unrecognized tax benefits in Provision for income taxes in its Consolidated Statements of Income and records the associated liability in Income taxes payable in its Consolidated Balance Sheets. The Company recognized $14.7 million, $(10.9) million, and $4.4 million in interest and penalties during the years ended December 31, 2023, 2022, and 2021, respectively. The Company has accrued $40.7 million and $21.0 million for the payment of interest and penalties as of December 31, 2023 and 2022, respectively.

The unrecognized tax benefits accrual as of December 31, 2023 consists of federal, state, and foreign tax matters. It is reasonably possible that the Company's total unrecognized tax benefits could decrease by up to approximately $250 million during the next 12 months in connection with various matters which may be resolved.

The Company and its subsidiaries file tax returns for the United States, for multiple states and localities, and for various non-United States jurisdictions, and the Company has identified the United States as its major tax jurisdiction, as the income tax imposed by any one foreign country is not material to the Company. The Company's tax filings are subject to examination by U.S. federal, state, and various non-United States jurisdictions. The conclusion of the IRS Examination resulted in both agreed and unagreed adjustments. The agreed adjustments were reflected in the Company's financial statements for the year ended December 31, 2022. The Company is contesting the unagreed adjustments at the IRS Appeals level and believes its reserves for these proposed adjustments are adequate. The statute of limitations for the U.S. federal

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

income tax returns for 2017 and 2018 has been extended to March 31, 2025. The Company's U.S. federal income tax returns since 2020 are also eligible to be examined.

11. Employee Benefit Plans

Defined Contribution Plans

The Company administers several defined contribution plans in various countries globally, including The Western Union Company Incentive Savings Plan (the "401(k)"), which covers eligible employees on the United States payroll. Such plans have vesting and employer contribution provisions that vary by country. In addition, the Company sponsors a non-qualified deferred compensation plan for a select group of highly compensated United States employees. The plan provides tax-deferred contributions and the restoration of Company contributions otherwise limited under the 401(k). The aggregate amount charged to expense in connection with all of the above plans was $11.3 million, $13.6 million, and $17.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Defined Benefit Plan

On July 22, 2021, the Company's Board of Directors approved a plan to terminate and settle the Company's frozen defined benefit pension plan (the "Plan"). Upon settlement in the fourth quarter of 2021, the Company transferred Plan assets to an insurance company that will provide for and pay the remaining benefits to participants.

The Company incurred $109.8 million of charges associated with this settlement in the year ended December 31, 2021. The pre-tax balance in AOCL associated with the Plan, along with costs related to the settlement, were recorded as a component of Total other income/(expense), net, with the related income tax effects recorded in Provision for income taxes, in the Consolidated Statements of Income.

The net periodic benefit cost associated with the Plan was $9.4 million for the year ended December 31, 2021. The Company made no material contributions to the Plan during the year ended December 31, 2021.

12. Leases

The Company leases real properties for use as administrative and sales offices, in addition to transportation, office, and other equipment. The Company determines if a contract contains a lease arrangement at the inception of the contract. For leases in which the Company is the lessee, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition. Operating lease ROU assets are initially measured at the present value of lease payments over the lease term plus initial direct costs, if any. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. Lease and variable non-lease components within the Company's lease agreements are accounted for separately. The Company has no material leases in which the Company is the lessor.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company's leasing arrangements are classified as operating leases, for which expense is recognized on a straight-line basis. As of December 31, 2023 and 2022, total ROU assets were $126.6 million and $122.4 million, respectively, and operating lease liabilities were $162.3 million and $161.3 million, respectively. The ROU assets and operating lease liabilities are included in Other assets and Other liabilities, respectively, in the Company's Consolidated Balance Sheets. Cash paid for operating lease liabilities is included in Cash flows from operating activities in the Company's Consolidated Statements of Cash Flows. Operating lease costs, which are included in Total expenses in the Company's Consolidated Statements of Income, were $37.4 million, $40.3 million, and $50.6 million for the years ended December 31, 2023, 2022, and 2021, respectively. Short-term and variable lease costs were not material for the years ended December 31, 2023, 2022, and 2021.

The Company's leases have remaining terms from less than 1 year to 9 years. Certain of these leases contain escalation provisions and/or renewal options, giving the Company the right to extend the lease by up to 10 years. However, a substantial majority of these options are not reflected in the calculation of the ROU asset and operating lease liability due to uncertainty surrounding the likelihood of renewal.

The following table summarizes the weighted-average lease terms and discount rates for operating lease liabilities:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (in years)	5.6	6.4
Weighted-average discount rate	6.8%	6.1%

The following table represents maturities of operating lease liabilities as of December 31, 2023 (in millions):

	December 31, 2023
Due within 1 year	$ 42.6
Due after 1 year through 2 years	37.1
Due after 2 years through 3 years	30.0
Due after 3 years through 4 years	22.9
Due after 4 years through 5 years	18.6
Due after 5 years	38.0
Total lease payments	189.2
Less imputed interest	(26.9)
Total operating lease liabilities	$ 162.3

13. Stockholders' Equity

Accumulated Other Comprehensive Loss

AOCL includes all changes in equity during a period that have not yet been recognized in income, except those resulting from transactions with shareholders. The components include unrealized gains and losses on investment securities, unrealized gains and losses from cash flow hedging activities, foreign currency translation adjustments, and defined benefit pension plan adjustments.

Unrealized gains and losses on investment securities that are available for sale, primarily state and municipal debt securities, are included in AOCL until the investment is either sold or experiences a credit loss. See Note 7 for further discussion.

The effective portion of the change in the fair value of derivatives that qualifies as a cash flow hedge is recorded in AOCL. Generally, amounts are recognized in income when the related forecasted transaction affects earnings. See Note 14 for further discussion.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

While the United States dollar is the functional currency for substantially all of the Company's businesses, the assets and liabilities of foreign subsidiaries whose functional currency is not the United States dollar are translated using the appropriate exchange rate as of the end of the year. Foreign currency translation adjustments represent unrealized gains and losses on assets and liabilities arising from the difference in these foreign currencies compared to the United States dollar. These gains and losses are accumulated in other comprehensive income/(loss). When a foreign subsidiary is substantially liquidated or sold, the cumulative translation gain or loss is removed from AOCL and recognized as a component of the gain or loss on the liquidation or sale. During the year ended December 31, 2022, the Company reclassified $17.8 million of currency translation gains previously included within AOCL as a component of Gain on divestiture of business in the Consolidated Statements of Income. See Note 4 for further discussion.

On July 22, 2021, the Company's Board of Directors approved a plan to terminate and settle the Company's frozen defined benefit pension plan. As discussed in Note 11, in the fourth quarter of 2021, the Company settled its defined benefit pension plan and incurred approximately $109.8 million of charges associated with this settlement. The pre-tax balance in AOCL was reclassified as a component of Total other income/(expense), net, with the related income tax effects recorded in Provision for income taxes in the Consolidated Statements of Income.

The following table details reclassifications out of AOCL and into Net income. All amounts reclassified from AOCL affect the line items as indicated below, and the amounts in parentheses indicate decreases to Net income in the Consolidated Statements of Income.

| | | Amounts Reclassified from AOCL to Net Income | | |
| | Income Statement | Year Ended December 31, | | |
Income for the period (in millions)	Location	2023	2022	2021
Accumulated other comprehensive loss components:				
Gains/(losses) on investment securities:				
Available-for-sale securities	Revenues	$ (6.6)	$ (8.9)	$ 3.7
Income tax benefit/(expense)	Provision for income taxes	1.0	1.7	(0.8)
Total reclassification adjustments related to investment securities, net of tax		(5.6)	(7.2)	2.9
Gains/(losses) on cash flow hedges:				
Foreign currency contracts	Revenues	23.9	47.7	(7.6)
Interest rate contracts	Interest expense	0.1	—	(0.6)
Interest rate contracts	Other expense, net	—	—	0.7
Income tax expense	Provision for income taxes	(0.2)	(0.4)	—
Total reclassification adjustments related to cash flow hedges, net of tax		23.8	47.3	(7.5)
Foreign currency translation adjustments:				
Foreign currency translation	Gain on divestiture of business	—	17.8	—
Total reclassification adjustments related to foreign currency translation adjustments, net of tax		—	17.8	—
Effects of 2021 settlement and amortization of components of defined benefit plans:				
Settlement charges	Pension settlement charges	—	—	(109.8)
Actuarial loss	Other expense, net	—	—	(9.9)
Income tax benefit	Provision for income taxes	—	—	25.7
Total reclassification adjustments related to defined benefit plans, net of tax		—	—	(94.0)
Total reclassifications, net of tax		$ 18.2	$ 57.9	$ (98.6)

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables summarize the components of AOCL, net of tax in the accompanying Consolidated Balance Sheets (in millions):

	Investment Securities	Hedging Activities	Foreign Currency Translation	Total
As of December 31, 2022	$ (69.4)	$ 20.5	$ (119.0)	$ (167.9)
Unrealized gains/(losses)	37.3	(12.1)	—	25.2
Tax benefit/(expense)	(6.5)	0.1	—	(6.4)
Amounts reclassified from AOCL into earnings, net of tax	5.6	(23.8)	—	(18.2)
As of December 31, 2023	$ (33.0)	$ (15.3)	$ (119.0)	$ (167.3)

	Investment Securities	Hedging Activities	Foreign Currency Translation	Total
As of December 31, 2021	$ 30.4	$ 18.7	$ (101.2)	$ (52.1)
Unrealized gains/(losses)	(130.8)	49.5	—	(81.3)
Tax benefit/(expense)	23.8	(0.4)	—	23.4
Amounts reclassified from AOCL into earnings, net of tax	7.2	(47.3)	(17.8)	(57.9)
As of December 31, 2022	$ (69.4)	$ 20.5	$ (119.0)	$ (167.9)

	Investment Securities	Hedging Activities	Foreign Currency Translation	Defined Benefit Pension Plan	Total
As of December 31, 2020	$ 58.3	$ (30.5)	$ (101.2)	$ (86.1)	$ (159.5)
Unrealized gains/(losses)	(31.0)	42.9	—	(8.7)	3.2
Tax benefit/(expense)	6.0	(1.2)	—	0.8	5.6
Amounts reclassified from AOCL into earnings, net of tax	(2.9)	7.5	—	94.0	98.6
As of December 31, 2021	$ 30.4	$ 18.7	$ (101.2)	$ —	$ (52.1)

Cash Dividends Paid

Cash dividends paid for the years ended December 31, 2023, 2022, and 2021 were $346.1 million, $361.6 million, and $380.5 million, respectively. The Company's Board of Directors declared quarterly cash dividends of $0.235 per common share for each quarter during the years ended December 31, 2023, 2022, and 2021.

On February 6, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.235 per common share payable on March 29, 2024.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Share Repurchases

On February 10, 2022, the Company's Board of Directors authorized $1.0 billion of common stock repurchases through December 31, 2024. During the years ended December 31, 2023, 2022, and 2021, 24.3 million, 22.3 million, and 19.5 million shares, respectively, were repurchased for $300.0 million, $351.8 million, and $400.0 million, respectively, excluding commissions, at an average cost of $12.35, $15.81, and $20.56, respectively, under the share repurchase authorizations approved by the Company's Board of Directors, including one which expired on December 31, 2021. As of December 31, 2023, $348.2 million remained available under the current share repurchase authorization. The amounts included in the Common stock repurchased line in the Company's Consolidated Statements of Cash Flows represent both shares authorized by the Board of Directors for repurchase under publicly announced authorizations and shares withheld from employees to cover tax withholding obligations on restricted stock units that have vested.

14. Derivatives

The Company is exposed to foreign currency exchange risk resulting from fluctuations in exchange rates, including the euro, and, to a lesser degree, the British pound, the Canadian dollar, and other currencies, related to forecasted revenues and settlement assets and obligations, as well as on certain foreign currency denominated cash and other asset and liability positions. Additionally, the Company is exposed to interest rate risk related to changes in market rates both prior to and subsequent to the issuance of debt. The Company uses derivatives to minimize its exposures related to changes in foreign currency exchange rates and interest rates.

The Company executes derivatives with established financial institutions; the substantial majority of these financial institutions have a credit rating of "A-" or higher from a major credit rating agency. The primary credit risk inherent in derivative agreements represents the possibility that a loss may occur from the nonperformance of a counterparty to the agreements. The Company performs a review of the credit risk of these counterparties at the inception of the contract and on an ongoing basis, while also monitoring the concentration of its contracts with any individual counterparty. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements but would take action if doubt arose about the counterparties' ability to perform. These actions could include the possible termination of the related contracts. The Company's hedged foreign currency exposures are in liquid currencies; consequently, there is minimal risk that appropriate derivatives to maintain the hedging program would not be available in the future.

Foreign Currency Derivatives

The Company's policy is to use longer duration foreign currency forward contracts, with maturities of up to 36 months at inception and a targeted weighted-average maturity of approximately one year, to help mitigate some of the risk that changes in foreign currency exchange rates compared to the United States dollar could have on forecasted revenues denominated in other currencies related to its business. As of December 31, 2023, these foreign currency forward contracts had maturities of a maximum of 24 months with a weighted-average maturity of approximately one year. These contracts are accounted for as cash flow hedges of forecasted revenue, with effectiveness assessed based on changes in the spot rate of the affected currencies during the period of designation and thus time value is excluded from the assessment of effectiveness. The initial value of the excluded components is amortized into Revenues within the Company's Consolidated Statements of Income.

The Company also uses short duration foreign currency forward contracts, generally with maturities ranging from a few days to one month, to offset foreign exchange rate fluctuations on settlement assets and obligations between initiation and settlement. In addition, forward contracts, typically with maturities of less than one year at inception, are utilized to offset foreign exchange rate fluctuations on certain foreign currency denominated cash and other asset and liability positions. None of these contracts are designated as accounting hedges.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The aggregate equivalent United States dollar notional amounts of foreign currency forward contracts as of December 31, 2023 and 2022 were as follows (in millions):

	December 31, 2023
Contracts designated as hedges:	
Euro	$ 227.0
Canadian dollar	97.9
British pound	56.9
Australian dollar	46.5
Swiss franc	37.4
Other[a]	40.3
Contracts not designated as hedges:	
Euro	$ 597.9
British pound	174.9
Mexican peso	168.1
Australian dollar	79.9
Canadian dollar	77.2
Indian rupee	55.3
Philippine peso	38.0
Brazilian real	31.4
Chinese yuan	30.0
Japanese yen	29.2
Singapore dollar	27.5
Other[a]	146.2

	December 31, 2022
Contracts designated as hedges:	
Euro	$ 321.6
Canadian dollar	117.3
Australian dollar	53.2
Swiss franc	40.4
British pound	40.4
Swedish krona	25.8
Other[a]	22.1
Contracts not designated as hedges:	
Euro	$ 603.2
Mexican peso	132.9
British pound	115.1
Indian rupee	52.6
Australian dollar	48.7
Canadian dollar	32.2
Japanese yen	30.5
Chinese yuan	30.1
Swiss franc	28.3
Swedish krona	26.7
Philippine peso	26.2
Other[a]	137.0

_____
(a) Comprised of exposures to various currencies; none of these individual currency exposures is greater than $25 million.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Business Solutions Operations

On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC, and the final closing for this transaction occurred on July 1, 2023. See Note 4 for further information regarding this transaction. Prior to the final closing, the Company wrote derivatives, primarily foreign currency forward contracts and option contracts, mostly with small and medium size enterprises and derived a currency spread from this activity as part of its Business Solutions operations. The Company aggregated its Business Solutions foreign currency exposures arising from customer contracts, including the derivative contracts described above, and hedged the resulting net currency risks by entering into offsetting contracts with Convera through the final closing of the Business Solutions divestiture. The derivatives written were part of the broader portfolio of foreign currency positions arising from the Company's cross-currency payments operations, which primarily included spot exchanges of currency, in addition to forwards and options. Foreign exchange revenues from the total portfolio of positions were $27.8 million, $177.4 million, and $366.8 million for the years ended December 31, 2023, 2022, and 2021, respectively, and were included in Revenues in the Company's Consolidated Statements of Income. None of the derivative contracts used in Business Solutions operations were designated as accounting hedges.

The aggregate equivalent United States dollar notional amount of derivative customer contracts held by the Company in its Business Solutions operations was approximately $3.0 billion as of December 31, 2022.

Balance Sheet

The following table summarizes the fair value of derivatives reported in the Company's Consolidated Balance Sheets as of December 31, 2023 and 2022 (in millions):

		Derivative Assets		Derivative Liabilities		
		Fair Value			Fair Value	
	Balance Sheet Location	December 31, 2023	December 31, 2022	Balance Sheet Location	December 31, 2023	December 31, 2022
Derivatives designated as hedges:						
Foreign currency cash flow hedges..	Other assets	$ 8.5	$ 35.2	Other liabilities	$ 13.2	$ 4.7
Total derivatives designated as hedges....................................		$ 8.5	$ 35.2		$ 13.2	$ 4.7
Derivatives not designated as hedges:						
Business Solutions operations - foreign currency	Assets held for sale	$ —	$ 88.6	Liabilities associated with assets held for sale	$ —	$ 89.5
Foreign currency.........................	Other assets	2.3	2.3	Other liabilities	4.2	4.7
Total derivatives not designated as hedges....................................		$ 2.3	$ 90.9		$ 4.2	$ 94.2
Total derivatives		$ 10.8	$ 126.1		$ 17.4	$ 98.9

The fair values of derivative assets and liabilities associated with contracts that include netting language that the Company believes to be enforceable have been netted in the following tables to present the Company's net exposure with these counterparties. The Company's rights under these agreements generally allow for transactions to be settled on a net basis, including upon early termination, which could occur upon the counterparty's default, a change in control, or other conditions.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In addition, certain of the Company's other agreements include netting provisions, the enforceability of which may vary from jurisdiction to jurisdiction, depending on the circumstances. Due to the uncertainty related to the enforceability of these provisions, the derivative balances associated with these agreements are included within "Derivatives that are not or may not be subject to master netting arrangement or similar agreement" in the following tables. In certain circumstances, the Company had required its Business Solutions customers to maintain collateral balances to mitigate the risk associated with potential customer defaults.

The following tables summarize the gross and net fair value of derivative assets and liabilities as of December 31, 2023 and 2022 (in millions):

Offsetting of Derivative Assets

December 31, 2023	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets	Derivatives Not Offset in the Consolidated Balance Sheets	Net Amounts
Derivatives subject to a master netting arrangement or similar agreement	$ 7.4	$ —	$ 7.4	$ (7.3)	$ 0.1
Derivatives that are not or may not be subject to master netting arrangement or similar agreement	3.4				
Total	$ 10.8				
December 31, 2022					
Derivatives subject to a master netting arrangement or similar agreement	$ 55.8	$ —	$ 55.8	$ (26.3)	$ 29.5
Derivatives that are not or may not be subject to master netting arrangement or similar agreement	70.3				
Total	$ 126.1				

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Offsetting of Derivative Liabilities

December 31, 2023	Gross Amounts of Recognized Liabilities		Gross Amounts Offset in the Consolidated Balance Sheets		Net Amounts Presented in the Consolidated Balance Sheets		Derivatives Not Offset in the Consolidated Balance Sheets		Net Amounts	
Derivatives subject to a master netting arrangement or similar agreement	$	14.1	$	—	$	14.1	$	(7.3)	$	6.8
Derivatives that are not or may not be subject to master netting arrangement or similar agreement		3.3								
Total	$	17.4								
December 31, 2022										
Derivatives subject to a master netting arrangement or similar agreement	$	77.8	$	—	$	77.8	$	(26.3)	$	51.5
Derivatives that are not or may not be subject to master netting arrangement or similar agreement		21.1								
Total	$	98.9								

Income Statement

Cash Flow Hedges

The effective portion of the change in fair value of derivatives that qualify as cash flow hedges is recorded in AOCL in the Company's Consolidated Balance Sheets. Generally, amounts are recognized in income when the related forecasted transaction affects earnings.

The following table presents the pre-tax amount of unrealized gains/(losses) recognized in other comprehensive income from cash flow hedges for the years ended December 31, 2023, 2022, and 2021 (in millions):

	Year Ended December 31,					
	2023		2022		2021	
Foreign currency derivatives[a]	$	(12.1)	$	49.5	$	39.5
Interest rate derivatives		—		—		3.4

(a) For the years ended December 31, 2023, 2022, and 2021, gains/(losses) of $2.5 million, ($1.8) million, and ($2.4) million, respectively, represent amounts excluded from the assessment of effectiveness and recognized in other comprehensive income, for which an amortization approach is applied.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents the location and amounts of pre-tax net gains/(losses) from cash flow hedging relationships recognized in the Consolidated Statements of Income for the years ended December 31, 2023, 2022, and 2021 (in millions):

	Year Ended December 31,						
	2023		2022		2021		
	Revenues	Interest Expense	Revenues	Interest Expense	Revenues	Interest Expense	Other Expense, net
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow hedges are recorded	$ 4,357.0	$ (105.3)	$ 4,475.5	$ (101.0)	$ 5,070.8	$ (105.5)	$ (21.7)
Gain/(loss) on cash flow hedges:							
Foreign currency derivatives:							
Gains/(losses) reclassified from AOCL into earnings	23.9	—	47.7	—	(7.6)	—	—
Amount excluded from effectiveness testing recognized in earnings based on an amortization approach	6.6	—	5.6	—	6.1	—	—
Interest rate derivatives:							
Gains/(losses) reclassified from AOCL into earnings	—	0.1	—	—	—	(0.6)	0.7

Undesignated Hedges

The following table presents the location and amount of pre-tax net gains from undesignated hedges in the Consolidated Statements of Income on derivatives for the years ended December 31, 2023, 2022, and 2021 (in millions):

Derivatives[a]	Location	Year Ended December 31,		
		2023	2022	2021
Foreign currency derivatives[b]	Selling, general, and administrative	$ 18.0	$ 66.5	$ 52.0

(a) The Company used foreign currency forward and option contracts as part of its Business Solutions payments operations. These derivative contracts are excluded from this table as they were managed as part of a broader currency portfolio that included non-derivative currency exposures. The gains and losses on these derivatives are included as part of the broader disclosure of portfolio revenue for this business discussed above.

(b) The Company uses foreign currency forward contracts to offset foreign exchange rate fluctuations on settlement assets and obligations, as well as certain foreign currency denominated positions. Foreign exchange losses on settlement assets and obligations, cash balances, and other assets and liabilities, not including amounts related to derivative activity as displayed above, and included in Selling, general, and administrative in the Consolidated Statements of Income, were $2.6 million, $62.2 million, and $56.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

All cash flows associated with derivatives are included in Cash flows from operating activities in the Consolidated Statements of Cash Flows.

Based on December 31, 2023 foreign exchange rates, an accumulated other comprehensive pre-tax loss of $6.6 million related to the foreign currency forward contracts is expected to be reclassified into Revenues within the next 12 months.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Borrowings

The Company's outstanding borrowings consisted of the following (in millions):

	December 31, 2023	December 31, 2022
Commercial paper	$ 364.9	$ 180.0
Notes:		
4.250% notes due 2023[a]	—	300.0
2.850% notes due 2025[b]	500.0	500.0
1.350% notes due 2026[b]	600.0	600.0
2.750% notes due 2031[b]	300.0	300.0
6.200% notes due 2036[b]	500.0	500.0
6.200% notes due 2040[b]	250.0	250.0
Total borrowings at par value	2,514.9	2,630.0
Debt issuance costs and unamortized discount, net	(10.3)	(13.2)
Total borrowings at carrying value[c]	$ 2,504.6	$ 2,616.8

(a) Commercial paper and cash, including cash generated from operations, were used to repay $300.0 million of the aggregate principal amount of 4.250% unsecured notes due in June 2023.

(b) The difference between the stated interest rate and the effective interest rate is not significant.

(c) As of December 31, 2023, the Company's weighted-average effective rate on total borrowings was approximately 4.0%.

The following summarizes the Company's maturities of notes at par value as of December 31, 2023 (in millions):

Due within 1 year	$ —
Due after 1 year through 2 years	500.0
Due after 2 years through 3 years	600.0
Due after 3 years through 4 years	—
Due after 4 years through 5 years	—
Due after 5 years	1,050.0
Total	$ 2,150.0

The Company's obligations with respect to its outstanding borrowings, as described below, rank equally.

Commercial Paper Program

Pursuant to the Company's commercial paper program, the Company may issue unsecured commercial paper notes in an amount not to exceed $1.25 billion outstanding at any time, reduced to the extent of borrowings outstanding on the Company's Revolving Credit Facility as defined below. The commercial paper notes may have maturities of up to 397 days from date of issuance. The Company's commercial paper borrowings as of December 31, 2023 had a weighted-average annual interest rate of approximately 5.6% and a weighted-average term of approximately 3 days. As of December 31, 2023 and 2022, the Company had $364.9 million and $180.0 million in commercial paper borrowings outstanding, respectively.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revolving Credit Facility

On December 18, 2018, the Company entered into a credit agreement providing for unsecured financing facilities in an aggregate amount of $1.5 billion, including a $250.0 million letter of credit sub-facility, with a final maturity date of January 8, 2025. On October 31, 2022, the Company amended the facility to transition away from the London Interbank Offered Rate and to draw loans payable based upon the Secured Overnight Financing Rate ("SOFR"), the Euro Interbank Offered Rate, or the Sterling Overnight Index Average. On November 30, 2023, the Company amended the facility by entering into a second amended and restated credit agreement (the "New Credit Agreement") providing for unsecured financing facilities in an aggregate amount of $1.25 billion, including a $250.0 million letter of credit sub-facility and $300.0 million swing line sublimit, with a final maturity date of November 30, 2028, subject to extension in certain circumstances ("Revolving Credit Facility"). The Company is required to maintain compliance with a consolidated adjusted Earnings before Interest, Taxes, Depreciation and Amortization interest coverage ratio covenant of greater than 3:1 for each period of four consecutive fiscal quarters. The Revolving Credit Facility supports borrowings under the Company's commercial paper program.

Interest due under the New Credit Agreement is payable according to the terms of that borrowing. Generally, interest under the New Credit Agreement is calculated using either (i) an adjusted term SOFR, or other applicable benchmark based on the currency of the borrowing, plus an interest rate margin determined on a sliding scale from 0.920% to 1.425% based on the Company's credit rating (currently 1.140%) or (ii) a base rate plus a margin determined on a sliding scale from 0.000% to 0.425%) based on the Company's credit rating (currently 0.140%). A facility fee on the total amount of the facility is also payable quarterly, regardless of usage, and such facility fee is determined on a sliding scale from 0.080% to 0.200% based on the Company's credit rating (currently 0.110%).

As of December 31, 2023 and 2022, the Company had no outstanding borrowings under its revolving credit facility.

Term Loan Facility

On December 18, 2018, the Company entered into an amended and restated term loan facility providing for up to $950.0 million in borrowings and extending the final maturity of the facility to January 2024 (the "Term Loan Facility"). In October 2016, the Company borrowed $575.0 million under the prior term loan facility. In December 2018, the Company borrowed the remaining amount available under the Term Loan Facility. In the first quarter of 2021, proceeds from the 2026 Notes (as defined below) and the 2031 Notes (as defined below), and cash, including cash generated from operations, were used to repay $650.0 million of the Term Loan Facility. On January 4, 2022, the Company repaid all remaining borrowings owed under the Term Loan Facility for total consideration of $300.0 million, using proceeds from commercial paper and cash, including cash generated from operations. The Company is no longer able to borrow money under this facility.

Notes

On March 9, 2021, the Company issued $600.0 million of aggregate principal amount of 1.350% unsecured notes due March 15, 2026 ("2026 Notes") and $300.0 million of aggregate principal amount of 2.750% unsecured notes due March 15, 2031 ("2031 Notes"). Interest with respect to these notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2021. The Company may redeem the 2026 Notes and the 2031 Notes, in whole or in part, at any time prior to February 15, 2026 and December 15, 2030, respectively, at the greater of par or a price based on the applicable treasury rate plus 15 and 25 basis points, respectively. The Company may redeem the 2026 Notes and the 2031 Notes at any time after February 15, 2026 and December 15, 2030, respectively, at a price equal to par, plus accrued interest.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On November 25, 2019, the Company issued $500.0 million of aggregate principal amount of unsecured notes due January 10, 2025 ("2025 Notes"). Interest with respect to the 2025 Notes is payable semi-annually in arrears on January 10 and July 10 of each year, beginning on July 10, 2020, based on the per annum rate of 2.850%. The Company may redeem the 2025 Notes, in whole or in part, at any time prior to December 10, 2024 at the greater of par or a price based on the applicable treasury rate plus 20 basis points. The Company may redeem the 2025 Notes at any time after December 10, 2024 at a price equal to par, plus accrued interest.

On June 11, 2018, the Company issued $300.0 million of aggregate principal amount of unsecured notes due June 9, 2023 ("2023 Notes"). The 2023 Notes matured and were repaid in June 2023 using commercial paper and cash, including cash generated from operations.

On March 15, 2017, the Company issued $400.0 million of aggregate principal amount of unsecured notes due March 15, 2022. On August 22, 2017, the Company issued an additional $100.0 million of aggregate principal amount of unsecured notes due March 15, 2022 for an aggregate principal total of $500.0 million of 3.600% unsecured notes ("2022 Notes"). The 2022 Notes were repaid in April 2021 using proceeds from the 2026 Notes and the 2031 Notes. The cost associated with the early termination of the 2022 Notes, including the make-whole premium of $14.3 million, was recorded to Other income/(expense), net, during the year ended December 31, 2021.

On June 21, 2010, the Company issued $250.0 million of aggregate principal amount of unsecured notes due June 21, 2040 ("2040 Notes"). Interest with respect to the 2040 Notes is payable semi-annually on June 21 and December 21 each year based on the fixed per annum rate of 6.200%. The Company may redeem the 2040 Notes at any time prior to maturity at the greater of par or a price based on the applicable treasury rate plus 30 basis points.

On November 17, 2006, the Company issued $500.0 million of aggregate principal amount of unsecured notes due November 17, 2036 ("2036 Notes"). Interest with respect to the 2036 Notes is payable semi-annually on May 17 and November 17 each year based on the fixed per annum rate of 6.200%. The Company may redeem the 2036 Notes at any time prior to maturity at the greater of par or a price based on the applicable treasury rate plus 25 basis points.

The Revolving Credit Facility contains covenants, subject to certain exceptions, that, among other things, limit or restrict the Company's ability to sell or transfer assets or merge or consolidate with another company, grant certain types of security interests, incur certain types of liens, impose restrictions on subsidiary dividends, enter into sale and leaseback transactions, incur certain subsidiary level indebtedness, or use proceeds in violation of anti-corruption or anti-money laundering laws. The Company's notes are subject to similar covenants except that only the 2036 Notes contain covenants limiting or restricting subsidiary indebtedness, and none of the Company's notes are subject to a covenant that limits the Company's ability to impose restrictions on subsidiary dividends.

Certain of the Company's notes (including the 2025 Notes, 2026 Notes, 2031 Notes, and 2040 Notes) include a change of control triggering event provision, as defined in the terms of the notes. If a change of control triggering event occurs, holders of the notes may require the Company to repurchase some or all of their notes at a price equal to 101% of the principal amount of their notes, plus any accrued and unpaid interest. A change of control triggering event will occur when there is a change of control involving the Company and among other things, within a specified period in relation to the change of control, the notes are downgraded from an investment grade rating to below an investment grade rating by certain major credit rating agencies. In addition, the interest rates payable on the Company's notes due in 2025, 2026, and 2031 can be impacted by the Company's credit ratings.

16. Stock-Based Compensation Plans

The Western Union Company 2015 Long-Term Incentive Plan

The Western Union Company 2015 Long-Term Incentive Plan ("2015 LTIP"), approved on May 15, 2015, provides for the granting of stock options, restricted stock awards and units, unrestricted stock awards and units, and other equity-

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

based awards to employees and non-employee directors of the Company. Shares available for grant under the 2015 LTIP were 10.5 million as of December 31, 2023.

Stock options granted to employees under the 2015 LTIP are issued with exercise prices equal to the fair market value of Western Union common stock on the grant date, have 10-year terms, and typically vest over four equal annual increments beginning one year after the grant date. Stock options granted to executive officers and retirement eligible employees generally vest on a prorated basis upon termination. Compensation expense related to stock options is recognized over the requisite service period, which is the same as the vesting period.

Restricted stock units granted to employees typically vest on a graded basis over three or four years in equal, annual increments, beginning one year after the grant date, or three years after grant date on a cliff basis. Restricted stock units granted to executive officers, retirement eligible employees, and employees terminated involuntarily and without cause after the one-year anniversary of the grant date generally vest on a prorated basis upon termination. The fair value of restricted stock units is measured based on the Company's stock price on the grant date. Restricted stock units accrue dividend equivalents, with dividend equivalents paid in cash to the extent that the underlying shares vest. Compensation expense related to restricted stock units is recognized over the requisite service period, which is the same as the vesting period.

In 2023 and 2022, the Compensation and Benefits Committee of the Company's Board of Directors ("the CBC") granted the Company's executive officers and certain other key employees, excluding the CEO, long-term incentive awards under the 2015 LTIP, which consisted of 60% Financial Performance Share Units ("PSUs") with a TSR modifier (as defined below) and 40% restricted stock unit awards. In 2023, the CEO received long-term incentive awards under the 2015 LTIP consisting of 60% Financial PSUs with a TSR modifier, 20% stock option awards, and 20% restricted stock unit awards. The CBC granted other executive management of the Company awards under the 2015 LTIP, which consisted of 50% Financial PSUs with a TSR modifier and 50% restricted stock unit awards. Additionally, the CBC granted certain other non-executive employees of the Company participating in the 2015 LTIP annual equity grants consisting of restricted stock unit awards in 2023 and 2022.

The performance-based restricted stock units granted to the Company's executives in 2023 and 2022 are restricted stock units that include a financial performance condition and a market condition ("Financial PSUs with a TSR modifier"). The financial metric requires the Company to meet certain financial objectives over three individual, annual performance periods. The market condition consists of a modifier tied to the Company's total shareholder return in relation to the S&P 500 Index as calculated over a three-year performance period.

The PSUs discussed above will vest 100% on the third anniversary of the grant date, contingent upon threshold financial and market performance metrics being met. The actual number of performance-based restricted stock units that the recipients will receive for awards in 2023 and 2022 range from 0% up to 200% of the target number of stock units granted, contingent upon actual financial and total shareholder return performance results. The grant date fair value of all performance based restricted stock units is fixed, and the amount of restricted stock units that will ultimately vest depends upon the level of achievement of the performance and market conditions over the performance period. The fair value of the Financial PSUs with a TSR modifier is determined using the Monte-Carlo simulation model. Certain awards granted to executive officers, retirement eligible employees, and employees terminated involuntarily and without cause after the one-year anniversary of the grant date vest on a prorated basis upon termination. Compensation expense related to PSUs is recognized over the requisite service period, which is the same as the vesting period.

The Company has also granted restricted stock units and options under the 2015 LTIP to the non-employee directors of the Company. The fair value of these restricted stock units is measured based on the fair value of the shares on the grant date and may be settled upon vesting unless the participant elects to defer the receipt of common shares under the applicable plan rules. Options have 10-year terms and are issued with exercise prices equal to the fair market value of Western Union common stock on the grant date. Both of these awards vest one year after the grant date and on a prorated basis upon a qualifying departure. Compensation expense for these awards is recognized over the requisite service period, which is the same as the vesting period.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Option Activity

A summary of stock option activity for the year ended December 31, 2023 was as follows (options and aggregate intrinsic value in millions):

	Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
Outstanding as of January 1	6.4	$	18.68			
Granted	1.0	$	13.27			
Exercised	—	$	—			
Cancelled/forfeited	(0.3)	$	13.94			
Outstanding as of December 31	7.1	$	18.09	6.3	$	—
Options exercisable as of December 31	4.8	$	19.10	5.2	$	—

The Company received $0.2 million, $9.5 million, and $11.6 million in cash proceeds related to the exercise of stock options during the years ended December 31, 2023, 2022, and 2021, respectively. Upon the exercise of stock options, shares of common stock are issued from authorized common shares.

The total tax benefits from the exercise of options were immaterial for the year ended December 31, 2023 and were $0.2 million and $0.6 million for the years ended December 31, 2022 and 2021, respectively.

The total intrinsic value of stock options exercised was immaterial for the year ended December 31, 2023 and was $0.8 million and $2.8 million for the years ended December 31, 2022 and 2021, respectively.

Restricted Stock Activity

A summary of activity for restricted stock units and performance-based restricted stock units for the year ended December 31, 2023 was as follows (units in millions):

	Units		Weighted-Average Grant-Date Fair Value
Non-vested as of January 1	6.4	$	21.01
Granted	4.6	$	13.00
Vested	(1.9)	$	20.72
Forfeited	(1.8)	$	19.48
Non-vested as of December 31	7.3	$	16.39

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock-Based Compensation Expense

The following table sets forth the total impact on earnings for stock-based compensation expense recognized in the Consolidated Statements of Income resulting from stock options, restricted stock units, performance-based restricted stock units and deferred stock units for the years ended December 31, 2023, 2022, and 2021 (in millions, except per share data):

	2023	2022	2021
Stock-based compensation expense	$ (35.9)	$ (45.5)	$ (44.3)
Income tax benefit from stock-based compensation expense	6.1	8.1	7.5
Net income impact	$ (29.8)	$ (37.4)	$ (36.8)
Earnings per share impact:			
Basic and diluted	$ (0.08)	$ (0.10)	$ (0.09)

Compensation cost is recognized only for those options, awards, and units expected to vest, with forfeitures estimated at the date of grant and evaluated and adjusted periodically to reflect the Company's historical experience and future expectations. Any change in the forfeiture assumption is accounted for as a change in estimate, with the cumulative effect of the change on periods previously reported being reflected in the consolidated financial statements of the period in which the change is made.

As of December 31, 2023, there was $2.8 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.4 years, and there was $47.1 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested restricted stock units and performance-based restricted stock units, which is expected to be recognized over a weighted-average period of 2.1 years.

Fair Value Assumptions

The Company used the following assumptions for the Black-Scholes option pricing model to determine the value of Western Union options granted for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
Stock options granted:			
Weighted-average risk-free interest rate	4.0%	1.9%	1.3%
Weighted-average dividend yield	6.0%	4.3%	4.2%
Volatility	27.8%	29.9%	29.1%
Expected term (in years)	7.23	7.28	7.03
Weighted-average grant date fair value	$ 2.09	$ 3.47	$ 3.26

Risk-free interest rate - The risk-free rate for stock options granted during all periods presented was determined by using a United States Treasury rate for the period that coincided with the expected terms listed above.

Expected dividend yield - The Company's expected annual dividend yield for all periods presented was the calculation of the annualized Western Union dividend divided by an average Western Union stock price on each respective grant date.

Expected volatility - For the Company's CEO and non-employee directors, the Company used a blend of implied and historical volatility, which was calculated using the market price of traded options on Western Union's common stock and the historical volatility of Western Union stock data. There were no options granted to non-executive employees in 2023, 2022, or 2021.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expected term - For 2023, 2022, and 2021, the expected term for the CEO and non-employee director grants was approximately seven years and eight years, respectively. The Company's expected term for options was based upon, among other things, historical exercises, the vesting term of the Company's options, and the options' contractual term of 10 years.

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's historical experience and future expectations. The calculated fair value is recognized as compensation cost in the Company's consolidated financial statements over the requisite service period of the entire award.

17. Segments

As further described in Note 1, the Company has classified its business into the following segments: Consumer Money Transfer, Business Solutions, and Consumer Services. Operating segments are defined as components of an enterprise that engage in business activities, about which separate financial information is available that is evaluated regularly by the Company's Chief Operating Decision Maker ("CODM") in allocating resources and assessing performance.

The Consumer Money Transfer operating segment facilitates money transfers between two consumers. The segment includes five geographic regions whose functions are primarily related to generating, managing, and maintaining agent relationships and localized marketing activities. The Company includes Branded Digital transactions in its regions. By means of common processes and systems, these regions, including Branded Digital, create one interconnected global network for consumer transactions, thereby constituting one Consumer Money Transfer business and one operating segment.

The Business Solutions operating segment facilitated payment and foreign exchange solutions, primarily cross-border, cross-currency transactions, for small and medium size enterprises and other organizations and individuals. On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC, and the final closing for this transaction occurred on July 1, 2023. Accordingly, the Company will no longer report Business Solutions revenues and operating expenses after July 1, 2023. See Note 4 for further information regarding this transaction.

The Consumer Services segment primarily includes the Company's bill payment services which facilitate payments for consumers, businesses, and other organizations, as well as the Company's money order services, retail foreign exchange services, prepaid cards, lending partnerships, and digital wallets.

The Company's segments are reviewed separately below because each segment addresses a different combination of customer groups, distribution networks, and services offered. The business segment measurements provided to, and evaluated by, the Company's CODM are computed in accordance with the following principles:

- The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

- Corporate costs, including overhead expenses, are allocated to the segments primarily based on a percentage of the segments' revenue compared to total revenue. Effective January 1, 2022, the Company stopped allocating corporate costs to its Business Solutions segment, given its agreement to sell this business, as discussed further in Note 4.

- The CODM does not review total assets by segment for purposes of assessing segment performance and allocating resources. As such, the disclosure of total assets by segment has not been included below.

- All items not included in operating income are excluded from the segments.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables present the Company's segment results for the years ended December 31, 2023, 2022, and 2021 (in millions):

	Year Ended December 31,		
	2023	2022	2021
Revenues:			
Consumer Money Transfer	$ 4,005.0	$ 3,993.5	$ 4,394.0
Business Solutions[a]	29.7	196.9	421.8
Consumer Services	322.3	285.1	255.0
Total consolidated revenues	$ 4,357.0	$ 4,475.5	$ 5,070.8
Operating income:			
Consumer Money Transfer	$ 750.8	$ 765.1	$ 977.6
Business Solutions[a]	3.7	58.5	95.5
Consumer Services	92.5	100.8	50.0
Total segment operating income	847.0	924.4	1,123.1
Russia/Belarus exit costs[b]	—	(10.0)	—
Business Solutions exit costs[b]	—	(7.7)	—
Operating expense redeployment program costs[c]	(29.5)	(21.8)	—
Total consolidated operating income	$ 817.5	$ 884.9	$ 1,123.1

(a) On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to the Buyer. The sale was completed in three closings, the first of which occurred on March 1, 2022. The second occurred on December 31, 2022, and the final occurred on July 1, 2023. See Note 4 for further information regarding this transaction.

(b) Represents the exit costs incurred in connection with the Company's suspension of its operations in Russia and Belarus and the divestiture of the Business Solutions business, primarily related to severance and non-cash impairments of property and equipment, an operating lease right-of-use asset, and other intangible assets. While certain of the expenses are identifiable to the Company's segments, the expenses are not included in the measurement of segment operating income provided to the CODM for purposes of performance assessment and resource allocation. These expenses are therefore excluded from the Company's segment operating income results.

(c) Represents severance, expenses associated with streamlining the Company's organizational and legal structure, and other expenses associated with the Company's program to redeploy expenses in its cost base through optimizations in vendor management, real estate, marketing, and people strategy, as previously announced in October 2022. In 2023 and 2022, expenses incurred under the program also included non-cash impairments of operating lease right-of-use assets and property and equipment. The expenses are not included in the measurement of segment operating income provided to the CODM for purposes of performance assessment and resource allocation. These expenses are therefore excluded from the Company's segment operating income results.

	Year Ended December 31,		
	2023	2022	2021
Depreciation and amortization:			
Consumer Money Transfer	$ 173.7	$ 176.6	$ 181.6
Business Solutions	—	—	16.1
Consumer Services	9.9	7.2	10.5
Total consolidated depreciation and amortization	$ 183.6	$ 183.8	$ 208.2
Capital expenditures:			
Consumer Money Transfer	$ 136.6	$ 198.8	$ 192.3
Business Solutions	—	0.2	5.2
Consumer Services	11.2	9.2	17.1
Total consolidated capital expenditures	$ 147.8	$ 208.2	$ 214.6

The geographic split of revenue below for the Consumer Money Transfer, Business Solutions, and Consumer Services segments is based upon the country where the transaction is initiated with 100% of the revenue allocated to that country. Long-lived assets, consisting of property and equipment, net, are presented based upon the location of the assets.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Based on the method used to attribute revenue between countries described in the paragraph above, each individual country outside the United States accounted for less than 10% of consolidated revenue for the years ended December 31, 2023, 2022, and 2021, respectively. In addition, each individual agent or Business Solutions customer accounted for less than 10% of consolidated revenue during these periods.

Information concerning principal geographic areas for Revenue was as follows (in millions):

	Year Ended December 31,		
	2023	2022	2021
United States	$ 1,507.9	$ 1,575.1	$ 1,702.0
International	2,849.1	2,900.4	3,368.8
Total	$ 4,357.0	$ 4,475.5	$ 5,070.8

Information concerning principal geographic areas for long-lived assets was as follows (in millions):

	December 31,	
	2023	2022
United States	$ 54.6	$ 69.7
International	36.8	40.6
Total[a]	$ 91.4	$ 110.3

(a) As of December 31, 2022, long-lived assets in International include Assets held for sale of $0.7 million. These assets related to the Company's Business Solutions business, as further discussed in Note 4.

THE WESTERN UNION COMPANY

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

The following lists the condensed financial information for the parent company as of December 31, 2023 and 2022 and Condensed Statements of Income and Comprehensive Income and Condensed Statements of Cash Flows for each of the three years in the period ended December 31, 2023.

THE WESTERN UNION COMPANY

CONDENSED BALANCE SHEETS
(PARENT COMPANY ONLY)
(in millions, except per share amounts)

	December 31,	
	2023	**2022**
Assets		
Cash and cash equivalents	$ 2.1	$ 1.6
Property and equipment, net of accumulated depreciation of $68.6 and $59.5, respectively	19.7	29.6
Other assets	92.0	191.1
Investment in subsidiaries	4,547.0	4,806.4
Total assets	$ 4,660.8	$ 5,028.7
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 47.6	$ 45.7
Income taxes payable	301.9	417.8
Payable to subsidiaries, net	1,239.3	1,283.4
Borrowings	2,504.6	2,616.8
Other liabilities	88.4	187.2
Total liabilities	4,181.8	4,550.9
Stockholders' equity:		
Preferred stock, $1.00 par value; 10 shares authorized; no shares issued	—	—
Common stock, $0.01 par value; 2,000 shares authorized; 350.5 shares and 373.5 shares issued and outstanding as of December 31, 2023 and 2022, respectively	3.5	3.7
Capital surplus	1,031.9	995.9
Accumulated deficit	(389.1)	(353.9)
Accumulated other comprehensive loss	(167.3)	(167.9)
Total stockholders' equity	479.0	477.8
Total liabilities and stockholders' equity	$ 4,660.8	$ 5,028.7

See Notes to Condensed Financial Statements.

THE WESTERN UNION COMPANY

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(PARENT COMPANY ONLY)
(in millions)

	Year Ended December 31,		
	2023	2022	2021
Revenues	$ —	$ —	$ —
Expenses	—	—	—
Operating income	—	—	—
Gain on sale of noncontrolling interest in a private company (Note 4)	—	—	47.9
Interest income	1.2	8.3	—
Interest expense	(121.5)	(105.7)	(115.9)
Other income/(expense), net	—	3.1	(14.7)
Loss before equity earnings of affiliates and income taxes	(120.3)	(94.3)	(82.7)
Equity in earnings of affiliates, net of tax	720.6	981.1	869.1
Income tax benefit	25.7	23.8	19.4
Net income	626.0	910.6	805.8
Other comprehensive income, net of tax	0.3	—	2.5
Other comprehensive income/(loss) of affiliates, net of tax	0.3	(115.8)	104.9
Comprehensive income	$ 626.6	$ 794.8	$ 913.2

See Notes to Condensed Financial Statements.

THE WESTERN UNION COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(PARENT COMPANY ONLY)

(in millions)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities			
Net cash provided by/(used in) operating activities	$ 514.7	$ (108.3)	$ 510.4
Cash flows from investing activities			
Purchases of property and equipment	(1.7)	(1.7)	(0.5)
Proceeds from the sale of noncontrolling interest in a private company (Note 4)	—	—	50.9
Purchases of non-settlement investments	—	(400.0)	—
Proceeds from the sale of non-settlement investments	100.0	300.0	—
Proceeds from divestiture, net of cash divested (Note 4)	—	887.2	—
Distributions received from/(capital contributed to) subsidiaries, net	(6.0)	424.6	6.5
Other investing activities	(2.5)	1.7	0.5
Net cash provided by investing activities	89.8	1,211.8	57.4
Cash flows from financing activities			
Advances from subsidiaries, net	170.3	15.6	289.5
Net proceeds from/(repayments of) commercial paper	184.9	(95.0)	195.0
Net proceeds from issuance of borrowings	—	—	891.7
Principal payments on borrowings	(300.0)	(300.0)	(1,150.0)
Proceeds from exercise of options	0.2	9.5	11.6
Cash dividends and dividend equivalents paid	(349.0)	(364.2)	(381.6)
Common stock repurchased	(308.4)	(369.9)	(409.9)
Make-whole premium on early extinguishment of debt	—	—	(14.3)
Other financing activities	(2.0)	—	0.2
Net cash used in financing activities	(604.0)	(1,104.0)	(567.8)
Net change in cash and cash equivalents	0.5	(0.5)	—
Cash and cash equivalents at beginning of year	1.6	2.1	2.1
Cash and cash equivalents at end of year	$ 2.1	$ 1.6	$ 2.1
Supplemental cash flow information:			
Non-cash financing activity, distribution of note from subsidiary (Note 3)	$ 210.9	$ 325.0	$ 556.1
Cash paid for lease liabilities	$ 14.2	$ 15.3	$ 14.6
Non-cash lease liabilities arising from obtaining right-of-use assets (Note 6)	$ 16.5	$ —	$ 0.9

See Notes to Condensed Financial Statements.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

THE WESTERN UNION COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Basis of Presentation

The Western Union Company (the "Parent") is a holding company that conducts substantially all of its business operations through its subsidiaries. Under a parent company only presentation, the Parent's investments in its consolidated subsidiaries are presented under the equity method of accounting, and the condensed financial statements do not present the financial statements of the Parent and its subsidiaries on a consolidated basis. These financial statements should be read in conjunction with The Western Union Company's consolidated financial statements.

2. Restricted Net Assets

Certain assets of the Parent's subsidiaries totaling approximately $440 million as of December 31, 2023 constitute restricted net assets, as there are legal or regulatory limitations on transferring such assets outside of the countries where the respective assets are located. Additionally, certain of the Parent's subsidiaries must meet minimum capital requirements in some countries in order to maintain operating licenses.

3. Related Party Transactions

The Parent enters into contracts with third-party vendors on behalf of its subsidiaries. Because the Parent is a holding company, as noted above, these corporate costs are incurred by the Parent, and the expenses are then allocated to its subsidiaries based primarily on the subsidiaries' percentage of revenues compared to total revenues.

All transactions described below are with subsidiaries of the Parent. The Parent has issued multiple promissory notes payable to its 100% owned subsidiary, First Financial Management Corporation, in exchange for funds distributed to the Parent. All notes pay interest at a fixed rate, may be repaid at any time without penalty, and are included within Payable to subsidiaries, net in the Condensed Balance Sheets. These promissory notes are as follows:

Date Issued		Amount (in millions)	Due Date	Interest Rate (per annum)
July 1, 2022 [a]	$	170.4	March 31, 2025	2.21%
September 1, 2022 [a]	$	70.3	May 31, 2025	2.88%
June 29, 2023 [b]	$	84.5	May 31, 2024	5.00%
September 1, 2023 [a]	$	93.7	May 31, 2026	5.07%
October 1, 2023 [a]	$	290.1	June 30, 2026	5.12%
December 1, 2023 [a]	$	245.2	August 31, 2026	5.30%

[a]   This note refinanced a note originally issued on a prior date.
[b]   Note is payable to the Parent's 100% owned indirect subsidiary, Western Union International Bank.

The Parent files its United States federal consolidated income tax return and also a number of consolidated state income tax returns on its and certain of its affiliates' behalf. In these circumstances, the Parent is responsible for remitting income tax payments on behalf of the consolidated group. The Parent's provision for income taxes has been computed as if it were a separate tax-paying entity. Accordingly, the Parent has recorded income taxes payable on behalf of certain of its subsidiaries, and these income taxes payable are significant due to the enactment of the Tax Act into United States law.

Excess cash generated from operations of the Parent's subsidiaries that is not required to meet certain regulatory requirements may be periodically distributed to the Parent in the form of a distribution, although the amounts of such distributions may vary from year to year.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

THE WESTERN UNION COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

4. Divestitures and Investment Activities

Divestitures

On August 4, 2021, the Parent entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC (collectively, "the Buyer") for cash consideration of $910.0 million. The sale was completed in three closings, with the entire cash consideration collected at the first closing and allocated to the closings on a relative fair value basis. The first closing occurred on March 1, 2022 and excluded the operations in the European Union and the United Kingdom. The second closing occurred on December 31, 2022 and included the United Kingdom operations. The final closing occurred on July 1, 2023 and included the European Union operations. As of December 31, 2022, the Parent classified the proceeds allocated to the European Union operations of approximately $104 million within Other liabilities in the Parent's Condensed Balance Sheets. The gain on the sale from each closing was recognized by the Parent's subsidiaries, and portions of the proceeds payable to the Parent's subsidiaries were settled by means of non-cash distributions by those subsidiaries.

Investment Activities

In April 2021, the Parent sold a substantial majority of the noncontrolling interest it held in a private company for cash proceeds of $50.9 million. The Parent recorded a gain of $47.9 million within Loss before equity earnings of affiliates and income taxes during the year ended December 31, 2021. The Parent retains an immaterial equity interest in this private company.

5. Commitments, Contingencies, and Guarantees

The Parent had approximately $140 million in outstanding letters of credit and bank guarantees as of December 31, 2023 primarily held in connection with regulatory requirements, certain agent agreements, and the Parent's guarantees of its subsidiaries' performance under these letters of credit and bank guarantees. In 2022, the Parent provided a $200 million guarantee to an underwriter of a surety bond, payable in the event the Parent's subsidiary defaults on its obligation. In December 2023, the surety bond was amended, which increased the guarantee to $209 million.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

THE WESTERN UNION COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

6. Leases

The Parent leases real properties primarily for use as administrative and sales offices, in addition to transportation and other equipment. The Parent determines if a contract contains a lease arrangement at the inception of the contract. For leases in which the Parent is the lessee, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition. Operating lease ROU assets are initially measured at the present value of lease payments over the lease term plus initial direct costs, if any. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. Lease and variable non-lease components within the Parent's lease agreements are accounted for separately. The Parent has no material leases in which the Parent is the lessor.

The Parent's leasing arrangements are classified as operating leases, for which expense is recognized on a straight-line basis. As of December 31, 2023 and 2022, the total ROU assets were $54.5 million and $44.1 million, respectively, and lease liabilities were $86.1 million and $80.4 million, respectively. The ROU assets and operating lease liabilities were included in Other assets and Other liabilities, respectively, in the Parent's Condensed Balance Sheets. Cash paid for operating lease liabilities is recorded as Cash flows from operating activities in the Parent's Condensed Statements of Cash Flows. Short-term and variable lease costs were not material for the years ended December 31, 2023, 2022, and 2021.

The Parent's leases have remaining terms from less than 2 years to nearly 8 years. Certain of these leases contain escalation provisions and/or renewal options, giving the Parent the right to extend the lease by up to 10 years. However, these options are not reflected in the calculation of the ROU asset and lease liability due to uncertainty surrounding the likelihood of renewal.

The following table summarizes the weighted-average lease term and discount rate for operating lease liabilities as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (in years)	6.6	7.9
Weighted-average discount rate	5.6%	5.5%

The following table represents maturities of operating lease liabilities as of December 31, 2023 (in millions):

	December 31, 2023
Due within 1 year	$ 17.2
Due after 1 year through 2 years	16.9
Due after 2 years through 3 years	14.4
Due after 3 years through 4 years	14.3
Due after 4 years through 5 years	13.2
Due after 5 years	27.6
Total lease payments	103.6
Less imputed interest	(17.5)
Total operating lease liabilities	$ 86.1

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of the Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our controls and procedures related to our reporting and disclosure obligations (as defined by Rules 13a-15(e) and 15d-15(e) within the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2023, which is the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that, as of December 31, 2023, the disclosure controls and procedures were effective to ensure that information required to be disclosed by us, including our consolidated subsidiaries, in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported, as applicable, within the time periods specified in the rules and forms of the Securities and Exchange Commission, and are designed to ensure that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management's report on Western Union's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and the related Report of Independent Registered Public Accounting Firm, are set forth under Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes that occurred during our most recently completed fiscal quarter covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2023, none of the Company's directors or executive officers adopted, modified, or terminated any contract, instruction, or written plan for the purchase or sale of the Company's securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any non-Rule 10b5-1 trading arrangement, as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Except for the information required by this item with respect to our executive officers included in Item 1 of Part I of this Annual Report on Form 10-K and our Code of Ethics, the information required by this Item 10 is incorporated herein by reference to the discussion in "Proposal 1—Election of Directors," "Board of Directors Information," and "Corporate Governance—Committees of the Board of Directors" of our definitive proxy statement for the 2024 annual meeting of stockholders.

Code of Ethics

The Company's Directors' Code of Conduct, Code of Ethics for Senior Financial Officers, Reporting Procedure for Accounting and Auditing Concerns, Attorneys' Professional Conduct Policy, and the Code of Conduct are available without charge through the "Corporate Governance" portion of the Company's website, www.westernunion.com, or by writing to the attention of: Investor Relations, The Western Union Company, 7001 East Belleview Avenue, Denver, Colorado 80237. In the event of an amendment to, or a waiver from, the Company's Code of Ethics for Senior Financial Officers, the Company intends to post such information on its website, www.westernunion.com.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the discussion in "Compensation Discussion and Analysis," "Executive Compensation," "Compensation of Directors," and "Compensation and Benefits Committee Report" of our definitive proxy statement for the 2024 annual meeting of stockholders, provided that the Compensation and Benefits Committee Report shall not be deemed filed in this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to the discussion in "Stock Beneficially Owned by Directors, Executive Officers and Our Largest Stockholders," and "Equity Compensation Plan Information" of our definitive proxy statement for the 2024 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated herein by reference to the discussion of "Corporate Governance—Independence of Directors" and "Certain Transactions and Other Matters" of our definitive proxy statement for the 2024 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated herein by reference to the discussion in "Proposal 3—Ratification of Selection of Auditors" of our definitive proxy statement for the 2024 annual meeting of stockholders.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements (See Index to Consolidated Financial Statements in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K);

2. Financial Statement Schedule (See Index to Consolidated Financial Statements in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K);

3. The exhibits listed in the "Exhibit Index" attached to this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Separation and Distribution Agreement, dated as of September 29, 2006, between First Data Corporation and The Western Union Company (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 3, 2006 and incorporated herein by reference thereto).
3.1	Amended and Restated Certificate of Incorporation of The Western Union Company, as amended on May 12, 2023 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 18, 2023 and incorporated herein by reference thereto).
3.2	Amended and Restated By-laws of The Western Union Company adopted on December 12, 2023 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 12, 2023 and incorporated herein by reference thereto).
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934.**
4.2	Indenture, dated as of November 17, 2006, between The Western Union Company and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 20, 2006 and incorporated herein by reference thereto).
4.3	Supplemental Indenture, dated as of September 6, 2007, among The Western Union Company and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.13 to the Company's Annual Report on Form 10-K filed on February 26, 2008 and incorporated herein by reference thereto).
4.4	Second Supplemental Indenture, dated as of May 3, 2019, between The Western Union Company and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2019 and incorporated herein by reference thereto).
4.5	Form of 6.200% Note due 2036 (filed as Exhibit 4.14 to the Company's Registration Statement on Form S-4 filed on December 22, 2006 and incorporated herein by reference thereto).
4.6	Form of 6.200% Note due 2040 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 21, 2010 and incorporated herein by reference thereto).
4.7	Form of 2.850% Note due 2025 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 25, 2019 and incorporated herein by reference thereto).

4.8	Form of 1.350% Note due 2026 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 10, 2021 and incorporated herein by reference thereto).
4.9	Form of 2.750% Note due 2031 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 10, 2021 and incorporated herein by reference thereto).
10.1	Second Amended and Restated Credit Agreement, dated as of November 30, 2023, among The Western Union Company, the banks named therein, as lenders, Citibank, N.A., Bank of America, N.A. and Wells Fargo Bank, National Association, in their respective capacities as Issuing Lenders and in their respective capacities as Swing Line Banks, Bank of America, N.A. and Wells Fargo Bank, National Association, as Syndication Agents, Barclays Bank PLC, JPMorgan Chase Bank, N.A., and U.S. Bank National Association, as Documentation Agents, and Citibank, N.A., as Administrative Agent for the banks thereunder (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 4, 2023 and incorporated herein by reference thereto).
10.2	Form of Director Indemnification Agreement (filed as Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form 10 (file no. 001-32903) filed on August 28, 2006 and incorporated herein by reference thereto).*
10.3	The Western Union Company Severance/Change in Control Policy (Executive Committee Level), as Amended and Restated on July 19, 2023 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 26, 2023 and incorporated herein by reference thereto).*
10.4	The Western Union Company 2006 Long-Term Incentive Plan, as Amended and Restated on January 31, 2014 (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on February 24, 2014 and incorporated herein by reference thereto).*
10.5	The Western Union Company 2006 Non-Employee Director Equity Compensation Plan, as Amended and Restated Effective January 31, 2014 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K filed on February 24, 2014 and incorporated herein by reference thereto).*
10.6	The Western Union Company Non-Employee Director Deferred Compensation Plan, as Amended and Restated Effective December 31, 2008 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K filed on February 19, 2009 and incorporated herein by reference thereto).*
10.7	The Western Union Company Senior Executive Performance Incentive Plan, Established February 20, 2019 (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K filed on February 21, 2019 and incorporated herein by reference thereto).*
10.8	Form of Unrestricted Stock Unit Award Agreement Under The Western Union Company 2006 Non-Employee Director Equity Compensation Plan, as Amended and Restated Effective February 17, 2009 (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on February 26, 2010 and incorporated herein by reference thereto).*
10.9	Form of Unrestricted Stock Unit Award Agreement for Non-Employee Directors Residing in the United States Under The Western Union Company 2006 Non-Employee Director Equity Compensation Plan (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2010 and incorporated herein by reference thereto).*
10.10	Form of Nonqualified Stock Option Award Agreement for Non-Employee Directors Residing in the United States Under The Western Union Company 2006 Non-Employee Director Equity Compensation Plan (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2010 and incorporated herein by reference thereto).*

10.11	Form of Bonus Stock Unit Award Agreement for Non-Employee Directors Residing in the United States Under The Western Union Company 2006 Long-Term Incentive Plan (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 1, 2012 and incorporated herein by reference thereto).*
10.12	Form of Nonqualified Stock Option Award Agreement for Non-Employee Directors Residing in the United States Under The Western Union Company 2006 Long-Term Incentive Plan (filed as Exhibit 10.47 to the Company's Annual Report on Form 10-K filed on February 24, 2014 and incorporated herein by reference thereto).*
10.13	Form of Award Agreement Under The Western Union Company Senior Executive Performance Incentive Plan (filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K filed on February 21, 2019 and incorporated herein by reference thereto).*
10.14	Form of Nonqualified Stock Option Award Agreement for Section 16 Officers (Non - U.S.) Under The Western Union Company 2006 Long-Term Incentive Plan For Awards Granted in 2014 and Thereafter (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed on May 1, 2014 and incorporated herein by reference thereto).*
10.15	Form of Nonqualified Stock Option Award Agreement for Section 16 Officers (U.S.) Under The Western Union Company 2006 Long-Term Incentive Plan For Awards Granted in 2014 and Thereafter (filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed on May 1, 2014 and incorporated herein by reference thereto).*
10.16	The Western Union Company 2015 Long-Term Incentive Plan, as Amended and Restated on February 21, 2018 (filed as Exhibit 10.47 to the Company's Annual Report on Form 10-K filed on February 22, 2018 and incorporated herein by reference thereto).*
10.17	Form of Deferred Stock Unit Award Agreement for U.S. Non-Employee Directors Under The Western Union Company 2015 Long-Term Incentive Plan, Effective May 15, 2015 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 30, 2015 and incorporated herein by reference thereto).*
10.18	Form of Nonqualified Stock Option Award Agreement for U.S. Non-Employee Directors Under The Western Union Company 2015 Long-Term Incentive Plan, Effective May 15, 2015 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on July 30, 2015 and incorporated herein by reference thereto).*
10.19	The Western Union Company Supplemental Incentive Savings Plan, as Amended and Restated Effective January 1, 2022 (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K filed on February 24, 2022, and incorporated herein by reference thereto).*
10.20	Form of Nonqualified Stock Option Award Agreement for Section 16 Officers (Non - U.S.) Under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on May 3, 2016 and incorporated herein by reference thereto).*
10.21	Form of Nonqualified Stock Option Award Agreement for Section 16 Officers (Non - U.S.) Under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 2, 2017 and incorporated herein by reference thereto).*
10.22	Deferred Prosecution Agreement dated January 19, 2017 by and between The Western Union Company, the United States Department of Justice, and the United States Attorney's Offices for the Eastern and Middle Districts of Pennsylvania, the Central District of California, and the Southern District of Florida (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 20, 2017 and incorporated herein by reference thereto).

10.23	Stipulated Order for Permanent Injunction and Final Judgment dated January 19, 2017 by and between The Western Union Company and the United States Federal Trade Commission (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 20, 2017 and incorporated herein by reference thereto).
10.24	Consent to the Assessment of Civil Money Penalty dated January 19, 2017 by and between Western Union Financial Services, Inc. and the Financial Crimes Enforcement Network of the United States Department of Treasury (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on January 20, 2017 and incorporated herein by reference thereto).
10.25	Form of Nonqualified Stock Option Grant Award Agreement for Non-U.S. Section 16 Officer under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.65 to the Company's Annual Report on Form 10-K filed on February 21, 2019 and incorporated herein by reference thereto).*
10.26	Form of Total Shareholder Return Performance-Based Restricted Stock Unit Award Agreement for U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.68 to the Company's Annual Report on Form 10-K filed on February 21, 2019 and incorporated herein by reference thereto).*
10.27	Form of Total Shareholder Return Performance-Based Restricted Stock Unit Award Agreement for Non-U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.71 to the Company's Annual Report on Form 10-K filed on February 21, 2019 and incorporated herein by reference thereto).*
10.28	Form of Restricted Stock Unit Award Agreement for U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference thereto).*
10.29	Form of Financial Performance-Based Restricted Stock Unit Award Agreement for U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference thereto).*
10.30	Form of Restricted Stock Unit Award Agreement for Non-U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference thereto).*
10.31	Form of Financial Performance-Based Restricted Stock Unit Award Agreement for Non-U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference thereto).*

10.32	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors Under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2021 and incorporated herein by reference thereto).*
10.33	Form of Nonqualified Stock Option Award Agreement for Non-Employee Directors Residing in the United States Under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2021 and incorporated herein by reference thereto).*
10.34	Nonqualified Stock Option Grant Agreement for Devin B. McGranahan under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K filed on February 24, 2022, and incorporated herein by reference thereto).*
10.35	Offer Letter dated May 7, 2022, between Benjamin Adams and Western Union, LLC (filed as Exhibit 10.45 to the Company's Annual Report on Form 10-K filed on February 23, 2023, and incorporated herein by reference thereto).*
10.36	Letter Agreement dated May 11, 2023, between Giovanni Angelini and the Company.*,**
10.37	Release and Waiver Agreement dated January 3, 2024, between Western Union Financial Services, Inc. Dubai Liaison Office and Jean Claude Farah.*,**
10.38	The Western Union Company Dodd-Frank Clawback and Forfeiture Policy dated October 2, 2023.**
10.39	Form of Nonqualified Stock Option Award Agreement (U.S.) under The Western Union Company 2015 Long-Term Incentive Plan.*,**
10.40	Form of Nonqualified Stock Option Award Agreement (Non-U.S.) under The Western Union Company 2015 Long-Term Incentive Plan.*,**
21	Subsidiaries of The Western Union Company**
23	Consent of Independent Registered Public Accounting Firm**
31.1	Certification of Chief Executive Officer of The Western Union Company Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934**
31.2	Certification of Chief Financial Officer of The Western Union Company Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934**
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code***
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)**
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents**
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

---

* Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this report.
** Filed herewith.
*** Furnished herewith.

134

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Western Union Company (Registrant)

February 22, 2024

By: _____ /s/ Devin B. McGranahan _____

Devin B. McGranahan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Devin B. McGranahan **Devin B. McGranahan**	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 22, 2024
/s/ Matt Cagwin **Matt Cagwin**	Chief Financial Officer (Principal Financial Officer)	February 22, 2024
/s/ Mark Hinsey **Mark Hinsey**	Chief Accounting Officer and Controller (Principal Accounting Officer)	February 22, 2024
/s/ Jeffrey A. Joerres **Jeffrey A. Joerres**	Non-Executive Chairman of the Board of Directors	February 22, 2024
/s/ Julie Cameron-Doe **Julie Cameron-Doe**	Director	February 22, 2024
/s/ Martin I. Cole **Martin I. Cole**	Director	February 22, 2024
/s/ Suzette M. Deering **Suzette M. Deering**	Director	February 22, 2024
/s/ Betsy D. Holden **Betsy D. Holden**	Director	February 22, 2024
/s/ Michael A. Miles, Jr. **Michael A. Miles, Jr.**	Director	February 22, 2024
/s/ Timothy P. Murphy **Timothy P. Murphy**	Director	February 22, 2024
/s/ Jan Siegmund **Jan Siegmund**	Director	February 22, 2024
/s/ Angela A. Sun **Angela A. Sun**	Director	February 22, 2024
/s/ Solomon D. Trujillo **Solomon D. Trujillo**	Director	February 22, 2024

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BOARD OF DIRECTORS

Jeffrey A. Joerres
Non-Executive Chair of the Board of Directors
Former Executive Chair and CEO of
ManpowerGroup, Inc.

Julie M. Cameron-Doe
Director, member of the Audit Committee
and the Compliance Committee
Chief Financial Officer of Wynn Resorts,
Limited

Martin I. Cole
Director, member of the Compensation and
Benefits Committee and the Corporate
Governance, ESG, and Public
Policy Committee
Former Chair of the Board and
Interim CEO of Cloudera, Inc.

Suzette M. Deering
Director, member of the Compensation and
Benefits Committee and the Compliance
Committee
Founder of The Grit Advisory and
Former Global Chief Marketing Officer
of Ford Motor Company

Betsy D. Holden
Director, Chair of the Corporate Governance,
ESG, and Public Policy Committee and
member of the Compensation and
Benefits Committee
Former Senior Advisor to McKinsey &
Company and Former Co-CEO,
Kraft Foods Inc.

Devin B. McGranahan
Director
President and Chief Executive Officer,
The Western Union Company

Michael A. Miles, Jr.
Director, Chair of the Compensation and
Benefits Committee and member of the
Corporate Governance, ESG, and Public
Policy Committee
Advisory Director, Berkshire Partners and
Former President and Chief Operating Officer,
Staples, Inc.

Timothy P. Murphy
Director, Chair of the Compliance Committee
and member of the Audit Committee
Former President and Chief Executive Officer
of Consortium Networks

Jan Siegmund
Director, Chair of the Audit Committee and
member of the Compliance Committee
Former Chief Financial Officer of Cognizant
Technology Solutions Corporation

Angela A. Sun
Director, member of the Audit Committee and
the Compensation and Benefits Committee
Former Chief Operations Officer and Partner,
Alpha Edison

Solomon D. Trujillo
Director, member of the Audit Committee and
the Compliance Committee
Founder and Chair,
Trujillo Group, LLC

EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

Devin B. McGranahan
President, Chief Executive Officer and
Director

Matthew Cagwin
Executive Vice President, Chief Financial
Officer

Benjamin Adams
Executive Vice President, Chief Legal Officer

Giovanni Angelini
President, Europe and Africa

Cherie Axelrod
Executive Vice President,
Chief Risk and Compliance Officer

Rodrigo Garcia Estebarena
President, North America

Andrew Walker
Executive Vice President, Chief Operations
Officer

Forward-Looking Statements
This Annual Report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.
Certain statements contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations sections of The Western
Union Company's (the "Company") Annual Report on Form 10-K for the year ended December 31, 2023 ("Form 10-K") are forward-looking statements
that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates,
assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results
contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of the Form 10-K. See
"Risk Factors" and "Forward-looking Statements" sections and other statements throughout the Form 10-K. The statements are only as of the date
they are made, and the Company undertakes no obligation to update any forward-looking statement.

Corporate Information

Corporate Headquarters

7001 East Belleview Avenue, Denver, CO 80237
+1-720-332-1000
+1-866-405-5012

Transfer Agent and Registrar

Stockholders with questions concerning their stock holdings or dividends or with address changes should contact:

EQ Shareowner Services
PO Box 64874
St Paul MN 55164-0874
www.shareowneronline.com

Overnight Mail:
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

Shareowner Relations Phone Numbers:
+1-651-450-4064
+1-800-468-9716

Independent Registered Public Accounting Firm

Ernst & Young LLP
370 17th Street, Suite 4800
Denver, CO 80202

Financial Information and Reports

The Company routinely issues press releases and quarterly and annual financial reports. To receive this information please write the Company at: Western Union, Investor Relations, 7001 East Belleview Avenue HQ-10, Denver, CO 80237, call +1-866-405-5012 or visit the "Investor Relations" section of our website at www.westernunion.com. A copy of The Western Union Company 2023 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission will be furnished to stockholders without charge (except charges for providing exhibits) upon request to the Company. Analysts and investors seeking additional information about the Company can contact the Investor Relations Department at +1-866-405-5012. For more information about The Western Union Company, please visit the Company's website at www.westernunion.com.

Shareholders of Record

There were 2,813 stockholders of record as of March 20, 2024.

Annual Meeting

The annual meeting of stockholders of The Western Union Company ("Annual Meeting") will be held on Friday, May 17, 2024 at 8:00 a.m. Mountain Time.

Trademarks, Service Marks and Trade Names

The Western Union names, logos and related trademarks and service marks, owned by Western Union Holdings, Inc., are registered and/or used in the U.S. and many foreign countries. All other trademarks, service marks, logos and trade names referenced in this material are the property of their respective owners.

Company Stock Performance

The following graph shows the five-year comparison of cumulative total shareholder return, calculated on a dividend reinvested basis, for (i) our common stock, (ii) the Standard & Poor's Composite – 500 Stock Index (the "S&P 500 Index"), (iii) the Standard & Poor's Composite – 500 Financials Index (the "S&P 500 Financials Index"), an independently prepared index that includes companies in the financial services industry. Pursuant to rules of the U.S. Securities and Exchange Commission, the comparison assumes $100 was invested on December 31, 2018 in our common stock and in each of the indices. Data points on the graph are annual. Historic stock price performance is not necessarily indicative of future stock price performance.



Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2024.
Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

Corporate Governance

To review the Company's corporate governance guidelines, Board committee charters and codes of business conduct and ethics, please visit the "Corporate Governance" section on the "Investor Relations" page of our website at www.westernunion.com.

Making *financial* services *accessible* to people *everywhere*





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